Exhibit 99.2

Annual Report and Accounts 2005

Annual Report and Accounts 2005

leadership in formulation science

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01	Financial highlights	53	Directors’ responsibilities
02	Statement by the Chairman and the Chief Executive	54	Independent auditor’s report – Group accounts
04	ICI Group summary	55	Contents to the accounts
06	History and activities	132	Independent auditor’s report – Company accounts
07	Strategy	143	Group selected financial data: 2001 to 2005
09	ICI Group and its businesses	149	Risk factors
20	Operating and financial review	152	Shareholder information
30	Board of Directors and Executive Management Team	156	Definitions
35	Corporate governance	158	Index
41	Directors’ report	159	Forward-looking statements
42	Remuneration report

ICI is one of the world’s major specialty chemicals and paints businesses with products and ingredients developed for a wide range of markets.

Our vision is to become the leader in formulation science. We have, and will continue to build, a portfolio of businesses that are leaders within their respective industries, bringing together outstanding knowledge of customer needs with leading edge technology platforms to create and deliver products that provide superior performance.

As a result of significant and sustained performance improvement, we aim to be one of the leading creators of shareholder return in our industry, without compromising our commitment to safety, health and the environment and the communities in which we operate.

The Notice convening the Company’s Annual General Meeting in 2006 is set out on pages 3 to 6 of the Letter to Shareholders and Notice of Annual General Meeting 2006 dated 13 March 2006.

The Group publishes an annual Sustainability Report which is available on ICI’s corporate website (www.ici.com). A list of definitions appears on page 156 and 157 of this report.

‘Company’ means Imperial Chemical Industries PLC. ‘ICI’, ‘ICI Group’ or ‘Group’ means Imperial Chemical Industries PLC and its subsidiary companies.	International Financial Reporting Standards
This is the first Annual Report of the Group prepared in accordance with International Financial Reporting Standards (“IFRS”) as endorsed by the European Commission (“adopted IFRS”). The transition date for the adoption of IFRS is 1 January 2004. All comparative data in this report has been restated, except the Group has taken the exemption under IFRS 1 First-time Adoption of International Financial Reporting Standards not to restate comparatives for IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39: Financial Instruments: Recognition and Measurement. ICI has applied the exemption by the US Securities and Exchange Commission (SEC) to exclude a second year of comparatives.

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Financial highlights
Revenue	Trading profit*	Profit before tax	Earnings per share†		Net debt+
		before special items	Earnings	Adjusted earnings
			per £1 Ordinary Share	per £1 Ordinary Share

£m	£m	£m	Pence per £1 Ordinary Share	Pence per £1 Ordinary Share	£m

	2005	2004		Change†
	£m	£m		%

Revenue	5,812	5,609		4

Trading profit*	550	538		2

Profit before taxation and special items**	444	422		5

Net profit before special items attributable to equity holders of the parent	321	306		5

Net profit after special items	420	508		(17)

Earnings and dividends

Earnings per £1 Ordinary Shareø	32.9p	40.1p		(18)

Adjusted earnings per £1 Ordinary Shareø	27.1p	25.8p		5

Dividend declared per £1 Ordinary Share	7.7p	7.3p		5

Cash flow	£m	£m

Net cash inflow from operating activities	359	327

Net cash (outflow) inflow from investing activities	(106)	29

Net cash inflow before financing activities	253	356

Net debt+	745	989	^

Interest coverø (times)	7.2	6.0

Return on capital employedø	13.5%	12.7%

*	Trading profit is defined as operating profit before special items.	Throughout this Annual Report, including pages 2 and 3, references to “comparable” performance exclude the effects of currency translation differences and the impact of acquisitions and divestments on the results reported. Reconciliations between “comparable” and “as reported” performance measures are provided on pages 26 and 27.

†	Measures of earnings per share and percentage changes are calculated using unrounded values.

**	Profit before taxation and after special items was £500m (2004 £606m); special items credited to profit before taxation in the period were £56m (2004 £184m).

ø	ICI’s method of calculating earnings per share, adjusted earnings per share, interest cover and return on capital employed is defined on pages 156 and 157.

+	Net debt is defined on page 157.

^	Net debt reported at the end of 2004 was £920m. Adoption of IAS 32 Financial Instruments: Disclosure and Presentation and IAS39 Financial Instruments: Recognition and Measurement restated opening net debt to £989m.

The businesses

National Starch	Quest	Uniqema	ICI Paints	Regional and
Industrial

ICI Annual Report and Accounts 2005 1

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Statement by the Chairman and the Chief Executive

ICI made satisfactory progress in 2005 despite a more challenging trading environment for our businesses. We remain ahead of our strategic plan targets and expect to make further progress in 2006.

Overview
We are pleased to report that ICI made satisfactory progress in 2005. Despite a more challenging trading environment for most of our businesses, the Group delivered a strong overall financial performance. The cost of many raw materials continued to rise throughout the year, driven by strong demand. This in turn led us to seek price increases from our customers and our efforts were successful. As a result, and combined with the further benefits of our restructuring programme, we reported a robust overall performance. Whilst trading margins were slightly lower at 9.5%, comparable sales growth of 6% helped deliver earnings growth of 5%. As a result, the full year dividend increased by 5% and with another good year for cash generation, Group net debt reduced further to £745m, down from £989m a year ago.

We also made further progress toward implementing our strategic aim to become the leader in formulation science with a strong focus on profitable growth and a clear set of financial targets covering the four years from 2003 to 2007. These are based around delivering significant cumulative improvements in sales, trading margin, return on capital employed, as well as positive cash generation before divestments or acquisitions. More detail on our performance against these strategic objectives is set out on pages 7 and 8 and in the commentaries on each business. Overall, our progress has been good, with performance against all four targets ahead of plan.

Areas of strategic focus
Asia remains an important area of development for ICI as we look to build on the strong positions of our growth businesses in the region. During 2005, comparable sales growth from ICI’s International Businesses in Asia was 11%, with National Starch, Quest and ICI Paints all delivering good growth. National Starch opened a new technical and manufacturing centre in China for electronic materials and we began implementing plans for new paints facilities in China and Vietnam. As a result of our strong growth across the region in recent years, Asia now represents 24% of Group sales. ICI’s businesses in Latin America also delivered good growth in sales and profits as the region continued to benefit from economic recovery. Performance in North America was also good, with sales growth led by price increases and modest volume growth in most businesses. ICI’s activities in Europe delivered a robust performance in generally weak trading conditions.

Our strategy focuses on actively managing our portfolio in different ways to create shareholder value. Sales, capital expenditure, head count and profitability all increased in our targeted growth activities. At the same time, ICI continued to achieve improvements in cost and capital effectiveness. As a result of this strategic focus we completed the sale of Vinamul Polymers in February, and made the modest acquisition of the Celanese redispersible powder polymers business in September.

We have also made good progress towards completing the restructuring activities launched in 2003. Cumulative savings from that programme reached £106m out of an increased target of £140m – increased by £13m because we under-spent to achieve our original targets and have redeployed the resources to secure additional savings. Since the programme’s initiation, our headcount has reduced by 2,100.

2 ICI Annual Report and Accounts 2005	Statement by the Chairman and the Chief Executive

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Improved profitable sales growth is driven by technological innovation, and ICI has maintained a satisfactory level of investment in R&D, the long-term benefit of which is seen in new product launches. One of the most exciting has been the launch of Quest’s ‘ImpaQ Taste Technology’ platform, a new range of flavour molecules that should significantly reduce salt, sugar and fat content without reducing flavour impact in food products where it is used, for example in ice creams or snack foods. National Starch also launched an innovative new printable adhesive developed for the latest faster, more compact electronics applications. This technology increases product reliability and reduces assembly costs, creating significant savings for our customers.

Sustainability has also seen significant developments with the end of ICI’s Challenge 2005 programme and the launch of the new Challenge 2010 targets. More details are available on our website (www.ici.com/sustainability). Managing sustainable development remains at the heart of the way we operate, and the Group has established itself as a leader in its industry, reflected in its membership of the Dow Jones Sustainability Index for a second successive year as well as being a member of the FTSE4 Good Index.

People
Lord Trotman
Sadly, in 2005 we mourned the sudden death of our former Chairman, Lord Trotman, aged 71. Alex Trotman, who joined ICI’s Board as a Non-Executive Director in 1997, became Chairman in 2002 and steered ICI through a critical period. He retired from the Board at age 70, leaving behind a stronger ICI. He will be greatly missed by his many former colleagues at ICI.

Tim Scott
Tragically, the Group also lost one of its most talented leaders when Tim Scott, our Chief Financial Officer, died suddenly in August, aged 43. Tim had been with ICI, and previously Unilever, for over 20 years and had been CFO since 2001 when he was also appointed an Executive Director of the Company. His contribution to strategy and the management of the business was immense, and he will be greatly missed by his friends and colleagues alike.

Towards the end of the year, the Group appointed Alan Brown to succeed Tim in the role of Chief Financial Officer and he joined the Board in November 2005 as an Executive Director. Alan joined us from Unilever where he was Chairman of Unilever China and Hong Kong and previously Senior Vice President of Finance and Information Technology for Unilever’s Food and Beverage division in Europe. We are delighted that he has joined ICI, and are confident he will make an outstanding contribution to ICI in the years ahead.

ICI also appointed a number of new senior managers to the business, including new leaders for our fragrance business within Quest and for the Group technology function. Internal development has also been strong with a further six senior executives appointed by promotion within the businesses.

The performance in 2005 could not have been delivered without the continued dedication, hard work and support of ICI’s employees around the world. We have just under 32,000 people employed in over 50 countries. Ensuring our teams have safe and stimulating working environments and good career opportunities remains critical as the Group continues to develop as a leading multinational company.

Outlook
2005 turned out much as planned, although more work had to be done to manage high raw material inflation and raise prices. We maintained our strategic progress and improved the financial performance of the business despite mixed trading conditions.

With good strategic growth platforms developing in Asia and in a number of important, high growth industries, the long-term prospects for the Group look favourable. However, more remains to be done in the short-term to capitalise on the progress we have made to date and our teams will be focused in 2006 on achieving our strategic plan targets and completing the 2003 restructuring programme, whilst developing our plans for 2007 and beyond.

Because of ICI’s long history we have significant pension commitments. Principally as a result of changes in mortality, the aggregate net deficit of our pension and other post-retirement plans has increased from £1.2bn to £1.7bn. As a result, we have agreed with the trustees of the two principal UK pension funds to make increased contributions from 2006 onwards. More details are set out in the contractual obligations table in the operating and financial review on page 23.

Our outlook for 2006 is unchanged. At this early stage in the year trading conditions look satisfactory, with growth opportunities in Asia, North America and Latin America likely to offset any generally weak trading conditions in Western Europe. Against this backdrop, and with further incremental benefits from restructuring, ICI expects to make further progress in 2006, towards its strategic plan targets.

ICI’s shareholders, employees and customers have provided strong support to the Group over recent years and we thank them for their ongoing trust and confidence. We are mindful of our financial responsibility to all stakeholders and the need always to act with the highest standards of integrity and transparency. We remain committed to achieving both as we move forward.

Peter B Ellwood CBE Chairman

John D G McAdam Chief Executive

Statement by the Chairman and the Chief Executive	ICI Annual Report and Accounts 2005 3

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ICI Group summary

ICI is one of the world’s major specialty chemicals and paints businesses with products and ingredients developed for a wide range of markets.

ICI’s specialty products and paints businesses comprise National Starch, Quest, Uniqema and ICI Paints. These businesses serve diverse consumer and industrial markets through some 70 strategic business units, with an array of market leadership positions around the world. In addition, a number of Regional and Industrial businesses remain in ICI’s portfolio.

The businesses are supported by Group functions that provide expertise in the disciplines of information technology, procurement, human resources, operations, finance, sustainability, safety, health and the environment (SHE), and applied technology.

Our products can be found in many household items; the illustration below highlights just a few that can be found in the kitchen:

1. National Starch
National Starch formulates a wide variety of functional ingredients found in the kitchen. For foods, these include: starch-based crisping, textural and fibre enhancements in breakfast cereals, snacks and baked goods; thickeners and stabilisers for soups, gravies and dairy products. Adhesives for packaging – from boxes and can labels to attaching straws to juice boxes. Non-food products include polymers, fragrance encapsulation and cleansing agents in dish detergents. Structural products include window glazing, adhesives used to fabricate windows; starches used in wallboard; as well as adhesives to produce and hold insulation in place in appliances and buildings.

2. Quest
Quest creates distinctive flavours for sweet and savoury foods and beverages, including crisps, biscuits, soda and juices, tea and coffee, breakfast cereals, soups, snack bars, sauces, ice cream and yoghurt. Quest also develops appealing fragrances for use in laundry powder, fabric softener, air fresheners and cleaning fluids.

3. Uniqema
Uniqema produces surfactants for   mild handwash and dishwashing formulations and makes additives that improve the performance of coatings used on the inside of cans. Its products are also used in the rigid foam that provides insulation and structural strength for refrigerators, while Uniqema lubricants are a vital component of fridge cooling systems. 500 million fridge compressors now run on Uniqema’s world-leading “Emkarate RL” technology.

4. ICI Paints
ICI Paints is a leading supplier of can and other packaging coatings and one of the world’s top producers of paints for decorating homes. Its high quality coatings come in a range of expressive colours, and its formulations and packaging innovations aim to meet the needs of DIY and professional decorators.

4 ICI Annual Report and Accounts 2005	ICI Group summary

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National Starch

National Starch markets an extensive product range to sectors as diverse as food, healthcare and construction. Four main divisions are grouped around adhesives, specialty starches, specialty synthetic polymers and electronic and engineering materials. Headquartered in the USA, with manufacturing and customer service centres in 39 countries.	£1,871m revenue £214m trading profit† 13.1% return on capital employed* 8,910 employeesø

Quest

Quest creates and markets flavours and fragrance concepts and solutions for the fast moving consumer goods industries. It makes ingredients for foods, snacks, beverages, personal care, fine fragrances, and home hygiene products. Headquartered in the Netherlands, with operations in 31 countries.	£560m revenue £52m trading profit† 10.1% return on capital employed* 3,450 employeesø

Uniqema

Uniqema provides products which deliver specific effects that influence how customers’ products feel or perform. The formulation of personal care ingredients, natural and synthetic lubricants and polymers are areas of particular expertise. Headquartered in the Netherlands, with manufacturing in 11 countries.	£631m revenue £22m trading profit† 2.3% return on capital employed* 2,630 employeesø

ICI Paints

With some of the world’s top paint and decorative product brands, ICI Paints aims to inspire consumers to transform their surroundings with performance products and colour. It makes products to prepare and care for many building materials, and also provides coatings for cans and packaging. Headquartered in the UK, with manufacturing in 24 countries.	£2,331m revenue £253m trading profit† 23.0% return on capital employed* 15,160 employeesø

Regional and Industrial

ICI has a number of Regional and Industrial businesses that are essentially local in scope. Principal operations are in Pakistan and Argentina and include the manufacture of pure terephthalic acid, polyester, sulphur-related chemicals, wine additives and soda ash.	£428m revenue £48m trading profit† 19.7% return on capital employed* 2,140 employeesø

† Trading profit is defined as operating profit before special items. * ICI’s method of calculating return on capital employed is defined on page 157. ø Average employee numbers in 2005.

ICI Group summary	ICI Annual Report and Accounts 2005 5

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History and activities

1. National Starch
National Starch formulates hair
fixative polymers for hair sprays,
gels and mousses; and conditioning,
film forming and thickening polymers
for conditioners, shampoos, skin
lotions and sunscreens. National
Starch also makes polymers and
starches used in mortars, tile grouts,
ceramic tile settings and flooring
compounds, and makes adhesives
for packaging and labelling, including
personal care product packaging.

2. Quest
Quest creates fine fragrances for men
and women as well as fragrances
for a host of personal care products,
including shampoo and hair
conditioner, bath foam, shower gel,
spray deodorant, hand and skin
moisturiser, toothpaste and hairspray.

3. Uniqema
Uniqema supplies mild handwash,
liquid soap and shampoo ingredients,
surfactants for moisturiser, make
up and sunscreen, as well as many
ingredients for formulations requiring
Pharmacopoeia standards for
ensuring products’ efficacy.

4. ICI Paints
ICI Paints decorative coatings allow
consumers to create environments
within their homes. In fact, 50 million
households, all over the world, use
ICI paints every year. ICI Paints also
formulates and manufactures
construction adhesives, repair
products, caulks and sealants.

History
ICI celebrates its 80th year in 2006. The Company was formed in 1926 by the merger of four UK chemical companies: Brunner Mond, Nobel Industries, British Dyestuffs and United Alkali. ICI is one of a small number of companies listed continuously on the leading UK stock index – originally the FT 30, now the FTSE 100 – since the 1930s.

During the course of its history, ICI has been an acknowledged leader in diverse disciplines, including fundamental science, engineering, manufacturing and human resources. The Group’s major inventions have been equally diverse, ranging from the plastics polythene and Perspex to beta blockers and the antimalarial treatment Paludrine.

In 1993, ICI demerged its bioscience businesses to a publicly listed company, Zeneca Group PLC (now AstraZeneca PLC). In 1997, ICI began its transformation from regional manufacturer of bulk chemicals to a global specialty chemicals and paints leader with the acquisition of Unilever’s Speciality Chemicals businesses.

Over the last decade, ICI has transformed its portfolio through a number of acquisitions and divestments worth more than £12bn. Divestment proceeds have been used to repay debt and improve balance sheet strength. Today, four specialty chemicals and paints businesses form the core of ICI – National Starch, Quest, Uniqema and ICI Paints.

Spread and balance of activities
ICI is headquartered in the UK, where it also has a number of major manufacturing activities. Outside the UK, the Group’s activities are geographically diverse with growing businesses in Asia and Latin America and a significant presence in North America. Around one third of ICI’s activities are in Europe. Typically, ICI’s International Businesses are staffed almost entirely by local nationals and, in total, 86% of ICI’s 31,910 employees are located outside the UK.

The Group has operations in over 50 countries around the world and its customers are spread across a diverse range of product sectors. More than 60% of ICI’s revenue is in sectors the Group believes are relatively non-cyclical, for example, food and beverages, decorative coatings, personal and household care products, and water treatment. Other sectors with a greater degree of cyclicality include automotive, industrial adhesives and construction materials, as well as semi-conductors. ICI believes this spread and balance of activities provides a manageable exposure to higher growth markets, for example in Asia, and to emerging products and technologies including food nutrition and electronics.

Overall, no one market sector dominates ICI’s customer base and no one customer represents a material proportion of Group revenue.

Revenue by business	Revenue by customer location	Revenue by market sector

6 ICI Annual Report and Accounts 2005	History and activities

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Strategy

ICI’s strategic matrix
ICI’s vision is to become the leader in formulation science, creating complex mixtures that deliver the effects valued by consumers and customers. To achieve this leadership goal, and through this create superior returns for shareholders, the Group is building a portfolio of businesses that are leaders in their respective industries, bringing together consumer understanding, outstanding knowledge of customer needs and processes, and leading edge technology platforms to provide a distinctive, competitive advantage for its customers.

At the last strategic review, ICI’s business units were evaluated in terms of market attractiveness (e.g. financial strength and sustainability) and competitive position (e.g. quality of products, technology and market share). Reflecting their different strengths and weaknesses, each business was then mapped onto the two by two matrix shown below. This matrix is fundamental to the strategic development of the business. For example, ICI intends to invest to support growth in businesses with strong positions in high-growth markets – the “grow aggressively” segments –which are more attractive in the long term. In contrast, ICI will invest to improve cost and capital effectiveness in its businesses in relatively low growth markets – the “maintain selectively” segments – with the aim of continued cost effectiveness and resilient financial performance. Examples of this approach can be found in the section that follows on page 8, entitled Strategic Progress in 2005.

ICI’s strategy is to create and capture additional value from three principal sources:

•	Differentiated resource allocation
Investing in technology and marketing in those businesses where sustainable, competitive advantage can be created;

•	Cost and capital effectiveness
Achieving a step-change in cost and capital effectiveness for ICI overall – in the near term through the successful delivery of restructuring, and sustainably through changing the organisation, culture, and behaviour in ICI to consistently deliver improvements; and

•	Strategy execution
A greater focus on strategy execution, upgrading operational capabilities and enhancing rewards for short to medium-term performance delivery.

Examples of what was achieved in 2005 can be found in the section that follows, entitled Strategic Progress in 2005, as well as in the business commentaries.

Strategic plan targets
Underpinned by a set of specific strategic thrusts, the delivery of sustained performance improvement against clear financial targets should enable ICI to deliver significant improvements in shareholder return. The targets, first set out in 2003, are outlined below.

1. National Starch
National Starch provides
encapsulating starches to protect
flavours, stabilise emulsions and
improve mouthfeel in beverages.
It also formulates waterborne and
hot melt adhesives for packaging
and labelling, paperboard laminating
and folding carton and corrugated
packaging assembly.

2. Quest Quest makes drinks taste delicious by creating flavours for all tastes, varying from strawberry to vanilla, raspberry, apple, lime, chocolate, orange, passion fruit, cinnamon and more.

3. Uniqema Uniqema makes ingredients used in can coatings (to prevent spoilage), in hot melt adhesives to hold the cardboard package together, and printing inks used in packaging labelling.

4. ICI Paints ICI Paints Packaging Coatings formulates and manufactures specialised internal and external coatings for food and beverage cans.

ICI’s strategic matrix	Strategic plan targets

Only major business units shown.	Definitions of terms appear on page 157.

Strategy	ICI Annual Report and Accounts 2005 7

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Strategic progress in 2005
Overall, 2005 has been another satisfactory year with ICI making further incremental progress towards its strategic plan targets, first set out in 2003. As expected, 2005 was more challenging than 2004, with higher raw material cost inflation and mixed trading conditions having an adverse impact on underlying performance. Despite this, comparable sales growth of 6% compared well with estimated real growth in global GDP of 3.4%* and with the overall trading margin broadly unchanged at 9.5% (2004 9.6%), ICI remains on track to achieve a two percentage point improvement in Group trading margin over the four years of the plan. Taken together with improved capital management, this has helped the Group improve return on capital employed by 0.8%, to 13.5%, and generate positive cash flow before acquisitions and divestments of £170m in 2005 (2004 £82m).

ICI’s strategy focuses on actively managing its portfolio in different ways to create shareholder value. Investment in “grow selectively” and “grow aggressively” businesses aims to strengthen their competitive positions and open up new market opportunities. Alternatively, investment in “maintain selectively” and “maintain aggressively’’ operations should improve returns on capital, margin and cash flows whilst improving market positions where possible.

Overall, comparable sales growth for businesses which ICI intends to “grow aggressively” was over 7% in 2005, compared with sales growth in the “maintain selectively” segment of 3%. Restructuring and other cost and capital efficiency projects contributed to margin improvements in every quadrant except “maintain aggressively” where progress was held back by high raw material costs and the increased manufacturing and energy costs at National Starch’s US starch operations.

ICI continued to invest preferentially in its “grow aggressively” businesses. Capital expenditure was again in excess of depreciation as the businesses invested in growth opportunities. National Starch opened a strategically important new technical and manufacturing centre for Electronic Materials in China, and ICI Paints started

*Source: Oxford Economic Forecasting December 2005.

Sales – International Businesses

new manufacturing projects in China and Vietnam. In addition, many new and innovative products were launched by the businesses in 2005. These included ‘ImpaQ Taste Technology’, a range of flavour molecules launched by Quest to replace high levels of salt, fat and sugar in processed foods, and a new printable adhesive, launched by National Starch’s Ablestik operation, for use in the latest faster, more compact electronics applications.

Regionally, ICI maintained its good progress developing its “grow aggressively” activities in Asia. Across all the strategic quadrants, comparable sales grew 11% in the region. ICI Paints, in particular, made good progress in the key developing economies with comparable growth of 17% for the year. As a result, sales reported in Asia were 24% (2004 22%) of the Group total.

At the same time as investing in “grow” businesses ICI maintained its focus on restructuring activities. Cumulative savings from the programme launched in 2003 reached £106m out of an increased target of £140m. Since the start of the programme ICI has removed 2,100 job positions from its businesses.

In February 2005, ICI completed the sale of the Vinamul Polymers business. Other small divestments included Zweihorn, a specialty woodcare business in Germany, 51% of ICI India’s rubber chemicals business to a joint venture company established in partnership with PMC Group International of the USA, and ICI’s interest in Pielcolor Uruguay SA, a manufacturer of chemicals for leather stains. In total, these generated net disposal proceeds of £108m.

In September, ICI acquired the redispersible powder polymers business from Celanese for £15m. This acquisition should enhance the growth opportunities of National Starch’s specialty polymers activities through expanding its product range, increasing its customer footprint and providing additional manufacturing capacity.

Uniqema
In February 2006, ICI announced that it was evaluating its options with regard to Uniqema. ICI believes that Uniqema is a market leading oleochemicals and derivatives business with a good product portfolio and a strong management team. The restructuring programme announced in 2003 has generated significant savings, resulting in improved profitability. The Uniqema team has identified a range of further restructuring opportunities that could further improve overall profitability, but which would require significant additional investment. In this context, and in the light of other investment opportunities available to ICI across the Group, in particular in those areas where there is the prospect of greater strategic and financial returns, ICI is evaluating its options, with a view to divesting the business, subject to a deal realising value for shareholders.

•	This chart shows the change in comparable sales for the International Businesses by strategic quadrant from 2004 to 2005.

•	Areas of the squares reflect the proportion of total International Businesses’ sales in the quadrant with the proportion percentages shown in the outer corner of each square.

8 ICI Annual Report and Accounts 2005	Strategic progress in 2005

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ICI Group and its businesses

Group Organisation
ICI is organised around five operating businesses: National Starch on pages 9 and 10, Quest on pages 10 and 11, Uniqema on page 12, ICI Paints on pages 13 and 14 and Regional and Industrial on page 14.

These are supported by Group functions that provide expertise in information technology, procurement, human resources, manufacturing, finance, sustainability, safety, health and the environment (SHE), and applied technology, where real value can be created for ICI’s customers through the application of advanced technology across the Group.

A number of senior management boards leverage the combined skills and experiences of the functional teams. The functional boards are also responsible for establishing functional strategies and ensuring Group-wide implementation of best practice.

In addition, the Business Development Board, chaired by a member of the Executive Management Team, aims to accelerate the commercial exploitation of technology opportunities within ICI, and reflects the desire to develop continuously and strengthen the links between market needs and technology capability.

National Starch

Background
National Starch, which accounted for 32% of the Group’s sales in 2005, is a leading player in specialty chemicals, with important positions in specialty industrial adhesives, specialty food starches, specialty polymers and electronic materials. It provides many specialty ingredients and formulations to consumer-oriented markets that, with the exception of electronic industries, tend to be relatively non-cyclical in nature.

National Starch operates an international network of 147 manufacturing and customer service centres, located in 39 countries on six continents. National Starch believes that its position in these markets has been achieved through a strong combination of natural and synthetic polymer technology, application understanding and a high degree of technical support for customers.

National Starch is headquartered in Bridgewater, New Jersey, USA, with regional offices in the UK (Europe) and Singapore (Asia). Major manufacturing facilities are located in the USA, Germany, Mexico, Japan, Thailand, Korea, China and Brazil, with further manufacturing facilities in 25 other countries around the world.

Strategy
National Starch’s strategy focuses on delivering value through three main activities:
•	building on strengths in areas where it has good opportunities for profitable growth;

•	delivering innovative new products to customers; and

•	continually improving cost efficiency, particularly in its more mature businesses.

Consistent with the ICI strategic matrix, National Starch allocates resources preferentially to those businesses within the ‘grow aggressively’ segment. These include the Electronic and Engineering Materials business and the National Starch businesses in Asia.

Brief description of activities
National Starch is one of the largest producers of specialty industrial adhesives in the world based on both natural and synthetic polymers, including water-borne, hot melt and pressure sensitive products.

Products from the Adhesives division are used to seal cases and cartons and to fix labels to bottles and cans. Paper applications include laminating, bag making, paper tissue, paper tube winding and box manufacturing. Adhesives are also used in bookbinding, disposable nappies/diapers, personal sanitary products and disposable hospital supplies.

National Starch’s adhesives and primers are used in the assembly of sports shoes and for assembly operations in the woodworking, construction, recreational vehicle and transportation industries.

National Starch also manufactures a wide range of specialty starches, focused principally on food and industrial applications. The National Starch Food Innovation business concentrates on modifying food formulations to enhance texture, appearance and flavour delivery. Certain products provide effects which enable end-consumer products to withstand the rigours of ultra-high temperature processing, microwave cooking, freeze/thaw cycles and extended storage. The nutritional content of food can be improved by National Starch’s products which add health-enhancing ingredients such as dietary fibre. National Starch helps its customers develop new food concepts to satisfy growing consumer needs for new, wholesome and nutritious food.

National Starch has multiple capabilities in specialty polymers for markets as diverse as personal care, construction, water treatment, detergents, paper coatings and apparel. Specialty polymers for personal care provide the holding power in hair sprays and gels, and add manageability and softness to mousses, conditioners, shampoos and other styling aids. They are also used to thicken and emulsify cosmetic and beauty products and increase the functionality of sunscreens, hand and body creams and lotions.

Products from the Specialty Synthetic Polymers division’s Alco Chemical business include dispersants, antiscalants for water treatment and detergent builders, as well as thickeners for the carpet, adhesive and detergent industries. The division’s Elotex business manufactures redispersible powder polymers, which improve the adhesion, strength, insulation properties and shrink-resistance of cements, grouts, adhesives and other construction products.

National Starch manufactures, markets and sells a range of electronic and engineering materials, particularly adhesives, encapsulants and specialty coatings used in the assembly of semiconductor packages and the production of electronic, automotive, medical and aerospace devices.

Within the Electronic and Engineering Materials division, Ablestik supplies adhesives and encapsulants used for semiconductor packaging and microelectronic assembly. Products include adhesive pastes, printable paste and films, and underfill encapsulants. Emerson & Cuming supplies adhesives, encapsulants, and coatings used in circuit assembly and in fabrication of electronic, electrical, and electromechanical components. Acheson supplies process lubricants and application systems used in metalworking and casting.

Strategic developments in 2005
National Starch made good progress in 2005 in developing its businesses. It acquired the Celanese redispersible powder polymers business in Frankfurt, Germany. The acquisition will help expand its Elotex business portfolio of emulsion powders as additives for applications such as tile adhesives and grouts, external thermal insulation composite systems and gypsum-based systems.

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ICI Group and its businesses continued

National Starch also announced plans to build a state-of-the-art customer applications and process simulation centre at its site in Kleve, Germany. The centre will house more than 20 R&D and technical service specialists focused on adhesive technologies for the pressure sensitive, woodworking and building components markets.

Also in 2005, National Starch increased production of adhesives used in transdermal medicine delivery systems at their expanded manufacturing facility in Salisbury, North Carolina in the USA.

The National Starch Food Innovation business entered into an agreement with Limagrain Céréales Ingrédients, of France, to collaborate in the creation of wholesome natural ingredient solutions for the food industry. The collaboration combines National Starch’s long history of expertise in food applications with Limagrain’s capability in providing premium quality cereal ingredients.

The Electronic and Engineering Materials division opened a new full service facility in Shanghai, China in May 2005 for both Ablestik and Emerson & Cuming. The facility will produce a wide range of electronic materials products and be a centre for technical and sales support to customers in China.

The disposal of the Vinamul emulsion polymers business, a ‘maintain selectively’ business, was completed in 2005.

A number of important new products and technologies were developed and launched during 2005.

The Adhesives division introduced Cool 200, a 200°F packaging hot melt developed for case and carton sealing applications. The lowest temperature general packaging hot melt on the market, Cool 200 represents a significant breakthrough in providing packaging line uptime efficiency and employee safety.

The National Starch Food Innovation business introduced a new functional flour ingredient developed under the alliance with Limagrain.

New technology introduced by the Specialty Synthetic Polymers division includes the Personal Care business’ new dissolvable film technology that allows pre-measured single-unit doses of products to be delivered in portable films for face cleansing, hair styling and conditioning, shaving, moisturisers, acne treatment and anti-aging films. Product launches included four dissolvable films for well-known fast moving consumer goods customers: two in the USA, one in Europe and one in Japan. The division’s biopolymers innovation platform is accelerating the development of natural polymers (starch, other polysaccharides, proteins or lipids) and biopolymer-synthetic hybrids, which offer significant cost-performance advantages versus synthetic polymers, with the added feature of being based on renewable raw materials.

National Starch already has a wide range of biosynthetic products based on starch, hydroxyethylcellulose, xanthan and other polysaccharides.

Within the Electronic and Engineering Materials division, Emerson & Cuming’s new XE-1219 underfill adhesives technology is being used in the latest generation of handheld portable music players. The underfill helps extend the product’s life by helping to protect it from impact damage.

Quest

Background
Quest is a global leader in the creation, application and production of flavours and fragrances for a wide variety of consumer brands. In 2005 Quest accounted for 10% of the Group’s sales. The business is headquartered in Naarden, the Netherlands, and has two operating divisions, Flavours and Fragrances. Each division accounts for around half of Quest’s revenue.

Major manufacturing facilities are located in the Netherlands, UK, USA, Mexico, France, Australia and Indonesia, with smaller manufacturing facilities in eight other countries. Quest has its own sales distribution network in 31 countries and is represented elsewhere by sales agents.

Science and creativity are the key pillars of Quest’s research effort, putting innovation at the heart of the business. It designs and develops new flavour and fragrance ingredients, compounds and delivery technologies that create a distinctive, sensory impact. This demands a complex artistic and technical process, combining the knowledge and skill of Quest’s perfumers and flavourists with the expertise of its application and research chemists. Quest has research centres at Ashford in the UK and Naarden, and product development teams at six other sites around the world. Quest also benefits from being part of the ICI Group and the science base that is available to support innovation.

Strategy
Within the ICI strategic matrix, both the Flavours and Fragrances businesses are positioned in the ‘grow aggressively’ segment, as the market segments are particularly attractive. Quest believes that its competitive position is robust, based on four distinctive strengths:

•	quality of its customer relationships and consumer understanding;

•	creative skills of its perfumers and flavourists;

•	technological advances resulting from R&D; and

•	customer service and support provided by its marketing and application groups as well as its global network of servicing units.

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These strengths enable Quest to assist customers in making their brands and products successful. Within the Group strategy, Quest’s strategy is to continue to build on these strengths while:
•	focusing on growth with key customers in the markets it chooses to prioritise;

•	investing in consumer understanding and creativity;

•	creating and making best use of an effective and efficient innovation process; and

•	ensuring excellence in service and costs by focusing on appropriate parts of the value chain and by continuous process improvement.

Brief description of activities
Quest’s innovative flavour and fragrance products consist of compounds of blended ingredients created by expert flavourists, perfumers and scientists. Certain compounds contain molecules which have been created by Quest’s chemists and which add distinctive characteristics to its products. Quest also has a strong position in nature-identical flavours for sweet and culinary applications.

In addition, Quest manufactures and sells a range of fragrance ingredients that are the scented building blocks of fragrance formulae. They can also contribute additional technical characteristics to the finished compound such as deodorisation or insect repellence.

In both divisions finished products are manufactured through a compounding process that, while relatively non-capital intensive, demands high degrees of precision in dosage control, ingredient traceability and cleanliness. Proprietary knowledge of formulae and processes is retained by the business and secures strong product differentiation.

Critical to the success of the business is researching consumer trends, developing successful molecules and ingredients and delivering the expertise of the flavourist or perfumer to the customer in the finished product.

The Flavours division is organised around several key markets and global customer accounts. The principal markets are sweet and savoury foods and beverages.

Similarly, the Fragrance division is organised around product applications and key accounts. The principal markets are fine fragrance, personal care, home care products and oral care.

Strategic developments in 2005
Following the divestment of food ingredients in 2004, Quest was able to focus on its Flavour and Fragrance businesses. During 2005 Quest invested in developing its growth platform in Asia, including starting an investment in a new regional technical centre in Shanghai, China, and several efficiency investments in Europe and North America.

In June, the Flavours business launched a significant flavour development platform, ‘ImpaQ Taste Technology’. ImpaQ is the result of a long-term R&D programme to offer food and beverage producers unique solutions to reduce salt, fat and sugar content in their products without compromising on taste. Continuing customer and consumer trials using ImpaQ in major brands are providing positive results. During the second half of the year ImpaQ secured its first orders and products were shipped to customers in Europe and Latin America. The successful ‘Quisine’ flavour collection, launched in 2004, was extended with a range of vegetable and herb flavours.

Flavours R&D, working with NIZO food research B.V., a prominent food research institute in Europe, was the force behind the world’s first artificial throat, a new scientific instrument that will speed flavour development and allow better understanding of the complex science of flavour release after the human swallowing process.

The Fragrance division celebrated the opening of its new creative centre for fine fragrances in Paris in January with a number of major customers attending the inauguration. The centre has extensive laboratories and specially designed facilities for consumer insight and testing.

Quest’s ‘BioCaptive’ research programme into novel fragrance ingredients included an expedition to the largest freshwater wetlands in the world, the Pantanal region of central southern Brazil. A large variety of plants and flowers, completely unfamiliar to perfumery, were found. Unique scents captured by this non-invasive technology have been recreated in the Quest laboratories and presented to fine fragrance clients.

‘Aquacoral’, a ‘BioCaptive’ fragrance accord developed from one of the previous expeditions, featured in Zirh’s Corduroy, a fragrance for men, launched in 2005.

The deoperfume portfolio, which holds fragrances created to have deodorising effects, has been extended to applications for home care products. Quest’s ‘Neutrozone’ malodour technology allowed a leading air freshener producer to launch the first air freshener that can claim odour elimination.

Quest maintained its good position in fine fragrances and secured a number of the major fine fragrance brands launched in 2005, including Gaultier2, Miss Dior Cherie, Tumulte from Christian Lacroix, and Silver Shadow from Davidoff.

In June, Quest and National Starch jointly announced a US$500,000 contribution, spread over five years, towards funding an expansion of the Monell Chemical Senses Center in Philadelphia, USA, to create a 17,000 sq ft area devoted to human chemosensory research.

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ICI Group and its businesses continued

Uniqema

Background
Uniqema is a leading manufacturer of surfactants, oleochemicals and related derivatives with major operations in North America and Europe. In 2005, Uniqema accounted for 11% of ICI’s sales.

Uniqema’s headquarters and one of its major operating centres are in Gouda in the Netherlands. Other major operating centres are in Wilton in the UK, New Castle, Delaware in the USA, and Kuala Lumpur in Malaysia. Uniqema has a total of 13 manufacturing sites in Europe, North America and Asia Pacific.

The business supplies a broad range of base and specialty chemicals into a wide range of end markets and applications. Its markets include polymers, lubricants, personal care, healthcare, process intermediates, crop protection, oilfield, textiles, polymer additives and cleaning.

Strategy
Uniqema believes its strength is in the strong market positions it holds in synthetic lubricants, personal care, and the European and US oleochemicals sectors. Within the ICI Group strategy, the Uniqema business is within the ‘maintain selectively’ segment of the strategic matrix. As such, Uniqema’s strategy includes growth in selected, niche markets, but focuses on improving its cost base through operational effectiveness and reducing overhead costs.

Brief description of activities
Uniqema manufactures and markets a wide range of synthetic base-stocks and ingredients which are formulated into engine, compressor, gear hydraulic and process oils and fluids, where high performance or environmentally friendly characteristics are required. Products are frequently tailored to specific customer requirements. Uniqema believes it is a leader in synthetic refrigeration lubricants, to which it provides worldwide technical support.

As a prominent player in the personal care market, Uniqema provides ingredients for skin care, hair care, oral care and toiletries. These include new vegetable-based products for skin care formulations, mild ingredients for cleansing formulations and functional ingredients for skin repair products and UV protection products.

Uniqema also supplies process intermediates based on natural fats and oils such as coconut, palm kernel and rape seed, which are split to yield fatty acids and, as a by-product, glycerine. Further processing of fatty acids yields a range of higher added-value products such as surfactants, soaps, lubricants and polymers.

Strategic developments in 2005
Uniqema made good strategic progress in 2005, despite significantly lower glycerine prices and difficult trading conditions. The restructuring programme launched in 2003 continued to yield significant benefits from improved manufacturing efficiencies and reduced operating costs. The business completed a plant rationalisation programme in 2005 with the closure of a manufacturing site in New Jersey in the USA and the relocation of its production to a larger Uniqema site in Delaware.

A rationalisation of Uniqema’s product range started in 2005 and yielded good returns, reducing the complexity of the product portfolio. Work was also completed on developing a new channel strategy for supplying customers across Europe, with the principal benefits expected in 2006.

During the year Uniqema reached a significant milestone in its synthetic refrigeration lubricants business with the shipment of compressor lubricants for its 500 millionth refrigerator. Selected new products were also launched during the year, reflecting the differentiated resource allocation strategy applied to the business. This included enhancing a range of high performance ingredients for skin care applications where Uniqema’s technology provides competitive advantage. Where opportunities exist, because of proprietary knowledge and patented products, Uniqema believes further value can be created within the portfolio.

In February 2006, ICI announced that it was evaluating its options with regard to Uniqema. ICI believes that Uniqema is a market leading oleochemicals and derivatives business with a good product portfolio and a strong management team. The restructuring programme announced in 2003 has generated significant savings, resulting in improved profitability. The Uniqema team has identified a range of further restructuring opportunities that could further improve overall profitability, but which would require significant additional investment. In this context, and in the light of other investment opportunities available to ICI across the Group, in particular in those areas where there is the prospect of greater strategic and financial returns, ICI is evaluating its options, with a view to divesting the business, subject to a deal realising value for shareholders.

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ICI Paints

Background
ICI Paints is a leading international paint business and accounted for 40% of the Group’s sales in 2005. It concentrates primarily on decorative paint (90% of ICI Paints’ sales in 2005) and packaging coatings for food and beverage cans.

ICI Paints’ global business headquarters is located in Slough, UK. Major manufacturing facilities are located in the USA, UK, Brazil, Argentina, Germany, the Netherlands, France, China, India and Malaysia. Additional manufacturing facilities are in 14 other countries. ICI Paints maintains its own sales distribution network in over 30 countries. The business also sells through agents and distributors.

Strategy
The strategy of ICI Paints is to develop its leading market positions in the global paints and coatings industry, particularly where it benefits from strong retail brands. ICI Paints expects to develop its strategy further by:

•	differentiated resource allocation – channelling scarce resource (revenue expenditure, capital and people) to those areas which will generate the highest rewards;

•	innovation – driving for new major differentiated products and services, linking marketing insights with world leading technical skills;

•	cost and capital effectiveness – implementing key restructuring plans and improving planning/operating processes to reduce costs and inventory while improving customer delivery reliability; and

•	people and organisation capability development.

Key competencies, which ICI Paints employs across its businesses, include:

•	marketing – identifying areas of significant potential through market understanding and exploiting these through highly professional category and brand management skills;

•	research and development – supporting the increased emphasis on innovation in products, packaging and services, and targeting high impact cost reductions through leading edge colour, polymer and formulating science;

•	operations – implementing process improvements and improved delivery reliability by sharing expertise and best practice across its businesses; and

•	procurement – optimising the mix of central contracts using ICI’s total purchasing power and local contracts, bringing the advantages of tailored solutions and flexibility.

The regional markets for decorative paint are at different stages of growth and maturity and the ICI Paints strategy reflects this.

The Asia region is one of generally high growth. Paint markets tend to be fragmented, with a large number of country-specific competitors. Obtaining competitive advantage across the region requires leveraging marketing and manufacturing capabilities and transferring best practice in innovation, purchasing, marketing and channel development. The key focus of the business is to maintain accelerated, profitable growth, with particular focus on China, India, Indonesia, Thailand and Vietnam.

The European region has some large mature markets and a number of developing growth markets in Eastern and Central Europe. ICI Paints has a leading position in the UK, with strong brands underpinned by a focus on innovation. There is significant brand equity with ‘Dulux’, ‘Hammerite’, ‘Cuprinol’ and ‘Polycell’. The focus of the European business is on improvement of product range, expansion in developing markets, reduction of the cost-base and the improvement of operational efficiency and profitability of the Continental European operations.

The Latin American business has strong positions in Brazil, Argentina and Uruguay where brand strength is maintained through capability in marketing and a focus on innovation.

North American markets are generally mature and ICI has a significant presence in both trade and retail channels. In trade markets, the strategy is to establish insights into end user needs that can create competitive advantages, and in securing distribution density within metropolitan areas. In the retail business, the route to market is highly consolidated with a few major retailers controlling around 80% of distribution. ICI Paints has a significant relationship in this market with The Home Depot, a leading retailer.

ICI Paints is also a leader in internal and external coatings for food and beverage cans. It manufactures and distributes a broad product offering of packaging coatings with significant market positions in the established markets of Europe and North America and the emerging markets of Asia and Latin America. The strategy of this business is to focus on profitable growth in South East Asia and Latin America, to explore opportunities for growth in non-metal packaging, in particular with PET (polyethylene terephthalate) bottle coatings, and to optimise the supply chain.

Technology and innovation are also important factors in the growth of ICI Paints. Success is enhanced by being first to the market with innovative, value-adding products and services that meet market needs. ICI Paints benefits technologically from the colloid, polymer and particle related science base and research carried out by other parts of the ICI Group.

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ICI Group and its businesses continued

Brief description of activities
The decorative paints business has well-established brands in paint, woodcare, metalcare, adhesives and fillers. These include ‘Dulux’, ‘Glidden’, ‘Devoe’, ‘Valentine’, ‘Coral’, ‘Alba’, ‘Xyladecor’, ‘Hammerite’, ‘Polycell’, ‘Polyfilla’ and ‘Alabastine’.

Paint is manufactured through a mixing process that requires a high degree of control over product measurement, quality control and continuous assessment. Typically manufacturing operations are not capital intensive and are relatively responsive to changes in demand.

Strategic developments in 2005
ICI Paints continued to focus on strengthening its brands and developing innovative products and services which meet and anticipate customers’ needs around the world.

In 2005, the business launched many new and innovative products and services to strengthen its brands across all key markets. These included:

•	‘Cuprinol Sprayable’, an award winning water-based spray system for fence treatment;

•	UK Trade ‘Sterishield’, a revolutionary new water-based hygiene paint utilising a silver bactericide;

•	UK Trade ‘Metalshield’, giving eight-year protection for ferrous and non-ferrous metals in a simple system requiring fewer coats than competitive systems;

•	This Old House range in the USA – a premium exterior paint building on ICI’s exterior coating formulation expertise;

•	‘Hammerite’ direct-to-galvanised-metal paint in Brazil; and

•	‘Dulux’ Supergloss 5-in-1, launched in India, offering 300 glossy, clean colours, with long-life, anti-yellowing and good coverage properties.

ICI Paints also generated incremental benefits in 2005 from the cost savings initiatives under the restructuring programme announced in 2003. The business maintained its investment in developing its growth activities in Asia by starting projects to develop new facilities in China and Vietnam.

During the year ICI Paints reorganised its activities in Europe to provide a greater focus on two regional markets: the UK and Ireland, and Continental Europe. The new structure brings together the trade and retail organisations in each region, providing opportunities to simplify manufacturing and supply chain management.

Regional and Industrial

Background
Regional and Industrial comprises several businesses which are essentially local in their scope, the most significant of which are located in Pakistan and Argentina. The businesses accounted for 7% of the Group’s sales in 2005. In Pakistan, ICI operates through non wholly-owned subsidiary companies, quoted on the local stock exchange.

Strategy
ICI has divested many of the Regional and Industrial businesses in recent years, and further divestments will be made if they enhance value. The strategies of most of the businesses are focused on selective areas of growth, with an emphasis on improving cost and capital effectiveness.

Brief description of activities
ICI Pakistan Limited has interests in a number of different market sectors. The more important of these are the manufacture of polyester staple fibre for the textile industry and soda ash for soaps, detergents, glass and paper. Other businesses of ICI Pakistan Limited include pharmaceuticals and specialty products.

Pakistan PTA Limited, located at Port Qasim near Karachi, manufactures pure terephthalic acid (PTA) for the fibre industry.

ICI Argentina manufactures a range of products of which wine chemicals and sulphur related products are the most important. The wine chemicals business is located near Mendoza, while the sulphur related products are manufactured at San Lorenzo, near Rosario.

Strategic developments in 2005
In December 2005, ICI India transferred the rubber chemicals business to a joint venture company in line with its strategy to divest its interests in bulk chemicals.

Following reviews of all manufacturing operations within Regional and Industrial, a series of continuous improvement programmes are being implemented. This is resulting in increases in productivity, improved raw material efficiencies and reduced energy usage.

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Research and development
The Technology Board, comprising the senior business R&D managers, and led by the Group Vice President of R&D, is responsible for the development of the Group’s technology strategy and its implementation by the R&D staff employed by the Group’s businesses. In 2005, expenditure on R&D, excluding Technical Service, amounted to £147m (2004 £146m). This expenditure represented 2.5% of sales in 2005 (2004 2.6%) .

Each of the Group’s businesses is responsible for its own R&D resources and for driving innovation to meet the needs of its customers and markets. The business R&D teams are complemented by a central R&D resource that aims to provide world-class capabilities that are common to all the businesses. The Group’s distributed technology network draws on the expertise across ICI, allowing new products and processes to be developed and exploited by individual businesses more rapidly, and stimulating new options from the combination of the technical capabilities of the Group’s different businesses.

The Business Development Board aims to accelerate the commercial exploitation of technology opportunities within ICI, and reflects the desire to develop continuously and strengthen the links between market needs and technology capability. In 2005, the board continued to focus on the exploitation of the Group’s capabilities in delivery systems to control the in-use release of products in the personal care, flavours and fragrances markets. The board has also been working with the Technology Board in managing the portfolio of projects undertaken by the central technical resources, and in directing the Group’s networks on food and on personal care.

Since 2003, the Group has had a Science Advisory Board which includes four leading external scientists who work with ICI’s senior research executive. The board’s remit is to help challenge and develop the Group’s expertise across the breadth of rapidly changing science and technology needed in its businesses. The Science Advisory Board has been closely involved in developing strategy in key capability areas such as high throughput experimentation, delivery systems, nutrition, fillers/resins and sensory science.

The Group’s prime technology areas of biosciences, molecular sciences and materials have been established to support its goals in selected growth markets and to help establish its position as a leader in formulation science. Within each of these areas is a portfolio of projects that is intended to accelerate the Group’s long-term technology development.

Bioscience has key areas of knowledge and expertise which the Group applies to the development of personal care, food and beverage products. Products to combat the rise in human obesity are an opportunity that ICI is addressing and show good potential.

Molecular sciences underpin much of the Group’s product development, focusing in particular on high throughput R&D to explore novel molecules, formulations and processes. In addition to growing capabilities in the ICI businesses, a centre of excellence has been established with corporate funding to apply the high throughput experimentation methodologies in developing ICI’s position in formulation science and technology. Projects have been completed in areas such as personal care, lubricants, paint, materials development and sensory attributes of food and of beverages.

Current projects in the materials area are directed towards increasing the Group’s ability to fabricate at the nanoscale for macroscale effects. From such research has come the rapidly growing ‘Dulux Diamond’ range, where exceptional hardness and durability is achieved at a highly competitive price through the control of polymer structure at the molecular level. Fundamental research on transport properties in filled polymer systems is carried out by the central resources and underpins the growth of the Electronic and Engineering Materials business of National Starch.

The prime technology areas mentioned above are underpinned by strong capabilities in measurement science and in modelling, both critical elements of ICI’s strong formulation science base. Efficient formulation is a multi-functional business process, and investment in knowledge management tools and processes is a priority. The competitive edge of the Group comes from the combination of these capabilities, not merely the demonstration of excellence in any one area.

With the steady growth of ICI’s business in China, the provision of technical capabilities in that region is of increasing importance. Existing applications laboratories are being developed, and it is planned to add local product development capability for growth businesses such as paints, adhesives and electronics. Common infrastructure needs in the businesses for measurement science and for emulsion polymerisation are being co-located in Shanghai. As part of the capability development plan six Chinese post-doctoral research employees joined the central research facility at Wilton in the UK in 2005.

Sustainability
ICI operates according to the ‘triple bottom line’ of sustainability: economic, social and environmental. A Group Sustainability Policy was adopted in 2002, and the sustainability strategy is an integral part of the Group’s business strategy, setting out specific indicators of progress across key activities in all three areas. Since 1990, ICI has set out five-year “Challenge programmes” with objectives to deliver continuous improvement in these activities. Results for each objective are reported in full every year on ICI’s corporate website (www.ici.com/sustainability).

An Executive Director is responsible at ICI Board level for ICI’s sustainability activities. A sustainability board was established in 2004. It is made up of senior and middle managers from across the Group who oversee the Group’s sustainability programmes and is chaired by the Group Vice President, Sustainability.

The Group has an internal recognition programme for sustainability excellence. ICI’s Chief Executive gives an award each year to the top performing team or site in five categories: Safety, Health, Environment, Product Stewardship and Community involvement. ICI’s Chairman chooses one of these winners to receive ICI’s top sustainability award each year.

Regulation, safety, security, health and the environment
ICI’s businesses are subject to the normal regulatory framework applicable to a specialty products and paints company, notably various health, safety and environmental rules both at national and local levels in each of the jurisdictions in which it operates. The scope of these laws varies across the different businesses and jurisdictions. The various manufacturing processes require consents and licences, including relevant emission permits. The Group requires full compliance by its businesses with all relevant Safety, Security, Health and Environment (SSHE) laws and regulations wherever it operates.

ICI’s businesses also voluntarily conform to many international and national codes of best practice.

ICI attaches great importance to safety and health, to reducing any adverse environmental impact of its activities year-on-year and to developing products and services with improved environmental features.

The main process by which the Group manages SSHE issues and seeks to meet its objectives is the Responsible Care Management System (RCMS). This sets out standards along with guidelines, training, auditing and procedures for reviewing and reporting performance, all of which are essential to continuous improvement.

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The system covers operations on site as well as security, product stewardship and community relations. During 2005, Lloyd’s Register Quality Assurance Limited independently verified that RCMS complies with the American Chemistry Council’s new Responsible Care Management System (2004) and Security Code of Management Practices (2002) as well as the UK Responsible Care Codes, the certifiable international standards for environmental and occupational health and safety management systems, ISO 14001 and OHSAS18001, and the ICC (International Chamber of Commerce) Business Charter for Sustainable Development.

ICI works to manage and minimise the risks associated with the soil and groundwater on its sites and has developed further procedures to enable the ranking of priorities for management attention. ICI is engaged in research aimed at developing and implementing more cost effective environmental remediation technologies, some of which is being undertaken in collaboration with other companies and academic institutes.

The raw materials which the Group’s businesses use and the products that they produce are subject to demanding regulations concerning product safety in all parts of the world. These regulations, which also cover product testing and risk assessment requirements, are subject to review and revision, as is currently happening in Europe with the proposed REACH (Registration, Evaluation and Authorisation of Chemicals) regulations. The Group is assessing the potential impact of these proposals on its businesses and planning to ensure compliance when the new European Union regulations come into force.

In addition, there is constant pressure from legislators, customers and the general public to reduce the environmental and health impacts of products throughout their life cycle. To meet these requirements, ICI has a ‘product stewardship’ programme in place within each business. This voluntary programme embraces, through robust business practices, product regulatory requirements, societal pressures, reducing the risk of harm to people and the environment, and the provision of relevant information to enable correct use and disposal of products.

Anticipating external pressures and concerns and providing speedy, innovative solutions with lower environmental and societal impact is becoming a key aspect of sustaining competitive advantage. ICI recognises these pressures and is responding with the introduction of new processes, products and services that improve the efficiency of use of raw materials and utilities and reduce adverse effects.

Processes are in place for regular reviews of environmental liabilities, and provisions held at 31 December 2005 were in accordance with the accounting policy described in the Group accounts on page 57. ICI believes that, within the existing legislative framework and taking account of the provisions already established, the cost of addressing currently identified environmental obligations (as ICI currently views these obligations) is unlikely to have a material adverse effect on its financial position or results of operations.

During 2005 there were nine instances of breaches of environmental or product regulations which resulted in prosecutions or fines totalling £0.1m. Each was investigated and appropriate action taken.

Sustainability developments in 2005
ICI has completed its most recent five-year Challenge programme, Challenge 2005. Overall the ICI Board is pleased with the progress made and the Company has met most of the objectives. Detailed results are being verified by Enviros Consulting Ltd and the performance results and verification statement will be available on ICI’s corporate website (www.ici.com/sustainability). A printed summary will also be available.

During 2005 the Board approved new five-year Sustainability Challenge objectives through to 2010. This is the fourth of ICI’s Challenge programmes, which date back to 1990. These objectives were defined in collaboration with representatives of all ICI businesses and functions, as well as with external stakeholders. Further improvement goals were set for existing activities, and the focus of sustainability objectives for 2010 was broadened to include additional social elements, product innovation, and integrity and compliance milestones. The Sustainability Challenge 2010 programme objectives are also available on ICI’s corporate website.

ICI people and communities
Social elements of sustainability encompass employee health, safety and development as well as the communities in which ICI operates worldwide. The Company regrets that in 2005 an employee died in a road accident in Brazil on the way to visit a customer. Unfortunately there was a similar incident in 2004, which was the first employee fatality since 2000.

ICI has achieved an 88% reduction in employee work related injury and illness rates since 1990. The Challenge 2005 improvement milestone was to achieve a 50% reduction in the Total Reportable Case Rate between 2000 and 2005. Only a 35% improvement was achieved overall, due primarily to manual handling issues, for example in company warehouses. As a result of a major training effort in 2005, performance in this area has started to improve and ICI has set further challenging safety and health objectives for 2010 to ensure continued progress. Overall group performance remains amongst the industry leaders, and there are some ICI sites in all regions which have reached or exceeded the milestone of 10 years without a lost-time injury.

During 2005 ICI has been paying particular attention to the people capability requirements to meet its strategic objectives. To complement existing graduate recruitment processes, ICI has set up a China Academy to recruit Chinese nationals from universities in USA, UK and China and provide a programme of training and experience in China and the UK over two to three years. 15 graduates joined the scheme in 2005. The technology group has recruited six post-doctoral research employees from Chinese universities to join the research facility at Wilton, UK.

ICI continues to monitor the gender, ethnicity and nationality diversity of its management population. The data indicates that the 2005 management group of about 1,750 included 15% women. Of the 820 located in North America there was a 10% ethnic minority; and of the 930 located outside North America there was a 51% minority nationality (defined as those born outside UK, USA or the Netherlands where our businesses are headquartered). Since 2002, the minority nationality has improved from 46%; the gender and ethnic diversity measures have remained fairly constant.

ICI’s Responsible Care Management System standards require each site to engage with its local community. At a minimum, this involves regular communication with community leaders to ensure that any concerns about sites’ impact on their neighbourhoods are addressed. Employees at many sites also volunteer time and funds, and sites provide facilities and funds, for community initiatives. Since 2003, ICI has quantified the extent of the Group’s community involvement each year. Cash donations to community/humanitarian causes, both local and international, such as the Asian tsunami, the hurricanes in the Americas, and the Pakistan earthquake totalled £3.07m (2004 £2.08m) of which £2.44m (2004 £1.83m) was from the Company and the balance from employees’ fundraising activities. Donations in kind, mainly product, totalled £0.14m (2004 £0.55m) . Employee volunteer time on Company supported projects totalled about 27,800 hours (2004 29,500 hours) of which more than 15,300 were on Company time. The total equivalent value of donations and time was £3.52m (2004 £3.07m), more than 275,500 equivalent hours – or about 1.1 working days per employee.

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Examples include:

•	ICI Paints in Colombo, Sri Lanka, won the 2005 ICI Chief Executive Community Award for establishing and raising money for the ICI Paints Child Protection Trust Fund. This is aimed at raising awareness and providing protection for the estimated 20% of boys and 10% of girls in Sri Lanka who are reported to be abused at home, as child labourers or trafficked for prostitution or paedophilia.
For example, ICI Paints donated 50 cents to the Fund for every litre of ‘Dulux’, ‘Glidden’ and ‘Duco’ paint sold during a two-month Christmas promotion and sponsored other activities during the year which generated money and media coverage highlighting the abuse problem and the Fund’s actions to address it;

•	ICI employees in Canada developed the Lambton wetlands as a public recreational and environmental educational site;

•	Quest’s Naarden site celebrated its 100th anniversary by opening its doors to local schools. Some 30% of the local 10-12 year olds have visited the site;

•	ICI Paints sponsored the organisation of Uruguay’s National Environmental Contest; and

•	in the USA, Marie Harper of Uniqema’s Atlas Point, Delaware, site received the state’s 2005 Governor’s Award for organising mentoring activities from the site.

Environment
ICI’s environmental performance was ahead of target in the majority of areas for the five-year Challenge 2005 period, which includes the impact of its operations on land, air and water as well as product stewardship activities. Baseline levels and results are adjusted for portfolio changes. Of particular note are: 13% energy reduction per tonne of production (target 5%), 18% reduction in greenhouse gas emissions per tonne (target 5%) and 17% reduction in water use per tonne (target 10%). Since 1990 ICI has reported reductions in energy use per tonne of 40%. The latest improvements have been achieved through efficiency improvements, asset rationalisation and redesigned production processes. These three indicators remain on the priority list for 2006-2010 as energy price rises and global warming issues and regional water scarcity become more prevalent.

Corporate governance
Good corporate governance is integral to sustainable practice, and ICI’s corporate governance practices are reported on pages 35 to 40.

An activity related to corporate governance is ICI’s ‘Speak Up’ whistle-blowing system which continues to operate in all countries where we have employees. The system ensures anonymity for whistle-blowers, but ICI investigates the issue reported in each call and monitors the call rate in each business and region to identify trends.

Employee and employment principles
As at 31 December 2005, ICI employed 31,910 people in more than 50 countries.

An analysis of employee numbers by business and geographical area may be found in note 5 relating to the Group accounts. ICI has a mixture of unionised and non-unionised operations around the world. ICI considers its relations with its employees to be generally good.

ICI employment principles
ICI manages its global organisations through both its International Businesses and its Regional and Industrial Businesses, each of which is responsible for determining its own employees’ terms and conditions and employment policies within the framework of the following Employment Principles agreed by the ICI Executive Management Team.

These Employment Principles are fully consistent with the commitments given in both the ICI Sustainability Report and the ICI Code of Conduct.

Health and safety of employees
The health and safety of employees is a core value of ICI. Our policy is to ensure that all activities are conducted safely and that the health of our employees is protected. ICI sets demanding targets and monitors progress to ensure continuous progress in this area. We require every employee, and those who work on our behalf, to exercise personal responsibility in preventing harm to themselves and others. We communicate openly with our employees about our health and safety activities and performance and provide them with training to drive continuous improvement.

Development of people
ICI is committed to providing support to help release the full potential of all its employees, whilst recognising that the ultimate responsibility for personal development must rest with the individual.

The Company seeks to help every individual understand the personal strengths they can leverage whilst providing the support they need to grow and develop further, in line with the needs of the business.

Diversity
Our ability to become a high-performing organisation depends on our inclusion of people who come from diverse backgrounds and who think in different ways about creating value for our customers and stakeholders. The individuality and creativity that every person brings to the work place is welcomed and appreciated and it is our policy that everyone should be treated in a fair, open and honest manner.

ICI will provide equal opportunities for all employees, irrespective of their race, colour, creed, religion, gender, ancestry, citizenship, sexual preference, marital status, national origin, age, pregnancy, or any other reason prohibited by the laws of the individual countries in which it operates. This will apply with respect to recruitment, promotion, compensation, transfer, retention, training, benefits, and other employment actions.

Respect for the individual
It is the right of all people to be treated with dignity and respect. ICI is committed to providing and fostering a working environment that is free from harassment, discrimination, victimisation or bullying, and where all employees are treated with dignity and respect. Verbal or physical conduct that unreasonably interferes with another individual’s work performance, creates an intimidating, hostile, or offensive working environment, or adversely affects opportunities, will not be tolerated. Allegations of bullying or harassment will be taken seriously at all levels and will be dealt with in a sensitive manner.

Work/life balance
ICI aims to create a more productive and efficient workforce that will meet business requirements while supporting employees in successfully managing their personal and family commitments.

We aim to exploit the opportunities offered by new technologies to improve our ability to accommodate more flexible patterns of working, where the nature of the work makes this possible.

Our success in achieving this relies on the co-operation and shared responsibility of the Company and its employees, who are partners in the process of managing the balance of work/life issues.

Organisational change
Change is an important and inevitable feature of the world in which we live, and responding positively to change is vital to our success and growth as an organisation and as individuals. From time to time, this will also include changes to the structure of our businesses.

ICI’s commitment is to:

•	ensure that employees are kept informed about the issues and challenges facing the business;

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•	be sensitive to the implications of change from the perspective of our employees; and

•	be understanding and supportive of their needs and to seek to mitigate the effects of necessary business restructuring.

Communication and consultation
The Company is committed to effective consultation. It believes that knowledgeable and well-informed employees are critical to its success and that there should be clear channels of communication and opportunities for dialogue on issues which affect employees’ working lives.

The principal aims of communication and consultation are to:

•	improve employees’ understanding of the business and its goals;

•	increase mutual trust and commitment;

•	highlight any concerns which might have an adverse impact on the business; and

•	allow people to contribute their opinion and experience.

Performance and reward
Pay structures for employees at all levels should be designed to reinforce the link between performance and reward. Employees will, wherever possible, be set performance objectives which support the achievement of overall team and business goals, and their individual reward will reflect their performance against these objectives.

Reward will also recognise the prevailing business climate and the circumstances of the relevant local labour market.

ICI disability discrimination policy
The working environment of a disabled person may often contain barriers that affect equal integration and participation within the workplace. These barriers may take the form of unadapted equipment, physical access, or discriminatory attitudes and behaviour. By attempting to create an accessible and non-discriminatory working environment, the Company seeks to assist disabled people to achieve equality alongside their colleagues, and to make a full and positive contribution.

Unfair discrimination of any disabled worker or visitor is unacceptable and will not be tolerated by ICI. Allegations of disability discrimination will be taken seriously at all levels and will be dealt with in a confidential manner. Appropriate disciplinary action, including summary dismissal for serious offences, may be taken against any employee who discriminates unfairly against a disabled person.

In order to ensure that people with disabilities in ICI obtain equality of opportunity alongside others, and that they are actively encouraged to contribute and realise their potential, ICI is undertaking the commitments set out by the UK Employment Service to become a Disability Symbol (the “Symbol”) user and is subscribing to the initiative ‘Positive About Disabled People’, a nationally-recognised framework for developing good practice in relation to disabled people. As a Company, ICI is committed to improving work and career opportunities for all its employees, and the Symbol supports this for both current and future employees, some of whom may have a disability.

ICI’s commitments to disabled people include: a guaranteed job interview for applicants with a disability who meet the minimum criteria for a vacancy; regular consultation on what can be done to ensure that they can develop and use their abilities at work; wherever possible retaining employees if they become disabled; improving employee knowledge, awareness and understanding of disability to make our commitments work; and measuring the Group’s achievements against these commitments, planning ways of improving our performance and communicating future initiatives to employees.

Retirement benefits
The Group’s policy objective since 2000 has been to provide retirement benefits for its new employees on a defined contribution basis. 75% of ICI’s employee population works in countries which have now switched to defined contribution provision for new employees. In addition a further 14% of employees work in countries where the main retirement benefit provision is via state and other mandatory arrangements. ICI also has significant defined benefit retirement liabilities for its existing employees, principally in closed pension schemes. In addition, post-retirement healthcare benefits are provided, principally to employees within the US businesses, and from 2006 these will be on a defined contribution basis for new employees.

The main defined benefit schemes are in the UK (the ICI UK Pension Fund and ICI UK Specialty Chemicals Fund), the USA, the Netherlands, Germany, Belgium and Canada. With the exception of the retirement benefit schemes in Germany and the post-retirement healthcare plans, all the tax approved schemes are funded. The funds are generally administered by fund trustees or fiduciaries under trust deeds and legislation appropriate to the relevant jurisdictions. The ICI UK Pension Fund is by far the largest scheme and makes up 80% of the total Group’s defined benefit pension plans; in addition to 1,228 employee members, this fund has 59,737 pensioner members and 15,033 deferred pension members.

Investment and liability decisions for the funded defined benefit schemes are based on underlying actuarial and economic circumstances with the objective of ensuring that the schemes have sufficient assets to meet liabilities as they fall due. Investment strategy is generally to ensure an appropriate balance between risk and reward having regard to the maturity of the fund. For example, the ICI UK Pension Fund has 82% invested in bonds and 18% in return seeking assets such as equities. This mix of investments takes account of the proportion of liabilities relating to pensioner members.

The funds are valued regularly, with assistance from independent actuaries, for funding purposes and are valued at least annually for accounting purposes. Given the size of the pension liabilities, changes in their value or in the value of the assets in the funds due to fluctuations in investment conditions can result in significant volatility in funding levels and can have a material impact on the Group. During 2005, a valuation of the ICI UK Pension Fund was completed and the deficit, measured for funding purposes, increased from £443m at 31 March 2003 to £657m at 31 March 2005, with the majority of the increase being due to changed mortality assumptions, based on the experience of the fund and allowance for further improvement in longevity. The Company has agreed to make increased “top-up” payments to the ICI UK Pension Fund over the next nine years, comprising annual payments of £122m for the first four years starting in 2006 and payments of £62m for the following five years.

The total present value of the liabilities of the Group’s post-retirement benefit schemes, measured in accordance with IFRS, were £9,882m at 31 December 2005. The fair value of scheme assets at the same date was £8,194m resulting in an overall net deficit in respect of pensions and post-retirement healthcare liabilities of £1,688m. This deficit comprises £817m in respect of the ICI UK Pension Fund, £449m in respect of other funded pension schemes and £422m in respect of unfunded pension schemes and post-retirement healthcare benefits.

For accounting purposes, the Group has adopted the option in IAS 19 to recognise in full each year any actuarial gains and losses. The net recognised deficit at the balance sheet date is based on the assets valued at market rates on the balance sheet date, and liabilities valued using discount rates also determined from market rates. This net deficit is thus subject to considerable volatility based on changes in market conditions. The detailed assumptions are disclosed in note 25. In the income statement the Group has chosen to present separately the net finance expense from current and past service costs which are included within operating costs.

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Legacy issues
Group legacy issues relate principally to those businesses divested following ICI’s acquisition of Unilever’s Speciality Chemicals businesses in 1997. Their management involves a range of activities concerned with handling the consequences of such divestments and managing ICI’s interests where the Group has retained certain obligations.

Most legacy issues relating directly to these divestments have been dealt with. However, new issues may arise from time to time. In addition, some agreements relating to divested businesses have not yet been novated, although the new business owners fulfil ICI’s obligations under those agreements. Over the past few years the scale of the net contingent liabilities in this area has reduced significantly.

Current activities include managing residual land and property which was not sold with the businesses and most are subject to remediation programmes with the expectation that many of these will be sold in due course.

The Group has made provision for such matters as set out in more detail in note 24 relating to the Group accounts. More details of contingent liabilities can be found in note 32 relating to the Group accounts.

Other Group information

Markets and distribution
ICI sells its products through an extensive network of subsidiaries, associates and distributors.

Specialty products manufactured by National Starch, Quest and Uniqema are sold mainly by direct sales forces and distributors. Customers are primarily other manufacturers in a range of markets from consumer-orientated manufacturers of branded goods in the food, perfume and personal care sectors to those involved in surfactants, lubricants, papermaking and chemicals.

Paints are sold through a range of distribution channels. Branded architectural paints are sold through a combination of independent trade and retail outlets, as well as the Group’s own trade stores, particularly in North America and the UK. Can coatings are sold to packaging manufacturers but supplied directly to beverage and food manufacturers in Europe, the Americas and Asia, where they are used in the production process.

The Group’s Regional and Industrial businesses sell into a wide range of industries including engineering, textiles, pharmaceuticals, aerospace, electronics and the extractive industries. These products are either marketed directly or through independent merchants, wholesalers and distributors who resell to small users. Commodity products are sold through a direct sales force or through distributors, primarily to other operators in the chemical industry.

Competition
Owing to the breadth and variety of the products and end markets served, the Group encounters a wide range of competitors, from multinational companies to many small local and independent firms.

National Starch does not compete with any one competitor in all of its markets. However, multinational competitors in specific markets include H. B. Fuller, Rohm and Haas, Henkel, Air Products and Chemicals and A. E. Staley. Similarly, Uniqema does not compete with any one competitor in all of its markets, but competitors in particular markets include BASF, Cognis, Croda, Degussa and Rhodia.

Quest is a leader in the development, application and production of flavours and fragrances. Quest’s main competitors are multinational flavour and fragrance houses, including International Flavors & Fragrances (IFF) and Givaudan.

ICI Paints’ principal competitors have regional strengths in decorative coatings and include Sherwin-Williams (North America), BASF (Latin America), Akzo Nobel (Europe) and Nippon Paint (Asia).

Seasonality
Due to the diversity of their product portfolios and broad international coverage, seasonality within National Starch, Quest, Uniqema and the Regional and Industrial businesses is not significant. ICI Paints, however, is affected, with trading patterns influenced by prevailing weather conditions. With the geographic profile of ICI Paints, this typically results in higher levels of activity in the second and third quarters of the year.

Sources and availability of raw materials
The raw materials used by ICI’s businesses are from a variety of sources, principally comprising petrochemical-based raw materials, renewable resources and a range of other materials. A brief description of the raw materials and respective sources is provided for each business below. ICI has established a core capability in procurement, embedded within its businesses but managed across the Group by a Procurement Board. ICI believes that the cost savings generated by improving its procurement capabilities have been significant and that there is still scope for significant further improvement.

The prices of raw materials are subject to normal conditions of supply and demand. However, the prices of some raw materials are volatile and are affected by cyclical movements in commodity prices and the availability of such materials.

The primary raw materials used by National Starch are petrochemical based or are derived from corn and tapioca. A wide range of suppliers are used, and materials are generally available in most geographic markets. Specialty hybrid corns (high amylase and waxy seeds) are planted under contract for National Starch to help ensure supply of these special strains. Many of National Starch’s products, especially in the Electronic and Engineering Materials business, contain one or more proprietary raw materials, developed and manufactured in-house. These materials are not available to National Starch’s competitors, therefore providing a unique position in a number of markets.

Quest purchases thousands of different raw materials from sources around the world. The main natural raw materials are extracts and concentrates from fruits, vegetables and other flora, as well as animal-based products and essential oils. Synthetic raw materials are mostly organic chemicals.

The raw materials for Uniqema include a wide range of both renewable (palm oil, rape-seed oil and tallows) and petrochemical-based (ethylene oxide and propylene oxide) raw materials. Tallow is typically procured in Europe, North America and Latin America, while palm oil is normally sourced from Asia.

Key raw materials for ICI Paints include resins, solvents and pigments supplied by major chemical companies. Materials are typically available worldwide, and ICI Paints believes its strong global footprint provides commercial advantages in securing the supply of essential materials.

Intellectual property
ICI has many patents and patent applications which help to protect its technology and numerous trademark registrations which help to protect its brands. In addition, ICI derives substantial competitive advantage from proprietary business knowledge relating to formulae, products, processes and technical know-how.

ICI uses appropriate terms of employment and management processes to identify and protect its intellectual property. As necessary, it enters into confidentiality agreements with customers, suppliers and other third parties to protect the confidentiality of its proprietary, technical and business information.

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Operating and financial review
ICI made satisfactory progress in 2005 in mixed trading conditions.

Alan Brown
Chief Financial Officer

Group operating performance
In the following review, references to “as reported” performance include the effects of currency translation, acquisitions and divestments. References to “comparable” performance exclude the effect of currency translation differences and the impact of acquisitions and divestments. Reconciliations between “comparable” and “as reported” performance and between operating profit and trading profit can be found on pages 26 and 27. A more detailed explanation of “comparable” performance appears on page 156. ICI’s reporting segments are defined on page 157.

Revenue
Group sales, as reported for the year, were £5,812m, 4% ahead of 2004 (2004 £5,609m), reflecting modest volume growth and increased selling prices in response to significantly higher raw material and energy costs. Excluding the effects of foreign currency translation (+1%) and acquisitions and divestments (–3%), comparable sales were 6% ahead of the previous year.

National Starch delivered 5% comparable sales growth for the year, Paints 6%, Quest 3% and Regional and Industrial 17%, but Uniqema was 1% below last year. There was strong growth of comparable sales for the International Businesses in both Asia of 11% and Latin America of 15%. Comparable sales in North America were up 3% and, in more difficult economic conditions, comparable sales in Europe were 1% ahead.

Trading/Operating profit
Selling price increases through the year fully recovered the monetary impact of increased raw material and energy costs. With good control of costs below gross margin and benefits from restructuring programmes, Group trading profit for the year as reported was £550m, 2% ahead of 2004 (2004 £538m). Excluding the effects of foreign currency translation (+1%) and acquisitions and divestments (–4%), trading profit was 5% ahead on a comparable basis.

After special items of £34m, discussed below, Group operating profit was £584m (2004 £532m).

On a comparable basis, all businesses with the exception of Regional and Industrial delivered growth in trading profit, notably Quest, which was strongly ahead of 2004 (+28%). National Starch was 5% ahead, and both Paints and Uniqema were 6% up. Regional and Industrial was 2% lower.

Associates
The Group’s share of profits from associates for the year was £3m (2004 £2m profit).

Net finance expense
Net finance expense of £109m for the year was £9m lower than last year (2004 £118m), with lower net interest costs of £72m (2004 £85m) partly as a result of lower levels of debt, offsetting higher post-retirement benefit finance costs of £37m (2004 £33m). Foreign exchange differences on intergroup financing resulted in a £4m benefit, compared with a £1m benefit in 2004.

Profit before tax
Group adjusted profit before tax was £444m, 5% ahead of last year (2004 £422m). After special items, Group profit before tax was £500m, 18% below last year (2004 £606m).

Taxation
Taxation on adjusted profit before tax was £92m for the year, £4m above last year, reflecting the higher trading profit. The effective tax rate for the Group at 21% was in line with 2004. The effective tax rate is calculated as taxation (excluding tax on special items) divided by profit before tax and special items. Including tax on special items, taxation was £80m (2004 £98m).

Special items
After taxation, special items amounted to a profit of £68m.

Gains on special items in operating profit of £34m related to a £40m benefit associated with changes to the terms of the Noblesse pension and post-retirement healthcare schemes in the Netherlands, and £7m profit on disposal of fixed assets, partly offset by £13m of costs associated with restructuring programmes. Delivery of cost savings from the restructuring initiatives first announced in 2003 remained on track, and at the half year, it was announced that the full benefit delivery was expected with cash expenditure of £11m less than previously indicated. Consequently, the £11m will be used to extend the restructuring programme further, to deliver total expected benefits of £140m in 2007, £13m higher than for the original programme.

The cumulative charge to the income statement for the programme to the end of 2005 was £222m; further charges of £9m are expected in 2006. The cumulative cash expenditure on the programme at the end of 2005 was £142m. The remaining cash spend is also expected to be incurred primarily in 2006. The extended programme delivered £106m of cost benefit in 2005; headcount across the Group was around 2,100 lower than at the start of the programme.

The £20m profit on sale of operations for the year included gains arising on the disposal of the Zweihorn wood finish business in Germany and the Vinamul Polymers business and a loss on the disposal of 51% of the Regional and Industrial rubber chemicals business in India. Other items related to divested businesses, including increases in provisions relating to environmental and pension administration costs, the release

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of provisions following a land transaction in the north of England and changes to post-retirement healthcare plans in the US.

In 2004, the profit on sale of operations (£175m) related mainly to the gain on the sale of the Quest Food Ingredients business.

Net profit
Net profit before special items attributable to equity holders of the parent was £321m, £15m ahead of 2004. Net profit after special items was £420m compared with £508m last year.

Earnings per share
Adjusted earnings per share (before special items) for the year were 27.1p, compared with 25.8p for 2004, a 5% increase. Earnings per share after special items were 32.9p, compared with 40.1p for 2004.

Dividend and dividend policy
The Company’s dividend policy links growth in profit with growth in dividends and, at the same time, seeks to ensure that sufficient funds are available to the Group for investment in future profitable growth.

The Board continues to believe that this approach is appropriate, and therefore confirms that, following the introduction of IFRS, ICI’s continued intent will be to grow dividends at about the same rate as the growth in net profit before special items attributable to equity holders of the parent. Consequently, the Board has declared a second interim dividend per £1 Ordinary Share of 3.95p (2004 3.90p), to bring the total dividend for 2005 to 7.70p (2004 7.30p), reflecting the 5% growth in net profit before special items attributable to the equity holders of the parent.

Cash flow
The following analysis of cash flow, which relates to the table alongside, distinguishes between cash flows which relate to operating activities and those which relate to investing activities. Included within operating activities are the top-up payments to the ICI UK Pension Fund, net finance payments, tax paid (excluding tax on disposals) and dividends paid. Included within investing activities are sales and purchases of property, plant and equipment, net proceeds from disposals of businesses, payments against disposal provisions which, in some cases, will continue for a number of years, and acquisition expenditure.

Operating activities
Profit before special items, net finance expense, taxation, depreciation and amortisation (“EBITDA”) for the year was £721m, £12m higher than last year (2004 £709m), primarily as a result of higher trading profit.

After a relatively poor start to the year, working capital management improved in the second half and a significant element of the cash inflow was delivered through improved inventory management and effective control of debtors and creditors.

Cash outflows in relation to special items of £53m were £28m lower than in 2004 as elements of the restructuring programme reached completion. Despite higher cash outflows in relation to tax and dividend payments, net cash from operating activities for the year was an inflow of £359m, £32m higher than last year.

Investing activities
The completion of the sale of the Vinamul Polymers business, with proceeds of £111m, was the major contributor to net disposal proceeds of £108m. Capital expenditure of £159m was in line with last year (2004 £158m). After payments of £47m in respect of disposals prior to 2004 (2004 £95m) and acquisitions of £23m (2004 £4m), net cash used in investing activities was an outflow of £106m, compared with an inflow of £29m in 2004 which included the proceeds from the sale of the Quest Food Ingredients business.

Cash flow before acquisitions and divestments
The Group generated a cash inflow before acquisitions and divestments of £170m, compared with £82m for 2004.

Movement in net debt
Net debt at the end of 2005 was £745m, £244m lower than at the beginning of the year. Net debt at the start of the year was increased by £69m for restatement due to IFRS transition adjustments (explained further in note 28 relating to the Group accounts). The non-cash impact of £9m included the result of foreign currency translation and fair value adjustments.

Management summary of Group cash flow

	2005	2004
	£m	£m

Operating activities

Profit before taxation and special items	444	422

Net finance expense	109	118

Depreciation and amortisation	168	169

Profit before special items, net finance expense, taxation, depreciation and amortisation (EBITDA)[1]	721	709

Add back:

Post-retirement benefit charges	41	63

Taxation on associates	1	2

Movement in working capital	60	13

Outflows from special items	(53)	(81)

Post-retirement benefit payments	(153)	(151)

Other items	(2)	(24)

Cash generated from operating activities	615	531

Net finance payments	(67)	(66)

Tax paid	(83)	(43)

Dividends paid	(106)	(95)

Net cash inflow from operating activities	359	327

Investing activities

Purchase of property, plant and equipment	(159)	(158)

Sale of property, plant and equipment	17	8

Acquisitions	(23)	(4)

Net proceeds from disposal of businesses post 2004	108	279

Payments in respect of disposals prior to 2004[2]	(47)	(95)

Tax paid in relation to disposals	(2)	(1)

Net cash (outflow)/inflow from investing activities	(106)	29

Cash inflow before financing activities	253	356

Cash flow before acquisitions and divestments[3]	170	82

Reconciliation of movement in net debt

Opening net debt	(920)	(1,326)

IFRS transition adjustments (see page 100)	(69)

Restated net debt at beginning of year	(989)	(1,326)

Cash flow before financing activities	253	356

Non-cash movement	(9)	50

Total movement in net debt	244	406

Closing net debt	(745)	(920)

1	Includes net income from associates
2	Includes investment in Ineos Chlor in 2004
3	Cash flow before acquisitions and divestments is as follows:

	2005	2004
	£m	£m

Cash flow before financing activities (included in the table above )	253	356

Acquisitions	23	4

Disposals	(108)	(279)

Tax paid in relation to disposals	2	1

Cash flow before acquisitions and divestments	170	82

Operating and financial review	ICI Annual Report and Accounts 2005 21

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Financing activities
Further to the cash inflow from operating activities of £359m (2004 £327m), and the cash outflow from investing activities of £106m (2004 cash inflow of £29m), both explained above, the cash flow from financing activities was an outflow of £224m (2004 outflow of £464m). Repayments of long-term loans were significantly lower than in 2004 at £137m (2004 £521m). The increase in current asset investments of £6m was £32m lower than last year whilst the movement in short-term borrowings resulted in a cash outflow of £114m compared with an inflow of £84m in 2004. Consequently, cash and cash equivalents at the end of 2005 were £516m, £47m higher than at the end of 2004.

Returns on capital employed
Higher trading profit in 2005 of £550m (2004 £538m) and the continued focus on reducing working capital, contributed to an improvement in the Group’s strategic performance measure of return on capital employed (ROCE), which increased to 13.5% for the year from 12.7% in 2004.

Liquidity and capital resources

Treasury policies
The Group’s Treasury seeks to reduce financial risk, to ensure sufficient liquidity is available to meet foreseeable needs and to invest cash assets safely and profitably. It operates within policies and procedures approved by the Board, which include strict controls on the use of financial instruments in managing the Group’s risk. The Group does not undertake any trading activity in financial instruments. The Group reviews the credit quality of counterparties and limits individual and aggregate credit exposures accordingly.

Financing and interest rate risk
At 31 December 2005, the Group’s net debt was £745m (2004 £989m after IFRS restatement).

Debt is principally sourced from bonds, medium-term notes, commercial paper, securitised receivables and bank debt. The Group’s borrowings are primarily raised centrally by Group finance companies and subsequently lent to operating subsidiaries on commercial terms. The Group borrows in the major global debt markets in a range of currencies at both fixed and floating rates of interest and uses derivatives to generate the desired currency and interest rate profile of borrowings.

The Group’s exposure to interest rate fluctuations on its borrowings is managed through the use of interest rate swaps and forward rate agreements. The Group’s target is to maintain interest cover above four times. It maintains its debt book principally in floating rates, but fixes debt, selectively, to support its policy of trying to ensure that interest cover does not fall below four times. Notes 22 and 30 relating to the Group accounts show the overall interest rate structure of the Group’s borrowings at the end of 2005. The currency disposition of the borrowings is used as a partial, long-term hedge of the cash flows arising from investments overseas and as a hedge against future business disposal proceeds due to be received. Consequently a large part of the Group’s borrowings (after taking account of swaps and forward contracts) are denominated in US dollars. Details of the currency mix of borrowings are shown in note 30 relating to the Group accounts. In addition, in determining currency mix, the Group takes into account the availability and costs of funds, and the sensitivity of Group gearing and earnings ratios to exchange rate movements.

The maturity of loans is shown in note 22 relating to the Group accounts. The Group’s objective in determining borrowing maturity is to ensure a balance between flexibility, cost and the continuing availability of funds.

Funding policy aims to produce a reasonably even maturity profile for long-term debt up to five years maturity. The average maturity for long-term debt was 3.5 years at 31 December 2005.

Liquidity and investments
At 31 December 2005 the Group had at its disposal US$1,085m (Sterling equivalent £630m) of undrawn, committed borrowing facilities. These comprised US$385m maturing October 2006 and US$700m maturing March 2010. These facilities provide a backstop for short-term funding as well as flexibility to cover future cash flows. In addition, facilities of US$240m (£139m) backstop two receivables securitisation programmes which the Group runs in the USA.

The Group’s net debt position has historically changed over the course of a year, and in particular, short-term debt has generally increased in the early part of the year to fund working capital requirements. These working capital needs arise principally from the seasonality of the Paints business, which experiences higher sales of products used on the exterior of buildings, and thus working capital, during the North American and European summer (the second and third quarters of the year). The Group’s commercial paper programmes and other short-term borrowings are normally used to fund these working capital fluctuations. At 31 December 2005, the Group had £14m of short-term borrowings outstanding (as shown in note 22 relating to the accounts).

During 2005, the principal movement in long-term debt was the maturity of a £100m 18-year bond in April 2005.

During 2005, there have been no changes in ICI’s debt ratings. Standard and Poor’s Rating Services’ rating is BBB/Stable/A – 2 and Moody’s Investor Service’s rating is Baa3/Stable/P – 3. Access to the range of debt markets which ICI currently enjoys requires ICI to maintain its investment grade credit rating. Any downgrade of ICI’s credit rating would reduce its funding options, significantly increase its cost of borrowings and have an adverse effect on its results of operations and cash flow.

22 ICI Annual Report and Accounts 2005	Operating and financial review

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Off-balance sheet arrangements
Off-balance sheet financing comprises the leases described in note 31 to the accounts.

Contractual obligations
The following table summarises ICI’s principal contractual obligations at 31 December 2005, including instalments, which are described in the accounts and related notes. The table below excludes contractual obligations such as derivatives, and other hedging instruments, and also the non-novated contracts referred to in the narrative of notes 32 and 36 relating to the Group accounts. Further analysis of the individual obligations can be reviewed by reference to the notes relating to the Group accounts indicated in the table below.
Contractual obligations
		Total	Payments due by period
	Notes		Less	1-3	4-5	After
	relating to		than	years	years	5 years
	the Group		1 year
As at 31 December 2005	accounts	£m	£m	£m	£m	£m

Loans	22	1,238	166	761	26	285

Finance lease obligations	31	2	1	–	–	1

Operating leases	31	322	62	94	59	107

Capital expenditure	32	19	19	–	–	–

ICI UK Pension Fund
– top up	25	798	122	244	184	248

ICI UK Specialty Chemicals
Pension Fund – top up	25	123	12	25	25	61

Purchase obligations		955	169	408	242	136

Total		3,457	551	1,532	536	838

Foreign currency risk
Most of the Group’s net assets are denominated in currencies other than Sterling with the result that the Group’s Sterling balance sheet can be significantly affected by currency movements. The Group partially hedges this effect by borrowing in currencies other than Sterling. The Group does not hedge translation exposures other than by the passive use of currency borrowings.

The Group requires its subsidiaries to hedge their material transaction exposures (sales and purchases in currencies other than their functional currency) using forward contracts. The majority of this hedging is performed by Group Treasury. The Group selectively hedges its anticipated future trading cash flows up to 12 months ahead using forward contracts and purchased currency options. The Group’s profits are denominated in many currencies across the world, the most significant of which are the US dollar and related currencies.

Based on the 2005 currency mix of profits, the adverse annual impact due to translation exposures on the Group operating profit (before special items) of a 5% strengthening of Sterling against the US dollar and related currencies compared with the average rates prevailing in 2005 would be approximately £13m. The equivalent impact of a 5% strengthening of Sterling against the Euro would lead to an adverse impact of approximately £4m.

Counterparty credit risk
The Group’s counterparty credit risks arise mainly from non-central operating cash held on short-term bank deposit, the positive “mark to market” effect of swaps and counterparty risk arising from the liquidity of the Group’s captive insurance company. The Group considers the risk of material loss in the event of non-performance by a financial or non-financial counterparty to be low.

Quantitative disclosure about market risk
The analysis below presents the sensitivity of the market value or the fair value of the Group’s financial instruments to selected changes in market rates and prices. The rates of change chosen reflect the Group’s view of changes that are reasonably possible over a one-year period. Fair values are quoted values or, where these are not available, values obtained by discounting cash flows at market rates or using option valuation models. The fair values for interest rate risk are calculated by using a standard zero coupon discounted cash flow pricing model.

Market risk – Interest rate sensitivity
The sensitivity analysis in the table which follows assumes an instantaneous 1% movement in interest rates of all currencies from their levels at 31 December 2005, with all other variables held constant.

Market risk – Interest rate sensitivity
	Fair value		Fair value change
	31 December		+1%	–1%
	2005	2004	movement in	movement in
			interest rates	interest rates
	£m	£m	£m	£m

Loans	(1,280)	(1,355)	35	(38)

Currency swaps	–	(2)	–	–

Interest rate swaps	(8)	12	(5)	5

An absolute increase in interest rates of all currencies of 1% would result in an increase of £11m in the Group net finance expense before post-retirement benefit finance costs.

Market risk – Foreign currency sensitivity
The sensitivity analysis in the table which follows assumes an instantaneous 10% change in foreign currency exchange rates against Sterling from their levels at 31 December 2005, with all other variables (including interest rates and currency option volatility) held constant.
Market risk – Foreign currency sensitivity
	Fair value		Fair value change
	31 December		+10%	–10%
	2005	2004	strengthening	weakening
			of Sterling*	of Sterling*
	£m	£m	£m	£m

Loans	(1,280)	(1,355)	85	(102)

Currency swaps	–	(2)	29	(35)

Forward contracts
hedging debt	5	(12)	9	(11)

Forward contracts
hedging working capital	–	1	2	(2)

* Against all currencies.

The Group’s debt after financial derivatives at the 2005 year-end was held 50% in US dollars, 39% in Euro, 9% in Yen and 2% in other currencies.

Changes from movements in currency rates in loans, currency swaps and forward contracts hedging debt, and similar movements in the values of the investments being hedged, are taken through the Statement of Group recognised income and expense in accordance with IAS 21 and IAS 39.

Changes due to exchange movements in forward contracts hedging working capital are recognised in trading profit immediately, but are offset by gains/losses on the working capital they are hedging.

Operating and financial review	ICI Annual Report and Accounts 2005 23

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Accounting policies and standards

New Accounting Standards
International Financial Reporting Standards
The Group’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and IFRIC interpretations in issue that are endorsed by the European Commission and effective (or which ICI has chosen to adopt early) at 31 December 2005 (“adopted IFRS”). Following the announcement by the US Securities and Exchange Commission (“SEC”) to allow an exemption from the provision of a second year of comparatives, ICI decided to take advantage of the exemption and hence the transition date for the adoption of IFRS for the Group is 1 January 2004. All comparative data in these statements has been restated accordingly, except the Group has taken the exemption allowed by IFRS 1 First-time adoption of International Financial Reporting Standards not to restate comparatives for IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement. Further details can be found in note 1 relating to the Group accounts on page 63.

The Company accounts have been prepared in accordance with UK GAAP. Details of new accounting standards can be found in note (i) relating to the Company accounts on page 136.

Related party transactions
The main related party transactions are with IC Insurance Limited and ICI Pension Trustees Limited (details are in note 33 relating to the Group accounts).

US GAAP results
The financial statements of the ICI Group are prepared in accordance with IFRS. IFRS differs in certain respects from US GAAP. Net income from continuing and discontinued operations and shareholders’ equity calculated in accordance with US GAAP are set out in the table below. Note 36 to the Group’s financial statements describes the significant differences between IFRS and US GAAP affecting the ICI Group’s net income and shareholders’ equity for the two years ended 31 December 2005.

US GAAP results
	2005		2004		2003		2002		2001
	£m		£m		£m		£m		£m

Net income (loss)
Continuing operations	206		129		(181)		(124)		(21)

Discontinued operations	2		(24)		15		133		34

Net income (loss)	208		105		(166)		9		13
Basic earnings (loss)
per £1 Ordinary Share

Continuing operations	17.4	p	10.9	p	(15.3	)p	(11.1	)p	(2.4	)p

Discontinued operations	0.2	p	(2.0	)p	1.3	p	11.9	p	3.9	p

Basic earnings (loss)
per £1 Ordinary Share	17.6	p	8.9	p	(14.0	)p	0.8	p	1.5	p

	£m		£m		£m		£m		£m

Shareholders’ equity	2,010		2,279		2,359		2,805		2,568

Total assets	7,694		7,357		8,118		8,739		9,779

Under US GAAP, the net income in 2005 was £208m (2004 £105m net income) compared with net income of £390m (2004 £474m) under IFRS. Under US GAAP, shareholders’ equity at 31 December 2005 was £2,010m (at 31 December 2004 was £2,279m), compared with £613m deficit (2004 £332m deficit) under IFRS. These differences primarily result from the differing accounting treatment of purchase accounting adjustments, post-retirement benefits, disposal accounting, capitalisation of interest, deferred tax, derivative instruments and restructuring costs.

Dividends
Dividends paid (including the related UK tax credit) on each American Depositary Share (ADS) translated into US dollars at the rates of exchange on the respective dividend payment dates (or, in the case of the second interim dividend for the year 2005 to be paid on 14 April 2006, the rate on 8 February 2006), were:

Dividends per ADS
	2005	2004	2003	2002	2001
	$/ADS	$/ADS	$/ADS	$/ADS	$/ADS

Dividends declared per ADS	0.54	0.53	0.43	0.48	0.76

Dividends paid per ADS	0.56	0.49	0.46	0.69	1.24

Note: Each ADS represents four Ordinary Shares

Ratio of earnings to fixed charges
For the purpose of computing this ratio, earnings consist of the income from continuing operations before taxation of Group companies and income received from companies owned 50% or less, plus fixed charges excluding capitalised interest. Fixed charges consist of interest (including capitalised interest) on all indebtedness, amortisation of debt discount and expense and that portion of rental expense representative of the interest factor.
Ratio of earnings to fixed charges
	2005	2004	2003	2002	2001
For the Group
(under IFRS)	4.8	4.9	n/a	n/a	n/a

For the Group
(under UK GAAP)	n/a	3.3	1.5	2.3	1.7

For the Group with
adjustments to accord
with US GAAP	3.4	2.2	0.5	0.9	1.4

The deficiency of earnings to fixed charges for the years ended 31 December 2003 and 2002 were £73m and £47m respectively.

24 ICI Annual Report and Accounts 2005	Operating and financial review

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Review of 2005 business results

Basis of presentation
In the following commentary, references to ‘trading profit’ relate to operating profit before special items. Special items are discussed separately from the underlying business performance because of their one-off nature. Reconciliations between reported and comparable changes in revenue, and trading profit, and between trading profit and the IFRS financial measure of operating profit are shown in the tables on pages 26 and 27. All charts in this commentary show “as reported” figures. For definitions of “as reported performance” and “comparable performance”, as used in this section, see page 156.

National Starch

National Starch’s sales were 5% ahead of 2004 on a comparable basis, with growth in all businesses except Specialty Starch and in all the principal regions, notably in Latin America and Asia, which delivered 15% and 7% comparable growth, respectively. Raw material and energy costs increased significantly in the year and whilst the absolute monetary value of the cost increases was recovered through higher selling prices, gross margin percentages were lower than last year. Despite higher costs below gross margin than last year, trading profit for the year was 5% ahead of 2004 on a comparable basis. Trading margin was unchanged at 11.4% .

As reported sales and trading profit were in line with 2004, with underlying business growth broadly offset by the impact of the divestment of the Vinamul business.

The following commentaries on the four business groupings within National Starch refer to performance measured on a comparable basis.

Adhesives sales were 9% ahead of last year with double-digit growth in North America, Latin America and in Asia, notably China and India. In the latter part of the year demand weakened in Europe. There was good growth for sales of adhesives for paper and disposable products and in Asia, Dongsung NSC also performed well. Higher raw material costs were countered with increased selling prices, but gross margin percentages were lower than last year. Trading profit was well ahead of 2004.

Sales for Specialty Starch were 2% lower than 2004 with higher sales for food starches more than offset by lower sales into the paper industry. There was modest sales growth in Europe, Asia and Latin America, but sales were lower in North America. Raw material costs were particularly impacted in the first half of the year by tapioca costs which were significantly higher than 2004 as a result of a drought in Thailand. However, product mix was stronger and overall, gross margin percentages were ahead of last year. Costs below gross margin were higher than 2004 due in part to higher energy and manufacturing costs in the USA. Consequently, trading profit was lower than 2004.

Specialty Synthetic Polymers sales were 9% ahead of 2004. Sales were well ahead in all regions, with strong growth in Europe and Asia, especially for the Alco and Personal Care businesses. Gross margin percentages were markedly lower than 2004 due to the impact of high raw material costs which could not be fully recovered through higher selling prices and a less favourable sales mix. However, trading profit was ahead of last year.

Sales for Electronic and Engineering Materials were 3% higher than last year. Ablestik and Emerson & Cuming both delivered solid growth but sales for Acheson were lower due to reduced demand for internal coatings for cathode-ray tubes, and shielding materials. Sales in Latin America grew strongly and North America was well ahead whilst Asia and Europe were broadly similar to 2004. Gross margin percentages improved slightly compared with last year and trading profit was well ahead.

Quest

Quest’s sales were 3% ahead of 2004 on a comparable basis, with growth for both the Fragrance and Flavours businesses. Sales growth was strong in both Asia and Latin America. Sales in Europe were in line with 2004 but in North America, sales were lower. Overall gross margin percentages were broadly unchanged despite rising raw material costs. With costs below gross margin slightly lower than last year, trading profit was 28% ahead on a comparable basis. Trading margin improved to 9.3% (2004 8.1%) ..

Sales on an as reported basis were 4% lower than 2004, mainly due to the Food Ingredients divestment last year, but trading profit as reported was 11% ahead.

The following commentaries on Quest’s strategic businesses refer to performance measured on a comparable basis.

Flavours sales were 2% up on last year with good growth in Asia and Latin America partially offset by lower sales in Europe and North America. Sales mix was stronger and gross margin percentages were higher than 2004. Consequently, with costs below gross margin slightly lower, trading profit was significantly above 2004.

Sales for the Fragrance business were 5% ahead of 2004. Sales to the household, fabric, oral care and personal care sectors were all ahead. Raw material, packaging and transport costs increased sharply in the second half of 2005 and despite increased selling prices, gross margin percentages were lower than last year. Trading profit was well ahead of 2004.

Operating and financial review	ICI Annual Report and Accounts 2005 25

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Reconciliation of “As reported” change to “Comparable” change – 2005 vs 2004

Revenue
	Revenue		“As reported”		Foreign	Acquisition	“Comparable”
	“As reported”		change		exchange	and	change
					translation	divestment
					effects	effects
			Increase/		Adverse/	Adverse/	Increase/
			(decrease)		(favourable)	(favourable)	(decrease)
	2005	2004	2005 vs 2004				2005 vs 2004
	£m	£m	£m	%	£m	£m	£m	%

National Starch

Adhesives	864	779	85	11	(13)	–	72	9

Specialty Starches	458	461	(3)	(1)	(6)	1	(8)	(2)

Specialty Synthetic Polymers	288	386	(98)	(25)	(1)	123	24	9

Electronic and Engineering Materials	261	252	9	4	(1)	(1)	7	3

Total	1,871	1,878	(7)	–	(21)	123	95	5

Quest

Flavours	259	299	(40)	(13)	(3)	48	5	2

Fragrance	301	285	16	6	(2)	–	14	5

Total	560	584	(24)	(4)	(5)	48	19	3

Uniqema	631	629	2	–	(6)	–	(4)	(1)

Paints

Decorative Europe	719	709	10	1	(6)	2	6	1

Decorative North America	882	836	46	6	(16)	1	31	4

Decorative Asia	297	252	45	18	(2)	–	43	17

Decorative Latin America	189	157	32	20	(24)	6	14	9

Packaging Coatings	211	181	30	17	(4)	–	26	14

Other	33	26	7	27	(1)	–	6	21

Total	2,331	2,161	170	8	(53)	9	126	6

International Businesses	5,393	5,252	141	3	(85)	180	236	5

Regional and Industrial	428	375	53	14	3	8	64	17

Total reporting segments	5,821	5,627	194	3	(82)	188	300	6

Corporate and other	3	3	–		–	–	–

Inter-segment eliminations	(12)	(21)	9		1	(8)	2

Total Group	5,812	5,609	203	4	(81)	180	302	6

Uniqema

Paints

Uniqema’s sales were 1% lower than 2004 on a comparable basis with growth in Asia and Latin America offset by lower sales in Europe, which experienced difficult market conditions through most of the year. Glycerine prices and margins fell progressively through the year and this was compounded by the impact of higher raw material and energy costs, particularly in North America. Gross margin percentages were slightly lower than last year. However, good cost control and the benefits of restructuring resulted in costs below gross margin being well below 2004, and trading profit was 6% ahead on a comparable basis. Trading margin improved to 3.5% (2004 3.3%) .

As reported sales were in line with 2004, and trading profit as reported was 9% ahead.

Paints sales were 6% ahead of 2004 on a comparable basis with growth for all regions of the decorative paint business, particularly Asia and Latin America, and also for Packaging Coatings. Raw material costs increased substantially over the course of the year, and whilst increased selling prices recovered the absolute monetary value of the cost increases, gross margin percentages were lower. However, trading profit was 6% ahead of 2004 on a comparable basis. Trading margin was unchanged at 10.9% .

As reported sales and trading profit were both 8% ahead of 2004, with foreign exchange effects largely accounting for the difference from the comparable performance.

The following commentaries on the four geographical regions where Decorative Paints operates and on the Packaging Coatings business refer to performance measured on a comparable basis.

26 ICI Annual Report and Accounts 2005	Operating and financial review

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Reconciliation of operating profit to trading profit – 2005 vs 2004
	Operating profit (loss)		Special items in		Trading profit (loss)
	after special items		operating profit (loss)
	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m

National Starch	215	213	1	(1)	214	214

Quest	63	39	11	(8)	52	47

Uniqema	40	23	18	3	22	20

Paints	248	235	(5)	–	253	235

Total International Businesses	566	510	25	(6)	541	516

Regional and Industrial	48	49	–	–	48	49

Total reporting segments	614	559	25	(6)	589	565

Corporate and other	(30)	(27)	9	–	(39)	(27)

Total Group	584	532	34	(6)	550	538

Reconciliation of “As reported” change to “Comparable” change in trading profit – 2005 vs 2004

	Trading profit (loss)		“As reported”		Foreign	Acquisition	“Comparable”
	“As reported”		change		exchange	and	change
			2005 vs 2004		translation	divestment	2005 vs 2004
					effects –	effects –
	2005	2004			(favourable)	adverse
	£m	£m	£m	%	£m	£m	£m	%

National Starch	214	214	–	–	(3)	13	10	5

Quest	52	47	5	11	(1)	7	11	28

Uniqema	22	20	2	9	–	–	2	6

Paints	253	235	18	8	(5)	–	13	6

Total International Businesses	541	516	25	5	(9)	20	36	7

Regional and Industrial	48	49	(1)	(3)	–	–	(1)	(2)

Total reporting segments	589	565	24	4	(9)	20	35	6

Corporate and other	(39)	(27)	(12)		–	–	(12)

Total Group	550	538	12	2	(9)	20	23	5

Sales for Decorative Europe were 1% ahead of 2004 with growth for UK trade sales and sales in Ireland and Eastern Europe partly offset by lower sales in the UK retail market. With the combined impacts of higher raw material costs and increased sales in lower margin markets, gross margin percentages were lower than last year, and despite costs below gross margin being held below the 2004 level, trading profit was slightly lower.

Decorative North America sales were 4% up on last year with growth in all the principal market sectors. Raw material and energy cost increases were significant, and whilst the impact on margins was partially offset by increases to selling prices, gross margin percentages were lower than 2004. Trading profit was well down.

Decorative Asia sales were 17% up from 2004 with both volume growth and increased selling prices across the region. Growth was particularly strong in China, India, Pakistan and Vietnam. Gross margin percentages were slightly lower, but trading profit was significantly ahead of last year.

Sales for Decorative Latin America were 9% ahead compared with 2004. There was volume growth in all key countries, and selling prices were also higher resulting in improved gross margin percentages. Costs below gross margin increased in support of the higher level of trading, but notwithstanding this, trading profit was significantly higher than 2004.

Packaging Coatings also delivered a strong performance, with sales 14% up on last year, due to both volume growth and selling price increases. Raw material costs were also markedly higher and gross margin percentages were therefore slightly lower than last year, but trading profit was substantially ahead of 2004.

Regional and Industrial

Sales for Regional and Industrial businesses were 17% ahead of 2004 on a comparable basis with all businesses ahead. Gross margin percentages were impacted by a decline in margins for pure terephthalic acid (PTA) through the year due to higher raw material costs and by price competition between polyester yarn (a major consumer of PTA) and cotton. Despite higher gross margin percentages for ICI Pakistan, overall margin percentages were lower and comparable trading profit was 2% lower than last year. After foreign exchange and population impacts, sales as reported were 14% higher, and trading profit as reported was 3% lower than 2004.

Operating and financial review	ICI Annual Report and Accounts 2005 27

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Group expenditure on property, plant and equipment and intangible assets
	2005	2004
	£m	£m

National Starch	53	64

Quest	22	17

Uniqema	17	18

Paints	45	48

Regional and Industrial	18	10

Corporate and other	3	3

Total	158	160

Depreciation and amortisation	171	169

	2005	2004
	£m	£m

United Kingdom	20	23

Continental Europe	27	38

North America	64	59

Latin America	8	9

Asia	37	30

Other countries	2	1

Total	158	160

Capital expenditure
The analysis in the table above summarises the Group’s capital expenditure on property, plant and equipment and intangible assets over the two-year period ending 31 December 2005. Capital expenditure of £158m for 2005 was £2m below 2004.

In 2005, capital expenditure was incurred on a large number of relatively minor projects aimed at achieving additional capacity, as well as for productivity improvements through increased automation of manufacturing processes and the relocation and consolidation of facilities. ICI also continued to invest preferentially in its “grow aggressively” businesses with National Starch opening a new technical and manufacturing centre in China and Paints starting two new manufacturing projects in China and Vietnam.

Commitments for capital expenditure not provided in the Group’s consolidated financial statements totalled £100m at 31 December 2005 (2004 £123m).

These are analysed further in note 32 relating to the Group accounts between those for which contracts have been placed and those authorised, but not yet contracted.

Market trends and sensitivities
ICI’s businesses market and sell their products within a wide variety of industry sectors and geographic regions. The Group strategy focuses on achieving higher levels of profitable growth in certain markets and sectors. These are typically characterised as those where the Group has a strong competitive position and where the markets are also considered to be inherently attractive (e.g. high levels of GDP growth, increasing consumer demand for particular products or services or opportunities to expand ICI’s coverage quickly). The key areas of focus, those the Group classifies as “grow aggressively”, are Asia (particularly the fast growing economies of China, India, Indonesia and Vietnam), the global electronics components industry and the global fast moving consumer goods markets serviced by Quest’s Flavours and Fragrances businesses.

There are underlying trends in these different markets that the Group believes make them attractive for its businesses, but similarly there are associated risks to growth expectations should the relative rates of growth change materially. ICI’s exposure to these markets is set out in the strategic review and the individual strategies of its businesses are explained in their descriptions starting on page 9.

The following comments provide more detail on the trends that the Group believes will benefit long-term growth as well as some of the sensitivities that may affect performance relative to these trends. More detail on these and other risk factors can be found on page 149. These comments should also be reviewed in conjunction with the forward-looking statements disclosure on page 159 of the report and accounts.

Asia Pacific: ICI has a well-established position in Asia, particularly ICI Paints, National Starch and Quest. Their products are sold into growth segments of local economies. ICI’s businesses in Asia are well placed to benefit from the expected GDP growth in these economies. In addition, our major international customers are investing in capacity to service domestic and export markets. Growth estimates remain strong for the region and one or two countries in particular. Recent figures supplied by Oxford Economic Forecasts indicate average growth in the region of 3.6% for 2006, with China growing 8.6% and India 7.7% . ICI’s “grow aggressively” businesses are to a large extent dependent on the successful development of these economies and should the economic outlook change this would impact favourably or unfavourably the Group’s rates of growth.

Healthy eating: Several of ICI’s businesses (National Starch’s Starch operations and Quest’s Flavours division in particular) are currently benefiting from the trend towards healthier eating. In general, processed foods have historically had higher levels of fat, salt, sugar and other carbohydrates to overcome issues with cooking cycles, storage and taste. The development of resistant starches and flavour molecules that can substitute the culinary impact of fat, salt and sugar creates a range of market opportunities, driven mainly by consumers’ preferences for convenience, but also for a healthier product. Changes in these trends could impact, favourably or unfavourably, upon the performance of ICI’s businesses.

Electronic materials: National Starch manufactures a range of high performance adhesives and protective coatings for the electronics industry. The trend towards miniaturisation and more powerful electronic devices has historically contributed to greater demands on the technical capability and value of ICI’s products, as well as driving higher volumes. As a result the business has grown successfully. ICI believes that the electronics market, whilst likely to remain more cyclical than most, will continue to grow and present National Starch with sustained opportunities to introduce new technologies. Against this backdrop, individual market cycles may have a short-term impact on the business.

Other markets to which ICI has a large exposure or other factors which ICI believes can influence its performance are described below, together with ICI’s views on the underlying trends and sensitivities.

Western European and North American markets for fast moving consumer goods products and construction materials: ICI’s businesses manufacture and sell a wide range of products used in the home or construction industries. ICI’s performance in these markets is linked to underlying GDP growth, consumer spending and other market-specific trends.

28 ICI Annual Report and Accounts 2005	Operating and financial review

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Oil prices and raw material costs: ICI is exposed to changes in the relationship between supply and demand for key materials. For example, the cost of acrylates (used by both National Starch and Paints) increased rapidly during 2005.

Higher oil costs impact the petrochemical raw materials bought by the Group. More details on the types of raw materials bought by ICI are included on page 19 of the annual report and accounts. ICI was able to pass on these raw material cost increases during 2005.

Energy costs: Approximately 65% of ICI’s businesses by sales value manufacture their products using mixing or compounding operations, rather than capital intensive, energy intensive processes, for example, paints, adhesives, electronic materials, flavours and fragrances. 35% are capital and energy intensive processes – Uniqema, the starch manufacturing facilities of National Starch and the Regional and Industrial activities in Pakistan and Argentina. These businesses have some exposure to energy price fluctuations; for example, National Starch’s starch operation suffered from significant increases in natural gas prices during 2005.

PTA to paraxylene (PX) differential margin: the profitability of the Regional and Industrial business in Pakistan is significantly affected by the market price differential between PTA selling prices and the cost of the key PTA feedstock, paraxylene.

Operating and financial review	ICI Annual Report and Accounts 2005 29

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Board of Directors and Executive Management Team
30 ICI Annual Report and Accounts 2005	Board of Directors and Executive Management Team

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1. Peter B Ellwood, CBE
Chairman
Appointed a Non-Executive Director and Deputy Chairman on 27 June 2003 and Chairman with effect from 1 January 2004.

Peter Ellwood joined Barclays Bank in 1961 where he held a number of senior roles including Chief Executive of Barclaycard from 1985 to 1989.

In 1989 he joined TSB Bank as Chief Executive, Retail Banking, was appointed a Director of TSB Group in 1990 and became Group Chief Executive in 1992. Following the merger with Lloyds Bank in 1995, he became Deputy Group Chief Executive of Lloyds TSB Group plc, subsequently becoming Group Chief Executive in 1997 until his retirement in 2003. He was Chairman of Visa International from 1994 to 1999.

Peter Ellwood was made a Commander of the Order of the British Empire for services to banking in 2001 and is a Fellow of the Chartered Institute of Bankers. He has received Honorary Doctorates from both Leicester University and the University of Central England. He is Chairman of the UK Royal Parks Advisory Board, The Royal Parks Charitable Foundation and The Work Foundation of Great Britain. He is also a Director of the Royal Philharmonic Orchestra and Deputy Chairman of the Royal College of Music. In September 2005 he was appointed a Non-Executive Director of First Data Corporation, Inc.

In his business career Peter Ellwood has been a leader in driving structural change and efficiency improvement and he brings to his role as Chairman extensive business experience, energy and determination. Aged 62.

2. John D G McAdam
Chief Executive
Appointed a Director on 1 March 1999 and Chief Executive on 9 April 2003. He joined the Company in 1997 following the acquisition of the Speciality Chemicals businesses from Unilever.

John McAdam graduated from Manchester University with a first class honours degree in Chemical Physics and, after completing his doctorate, was awarded a research fellowship.

In 1974 he joined Unilever as a management trainee and held a variety of managerial positions within Birds Eye Foods before joining the Board of Unilever’s flavours and fragrance business, PPF International, as Technical Director. In 1987, he joined the Board of Quest International as Senior Vice President in charge of Manufacturing, Logistics and Procurement before returning to Birds Eye Walls, where he assumed Board responsibility for Manufacturing, Research and Development.

In 1993 he was appointed Chairman of Unichema International and, following ICI’s acquisition of the Unilever Speciality Chemical businesses in 1997, became Chairman and Chief Executive Officer of Quest and a member of the ICI Executive Management Team. In January 1998 he was appointed Chairman and Chief Executive of ICI Paints and the following year he was elected to the Board of ICI with additional responsibility for Research, Development and Technology and ICI’s activities in Asia.

John McAdam is a business leader with a strong focus on results and extensive knowledge of ICI’s operations around the world. The Board believes that the combination of knowledge, drive and leadership he is bringing to bear on the issues facing ICI is serving both the Company and its shareholders well.

Until September 2005, John McAdam was a Non-Executive Director of Severn Trent Plc. He was appointed as Senior Independent Director of J Sainsbury plc on 1 September 2005. In addition, he is a member of the University of Surrey Business Advisory Board and a member of the University of Cambridge Chemistry Advisory Board. Aged 57.

3. Alan Brown
Chief Financial Officer
Appointed a Director and Chief Financial Officer on 14 November 2005.

Alan Brown read law at Liverpool University and was called to the Bar in 1981. He is also a member of the Chartered Institute of Management Accountants.

He joined Unilever in 1980 and during the first seven years of his career worked in Birds Eye Walls in the UK. After four years in Mergers & Acquisitions, Treasury and Investor Relations at Unilever Head Office, Alan Brown returned to Birds Eye Walls as Finance and Commercial Director in 1991.

In 1994 he moved to Unilever Food & Beverages, Europe, as Senior Vice President, Finance and Information Technology. In 1997 he moved to Asia as Executive Chairman, Unilever Taiwan and then, in 2001, assumed the role of Executive Chairman, Unilever China and, more recently, of Unilever Hong Kong, as well.

Alan Brown has had a distinguished career as a senior finance professional and general manager within Unilever and possesses a considerable breadth of commercial and international experience, having worked extensively in Asia and Continental Europe. Aged 49.

4. David C M Hamill
Director
Appointed a Director on 8 December 2003. He is Chairman and Chief Executive of ICI Paints.

David Hamill joined the Company from Royal Philips Electronics where he was a member of the Group Management Committee. A graduate in Production Engineering and Management from Strathclyde University, David Hamill worked for Honeywell and General Instruments before joining Philips Semiconductors as product manager in 1986. He held a number of senior positions within Philips’ Power Semiconductors and Lighting businesses, becoming President of Philips Lighting Asia Pacific in 1996 and Executive Vice President of Philips Lighting and Chief Executive Officer of the Lamps business group two years later.

In May 2001 he became President and Chief Executive Officer of Philips Lighting.

David Hamill has held senior management roles in Europe and Asia where he has gained considerable production, commercial, marketing and finance experience. Whilst his experience with large retail customers has specific relevance for ICI Paints, his broader business expertise, and in particular his understanding of Asian markets, is of value to the Group as a whole.

Until 7 December 2005, David Hamill was a Non-Executive Director of BPB plc. Aged 48.

5. Charles F Knott
Director
Appointed a Director on 1 September 2004. He is Chairman and Chief Executive of Quest International and has regional oversight responsibilities for Group activities in Europe, the Middle East and Africa.

Charles Knott graduated from Newcastle University in 1976 with an honours degree in Mathematics and Statistics. He joined National Starch and Chemical Company in 1984 as Commercial Director of Laing-National in Manchester and subsequently served in Germany and the Netherlands before returning to the UK in 1990 as Managing Director of National Starch’s UK Adhesives operations.

Charles Knott was appointed Divisional Vice President, Performance Adhesives, in the United States and in 1994 became Senior Divisional Vice President and General Manager for the US Adhesives business.

In 1995 he relocated to Singapore to lead National Starch’s Asia-Pacific operations as Corporate Vice President. He was appointed National Starch Chief Operating Officer in January 2001. In March 2003 he became Chairman and Chief Executive of Quest International, and Executive Vice President and member of the Executive Management Team of ICI. Aged 51.

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6. William H Powell
Director
Appointed a Director on 2 February 2000. He is Chairman and Chief Executive of National Starch and Chemical Company and has Board responsibility for Sustainability (which includes Group Safety, Health and Environment matters).

William Powell joined National Starch and Chemical Company in 1976, gaining extensive experience in production, planning and general management. In 1981, he was appointed Divisional Vice President of Manufacturing for Adhesives and Resins. He was promoted to Corporate Vice President of the Resins and Specialty Chemical Division in 1984; Corporate Vice President, International in 1986; Group Vice President, Industrial Starch and Food Products division in 1989; and Executive Vice President in 1997. In 1999, he was appointed Chairman and Chief Executive Officer.

William Powell has a degree in Chemistry and a Masters degree in Chemical Engineering from Case Western Reserve University. In addition he has a Masters in Business Administration from the University of North Dakota. He is a past Chairman of the Corn Refiners Association and currently an Honorary Director. He is a Non-Executive Director of Granite Construction Incorporated and a member of the Institute of Food Technologists and the American Institute of Chemical Engineers. He is also a member of: the Board of Directors of the American Chemistry Council; the Executive Committee of the Society of Chemical Industry, American Section; and the Board of Trustees of the State Theatre of New Jersey. William Powell is a US citizen. Aged 60.

7. Adri Baan
Non-Executive Director
Appointed a Non-Executive Director on 25 June 2001. He has a Masters degree in Physics from the University of Amsterdam and joined Philips as a project manager in 1969.

He has held a series of senior positions with Philips in Europe and North America. From 1984 to 1986 he was Vice Chairman of Philips Industrial Electronics in Eindhoven and two years later was appointed Executive Vice President, North American Philips. He was Managing Director of Philips Business Electronics from 1993 to 1996 and Chief Executive Officer and a Member of the Group Management Committee from 1996 to 1998. In 1998 he was appointed Executive Vice President, Royal Philips Electronics and Member of the Management Board, a position which he held until 2001.

In addition, he was formerly the Chairman of Integrated Production and Test Engineering NV, and a Director of Medquist, NPM Capital, PSA Corporation Limited (Port of Singapore Authority), Hesse-Noord Natie, Port of Antwerp and ASM International NV. He is currently a Director of Wolters Kluwer NV, Hagemeyer NV, International Power plc, the Trust Office of KAS BANK NV, OCE NV, PSA Europe Limited and Chairman of the Supervisory Board of AFM (the Authority for Financial Markets in the Netherlands). He is also on the Board of the University of Amsterdam and Vice Chairman of Koninklijke Volker Wessels Stevin NV. Adri Baan is a Dutch national. Aged 63.

8. Rt. Hon. Lord Butler of Brockwell, KG, GCB, CVO
Senior Independent Director
Appointed a Non-Executive Director on 1 July 1998. Since 1 January 2002 he has been the Board’s Senior Independent Director.

After graduating with a double first in Mods and Greats (Literae Humaniores) from University College, Oxford, Lord Butler joined the Treasury in 1961 where he held a succession of posts before becoming Private Secretary to the Financial Secretary in 1964 and Secretary of the Budget Committee from 1965 to 1969. He was seconded to the Bank of England in 1969 and subsequently acted as Private Secretary to three Prime Ministers (Rt. Hon. Edward Heath 1972-74, Rt. Hon. Harold Wilson 1974-75 and Rt. Hon. Margaret Thatcher 1982-85).

In 1985 Lord Butler became second Permanent Secretary, Public Expenditure, HM Treasury, and in 1988 he was appointed as Secretary of the Cabinet and Head of the Home Civil Service. He retired from the Civil Service in 1998.

He is currently Master of University College, Oxford, and a Non-Executive Director of HSBC Holdings plc. In 1999 he served on the Royal Commission on Reform of the House of Lords and in 2004 chaired the UK Review of Intelligence on Weapons of Mass Destruction. He is also a trustee of the Rhodes Trust, a Visitor of the Ashmolean Museum and a member of the Marsh & McLennan International Advisory Board. Aged 68.

9. Joseph T Gorman
Non-Executive Director
Appointed a Non-Executive Director on 20 September 2000. He is Chairman of the ICI Audit Committee.

A graduate of Kent State University and holding a doctorate from Yale Law School, Joseph Gorman practised law for five years before, in 1962, joining the legal department of TRW Inc., a multi-national, diversified company specialising in space, defense and automotive systems.

He became Secretary of TRW in 1970 and Vice President in 1972. He served as Vice President and General Counsel from 1976 to 1980 when he was elected Executive Vice President and given responsibility for the Industrial & Energy business unit. In 1985 he was appointed President and Chief Operating Officer of the Company and three years later became Chairman and Chief Executive Officer.

A past Chairman of the US-Japan Business Council, he received Japan’s 1994 Prime Minister’s Trade Award for his contribution to promoting improved US-Japan trade relations. He has served on the Boards of the US-China Business Council and the Prince of Wales Business Leaders Forum and was a member of the President’s Export Council. He is a trustee of the Centre for Strategic and International Studies and also serves the Council on Competitiveness as a co-industry vice chair and member of the executive committee.

Joseph Gorman is a Director of Alcoa, Inc., The Procter & Gamble Company, National City Corporation and TMG International AB. Joseph Gorman is a US citizen. Aged 68.

10. Richard N Haythornthwaite
Non-Executive Director
Appointed a Non-Executive Director on 20 February 2001. He is Chairman of the ICI Remuneration Committee.

A graduate of The Queen’s College, Oxford with a degree in Geology and a Sloan Fellow of the Massachusetts Institute of Technology, Richard Haythornthwaite has over 25 years of international industry experience covering a broad mix of strategic and operational roles.

He has extensive experience in organisational and cultural change leadership, cost reduction programmes, results-driven performance initiatives and negotiating and executing acquisitions and divestments worldwide.

Richard Haythornthwaite’s career began with BP plc where he held a variety of positions in its European and American operations from 1978 to 1995, including General Manager of the Magnus Oilfield and President of BP Venezuela.

In 1995 he joined the Board of Premier Oil, where he was responsible for corporate and commercial affairs, and two years later joined Blue Circle Industries plc as Chief Executive of Heavy Building Materials in Europe and Asia. He was appointed Group Chief Executive of Blue Circle in 1999. Following its acquisition of Blue Circle in 2001, he became a Non-Executive Director of Lafarge S.A., standing down from that Board in July 2003. From 1999 to 2003 he was a Non-Executive Director of Cookson Group plc. In addition, from 2001 until 2005, Richard Haythornthwaite was Group Chief Executive Officer of Invensys plc.

He is currently Managing Director of Star Capital Partners and Chairman of the Better Regulation Commission. In addition, he is Chairman of the Almeida Theatre Company Limited, Trustee of NMSI and a Board Member of the British Council. Aged 49.

32 ICI Annual Report and Accounts 2005	Board of Directors and Executive Management Team

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11. Baroness Noakes, DBE
Non-Executive Director
Appointed a Non-Executive Director on 1 March 2004. A law graduate of Bristol University, Baroness Noakes has extensive experience both in the City, as a senior partner of KPMG, from which she retired in 2000, and as an adviser to the UK Government.

She joined Peat Marwick Mitchell & Co (now KPMG) in 1970 and was made a partner in 1983. Her experience was a combination of corporate and public sector work and she led KPMG’s international government practice.

From 1979 to 1981 she was seconded to HM Treasury. In a further secondment in 1988, she joined the Department of Health as Director of Finance and Corporate Information on the NHS Management Executive, the Board chaired by the NHS Chief Executive. She was a Director of the Bank of England from 1994 to 2001, becoming the Senior Non-Executive Director in 1998. She was a Non-Executive Director of John Laing plc from 2002 to 2004 and has also served as President of the Institute of Chartered Accountants in England and Wales.

Baroness Noakes is currently the Senior Independent Director at both Carpetright plc and SThree plc. She is also a Non-Executive Director of Hanson plc and the English National Opera and is also a trustee of the Reuters Founders Share Company. Aged 56.

New Directors appointed between Annual General Meetings to fill casual vacancies, or as additional Directors, retire at the Annual General Meeting following their appointment and are eligible for election. At each Annual General Meeting one third of the other Directors, or if their number is not three or a multiple of three, the nearest to one third (being those longest in office since their last election or re-election), also retire and are eligible for re-election. In addition, any Director who has been in office for three years or more since his or her last re-election shall retire at the Annual General Meeting.

Tim Scott died in August 2005. He was succeeded by Alan Brown as Chief Financial Officer who was appointed on 14 November 2005.

Alan Brown retires under Article 102 of the Company’s Articles of Association. He is recommended for election to the Board.

Peter Ellwood, Richard Haythornthwaite and John McAdam retire under Article 96 of the Company’s Articles of Association. All three Directors are recommended for re-election.

In addition, Lord Butler retires in accordance with the policy set out on pages 35 and 36. He is recommended for re-election.

All Executive Directors are employed on rolling contracts, subject to no more than one year’s notice.

No Director or Officer has a family relationship with any other Director or Officer.

Board of Directors and Executive Management Team	ICI Annual Report and Accounts 2005 33

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Executive Management Team

The Executive Management Team comprises the Executive Directors and the following:

12. Leonard J Berlik
Appointed a member of the Executive Management Team on 1 April 2000. He is Executive Vice President, Uniqema. He joined National Starch and Chemical Company in 1972 and, prior to his appointment with Industrial Specialties (now Uniqema) in 2000, served as Executive Vice President of the Adhesives Division. He is a Non-Executive Director of NIZO food research B.V. Leonard Berlik is a US citizen. Aged 58.

13. Rolf Deusinger
Appointed a member of the Executive Management Team on 1 July 2002. He is Executive Vice President Human Resources. He joined the Company in October 1999 as Senior Vice President Human Resources for ICI Paints. Previously he was Head of International Human Resources for Messer Griesheim GmbH based in Germany. He has more than 20 years of international experience in the field of Human Resources, predominantly in consumer businesses, including PepsiCo, covering the Americas, Europe and Central Asia. Rolf Deusinger is a German national. Aged 48.

14. Andy M Ransom
Appointed a member of the Executive Management Team on 1 July 2005. He is General Counsel, Executive Vice President Mergers and Acquisitions and Company Secretary. A graduate of the University of Southampton, Andy Ransom qualified as a solicitor in 1987 and joined ICI in the same year, specialising as a senior mergers and acquisitions lawyer in the Corporate Centre. He was seconded to ICI Explosives in Toronto, Canada in 1996 and became Vice President and General Counsel for ICI in the Americas, based in New Jersey, USA, two years later. In 2000 he was appointed Group Vice President Mergers and Acquisitions, before being appointed to his current role. Aged 42.

Officers of the Company
The persons listed above together with David J Gee, Executive Vice President, Regional and Industrial businesses, are regarded as the Officers of the Company for the purposes of the Annual Report and Accounts. Michael H C Herlihy was an Officer until his retirement on 30 June 2005, after which he was replaced by Andy M Ransom.

Key management personnel
For the purposes of disclosure under IAS 24 Related Party Disclosures as in note 2 relating to the Group accounts on page 64, key management personnel are considered to comprise the Directors and Officers of the Company.

34 ICI Annual Report and Accounts 2005	Board of Directors and Executive Management Team

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Corporate governance

Corporate governance
ICI is committed to high standards of corporate governance. The Group has applied the principles contained in Section I of the Combined Code on Corporate Governance issued by the Financial Reporting Council in July 2003 (referred to below as the Combined Code) and has complied throughout 2005, and to the date of this Annual Report, with the provisions set out therein as they apply to the Group.

The Board
Within the overall strategy and objectives for the Group agreed by the Board, day to day management is delegated to the Chief Executive and Executive Management Team (EMT), with individual chief executive officers being responsible for the performance of each of the businesses.

The Board reviews the operational performance of the Group on a regular basis and also exercises a number of reserved powers which include:

•	responsibility for setting the strategic direction of the Group and agreeing the Group Strategic Plan;

•	approving the annual budget and Group Finance Plan;

•	appointment and dismissal of the Chief Executive and any member of the Board or EMT, and succession planning for these roles;

•	establishing, via the Remuneration Committee, the remuneration policy for Executive Directors and members of the EMT;

•	approving the Group’s Sustainability policy and targets including those for safety, health and the environment;

•	approving and monitoring compliance with the ICI’s Code of Conduct (the Group ethics policy) and associated whistle-blowing procedures;

•	authorisation of material borrowings and any issue of equity securities;

•	committing to major capital expenditure, acquisitions or divestments;

•	agreeing treasury policy including the agreement of foreign currency and interest risk parameters; and

•	dividend policy.

The Board is also responsible for satisfying itself as to the integrity of financial information and the effectiveness of the Group’s system of internal control and risk management processes.

The division of responsibilities between the Chairman and the Chief Executive, which is set out in writing, has been approved by the Board. In overall terms:

•	the Chairman leads the Board and is responsible for ensuring its effectiveness; and

•	the Chief Executive has direct charge of the Group on a day-to-day basis and is accountable to the Board for its financial and operational performance.

All Directors are equally accountable under the law for the proper stewardship of the Company’s affairs and share a responsibility for setting and ensuring the highest standards of ethics and integrity across the Group.

The Non-Executive Directors (NEDs) have a particular responsibility to challenge constructively the strategy proposed by the Chief Executive and Executive Directors; to scrutinise and challenge performance; to assess risk and the integrity of financial information and controls; and to ensure appropriate remuneration and succession planning arrangements are in place in relation to Executive Directors and other senior executive roles. Each NED continues to demonstrate that he or she has sufficient time to devote to the Company’s business.

Lord Butler, the Senior Independent Director, leads any Board discussions impacting on the Chairman (from which the latter absents himself), in particular in relation to performance and succession. He is also available to the Chairman as a source of advice on matters affecting the operation of the Board generally.

Currently, the Board comprises eleven Directors: the Chairman, Mr P B Ellwood; the Chief Executive, Dr J D G McAdam; four Executive Directors and five independent NEDs, including the Senior Independent Director. Biographical details of the Directors are set out on pages 31 to 33. These individuals demonstrate a range of business, financial and global experience and expertise from a variety of commercial sectors and public life, which is vital to the successful direction of a multi-national company. The Board is balanced, both numerically and in experience, so that no individual or small group of individuals can dominate the Board’s decision making.

The Board has assessed the independence of the NEDs against the criteria set out in the Combined Code and the New York Stock Exchange corporate governance rules, save that in the case of the latter, the Board has not sought to enquire into the interests of Directors’ family members other than their spouse. On this basis, the Board has concluded that all the NEDs are independent in character and judgement. On the same basis, Mr Ellwood was also independent when appointed Chairman.

In 2005, Mr Ellwood became a Non-Executive Director of the US Company, First Data Corporation, Inc., but is not otherwise a director of any other company, and his agreement with ICI prohibits him from becoming chairman of another company without ICI’s consent. He does perform a number of pro-bono roles, but these commitments did not change materially in 2005 and the Board remains satisfied that they are not such as to interfere with the performance of his duties as Chairman of ICI, which are based around a commitment of approximately 150 days per annum.

One Director was appointed in 2005.

Following the death of Mr Scott, Mr Brown was appointed Chief Financial Officer on 14 November 2005, after an externally facilitated search. He brings considerable depth of commercial and international experience to the Board, which is described more fully on page 31.

All Directors are subject to re-election by shareholders at least every three years. Subject to satisfactory performance, NEDs are normally expected to serve two three-year terms, commencing with the first Annual General Meeting after the date of their appointment and they have no entitlement to compensation (except in relation to fees and expenses due at the date of termination) if the appointment terminates prior to the end of the three-year term for any reason. There may be circumstances where NEDs are invited to remain on the Board after the expiry of their second three-year term for a further period of up to three years. Any such invitation will be subject to the Director in question standing for annual re-election by shareholders.

Corporate governance	ICI Annual Report and Accounts 2005 35

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Attendance at scheduled Board and Board Committee meetings held in 2005
	Full		Nomination			Remuneration			Audit
	Board		Committee			Committee			Committee

Number of meetings in 2005	Eligible	Attended	Eligible		Attended	Eligible		Attended	Eligible		Attended
	to attend		to attend			to attend			to attend

P B Ellwood	8	8	2	†	2	–		–	–		–

Dr J D G McAdam	8	8	–		–	–		–	–		–

A Baan	8	8	2		2	5		5	4		4

A J Brown	1	1	–		–	–		–	–		–

Lord Butler	8	8	2		2	5		5	4		4

J T Gorman	8	8	2		2	5		5	4	†	4

D C M Hamill	8	8	–		–	–		–	–		–

R N Haythornthwaite	8	8	2		2	5	†	5	4		4

C F Knott	8	8	–		–	–		–	–		–

Baroness Noakes	8	8	2		2	5		5	4		4

W H Powell	8	8	–		–	–		–	–		–

T A Scott	5	5	–		–	–		–	–		–

† Committee Chairman

In accordance with this policy, Lord Butler will retire and stand for re-election at the next Annual General Meeting of the Company.

Mr Herlihy retired as Company Secretary on 30 June 2005 and was replaced by Mr Ransom. The Company Secretary acts as Secretary to the Board and to the Nomination, Remuneration and Audit Committees. He assists the Chairman in ensuring that all Directors have full and timely access to all relevant information. The Company Secretary is responsible for ensuring that the correct Board procedures are followed and advises the Board on all corporate governance matters. He also administers the procedure under which Directors can, where appropriate, obtain independent professional advice at the Company’s expense. The appointment or removal of the Company Secretary is a matter for the Board as a whole.

In accordance with ICI’s Articles of Association, the Directors and Officers of the Company are all indemnified out of the assets of the Company to the extent permitted by law in respect of liabilities incurred as a result of their office. In addition to the general indemnity contained in the Articles, the Company has also put in place a specific deed of indemnity (a copy of which may be viewed upon request at the Company’s registered office) setting out in greater detail the terms and conditions of the Company’s indemnity. The Company also purchases and maintains a directors’ and officers’ liability insurance policy. The Board believes that these arrangements are in the best interests of the Company, to enable it to attract and retain high quality Directors and Officers. Neither the Company’s indemnities, nor insurance, provide cover in the event that a Director or Officer has acted fraudulently.

Board Committees
The principal Board Committees, which report to the Board, are the Nomination Committee, the Remuneration Committee and the Audit Committee. The Remuneration and Audit Committees meet at least quarterly and the Nomination Committee meets as and when required. Summary remits of the Committees are set out below and full terms of reference are available via the Investor Relations section of ICI’s corporate website (www.ici.com) and in paper form from the Company Secretariat on request. Directors’ attendance at scheduled Board and Board Committee meetings during 2005 is set out in the table above.

Nomination Committee
The Nomination Committee is responsible for proposing new appointments of Directors to the Board and reviews succession plans and arrangements for the Board and EMT. It met on two occasions in 2005.

The Nomination Committee comprises the Non–Executive Directors, under the chairmanship of Mr Ellwood.

In 2005, the Committee dealt with the appointment of a new Chief Financial Officer, as described above. It also agreed the processes to be followed in relation to future Board appointments and discussed succession planning arrangements for NEDs.

Remuneration Committee
The Remuneration Committee determines, on behalf of the Board, the Company’s policy on the remuneration of the Chairman, Executive Directors and the most senior management of the Company. The Committee determines the total remuneration packages for these individuals, including any compensation on termination of office. It met on five occasions in 2005.

The Committee comprises the NEDs under the chairmanship of Mr Haythornthwaite. The Chairman of the Committee normally invites the Chairman, Chief Executive, Executive Vice President Human Resources and Vice President Performance & Reward to attend meetings, to respond to specific questions raised by the Committee. This specifically excludes any matter concerning their own personal remuneration.

The work of the Remuneration Committee during 2005 has included consideration of the following matters:

•	reviewing the peer group companies for the Total Shareholder Return (TSR) element of the Performance Growth Plan (PGP) 2005- 2007 cycle;

•	testing performance conditions for share option grants;

•	approving the 2004 Remuneration Report;

•	reviewing and approving the restated annual incentive plan targets for the Chief Executive and EMT, following the 2005 IFRS restatement process;

•	reviewing and revising the Company’s policy on Executive rewards;

•	conducting a review of the effectiveness of the Remuneration Committee;

•	reviewing and approving the death in service benefits to be paid to the estate of Mr Scott;

•	approving the remuneration package of the new Chief Financial Officer;

•	reviewing and approving revised fee and base salaries for the Chairman, Chief Executive and the EMT; and

•	approving annual grants and awards under the Annual Incentive Plan, the Executive Share Option Scheme and the PGP for the Chief Executive and the EMT.

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The Remuneration Report on pages 42 to 52 includes details of remuneration policy and practices, and the remuneration of Directors.

Audit Committee
The Audit Committee assists the Board in the discharge of its responsibilities for corporate governance, financial reporting and corporate control. It met on four occasions in 2005. The Committee comprises the NEDs under the chairmanship of Mr Gorman. The dates on which these individuals were first appointed to the Committee are as follows:

J T Gorman	September 2000
A Baan	June 2001
Lord Butler	July 1998
R N Haythornthwaite	February 2001
Baroness Noakes	March 2004

The Board has determined that Mr Gorman and Baroness Noakes are the Audit Committee’s financial experts.

Audit Committee Report
The work of the Audit Committee during 2005 included consideration of the following matters:

•	in respect of the 2004 year end: the full year results release, the Annual Report and Accounts, and the annual report from the external auditor;

•	the 2004 full year report on internal audit and the effectiveness of internal control;

•	the quarterly financial results and the Interim Report 2005;

•	the recommendation to the Board of the reappointment of KPMG Audit Plc as the external auditor and approval of the 2005 external audit plan and fee proposal;

•	the progress of the internal audit programme and matters arising therefrom;

•	the policy on auditor independence and provision of audit and non- audit services by the auditor;

•	reviewing the Group’s plans for achieving compliance in 2006 with Section 404 of the Sarbanes-Oxley Act 2002, regarding internal control over financial reporting;

•	the Group’s risk management processes;

•	material litigation affecting the Company;

•	developments in accounting standards and the Group’s responses, including the adoption of International Financial Reporting Standards;

•	the Group’s compliance with the Combined Code and the New York Stock Exchange Corporate Governance rules; and

•	the Terms of Reference and the effectiveness of the Audit Committee.

The Audit Committee also monitors the Group’s whistle-blowing procedures, ensuring that appropriate arrangements are in place for employees to be able to raise, in confidence, matters of possible impropriety, with suitable subsequent follow-up action.

Subsequent to the 2005 year end, the Committee has completed a review of the Internal Audit function and has confirmed that it is satisfied with the function’s operational effectiveness.

Regular attendees at Audit Committee meetings, at the invitation of the Chairman of the Committee, include: the Chairman, Chief Executive, Chief Financial Officer, General Counsel, Chief Internal Auditor and Group Financial Controller. The Committee meets regularly with the external and internal auditors without the presence of management.

The Audit Committee has established a policy which is intended to preserve the independence of KPMG Audit Plc, when acting as auditor of the Group Accounts. This policy governs the provision of audit and non-audit services by the auditor and its associates. It identifies certain non-audit services which the auditor is prohibited from providing. Certain defined categories of permitted service are approved by the Audit Committee on an annual basis and the Chairman of the Audit Committee may approve additional categories, subsequently ratifying these with the Audit Committee at its next meeting. Audit and non-audit engagements are also subject to formal authorisation procedures based on the level of fees involved, with major engagements requiring authorisation by the Committee.

Audit and internal control
In accordance with the Turnbull Guidance on internal control, the Board confirms that there is a process for identifying, evaluating and managing the significant risks to the achievement of the Group’s strategic objectives. The process has been in place throughout 2005 and up to the date of approval of the Annual Report and Accounts, and accords with the Turnbull Guidance. The effectiveness of this process has been reviewed by the Audit Committee, which reports its findings for consideration by the Board.

The processes used by the Audit Committee to review the effectiveness of the system of internal control include:

•	discussions with management on risk areas identified by management and/or the audit process;

•	the review of internal and external audit plans;

•	the review of significant issues arising from internal and external audits;

•	the review of management processes for significant Group risks defined by the full Board on the basis of proposals from the Group Risk Committee (GRC); and

•	annual compliance statements from each business and major function.

Normally, the Audit Committee reports to the Board the results of its review of the risk management process for the full Group risk register. The full Board then reviews the Group risk register and draws its collective conclusions as to the effectiveness of the system of internal control. However, in 2005 the risk management process and performance was reviewed by the full Board, allowing Directors the opportunity to review the appropriateness of the Group’s approach to risk.

The GRC consolidates, reviews and prioritises input from the businesses and management and reports its conclusions to the Audit Committee and the Board. The GRC comprises the heads of major corporate functions, the Chief Internal Auditor and the Deputy General Counsel.

The Internal Audit function reviews internal controls in all key financial activities of the Group, typically over a three-year cycle. It acts as a service to the businesses by assisting with the continuous improvement of controls and procedures. Actions are agreed in response to its recommendations and these are followed up to ensure that satisfactory control is maintained. Quarterly reviews are also conducted between internal audit management and the senior management of the businesses to assess their current control status and to identify and address any areas of concern.

During 2005, as part of the Group’s programme to meet the requirements of Section 404 of the US Sarbanes-Oxley Act 2002, the Internal Audit function has focused principally on developing and implementing the plan to identify, document and test key controls over financial reporting.

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The Board is responsible for maintaining and reviewing the effectiveness of the Group’s system of internal controls. The internal control systems are designed to meet the Group’s particular needs and the risks to which it is exposed. They are designed to manage, rather than eliminate, the risks to the achievement of business objectives, and can only provide reasonable and not absolute assurance against misstatement or loss.

The Group’s strategic direction is regularly reviewed by the Board. Annual plans and performance targets for each business are set by the Chief Executive and are reviewed in total by the Board in the light of the Group’s overall objectives.

The processes to identify and manage the key risks to the success of the Group are an integral part of the internal control environment. Such processes include strategic planning, the appointment of senior managers, the regular monitoring of performance, control over capital expenditure and investments and the setting of high standards and targets for safety, health and environmental performance. Businesses are responsible for meeting the defined reporting timetables and compliance with Group accounting manuals, which set out accounting policies, controls and definitions.

The Chief Executive receives a monthly summary of financial results from each business, and the Group’s published quarterly financial information is based on a standardised and timely reporting process.

Responsibility for monitoring compliance with Group policies and guidelines rests with the chief executive officers of the businesses and with senior managers at the Corporate Centre. Annual statements of compliance are provided to the Board, and these statements are reviewed by the relevant functional leader for each policy area. In turn, there is an annual report to the Audit Committee, on behalf of the Board, on the degree of compliance with Group policies and guidelines. Corrections to any weaknesses found are monitored and controls are developed to match changing circumstances.

Board effectiveness
Induction and continuing development
On appointment all new Directors receive a formal induction, tailored to their particular needs, which includes, as appropriate, visits to key locations and meetings with senior executives. Throughout their period in office, Directors are continually updated on the Group’s business and the competitive and regulatory environment in which it operates. Directors are advised on appointment of their legal and other duties and obligations as a director of a listed company and are periodically updated on these as part of their continuing development.

Evaluation
All Directors, including the Chairman, receive a formal performance evaluation to which all other members of the Board have an opportunity to contribute. The reviews are led as indicated below.
Board Member	Review led by:
Chairman	Senior Independent Director

Senior Independent Director/other
Non-Executive Directors	Chairman
Chief Executive	Chairman

Executive Directors	Chief Executive

The NEDs meet twice a year with the Chairman and Chief Executive. These discussions include evaluation of Board and individual Director performance and succession plans. The Chief Executive and Chairman each absent themselves when their own performance is being assessed. Discussions are led by the Chairman (except in relation to his own performance and succession when the Senior Independent Director takes the chair) and feedback is provided.

In addition, in 2005, a comprehensive review took place of the effectiveness of the Board and its principal Committees. The Directors were asked to complete questionnaires and to provide comments on Board and Committee procedures and effectiveness. The results of the evaluations were reviewed by the Chairman and the Company Secretary, prior to being presented to the Board as a whole. The collective view of Directors was that the Board was operating effectively.

Discussions, during and following the review, focused on a number of detailed areas including the following:

Strategy
During 2005, the Board has made significant progress in developing and agreeing the Group’s future strategic direction. However, the Board recognises the need for continuing additional focus on evaluating growth strategies and opportunities, both organic and by acquisition, whilst at the same time maintaining the pressure on delivering optimum cost management.

Board composition
In reviewing the skills, attributes and experiences of those Directors currently in office, the Board has identified possible specific areas of detailed knowledge and expertise that it will look for in future NED appointments.

Risk Management
In 2005, the Board reviewed and confirmed its long established processes for assessing and managing key risks.

In addition, the following points were made in the evaluation:

•	the Board’s remit reflects what is required of an effective Board and its meetings, agendas and activities address all the elements contained within this remit;

•	the Board has robust policies and processes in place, particularly in the areas of governance and financial control; and

•	the Board operates in an open and constructive manner, with valuable and effective contributions made by all Directors.

US corporate governance compliance
As a consequence of its US listing, the Company is required to comply with the provisions of the Sarbanes-Oxley Act 2002, as it applies to foreign issuers. The Company continues to monitor its legal and regulatory obligations arising from Sarbanes-Oxley. The Company has taken action to be compliant with those rules that have already become effective, and has plans to address rules with effective dates in 2006 and beyond. In particular, the Group has developed and progressed its plans to meet the requirements of Section 404 of the Sarbanes-Oxley Act.

In accordance with recommendations issued by the SEC, the Company has established a Disclosure Committee comprising appropriate senior executives from the ICI Corporate Centre: the General Counsel and Company Secretary, the Chief Financial Officer, the Vice President, Investor Relations and Corporate Communications, and the Chief Internal Auditor and Group Financial Controller.

The Disclosure Committee’s responsibilities include:

•	designing, maintaining and evaluating the Company’s disclosure controls and procedures and reporting its evaluation to the Chief Executive and Chief Financial Officer;

•	reviewing the Company’s Annual Reports, interim results announcements and other materials disseminated to shareholders before they are released;

•	satisfying itself as to the verification processes for all announcements and the formal sign-off of related documents; and

38 ICI Annual Report and Accounts 2005	Corporate governance

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•	recommending appropriate employee training in respect of the handling of inside information and the ICI Disclosure Policy.

In accordance with the ICI Disclosure Policy, the Committee provides a formal report to the Board on an annual basis, through the Company Secretary, stating how the Committee has performed its duties in respect of monitoring inside information.

In November 2003, the SEC approved new NYSE corporate governance rules for listed companies. Under these rules, as a NYSE-listed foreign private issuer, ICI must disclose any significant ways in which its corporate governance practices differ from those required to be followed by US companies under NYSE listing standards. We believe the following to be the significant differences between our corporate governance practices and NYSE corporate governance rules applicable to US companies.

Independent Directors
Under NYSE listing rules applicable to US companies, independent directors must comprise a majority of the board of directors. The NYSE rules include detailed tests for determining director independence while the Combined Code prescribes a more general standard for determining director independence. The Combined Code requires a company’s board to assess director independence by affirmatively concluding that the director is independent of management and free from any business or other relationship that could materially interfere with the exercise of independent judgement.

The ICI Board does not have a majority of independent Directors. However, the Board includes a balance of Executive Directors and independent Non-Executive Directors such that no individual or group can dominate the Board’s decision making and the Company complies with the Combined Code.

The Board of ICI has assessed the independence of the NEDs against the criteria set out in the Combined Code and the NYSE corporate governance rules, save that in the case of the latter, the Board has not sought to enquire into interests of Directors’ family members other than their spouse and has concluded that all the NEDs are independent and that ICI complies with the requirements of the Combined Code.

Nominating/Corporate Governance Committee
US companies listed on the NYSE are required to have a Nominating/Corporate Governance Committee composed entirely of independent directors with a charter that addresses the ttee’s purpose including the responsibility to develop and recommend to the Board a set of corporate governance principles.

ICI does not have a Nomination/Corporate Governance Committee. ICI’s Nomination Committee comprises the Company’s independent Non-Executive Directors and the Chairman who was deemed, under the Combined Code, to be independent on appointment. The responsibility for developing the Company’s corporate governance principles rests with the Board.

Non-management directors' meetings
Pursuant to NYSE listing standards for US companies, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. ICI’s NEDs meet twice a year with the Chairman and Chief Executive. These meetings include evaluation of Board and individual Director performance and succession plans. The Chairman and Chief Executive both absent themselves when their own performance is being assessed. Discussions are led by the Chairman, except when his own performance and succession is discussed, when the Senior Independent Director takes the chair.

Adoption and disclosure of corporate governance guidelines
US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. The Listing Rules of the UK Financial Services Authority require each listed company incorporated in the United Kingdom to include in its Annual Report and Accounts a narrative statement of how it has applied the principles of the Combined Code and a statement as to whether or not it has complied with the provisions of the Combined Code throughout the accounting period covered by the Annual Report and Accounts.

As stated on page 35, ICI has applied the principles contained in Section I of the Combined Code and has complied throughout 2005, and to the date of this Annual Report and Accounts, with the provisions set out therein as they apply to the Company. The Combined Code does not require ICI to disclose the full range of corporate governance guidelines with which it complies.

In August 2005, in compliance with the governance rules of the NYSE and Rule 10A-3 of the Securities Exchange Act of 1934, it was determined that each member of the ICI Audit Committee satisfied the SEC independence requirements. As part of this determination it was confirmed that no compensation from the ICI Group had been received by any child or stepchild sharing a home with an Audit Committee member. Subsequent to this determination, the Company filed with the NYSE a written affirmation that the Audit Committee complied with Section 303A of the NYSE’s Listed Company Manual.

Principles of business conduct
As a leading international company, ICI’s reputation for high ethical standards is central to its business success. ICI’s Code of Conduct (“the Code”) provides guidance in this area and has been communicated throughout the Group. It applies to all ICI employees, including Directors and Officers. A confidential, independently operated, whistle-blowing service is also provided to enable staff to report any suspected non-compliance. The Code is published on ICI’s corporate website (www.ici.com) and is available in paper form from the Company Secretariat on request.

Shareholder communications
Communications with shareholders are given a high priority. The Annual Review is sent to all shareholders and a full Annual Report and Accounts is available by election or on request. In addition, at the half year, an interim report is produced and sent to shareholders and the quarterly results are published via the London Stock Exchange and by press release. The Company’s financial reports are available to shareholders in paper and electronic form. ICI’s corporate website (www.ici.com) provides financial and other information about ICI and contains an archive of past announcements and Annual Reports.

Shareholders have the opportunity to receive documents such as the Notice of Meeting, form of proxy, the Annual Report and Annual Review in electronic form via the Internet rather than in paper form through the post. Shareholders choosing this option will receive a notification by e-mail each time the Company publishes such documentation on its website. Shareholders may also appoint proxies electronically.

Overall responsibility for ensuring that there is effective communication with investors and that the Board understands the views ofmajor shareholders on matters such as governance and strategy rests with the Chairman, who makes himself available to meet shareholders for this purpose. On a day-to-day basis the Board’s primary contact with major shareholders is via the Chief Executive and Chief Financial Officer, who have regular dialogue with individual institutional shareholders and deliver presentations to analysts after the quarterly results. The Senior Independent Director and other members of the Board, however, are also available to meet major investors on request.

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The Senior Independent Director has a specific responsibility to be available to shareholders who have concerns, for whom contact with the Chairman, Chief Executive or Chief Financial Officer have either failed to resolve their concerns, or for whom such contact is inappropriate.

The Board commissions an independent survey of investor views covering both the UK and US on a biennial basis which provides valuable feedback from investors. The survey includes a specific opportunity for investors to comment on the quality of the communication they receive in their contact with the Chief Executive and Chief Financial Officer.

Individual shareholders have the opportunity at the Annual General Meeting to question the Chairman and, through him, the Chairmen of the Remuneration and Audit Committees. As an alternative, shareholders can leave written questions for response by the Company. After the Annual General Meeting, shareholders can meet informally with the Directors. To ensure transparency, and in accordance with the principle that every share should be entitled to a vote, all votes at shareholder meetings, other than on procedural issues, are taken by way of a poll.

Annual General Meeting
The Notice convening the Annual General Meeting, to be held on Wednesday 24 May 2006, is contained in a separate letter from the Chairman accompanying this Annual Report and Accounts. In line with Combined Code recommended best practice, at least 20 working days notice of the AGM is provided by the Company.

The following Directors will seek re-election at the AGM: Lord Butler, Mr Ellwood, Mr Haythornthwaite and Dr McAdam. In addition, Mr Brown will seek election at the AGM.

Further details on the business to be transacted at the Annual General Meeting are contained in the Notice.

Corporate Governance Rating
In a report issued in July 2005 by Governance Metrics International, a global corporate governance ratings agency, ICI was ranked among the top UK companies, with an overall global corporate governance rating of 9.5 out of a possible 10.

In addition, in February 2006, the Company received the Best of European Business award, a competition jointly sponsored by Roland Berger Strategy Consultants and the Financial Times, in the category of Best Corporate Governance.

40 ICI Annual Report and Accounts 2005	Corporate governance

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Directors’ report

The Directors of Imperial Chemical Industries PLC have pleasure in presenting their Annual Report and Accounts for the year ended 31 December 2005.

Principal activities
The principal activities of the Company are research, manufacture and sale of specialty chemicals and paints. A review of the Company and its subsidiaries’ businesses, including research and development and an indication of likely future developments is given on pages 4 to 29 of this Report.

Dividends
The Directors have declared the payment of a second interim dividend of 3.95 pence per Ordinary Share to be paid on 14 April 2006 to Ordinary shareholders on the Company’s Register on 3 March 2006. A first interim dividend of 3.75 pence per Ordinary Share was paid on 7 October 2005 making a total of 7.70 pence (2004 7.30 pence).

Share capital
Changes in the Company’s ordinary share capital during the year are given in note 26 to the Accounts.

Substantial shareholders
Details of parties holding significant interests in the ordinary share capital of the Company as at 13 February 2006 are given on page 153 of this Report.

Purchase of own shares
At the Annual General Meeting held on 25 May 2005, the Company was given authority to purchase up to 119,123,822 of its Ordinary Shares. This authority will expire at the 2006 AGM. Although no Ordinary Shares have been purchased by the Company during the period from 25 May 2005 until the date of this Report, a special resolution will be proposed at this year’s AGM to renew the authority to make market purchases up to a maximum of 10% of the issued share capital of the Company.

Directors
The names and biographies of the Directors of the Company at the date of this Report and details of Board changes that have occurred since the last Annual Report are given on pages 30 to 33 of this Report.

Corporate governance
A review of the Group’s corporate governance arrangements is given on pages 35 to 40 of this Report.

ICI employment principles
A summary of the Group’s employment principles is given on pages 17 and 18 of this Report.

ICI disability discrimination policy
A summary of the Group’s policy on disability discrimination is given on page 18 of this Report.

Financial risk policies
A summary of the Group’s Treasury policies relating to financial risk are given on pages 22 and 23 of this Report.

Payment to suppliers
The Company agrees terms and conditions for its business transactions with suppliers. Payment is then made to these terms,

subject to the terms and conditions being met by the supplier. Payment terms can differ in the many markets in which ICI trades. Trade creditors of the Company at 31 December 2005 were equivalent to 62 days (2004 61 days) purchases, based on the average daily amount invoiced by suppliers to the Company during this year.

Charitable and political donations
The Group’s worldwide charitable donations in 2005 amounted to £2.6m (2004 £2.1m) .. Of this total, £0.5m was spent in the UK (2004 £0.2m) ..

The Group made no donations for political purposes during 2005.

Auditor
KPMG Audit Plc has expressed its willingness to continue in office as Auditor of the Company and resolutions proposing its re-appointment and authorising the Directors to agree its remuneration will be submitted to the Annual General Meeting.

The remuneration and expenses of the Auditor in respect of the statutory report to the members of the Company for the year 2005 amounted to £66,000 (2004 £65,000). The total figure for the Group was £3.4m (2004 £3.1m) which includes fees for audits of subsidiary companies in the UK and overseas, both for the purposes of consolidation into the Group accounts and to meet statutory requirements of the countries in which subsidiaries operate.

Fees paid to the Auditor (and its associates) of the Company for services other than statutory audit supplied to the Group during 2005 totalled £2.1m (2004 £1.9m) of which £1.6m (2004 £1.2m) was for audit-related services, £0.5m (2004 £0.7m) was for taxation services and £nil (2004 £nil) was for other services. These fees have been fully reviewed by the Audit Committee.

Directors’ remuneration and interests
A statement of Directors’ remuneration and their interests in the shares, debentures and options of the Company and its subsidiaries is set out in the Remuneration Report on pages 42 to 52.

Going concern
The operation of the Group’s control procedures gives the Directors a reasonable expectation that the Group has adequate resources to continue in operation for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the Group accounts.

Annual General Meeting
The Annual General Meeting will be held on Wednesday 24 May 2006 at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1. The Notice of Meeting, together with an explanation of the business to be dealt with at the Meeting, is set out in the separate letter from the Chairman accompanying this Annual Report and Accounts.

On behalf of the Board
Andy Ransom
Company Secretary

16 February 2006

Registered Office
20 Manchester Square
London W1U 3AN
Registered number: 218019

Directors’ report	ICI Annual Report and Accounts 2005 41

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Remuneration Report

Remuneration policy for Executive Directors
The Company’s remuneration policy for Executive Directors is determined by the Remuneration Committee and seeks to attract, retain, motivate and reward high calibre individuals, whilst maintaining a clear focus on shareholder value. This requires that ICI’s reward plans reflect the scale and the structure of reward available in those organisations with which ICI competes for talent.

To achieve this the remuneration package for Executive Directors is based upon the following principles:

•	incentives should align the interests of executives and shareholders and reward the creation of long-term value within a framework which enables risk to be assessed and managed;

•	there should be a clear link between required performance and achievable reward. Performance related elements should form a significant proportion of the total package;

•	the total package for on-target performance should be fully competitive in the relevant market; and

•	there should be flexibility, within clearly defined parameters, to meet critical resource needs and to retain key executives.

The Remuneration Committee seeks to take a prudent and responsible approach when applying this policy.

Reward components
Basic salary
Base salaries for all Executive Directors are reviewed each year and adjusted, where necessary, to recognise the individual’s role, performance, position in their salary range and experience, as well as developments in the external executive pay market. During 2005, the Remuneration Committee reviewed the principles relating to the setting of base salaries. The outcome confirmed that ICI’s base salaries should be set within ranges positioned around the mid market level for similar large international companies in the relevant national market (e.g. UK based companies form the comparator group for UK executives). Executive Directors whose base salaries, for historical reasons, are positioned above the market range would, therefore, normally receive no increase in base salary. Market pay data is supplied by independent external advisers appointed by the Remuneration Committee.

Annual Incentive Plan
The Annual Incentive Plan is designed to motivate Executive Directors towards the achievement of the annual financial and strategic goals of the Company and its businesses. The level of annual reward opportunity for target bonus is set around the market median in the relevant national markets. The financial targets are derived from the Company’s planning processes, thereby providing alignment between key annual business targets and reward.

Long-term incentives
ICI’s long-term incentives are designed to focus Executive Directors on sustainable longer-term business performance, strengthening the alignment with shareholders. Long-term incentives are provided through a Performance Growth Plan and an Executive Share Option Plan, with performance conditions tailored to the drivers of the business strategy. Together, these plans are designed to deliver competitive rewards, relative to the appropriate national markets, for improved financial performance, share price appreciation and superior shareholder returns. The Remuneration Committee will participate fully and pro-actively in a review, during 2006, to ensure that the elements comprising ICI’s long-term incentives arrangements continue to deliver the objectives of the policy.

Retirement and other benefits
The nature and scale of the Executive Directors’ benefits packages are positioned around the median of the relevant national market. The major element of the packages is the retirement benefit. Where Executive Directors participated in a defined benefit pension plan prior to October 2000 (UK) or April 2002 (USA) they retain this entitlement. Since October 2000 (UK) and April 2002 (USA) all new employees, including Executive Directors, have retirement benefits provided on a defined contribution basis or receive an equivalent cash allowance, so that the costs to ICI are stable and predictable. Where possible, plans provide flexibility and choice to increase participant commitment, and enable executives to make their own contributions in addition to those made by ICI. In this way, the Company encourages and supports its Executive Directors to play an active role in planning for their own retirement needs. It is ICI’s policy, where this is in line with local practice, to fund for its retirement benefit liabilities.

Personal shareholdings
Executive Directors and senior executives are expected to build up personal shareholdings of ICI Ordinary Shares through the retention of shares acquired via Company share-based plans.

For Executive Directors, the target level of shareholding is as follows:

Target value of shareholding
Chief Executive	Two times base salary
Executive Directors	One times base salary

2006 Remuneration structure
The relative values of the main elements of the Executive Directors’ remuneration packages are illustrated, for UK Executive Directors, in the chart below. The performance related elements, when valued at target performance levels, comprise more than 50% of the package (excluding pension and other benefits).

Base salaries
 Salaries for Executive Directors have been reviewed for 2006 in line with the policy set out on this page. The average increase for those due a review on 1 January 2006 was 4.4% . The maximum increase was 9.7% and the minimum was nil. In line with the policy on setting base salaries within market ranges, a nil increase was applied to any executive whose base salary was positioned above their market range. The nil increase is a reflection of the application of the base salary policy and not the Executive’s performance.

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Annual Incentive Plan
The target bonus opportunity available to Executive Directors for 2006 will remain at 50% of salary. A maximum opportunity of 100% of salary will be possible for significant over-achievement of the pre-set targets. The 2006 bonus targets for Executive Directors are a mix of profit, cash flow, sales, return on capital employed and performance against key strategic objectives. These measures and the associated targets are consistent with achievement of at least the four-year strategic financial goals communicated to shareholders during 2003. Financial targets, related performance ranges and key strategic objectives are approved by the Remuneration Committee, which retains discretion in the final determination of awards by taking into account the Group’s broader performance, in addition to the achievement of the specified financial targets.

Performance Growth Plan (PGP)
The PGP makes conditional awards of ICI shares to Executive Directors which are linked to performance over a fixed three-year period, measured as follows:

•	for the Chief Executive and Chief Financial Officer, the number of shares earned under the PGP will depend wholly on the Total Shareholder Return (TSR) for ICI relative to the TSR of each of the companies in ICI’s Peer Group as set out below. TSR is the change in share price plus reinvested dividends;

•	for the other Executive Directors, each of whom has responsibility for the performance of one of ICI’s International Businesses, reward will be based on the performance of both ICI and their Business:

	–	50% of their award will be based on the TSR performance of the Company relative to the Peer Group; and

	–	the other 50% of their award will depend on the Economic Profit performance over three years of the Business for which the Executive Director is responsible. Economic Profit is based on profit after tax less a charge for the use of capital; and

•	in addition, the Remuneration Committee must be satisfied that the underlying profit performance of ICI is sufficient to justify the receipt of shares under the PGP, notwithstanding the relative TSR achieved.

The Peer Group for the TSR element represents key competitors of ICI’s International Businesses and companies comparable to ICI, selected on the basis of market location, size, portfolio and performance. The Peer Group is approved by the Remuneration Committee with advice from external independent advisers. It is reviewed annually and also on the occasion of a significant event impacting either ICI or one of the Peer Group companies. The Peer Group companies for the conditional awards to be made in 2006 are: Air Products and Chemicals, Akzo Nobel, BASF, Chemtura (formerly Crompton Corporation), Ciba Speciality Chemicals, Clariant, Degussa, Dow Chemical, DSM, DuPont, Givaudan, International Flavors & Fragrances, Rohm and Haas, PPG Industries, The BOC Group and Sherwin-Williams. This Peer Group remains unchanged from 2005.

The Remuneration Committee considers that there are a sufficient number of comparators to ensure that the basis for performance measurement is stable and robust.

The maximum conditional award to be made in 2006 will be 100% of base salary (200% in the case of US Directors). For the maximum awards to be paid on the TSR element, performance must be at position 3 or higher out of the 17 companies (including ICI) in the Peer Group. For achieving median TSR performance (position 9 out of 17), 40% of this maximum award will be paid. Awards are pro-rated between positions 9 and 3. No award will be paid for below median TSR performance (below position 9 out of 17).

TSR has been selected as a performance measure as it will reward any relative out-performance of ICI versus its global competitors. TSR is calculated by independent external advisers and approved by the Remuneration Committee.

Economic Profit has been selected as it is a measure of profitable growth and efficient use of capital that are significant contributors to the generation of sustainable shareholder value. The Economic Profit targets for each International Business, which are set by the Remuneration Committee, are designed to be as demanding as the TSR measure.

The shares required to make awards under the PGP are provided via a trust funded by ICI. There is, therefore, no dilution of the Company’s issued share capital as the shares are purchased in the market.

The operation of the PGP is in accordance with the terms of the Plan approved by shareholders at the AGM held on 28 April 2000.

Executive Share Option Plan (the Plan)
The Plan grants options that vest and become exercisable provided demanding performance conditions are met. For grants made under the Plan in 2004 and 2005 Earnings per Share (EPS) was used as a performance condition. For the awards to be made in 2006 the Remuneration Committee is committed to continuing to set demanding performance targets. However, setting appropriate EPS targets under the new International Financial Reporting Standards (IFRS) is significantly more complex than in previous years. This is due to the potentially greater volatility of EPS under IFRS that will be generated by the treatment of pensions related charges and other items and by the potential impact of continuing cost reduction activities.

In light of the above, the Remuneration Committee has concluded that it would be premature to set a performance condition until a greater understanding of the implications of IFRS has been fully reviewed. A range of alternatives is being examined which may result in continuing with EPS as a performance metric or in moving to a different performance condition. In either case, the condition used will be no less challenging, in the view of the Remuneration Committee, than that used for previous grants under the Plan. The targets will be announced prior to the 2006 AGM and disclosed in next year’s Remuneration Report. There will continue to be no retesting of the performance condition.

The maximum vesting of options, as a multiple of salary at grant, will continue to be three times salary (4.5 times salary for US based Executives). Options under the Plan must be held for a minimum of three years from date of grant before they can be exercised and lapse if not exercised within ten years. The shares to meet options exercised will be bought in the market or provided by a new issue of shares.

It is intended to make option grants to Executive Directors at the levels set out above, after the Remuneration Committee has finalised the performance condition to be applied.

2005 Actual remuneration

Base salaries
Salaries for Executive Directors were reviewed and increased with effect from 1 January 2005 when individual increases ranged from 3.6% to 9.4% with an average increase of 5.6% . Individual increases reflected both the performance of the individual executive and their base salary position relative to the external market. Details are shown in the Directors’ emoluments table on page 45.

Annual Incentive Plan
The bonus opportunity available to Executive Directors for 2005 for the achievement of on-target performance was 50% of base salary, with a maximum opportunity of 100% of base salary for significant over-achievement.

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2005 Actual remuneration (continued)

The targets focused on the delivery of profit, cash flow, return on capital employed (ROCE), sales and key strategic objectives, with greatest weighting on the financial measures of profit and cash flow. For those executives responsible for the performance of one of ICI’s International Businesses, the heaviest weighting was on the profit of the executive’s own business, with the other financial measures being the cash flow, ROCE and sales performance of their business. On-target performance and the ranges defining minimum and maximum payment were agreed by the Remuneration Committee and were set to be appropriately challenging for the ICI Group and for each International Business. Indicatively, the financial performance required to achieve maximum payment in 2005 on the profit measures was 15% greater than the level for on-target performance.

Bonus payments made to the executives in respect of ICI’s performance in 2005 reflected the satisfactory progress made during the year in mixed trading conditions. The on-target level of performance for the Group profit measure was achieved and the on-target performance for cash flow before acquisitions and divestments was comfortably exceeded, whilst return on capital employed was just below the on-target level. Generally the International Businesses met or exceeded targets, with cash flow generation being of particular note, achieved through good working capital control and the effective management of capital expenditure. Payments for the financial elements comprised, on average, approximately 80% of the total bonus payments made for 2005.

The key strategic objectives for 2005 focused on driving down operating costs, development and retention of executive talent and, where required, developing and executing focused improvement plans for specific business areas to ensure they meet their strategic targets. The level of performance against the individual objectives has been reviewed in detail by the Remuneration Committee which has approved the appropriate levels of payment.

The payments under the 2005 Annual Incentive Plan are shown in the Directors’ emoluments table on page 45.

Long-term Incentives
For the 2003 to 2005 performance period of the Performance Growth Plan, ICI’s share price growth and dividend yields resulted in a Total Shareholder Return that ranked ICI at Position 6 out of the 17 companies in the Peer Group. This is between Median and Upper Quartile performance, at which level the performance condition specifies that 70% of the TSR related awards made in 2003 will vest. Details of the shares released to individual Executive Directors are set out on page 46.

One Director received an award under the Economic Profit measure of the Performance Growth Plan for the 2003 to 2005 performance period and this is shown on page 46 together with details of the performance achieved.

Details of the share option plan under which options were granted in 2005 are laid out on page 43 and the performance conditions are set out on page 48. There is no retesting of the Performance Condition.

There were no options exercised by Executive Directors during 2005.

Performance graphs
(not subject to audit)

The first graph shows ICI’s five-year performance versus the Peer Group of companies for the TSR performance condition for PGP awards made in 2005.

As required by UK disclosure legislation, the second graph illustrates the performance of ICI and a “broad equity market index” over the past five years. The index shown is the FTSE 100 as ICI has been a constituent of this index throughout the five-year period.

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Directors’ emoluments
(audited)

 /font>
		Base salary		Annual incentive		Benefits and other		Compensation for loss		Total
		and fees		payments		emoluments (note 2,3)		of office		(note 4)
		(note 1)

		2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	notes	£000	£000	£000	£000	£000	£000	£ 000	£000	£000	£000

P B Ellwood	6	260	240							260	240

Dr J D G McAdam		700	640	478	609	23	19			1,201	1,268

A J Brown	1,3,5	54		–		23				77

D C M Hamill	3	406	390	263	289	134	113			803	792

C F Knott	3,5,7	381	124	199	99	89	26			669	249

W H Powell	8	414	397	179	206	19	13			612	616

T A Scott	1,5	268	375	165	340	20	24			453	739

A Baan	9	36	36							36	36

Lord Butler	9	46	46							46	46

J T Gorman	9	46	46							46	46

R N Haythornthwaite	9	46	46							46	46

Baroness Noakes	5,9	36	30							36	30

Directors in prior years	10								418		418

Total		2,693	2,370	1,284	1,543	308	195		418	4,285	4,526

(1)	Base salaries and fees for 2005, included in the table, are the same as the annual rate of base salaries or fees in payment at 31 December 2005, except in respect of Mr T A Scott who died on 12 August 2005 and Mr A J Brown whose annual base salary at 31 December 2005 was £415,000.

(2)	Benefits include company car, medical insurance and life and long-term disability insurance (where not provided within pension benefit plans) and, for UK based Directors, external advice provided to them on the new UK pension regime.

(3)	Other emoluments comprise retirement benefit allowances payable in cash to Mr A J Brown and to Mr D C M Hamill (see notes 5 and 8 to pension benefits table on page 49), a car allowance paid to Mr Brown in lieu of provision of a company car and an overseas allowance payable to Mr C F Knott.

(4)	There are no itemised disclosures included in the Total figures in connection with expense allowances paid in respect of services chargeable to UK income tax as no such payments were made to any Directors in 2005 or 2004.

(5)	Mr A J Brown was appointed an Executive Director on 14 November 2005. Baroness Noakes was appointed a Non-Executive Director on 1 March 2004 and Mr C F Knott was appointed as an Executive Director on 1 September 2004. Mr T A Scott died on 12 August 2005.All amounts reported for these individuals are in respect of the part of the year for which they were employed as Directors. This includes a pro-rated annual incentive payment to the estate of Mr Scott.

(6)	During 2005, Mr P B Ellwood elected to receive 30% of his fees in the form of ICI Ordinary Shares (2004 30%).

(7)	Mr C F Knott has service agreements with Quest in both the Netherlands and in the UK. Mr Knott’s annual base salary as at 31 December 2005 under these agreements comprised €392,000 and £112,500 respectively. The base salary disclosed is the total sterling equivalent. The Euro denominated salary is translated at the average exchange rate (2005 £1 = €1.462; 2004 £1 = €1.435).

(8)	In 2005 Mr W H Powell received a base salary of US$754,500 (2004 US$728,000). The US dollar denominated salary is translated at the average exchange rate (2005 £1 = US$1.820; 2004 £1 = US$1.832).

(9)	For 2005 the remuneration of Non–Executive Directors comprised an annual fee of £36,000 (2004 £36,000). An additional £10,000 per annum (2004 £10,000) was paid to the Chairmen of Board Committees and to Lord Butler in respect of his position as Senior Independent Director.

(10)	The compensation for loss of office figure for Directors in prior years comprises payments in 2004 to Dr B R O’Neill (£310,000) and Mr P J Drechsler (£108,000). These are as previously disclosed in the 2004 Remuneration Report. No payments were made in 2005 and no further payments are due to either former Director.

(11)	The aggregate emoluments paid or payable to Directors in respect of qualifying services, which comprises base salary and fees, annual incentive payments, benefits and other emoluments totalled £4,285,000 (2004 £4,108,000).

Remuneration report	ICI Annual Report and Accounts 2005 45

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Awards under the Performance Growth Plan
(audited)
		Date of	Share price	Ordinary Shares that would be		Maximum number of Ordinary		Performance period
		award	determining	awarded for median TSR/on		Shares that
			award (note 1)	target Economic Profit		could be awarded
				performance
				TSR	Economic Profit	TSR	Economic Profit
	notes			measure	measure	measure	measure

Dr J D G McAdam		24.02.03	2.37	63,292	n/a	142,405	n/a	01.01.03-31.12.05

		11.08.03	2.37	29,535	n/a	89,662	n/a	01.01.03-31.12.05

		12.02.04	2.21	115,837	n/a	289,592	n/a	01.01.04-31.12.06

		18.02.05	2.81	99,644	n/a	249,110	n/a	01.01.05-31.12.07

A J Brown	2	14.11.05	3.11	35,584	n/a	88,960	n/a	01.01.05-31.12.07

D C M Hamill		12.02.04	2.21	35,294	35,294	88,235	70,588	01.01.04-31.12.06

		18.02.05	2.81	28,861	28,861	72,153	57,722	01.01.05-31.12.07

C F Knott		10.05.03	2.37	29,536	29,536	73,840	59,072	01.01.03-31.12.05

		12.02.04	2.21	32,488	32,488	81,221	64,976	01.01.04-31.12.06

		18.02.05	2.81	26,583	26,583	66,459	53,167	01.01.05-31.12.07

W H Powell	3	25.02.03	2.37	85,144	85,144	208,124	170,288	01.01.03-31.12.05

	3	12.02.04	2.21	78,796	78,796	192,612	157,592	01.01.04-31.12.06

	3	18.02.05	2.81	63,908	63,908	156,224	127,820	01.01.05-31.12.07

T A Scott	4	24.02.03	2.37	59,916	n/a	149,789	n/a	01.01.03-31.12.05

	4	12.02.04	2.21	67,873	n/a	169,683	n/a	01.01.04-31.12.06

	4	18.02.05	2.81	57,152	n/a	142,882	n/a	01.01.05-31.12.07

(1)	The number of shares comprising the PGP awards is determined by the average share price of ICI Ordinary Shares for the three days preceding the date of grant. Prior to 2004 it was determined by the average share price for the month of December prior to the commencement of the performance period. In accordance with the disclosure legislation the Company is required to state the market price of its shares on the date of the award and these were as follows: 24 February 2003 £1.57, 11 August 2003 £1.63, 12 February 2004 £2.22, 18 February 2005 £2.77 and 14 November 2005 £3.15.

(2)	The award to Mr A J Brown was made on appointment, at a level of two thirds of the standard annual grant to reflect his prospective service in the performance period relating to this award.

(3)	Mr W H Powell’s awards are in the form of ADRs, but for the purpose of this table have been disclosed in terms of Ordinary Share equivalents.

(4)	Vesting of the PGP awards to the estate of Mr T A Scott, following his death on 12 August 2005, has been determined by the PGP Rules. For the award made to Mr Scott in 2003, in respect of the 2003 to 2005 performance period, the number of shares released to his estate is the 59,916 shares that would have vested at Median TSR performance. These shares were transferred to Mr Scott’s estate on 19 October 2005 on which date the share price was £2.81. The award made in 2004, in respect of the 2004 to 2007 performance period, was subject to revised rules and any shares vesting from that award will be released to the estate in 2007 to the extent that the performance condition is met, with any release being pro-rated to the period of Mr Scott’s employment in the three-year performance cycle. In accordance with Plan Rules, no shares will be released from the award made in 2005 because, as at the date of death, less than 12 months of the plan cycle had elapsed.

(5)	No variations to awards were made during 2005.

Shares vested under the Performance Growth Plan
(audited)

The following shares in respect of the performance period 1 January 2003 to 31 December 2005 vested on 13 February 2006.

		Ordinary Shares vested			Percentage of maximum number of Ordinary
					Shares that could be awarded
		Number of	Price at	Value of shares	TSR	Economic	Total
		shares	date of	at date of	measure	Profit
		vested	vesting	vesting (note 1)		measure
	notes			££000%		%	%

Dr J D G McAdam		162,446	3.51	570	70	n/a	70

C F Knott	2	51,688	3.51	181	70	0	39

W H Powell	3	199,860	3.51	702	70	31	53

(1)	For comparative purposes, the value of shares vesting in 2004 was £217,000.

(2)	Mr C F Knott also received a PGP related payment in respect of a one-off incentive arrangement linked to the trading profit of Quest over the three-year period ending 31 December 2005. This arrangement pre-dated Mr Knott’s appointment as an Executive Director and was agreed in 2003 under the terms of his appointment as Chairman and Chief Executive of Quest. This was to adjust for the difference in expected remuneration from his long-term incentive awards as a result of his transfer from National Starch to Quest. Mr Knott will receive a sterling equivalent cash payment under this arrangement of £35,555 relating to his service during this period as an Executive Director.

(3)	The award vesting to Mr W H Powell from the Economic Profit element of his 2003 to 2005 PGP award reflects the Economic Profit performance of National Starch. This was between the target and threshold level for vesting that was set at the start of the 2003 to 2005 performance cycle, on a consistent accounting basis. The PGP award to Mr Powell was made in the form of ADRs but for the purposes of this table have been disclosed in the form of Ordinary Share equivalents at the price of ICI shares on the date of vesting.

46 ICI Annual Report and Accounts 2005	Remuneration report

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Directors’ interests in share options
(audited)

Grants during 2005 were made subject to a sliding scale performance condition that determines the number of shares that could vest. The condition is set out on page 48.

There were no options exercised by Executive Directors during 2005 or 2004.

		Options		Options	Options
		outstanding at		granted	lapsed
		1 January 2005		during 2005	during				Options outstanding at 31 December 2005 (note 1)
		or date of		(note 3)	2005
		appointment
		(note 2,3)
		Number of		Number of	Number of		Number of		Exercise	Date of	Earliest date	Latest
		shares		shares	shares		shares		price	grant	from which	expiry
							(note 4,5)				exercisable	date
	notes								£		(note 6)

Dr J D G McAdam		24,545					24,545		10.077	18.05.98	18.05.01	17.05.08

	7	108,121					108,121		5.454	29.04.99	29.04.02	28.04.09

		90,416					90,416		4.242	21.02.00	21.02.03	20.02.10

		138,564					138,564		4.292	05.03.01	05.03.04	04.03.11

		149,647					149,647		2.840	13.03.02	13.03.05	12.03.12

		465,251					465,251		1.340	17.03.03	17.03.06	16.03.13

		654,761					654,761		1.680	11.08.03	11.08.06	10.08.13

		831,168					831,168		2.310	30.06.04	30.06.07	29.06.14

				747,330			747,330		2.810	18.02.05	18.02.08	17.02.15

		8,145	†				8,145	†	1.580	11.12.03	01.02.09	31.07.09

C F Knott		10,909					10,909		10.077	18.05.98	18.05.01	17.05.08

		40,825					40,825		4.333	08.03.99	08.03.02	07.03.09

		47,535					47,535		4.242	21.02.00	21.02.03	20.02.10

		138,564					138,564		4.292	05.03.01	05.03.04	04.03.11

	8	154,448					154,448		2.840	13.03.02	13.03.05	12.03.12

	8	394,288					394,288		1.340	17.03.03	17.03.06	16.03.13

		466,233					466,233		2.310	30.06.04	30.06.07	29.06.14

				398,754			398,754		2.810	18.02.05	18.02.08	17.02.15

D C M Hamill		386,138					386,138		2.020	10.12.03	10.12.06	09.12.13

		506,493					506,493		2.310	30.06.04	30.06.07	29.06.14

				432,918			432,918		2.810	18.02.05	18.02.08	17.02.15

W H Powell	5,8	39,104					39,104		8.466	04.08.97	04.08.00	03.08.07

	8	31,284					31,284		10.077	18.05.98	18.05.01	17.05.08

	8	92,380					92,380		4.482	08.03.99	08.03.02	07.03.09

	8	98,708					98,708		5.690	28.05.99	28.05.02	27.05.09

	8	192,696					192,696		4.242	21.02.00	21.02.03	20.02.10

	8	272,816					272,816		4.292	05.03.01	05.03.04	04.03.11

	8	337,452					337,452		2.840	13.03.02	13.03.05	12.03.12

	8	820,808					820,808		1.340	17.03.03	17.03.06	16.03.13

	8	778,608					778,608		2.310	30.06.04	30.06.07	29.06.14

	8			639,104			639,104		2.810	18.02.05	18.02.08	17.02.15

T A Scott	1,9	9,863					9,863		10.077	18.05.98	18.05.01	17.05.08

	1,7,9	25,311					25,311		5.454	29.04.99	29.04.02	28.04.09

	1,9	46,386					46,386		4.242	21.02.00	21.02.03	20.02.10

	1,9	116,440					116,440		4.292	05.03.01	05.03.04	04.03.11

	1,9	143,045					143,045		2.840	13.03.02	13.03.05	12.03.12

	1,9	440,438					440,438		1.340	17.03.03	17.03.06	16.03.13

	1,9	487,012					487,012		2.310	30.06.04	30.06.07	29.06.14

	1,9			428,647			428,647		2.810	18.02.05	18.02.08	17.02.15

	1,9	1,367	†		(1,367	)†			4.092	26.11.99	01.02.05	31.07.05

	1,9	532	†				532	†	3.038	08.12.00	01.02.06	31.07.06

	1,9	4,694	†				4,694	†	1.580	11.12.03	01.02.09	31.07.09

†	Grants awarded under a UK all-employee Sharesave Scheme in which UK Executive Directors could participate. No performance conditions are attached to options granted under this scheme as it is an all-employee share option scheme.
(1)	Share options outstanding at the year end for Mr T A Scott are stated as at his date of death on 12 August 2005.

(2)	No variations were made to Directors’ options or the terms and conditions of any Directors’ options during the year 2005 or the period ended 13 February 2006.

Remuneration report	ICI Annual Report and Accounts 2005 47

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Directors’ interests in share options (continued)
(audited)

(3)	No amount was paid for the award of any options.

(4)	Grants under the Executive Share Option Plan in 2004 and 2005 were made subject to the following sliding scale performance conditions:

Percentage of shares	Earnings per share in 2006	Earnings per share in 2007
vesting	(for grants made in 2004)	(for grants made in 2005)

nil	less than 25.0p	less than 27.1p
33.3%	25.0p	27.1p
100%	30.7p	31.1p
There is no retesting of the condition after the three-year performance period. The percentage of shares vesting will be pro-rated, on a straight-line basis, between points on the above scales. The EPS figures in the table above are shown under UK GAAP. The testing of the conditions will need to take account of the differences between UK GAAP, at the time the grants were made and the new International Accounting Standards under which EPS will be reported in the Group’s accounts at that time. The Remuneration Committee will ensure this testing is on an equitable basis.

(5)	Grants made under the share option scheme prior to 2004 were made subject to an EPS performance condition which require that over a three-year period in the life of the option the growth in ICI’s EPS (excluding amortisation of goodwill and exceptional items) must be equal to, or greater than, the increase in the UK Retail Prices Index plus 3% per annum. Options granted in 2000, 2001, 2002 and 2003 have failed to meet their performance condition to date. The performance conditions relating to these options will be retested in 2007. The grant to Mr W H Powell in 1997 is an exception as it was made before he was appointed a Director and is not subject to a performance condition, in accordance with ICI’s practice in the USA at that time. The plan under which options were granted prior to 2004 has passed its 10-year approval period. The last grant under this plan was made in December 2003 and no further grants can be made. The shares to fulfil options granted under this plan do not dilute ICI’s issued share capital as they are bought in the market.

(6)	The earliest date from which an option is exercisable is subject to any outstanding performance condition being met.

(7)	In accordance with the Listing Rules of the Financial Services Authority, the annual grant of share options made on 29 April 1999 to Executive Directors involved with the then proposed disposal of businesses to Huntsman ICI Holdings LLC was delayed. As a result of this delay, those participants were granted fewer options at a higher exercise price than would have been the case had the grants been made to them at the same time as they were made to all other participants at an exercise price of £4.33. The Remuneration Committee decided that those individuals so affected should receive the same gross gain at the time they exercise their options as if the grant had not been delayed.

(8)	Awards made under the US Stock Appreciation Rights plan and denominated in ADRs have been disclosed in terms of Ordinary Share option equivalents at the price of the ICI shares at the date of grant. Any gain on exercise of these awards is delivered in the form of ADRs.

(9)	Under the Plan Rules for death in service that govern awards made to Mr T A Scott prior to 2004, the performance condition is waived and the options become exercisable in full by his estate. For the option grant made in 2004 there is no automatic vesting of the full award. The Remuneration Committee took due account of the Group’s progress towards the performance condition for that award and determined that 50% of the 2004 award should become exercisable by his estate. In accordance with the Plan Rules the 2005 option grant lapsed because as at the date of death less than 12 months of the plan cycle had been completed. During 2005 Mr Scott’s estate has subsequently exercised options over a total of 826,989 shares at a weighted average option price of £1.89 with a weighted average share price on exercise of £2.86.

(10)	The market price of the shares at 31 December 2005 was £3.32 and the range during 2005 was £2.31 to £3.36. The Register of Directors’ Interests (which is open to inspection by shareholders) contains full details of Directors’ shareholdings and options to subscribe for shares.

(11)	There are limits on the number of newly issued shares that can be used to satisfy awards under the Group’s employee share schemes in any 10-year period. The limits (which are in accordance with investor guidelines) and the Group’s current position against those limits are set out below.

Limit	Current Position

5% of Group’s share capital can be	0.6% used
used for discretionary share schemes

10% of Group’s share capital can be	1.2% used
used for all share schemes

The total number of shares committed under all ICI share option schemes during the two years to 31 December 2005 is set out in note 7 relating to the Group accounts on page 75. Between 1994 and 2003 all discretionary share schemes have operated using shares purchased in the market by an employee benefit trust. Details of shares held in this trust are in note 26 relating to the Group accounts on page 99.

48 ICI Annual Report and Accounts 2005	Remuneration report

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Retirement benefits
Details of the accrued pension to which each Director is entitled on leaving employment, and the transfer value of those accrued pensions are shown in the table below. A transfer value is the present value lump sum equivalent of the accrued pension and is calculated in accordance with the Guidance Note published by the Institute and Faculty of Actuaries (GN 11).

Directors’ pension benefits
(audited)

			Defined benefit pension plans				Defined contribution
							pension plans

		Additional	Accrued	Transfer value	Transfer value	Increase in	Contributions	Contributions
		pension	pension at	of accrued	of accrued	transfer value	2005	2004
		accrued	31 December	pension at	pension at	of accrued
		in 2005	2005	1 January	31 December	pension during
		(note 1)	(note 2)	2005	2005	the year
						(note 3)
	notes	£000 p.a.	£000 p.a.	£000	£000	£000	£000	£000

Dr J D G McAdam	4	59	521	7,369	9,257	1,847	–	–

D C M Hamill	5	n/a	n/a	n/a	n/a	n/a	26	25

C F Knott	4	17	199	2,008	2,414	385	–	–

W H Powell	6	47	339	3,975	4,712	736	39	19

T A Scott	7	12	170	1,239	1,416	161	–	–

(1)	The additional annual pension accrued during the year (or since appointment as an Executive Director), payable at normal retirement age.

(2)	The accrued annual pension at the end of the year, payable at normal retirement age.

(3)	The transfer value calculations take into account the combined effect of notional interest and the individual’s age which will typically increase transfer values by 8%-9% year on year. Additional factors that impact the transfer values (which are net of contributions by Directors) over the year are changes in pensionable pay and the service of each Director, as well as changes in actuarial assumptions, particularly for equity and bond returns. The increases in transfer values are in accordance with the rules of the relevant pension fund.

(4)	Dr J D G McAdam, and Mr C F Knott participate in the ICI Specialty Chemicals Pension Fund. Pensionable salary under this plan includes annual bonus, subject to a maximum of 20% of base salary for Dr McAdam and 15% of base salary for Mr Knott. The pensionable element of bonus is particular to these two Executive Directors and reflects their terms of employment and continuous pensionable service prior to their transfer from Unilever to ICI in 1997, on the acquisition of certain specialty chemicals businesses. This pensionable bonus element entitlement has been frozen since the time of transfer and has not been increased in line with promotion or increases in ICI’s bonus levels.

(5)	Mr D C M Hamill participates in the ICI UK Retirement Plan, a defined contribution plan, in respect of base salary up to the Inland Revenue earnings cap (currently £105,600 for 2005/6). He also receives a retirement benefit allowance, payable in cash and subject to income tax, in respect of base salary above this cap. This allowance is reported in the Directors’ emoluments table on page 45 and for the 2005 period totalled £90,240 (2004 £86,625).

(6)	Mr W H Powell participates in the National Starch and Chemical Company Pension Plan for Salaried Employees and the SupplementaryRetirement and Savings Plan of National Starch and Chemical Company. Under these Plans, pension is based on average pay, including annual bonus, during the previous five years, during which time Mr Powell was promoted to Chairman and Chief Executive Officer of National Starch and Chemical Company. He also participates in two defined contribution plans, for which the employer’s contributions are set out above. Mr Powell’s figures reflect not only the change in value of benefits but also movements in exchange rates used for the translation to sterling. The actual additional pension accrued in the year was US$20,636 and the actual transfer value increased over the year by US$447,868. When translated into sterling, the resulting additional pension accrued was £46,941, comprising £11,338 translating the US Dollar additional pension into sterling and a £35,603 exchange gain translating the closing accrual at a spot rate of £1 = US$1.7234 (2004 £1 = US$1.92975). Similarly, the sterling increase in transfer value of accrued pension was £735,896, comprising £246,081 translating the US Dollar movement into sterling and £489,815 exchange gain translating the accrual at the differing spot rates at end 2004 and 2005.

(7)	Prior to his death on 12 August 2005, Mr T A Scott participated in the ICI Specialty Chemicals Pension Fund. His pensionable salary included annual bonus subject to a maximum of 15% of base salary. Further detail of the pensionable element of bonus payments are set out in note 4 above. The ICI Specialty Chemicals Pension Fund has made the standard benefit provision to his dependants in respect of his category of membership. This comprises a lump sum death in service payment and ongoing payments in respect of a spouse’s and children’s pension. The disclosures in the table of Directors’ pension benefits for Mr Scott are subject to the following further notes. The additional pension in 2005 for Mr Scott is that accrued between 1 January 2005 and Mr Scott’s date of death on 12 August 2005. The accrued annual pension is at Mr Scott’s date of death. The transfer value for Mr Scott is in respect of his accrued pension at 12 August 2005 but allows for current market conditions. This amount has been updated at the year end to take account of market conditions at that time. The increase in transfer value during the year reflects any changes in Mr Scott’s pensionable pay and the service prior to his death.

(8)	Mr A J Brown participates in the ICI UK Retirement Plan only in respect of life insurance benefits for base salary up to the Inland Revenue earnings cap (currently £105,600 for 2005/6). No pension contributions are paid on his behalf. Instead he receives a retirement benefit allowance, payable in cash and subject to income tax, in respect of full base salary. This allowance is reported in the Directors’ emoluments table on page 45 and for the period from date of appointment on 14 November 2005 to 31 December 2005 totalled £15,374.

(9)	The Listing Rules of the Financial Services Authority require disclosure above and beyond that set out in the Companies Act. Specifically the following disclosures for defined benefit plans which are calculated on an alternative basis to those disclosed in the table above. Additional annual pension accrued in 2005 (net of inflation): Dr J D G McAdam £46,435; Mr C F Knott £11,780; Mr W H Powell £46,940; Mr T A Scott £7,460. Transfer values at 31 December 2005 of the increase in accrued pension (net of inflation and contributions by the Director): Dr McAdam £786,200; Mr Knott £122,100; Mr Powell £735,900. For Mr Scott the figure in respect of his accrued pension to his date of death on 12 August 2005 is £46,400.

Remuneration report	ICI Annual Report and Accounts 2005 49

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Directors' pension benefits (continued)
(audited)

UK Inland Revenue pensions simplification tax regime
The Remuneration Committee has agreed ICI’s approach in response to the UK pensions simplification legislation, which will become effective on 6 April 2006, for those Executive Directors who are members of UK pension plans. Such Executive Directors will be given the option of either:

•	maintaining the existing pension arrangement, in which case the executive would take personal responsibility for any additional taxation arising, or

•	ceasing to accrue pension benefits in respect of future service and instead receiving a cash retirement benefit allowance, subject to income taxation. Past service benefits would remain linked to future salary increases.

This cash alternative is in line with ICI’s defined contribution benefits policy and the level of retirement benefit allowance payable will be in line with existing Company contribution rates to the ICI UK defined contribution plan. These arrangements will not increase the cost to the Group of pension provision.

Directors’ interests in shares
(audited)
	notes	1 January	31 December
		2005	2005
		or date of
ICI Ordinary Shares		appointment

Directors at 31 December 2005

P B Ellwood		25,241	41,104

Dr J D G McAdam	1,2	131,156	173,054

A J Brown	1,2	1,305	1,305

D C M Hamill	1,2	–	3,000

C F Knott	1,2	80,721	80,721

W H Powell	1,2,3	89,984	111,696

A Baan		14,000	18,000

Lord Butler		1,636	1,636

J T Gorman	4	14,624	14,624

R N Haythornthwaite		12,791	12,791

Baroness Noakes		13,600	13,600

Consistent with the policy on personal shareholding, no Executive Directors have disposed of shares acquired via Company share-based plans except to meet consequent income tax liabilities.

All shares held by Directors are held beneficially.

(1)	In addition to the interests in the table above, on 13 February 2006 Dr J D G McAdam, Mr C F Knott, and Mr W H Powell became entitled to shares awarded to them under the Performance Growth Plan, as detailed in the table of “Shares vested” on page 46. Dr J D G McAdam, Mr A J Brown, Mr D C M Hamill, Mr C F Knott, and Mr W H Powell have conditional interests in PGP awards made in 2004 and/or 2005, as set out on page 46.

(2)	Dr J D G McAdam, Mr A J Brown, Mr D C M Hamill, Mr C F Knott and Mr W H Powell are potential beneficiaries of the Company’s employee benefit trust, which is used to satisfy awards under the senior staff share plans, and are therefore treated as interested in the 4.3m (2004 7.8m) shares, including ADRs expressed as Ordinary Share equivalents, held by the trustee at 31 December 2005. Their interests at 13 February 2006 were 2.8m shares.

(3)	Mr W H Powell’s interest in shares at 1 January 2005 comprised 16 Ordinary Shares and 22,492 ADRs (representing 89,968 Ordinary Shares) and at 31 December 2005 comprised 16 Ordinary Shares and 27,920 ADRs (representing 111,680 Ordinary Shares).

(4)	Mr J T Gorman’s interest in shares at 1 January 2005 and at 31 December 2005 comprised 3,656 ADRs (representing 14,624 Ordinary Shares).

During the period 1 January 2006 to 13 February 2006 there were no changes in the interests of Directors in shares other than as set out above in respect of the vesting of PGP shares and the employee benefit trust.

50 ICI Annual Report and Accounts 2005	Remuneration report

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Remuneration policy for Chairman and
Non-Executive Directors
(not subject to audit)

The remuneration policy for the Chairman is determined by the Remuneration Committee.

The remuneration policy for Non-Executive Directors (NEDs) is determined by the Board, within the limits set out in the Articles of Association. Remuneration comprises an annual fee for acting as a NED of the Company and an additional fee for acting as the Chairman of a Board Committee or as the Senior Independent Director.

The Chairman and NEDs are not eligible to participate in incentive plans.

ICI operates a scheme which enables the Chairman and NEDs to receive payment of part of their fees in the form of ICI Ordinary Shares.

Remuneration Committee
Role and membership
The Remuneration Committee determines, on behalf of the Board, the Company’s policy on the remuneration of the Chairman, Executive Directors and the most senior management of the Company. The Committee determines the total remuneration packages for these individuals including any compensation on termination of office.

The Committee is comprised exclusively of the independent NEDs of the Company. The members of the Remuneration Committee during 2005 were:

Mr R N Haythornthwaite (Chairman)
Mr A Baan
Lord Butler
Mr J T Gorman
Baroness Noakes

The Committee members have no personal financial interest, other than as shareholders, in the matters to be decided.

The constitution and operation of the Committee complies with The Combined Code.

The terms of reference of the Committee are available on ICI’s corporate website (www.ici.com) or, on request, from the Company Secretariat at the Registered Office.

Advisers
To ensure that ICI’s remuneration practices are market competitive, the Remuneration Committee has access to detailed external research on market data and trends from independent and experienced international consultants. Since 1 January 2005, the Committee has received material advice from Towers Perrin, New Bridge Street Consultants and Kepler Associates. These advisers have been appointed by the Remuneration Committee. The terms of engagement are available on ICI’s corporate website (www.ici.com) or, on request, from the Company Secretariat at the Registered Office. In relation to their services provided to the Group, Towers Perrin also provides actuarial services in respect of the Group’s pension plan in the Netherlands and all three consultants provide certain employee benefit services and/or remuneration advice to the Group below Board level.

The Chairman, Chief Executive, Executive Vice President Human Resources and Vice President Performance & Reward are normally invited to attend meetings to respond to specific questions raised by the Committee. This specifically excludes any matter concerning the detail of their own personal remuneration. The Company Secretary acts as Secretary to the Committee.

Directors’ service agreements and letters of engagement
(not subject to audit)

Executive Directors
It is the Remuneration Committee’s policy that Executive Directors are employed on contracts subject to no more than 12 months’ notice, in accordance with current corporate governance best practice. The Remuneration Committee strongly endorses the principle of mitigation of damages on early termination of a service agreement.

The dates of current Executive Directors’ service agreements, the dates on which their appointments took effect and the current expiry dates of their agreements are as follows:
Executive Directors	Date of service agreement	Effective date	Expiry date

Dr J D G McAdam	14.10.03	09.04.03	Terminable on 12 months’ notice

A J Brown	02.11.05	14.11.05	Terminable on 12 months’ notice

D C M Hamill	28.10.03	08.12.03	Terminable on 12 months’ notice

C F Knott	02.09.04	01.09.04	Terminable on 12 months’ notice (note 1)

W H Powell	17.02.00	02.02.00	Terminable on 12 months’ notice (note 2)

(1)	As set out in note 11 to the table of Directors’ Emoluments, Mr C F Knott has two Service Agreements, both dated as set out above. Mr Knott’s appointment as an Executive Director of the Company is non-remunerative and is covered by a separate letter of appointment. Mr Knott’s employment is terminable on 12 months’ notice from the Company. To comply with statutory employment legislation in the Netherlands, Mr Knott is required to give six months’ notice of termination of employment to the Company. An ICI subsidiary company in the Netherlands has agreed to provide Mr Knott with certain protection against any future loss on disposal of the house he has purchased as his residence in the Netherlands. In the event that he ceases employment in the Netherlands with an ICI Group company, other than by resignation or for a reason relating to his conduct, during a period of 10 years from 31 August 2003 and in the event the house is sold at a price less than the original purchase price, the ICI subsidiary will reimburse him for 75% of the difference between the sale price and the original purchase price. The exact amount of the benefit to him as a result of this arrangement will not be known until the house is sold, but at the current valuation of the property no reimbursement would require to be made.

Remuneration report	ICI Annual Report and Accounts 2005 51

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Directors’ service agreements and letters of engagement (continued)
(not subject to audit)

Executive Directors (continued)

(2)	Mr W H Powell’s appointment as an Executive Director of the Company, which is non-remunerative, is terminable by either party giving not less than 12 months’ notice in writing. Mr Powell is separately employed by National Starch and Chemical Company as Chairman and Chief Executive and this employment is terminable on 12 months’ notice. These two notice periods may run concurrently.

There are no express provisions for compensation payable upon early termination of an Executive Director’s contract other than as detailed above.

Mr T A Scott, who died on 12 August 2005, had a service agreement dated 11 May 2001 with an effective date of 23 May 2001.

External directorships
Executive Directors are encouraged to take one external Non-Executive directorship. In order to avoid any conflict of interest all appointments are subject to the approval of the Remuneration Committee and the Board. Directors retain payments received in respect of these appointments.

Dr J D G McAdam received fees as a Non-Executive Director of Severn Trent Plc for the period to 1 September 2005, of £24,000. Dr McAdam also received fees during 2005 as a Non-Executive Director of J Sainsbury plc from the date of his appointment on 1 September 2005 to 31 December 2005 of £18,404. For the period 21 January 2005 to 7 December 2005 Mr D C Hamill received fees as a Non-Executive Director of BPB plc of £30,374. Mr W H Powell received fees as a Non-Executive Director of Granite Construction Incorporated of US$ 65,975.

Chairman and Non-Executive Directors
The dates of the Chairman’s and current NEDs letters of engagement, the date on which their appointment took effect and the current expiry dates are as follows:

Chairman	Date of letter	Effective date	Expiry date
and Non-Executive Directors	of engagement

P B Ellwood	15.12.03	01.01.04	Terminable on 12 months’ notice

A Baan	24.07.01	25.06.01	(note 1)

Lord Butler	12.06.98	01.07.98	(note 1)

J T Gorman	25.10.00	20.09.00	(note 1)

R N Haythornthwaite	22.02.01	20.02.01	(note 1)

Baroness Noakes	06.02.04	01.03.04	(note 1)

(1)	Subject to satisfactory performance, NEDs are normally expected to serve two three-year terms commencing with the first Annual General Meeting after the date of their appointment. However, there may be circumstances where NEDs are invited to remain on the Board after the expiry of their second three-year term for a further period of up to three years. Any such invitation will be subject to the Director in question standing for annual re-election by shareholders. NEDs have no right to compensation on the early termination of their appointment.

On behalf of the Board

R N Haythornthwaite
Chairman of the Remuneration Committee

16 February 2006

52 ICI Annual Report and Accounts 2005	Remuneration report

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Directors’ responsibilities

Statement of Directors’ responsibilities in respect of the Annual Report and Accounts
The Directors are responsible for preparing the Annual Report and the Group and parent company accounts, in accordance with applicable law and regulations.

Company law requires the Directors to prepare Group and parent company accounts for each financial year. Under that law the Directors are required to prepare the Group accounts in accordance with IFRS as adopted by the European Union (EU) and have elected to prepare the parent company accounts in accordance with UK Accounting Standards.

The Group accounts are required by law and IFRS as adopted by the EU to present fairly the financial position and performance of the Group; the Companies Act 1985 provides in relation to such accounts that references in the relevant part of that Act to accounts giving a true and fair view are references to their achieving a fair presentation.

The parent company accounts are required by law to give a true and fair view of the state of affairs of the parent company.

In preparing each of the Group and parent company accounts, the Directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are reasonable and prudent;

•	for the Group accounts, state whether they have been prepared in accordance with IFRS as adopted by the EU;

•	for the parent company accounts, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent company accounts; and

•	prepare the accounts on the going concern basis unless it is inappropriate to presume that the Group and the parent company will continue in business.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its accounts comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the Directors are also responsible for preparing a Directors’ Report, Directors’ Remuneration Report and Corporate Governance Statement that comply with that law and those regulations.

A copy of the accounts of the Company is posted on ICI’s corporate website (www.ici.com). The Directors are responsible for the maintenance and integrity of the corporate and financial information included on ICI’s corporate website. Information published on the Internet is accessible in many countries with different legal requirements. Legislation in the UK governing the preparation and dissemination of accounts may differ from legislation in other jurisdictions.

Directors’ responsibilities	ICI Annual Report and Accounts 2005 53

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Independent auditor’s report to the Members
of Imperial Chemical Industries PLC

We have audited the Group accounts of Imperial Chemical Industries PLC for the year ended 31 December 2005 which comprise the Group Income Statement, the Group Balance Sheet, the Group Cash Flow Statement, the Group Statement of Recognised Income and Expense and the related notes. These Group accounts have been prepared under the accounting policies set out therein.

We have reported separately on the parent company accounts of Imperial Chemical Industries PLC for the year ended 31 December 2005 and on the information in the Directors’ Remuneration Report that is described as having been audited.

This report is made solely to the Company’s members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an Auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors
The Directors’ responsibilities for preparing the Annual Report and the Group accounts in accordance with applicable law and International Financial Reporting Standards (“IFRS”) as adopted by the EU are set out in the Statement of Directors’ Responsibilities on page 53.

Our responsibility is to audit the Group accounts in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group accounts give a true and fair view and whether the Group accounts have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you if, in our opinion, the Directors’ Report is not consistent with the Group accounts, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors’ remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company’s compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited Group accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group accounts. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group accounts. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the Group accounts, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group accounts.

Opinion
In our opinion:

•	the Group accounts give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the Group’s affairs as at 31 December 2005 and of its profit for the year then ended; and

•	the Group accounts have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London

16 February 2006

54 ICI Annual Report and Accounts 2005	Independent auditor’s report

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Contents to the accounts

Group accounts			Company accounts

Group accounting policies		56	Company accounting policies		133

Group income statement		60	Company balance sheet		135

Statement of Group recognised income and expense		60	Notes relating to the Company accounts

Group balance sheet		61	(i)	Basis of presentation	136
			(ii)	Tangible assets	137
Group cash flow statement		62	(iii)	Investments in subsidiary undertakings	137
			(iv)	Investments in participating and other interests	138
Notes relating to the Group accounts			(v)	Stocks	138
1	Basis of presentation of financial information	63	(vi)	Debtors	138
2	Directors’ and Officers’ remuneration and interests	64	(vii)	Other creditors	139
3	Special items before tax	65	(viii)	Loans	139
4	Segment information	66	(ix)	Provisions for liabilities and charges	140
5	Employee numbers and costs	71	(x)	Deferred tax	140
6	Operating profit	72	(xi)	Called-up share capital	140
7	Share-based payments	73	(xii)	Share capital and reserves	141
8	Share of profits less losses of associates	76	(xiii)	Commitments and contingencies	141
9	Net finance expense	76	(xiv)	Post-retirement benefits	141
10	Income tax expense	77	(xv)	Staff numbers and costs	142
11	Earnings (loss) per £1 Ordinary Share	79	(xvi)	Directors’ remuneration	142
12	Intangible assets	80	(xvii)	Share-based payments	142
13	Property, plant and equipment	81
14	Investments in associates	83
15	Financial assets	84
16	Deferred taxation assets and liabilities	85
17	Inventories	86
18	Trade and other receivables	86
19	Cash and cash equivalents	86
20	Trade and other payables	87
21	Current tax liability	87
22	Financial liabilities	87
23	Provisions for liabilities and charges	90
24	Disposal and legacy, and restructuring provisions	91
25	Post-retirement benefits	92
26	Reconciliation of changes in equity	98
27	Dividends	99
28	Analysis of net debt	100
29	Acquisitions and disposals	100
30	Financial instruments	102
31	Leases	110
32	Commitments and contingent liabilities	111
33	Related party transactions	112
34	Interest in joint ventures	113
35	Comparative data restated in accordance with IFRS	114
36	Differences between IFRS and US accounting principles	121
37	Critical accounting policies, judgements and estimates	130

Principal subsidiary undertakings		131

			ICI Annual Report and Accounts 2005 55

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Group accounting policies

As used in the financial statements and related notes, the term ‘Company’ refers to Imperial Chemical Industries PLC; the terms ‘ICI’ and ‘Group’ refer to the Company, its consolidated subsidiaries and its proportionally consolidated joint ventures but not to its associates.

The financial statements are prepared in accordance with International Financial Reporting Standards and its interpretations, as adopted by the European Union (“adopted IFRS”) and those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The adoption of full IFRS by the European Union would not result in any significant changes to these financial statements. The following paragraphs describe the main accounting policies. Note 36 describes the significant differences between IFRS and US Generally Accepted Accounting Principles (“US GAAP”) and presents a reconciliation of net income and shareholders’ equity from IFRS to US GAAP as a result of each difference.

Basis of consolidation
The Group accounts include the accounts of the parent undertaking, subsidiaries, joint ventures and associates. The results of businesses acquired during the year are included from the effective date of acquisition. The results of businesses disposed of during the year are included up to the date of relinquishing control. A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operation, or is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operation, and which has been sold, permanently terminated or classified as held for sale at the period end. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified held for sale if earlier. Prior years analyses are restated to reflect that business as discontinued.

Associates
Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group’s share of the total recognised income and expense of associates on an equity accounted basis, from the date that significant influence commences until that date that significant influence ceases. When the Group’s share of losses exceeds its interest in an associate, the Group’s carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an associate.

Joint ventures
Joint ventures are those undertakings over which the Group has joint control, established by contractual agreement. The consolidated financial statements include the Group’s proportionate share of the entities’ assets, liabilities, revenue and expenses with items of a similar nature on a line by line basis, from the date that joint control commences until the date that joint control ceases.

Revenue
Revenue represents the fair value of consideration received or receivable for goods supplied and services rendered to customers, excluding intergroup income and after deducting sales allowances, rebates and value added taxes. Revenue from the sale of goods is recognised when the significant risks and rewards of ownership of the goods have been transferred to the customer, the revenue and costs incurred in respect of the transaction can be measured reliably and collectability is reasonably assured.

Revenue includes the Group share of the revenue of joint ventures, net of the Group share of any sales to the joint ventures already included in the Group figures, but does not include the Group’s share of the revenue of associates.

Operating leases
The cost of operating leases is charged on the straight-line basis over the period of the lease.

Depreciation and amortisation
The Group’s policy is to write off the book value of property, plant and equipment, excluding land, and intangible assets other than goodwill to their residual value evenly over their estimated remaining life. Residual values are reviewed on an annual basis. Reviews are made annually of the estimated remaining lives of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear. Under this policy, the total lives approximate to 32 years for buildings, 14 years for plant and equipment and 3 to 5 years for computer software. Depreciation of assets qualifying for grants is calculated on their full cost. No depreciation has been provided on land. Impairment reviews are performed where there is an indication of potential impairment. If the carrying value of an asset exceeds the higher of the discounted estimated future cash flows from the asset and net realisable value of the asset, the resulting impairment is charged to the income statement.

Foreign currencies
Income statements of foreign operations are translated into sterling at average rates for the relevant accounting periods where it is a good approximation of the actual rate. Assets and liabilities are translated at exchange rates ruling at the date of the Group balance sheet. Exchange differences on short-term foreign currency borrowings and deposits are included within net finance expense.

Exchange differences on all other balances, except foreign currency loans accounted for as net investment hedges, are taken to the income statement. In the Group accounts, exchange differences arising on consolidation of the net investments in overseas subsidiary undertakings and associates together with those on foreign currency loans accounted for as net investment hedges, are taken to equity.

An intergroup monetary item for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the Group’s net investment in the foreign operation. Exchange differences arising on a monetary item that forms part of the Group’s net investment in a foreign operation is recognised in a separate component of equity and is recognised in profit and loss on disposal of the net investment.

One of the requirements of IAS 21 The Effects of Changes in Foreign Exchange Rates is that on disposal of an operation, the cumulative amount of exchange differences previously recognised directly in equity for that foreign operation are to be transferred to the income statement as part of the profit or loss on disposal. The Group has adopted the exemption allowing these cumulative translation differences to be reset to zero at the transition date to IFRS.

Taxation
Income tax on the profit or loss for the period comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for tax on any temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes using tax rates enacted or substantially enacted at the balance sheet date.

No deferred tax is provided on temporary differences arising on investments in subsidiaries where the Group is able to control the timing of the reversal and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets are recognised for deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilised.

56 ICI Annual Report and Accounts 2005	Accounts

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Special items
Special items are those items of financial performance that should be separately disclosed to assist in the understanding of the financial performance achieved by the Group and in making projections of future results, as explained in IAS 1 Presentation of Financial Statements. Special items include items relating to both continuing and discontinued businesses.

Business combinations and goodwill
On the acquisition of a business, fair values are attributed to the net assets acquired. The Group has chosen not to restate business combinations prior to the transition date on an IFRS basis. Goodwill arises where the fair value of the consideration given for a business exceeds the fair value of such net assets. Goodwill arising on acquisitions is capitalised and reviewed for impairment at least annually. Any impairment is recognised immediately in the income statement and is not subsequently reversed. On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of goodwill is included in the determination of profit or loss on disposal. Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amount, subject to being tested for impairment at that date. Goodwill taken to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

Non-current assets and disposal groups held for sale
IFRS 5 Non-current Assets Held for Sale and Discontinued Operations was effective for annual periods beginning on or after 1 January 2005. The standard sets out the requirements for the classification, measurement and presentation of non-current assets held for sale and replaces IAS 35 Discontinued Operations. The Group has applied IFRS 5 prospectively from 1 January 2005.

Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held for sale when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Property, plant and equipment
Items of property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses (see accounting policy on depreciation). The Group has not adopted the exemption to restate items of property, plant and equipment to fair value at the transition date. Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Intangible assets other than goodwill
Research and development
Research expenditure is charged to income in the year in which it is incurred.

Development expenditure is charged to income in the year in which it is incurred unless it meets the recognition criteria of IAS 38 Intangible Assets. Regulatory and other uncertainties generally mean that such criteria are not met. Intangible assets, if capitalised, are amortised on a straight-line basis over the period of the expected benefit.

Other intangible assets
Other intangible assets that are acquired by the Group, principally computer software, are stated at cost less accumulated amortisation and impairment losses (see accounting policy on amortisation). Expenditure on internally generated brands is recognised in the income statement as an expense when incurred. Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

Valuation of inventories
Finished goods, raw materials and other inventories are stated at the lower of cost and net realisable value; the first in, first out or an average cost method of valuation is used consistently across inventory classes of a similar nature. In determining cost for inventory valuation purposes, depreciation is included but selling expenses and certain overhead expenses are excluded.

Environmental liabilities
The Group is exposed to environmental liabilities relating primarily to its past operations, principally in respect of soil and groundwater remediation costs. Provisions for these costs are made when expenditure on remedial work is probable and the cost can be estimated within a reasonable range of possible outcomes.

Disposal provisions
The Group is exposed to certain liabilities when businesses are divested and disposal provisions are created as part of the gain or loss on disposal calculation. Typical costs include post-retirement benefit liabilities, environmental costs, transaction costs and separation costs. Provisions are only established when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that a transfer of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The Group reviews its disposal provisions regularly to determine whether they accurately reflect the present obligations of the Group based on the latest available facts.

Contingent liabilities
Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence of one or more uncertain future events not wholly within the Group’s control or are present obligations arising from past events that are not recognised as it is not probable that a transfer of economic benefits will occur or the amount cannot be measured with sufficient certainty. The Group reviews its obligations regularly and provides disclosures of its contingent liabilities in note 32 relating to the Group accounts.

Employee benefits
The Group accounts for pensions and similar benefits (principally healthcare) under IAS 19 (revised) Employee Benefits. The Group’s net obligation in respect of defined benefit plans is calculated by independent, qualified actuaries and updated at least annually. Additional updates are performed when one-time events or market fluctuations, which do not include regular, ongoing changes in actuarial assumptions, indicate that the benefit obligation and pension assets differ significantly from the most recent valuation. These events could occur as the result of a change in benefits, a redundancy exercise or a disposal. Material settlements or curtailments are examples of the one-time events that would trigger such an update. Obligations are measured at discounted present value whilst plan assets are recorded at fair value. The operating and financing costs of such plans are recognised separately in the income statement; service costs are spread systematically over the lives of employees and financing costs are recognised in the periods in which they arise. Actuarial gains and losses are recognised in full in the period in which they occur and presented in the statement of recognised income and expense. Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due. All cumulative actuarial gains and losses have been recognised in equity at the transition date.

Employee Share Ownership Plan (ESOP)
The financial statements of the Group include the asset and related liabilities of the Imperial Chemical Industries PLC Employee Benefits Trust and Impkemix Trustees Limited, a subsidiary company of the Group, which acts as trustee for the Group’s employee share ownership plan. The cost of shares held by the ESOP are deducted from equity.

Accounts	ICI Annual Report and Accounts 2005 57

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Group accounting policies

Share-based payments
The Group has applied the requirements of IFRS 2 Share-based Payment and has elected not to adopt the exemption to apply IFRS 2 only to awards made after 7 November 2002. Instead a full retrospective approach has been followed on all grants not fully vested at the date of transition to maintain consistency across reporting periods. The fair value of these grants in prior periods has been disclosed previously as part of the ongoing US GAAP disclosure requirements.

The Group issues equity settled share-based payments to certain employees. Equity settled share-based payments are measured at fair value at grant date. Fair value is measured using the Black-Scholes model, taking into account the terms and conditions upon which the instruments were granted, excluding the impact of any non-market vesting conditions.

The total amount to be expensed over the vesting period is determined by reference to the fair value of the equity instruments granted and the number of equity instruments which eventually vest. At each balance sheet date, the Group revises its estimates of the number of equity instruments that are expected to vest. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity.

Financial assets
Investments and current asset investments are classified as held-to-maturity financial assets and other loan investments are classified as loans and receivables in accordance with IAS 39 Financial Instruments: Recognition and Measurement. Both these classes of financial assets are recognised at amortised cost using the effective interest method.

Financial derivatives
As described further in note 1, financial instruments in the 2004 comparative information are reported in accordance with UK GAAP, whereas they are accounted for in accordance with IFRS in the 2005 results. The accounting policies for financial instruments in accordance with both IFRS and UK GAAP are detailed below.

Financial derivatives – IFRS (2005)
Hedge accounting
The Group uses various derivative financial instruments to manage exposure to foreign exchange risks. These include currency swaps and forward currency contracts. The Group also uses interest rate swaps to manage interest rate exposures. The Group does not use derivative financial instruments for speculative purposes.

The accounting for the Group’s various hedging activities is detailed below:

Transaction exposure hedging
Forward currency contracts hedging transaction exposures are fair valued through the income statement.

Forecast cash flow hedging
Derivatives used to hedge the currency risks associated with forecast cash flows are fair valued through the income statement. Where these derivatives form part of designated, effective cash flow hedges, the portion of the gain or loss that is determined to be an effective hedge under IAS 39 Financial Instruments: Recognition and Measurement is recognised directly in equity. Amounts that have been recognised directly in equity are recognised in the income statement in the same period or periods during which the hedged forecast transaction impacts the income statement.

For effective hedges that include a purchase of a forecast non-monetary item, the gain or loss on the derivative, at the end of the hedge relationship, is capitalised into the carrying value of that non-monetary item.

Interest rate hedging
Interest rate derivatives are fair valued through the income statement. Where interest rate derivatives form part of designated, effective fair value hedge relationships, the gain or loss from remeasuring the hedging instrument at fair value is recognised in income or expense, and the gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognised in income or expense. Where interest rate derivatives form part of designated, effective cash flow hedge relationships, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity. Amounts that have been recognised directly in equity are recognised in the income statement in the same period or periods during which the hedged forecast transaction impacts the income statement. The ineffective portion of the gain or loss on the hedging instrument is recognised immediately in the income statement.

Net investment hedging (currency hedging)
Currency derivatives are fair valued through the income statement except, where currency derivatives and foreign currency loans form part of designated, effective net investment hedge relationships, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity. The ineffective portion of the gain or loss on the hedging instrument is recognised immediately in income or expense. For net investment hedges, the gain or loss on the hedging instrument that has been recognised in equity is recognised in income or expense on the disposal of the foreign operation.

Commodity hedging
Derivatives used to manage commodity price exposures are fair valued through the income statement. Where these derivatives form part of designated, effective hedge relationships, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity until the underlying hedged item is recognised. At this point any deferred gain or loss adjusts the carrying value of the underlying hedged item.

Discontinuance of hedge accounting
Hedge accounting is discontinued prospectively when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At the time, the following accounting treatment will be adopted:

Fair value hedges
Any adjustment made to the carrying amount of the hedged item, as a consequence of the fair value hedge relationship, shall be amortised to profit or loss through the income statement over the remaining life of the hedged item.

Cash flow hedges
Any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecast transaction occurs or impacts the income statement. If a forecast transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period through the income statement.

Fair values
The fair value of the Group’s debt and derivatives has been estimated using discounted anticipated cash flows utilising zero-coupon yield-curves for the relevant currencies.

58 ICI Annual Report and Accounts 2005	Accounts

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Financial derivatives – UK GAAP (2004)
Hedge accounting
The Group uses various derivative financial instruments to reduce exposure to foreign exchange risks. These include currency swaps, forward currency contracts and currency options. The Group also uses interest rate swaps, forward rate agreements and interest rate caps to adjust interest rate exposures. The Group considers its derivative financial instruments to be “hedges” (i.e. an offset of foreign exchange and interest rate risks) when certain criteria are met. Under hedge accounting for currency options, the Group defers the instrument’s impact on profit until it recognises the underlying hedged item in profit. Other material instruments do not involve deferral since the profit impact they offset occurs during the terms of the contracts.

Foreign currency derivative instruments
The Group’s criteria to qualify for hedge accounting are:

•	The instrument must be related to a foreign currency asset or liability that is probable and whose characteristics have been identified;

•	It must involve the same currency as the hedged item; and

•	It must reduce the risk of foreign currency exchange movements on the Group’s operations.

Interest rate derivative instruments
The Group’s criteria to qualify for hedge accounting are:

•	The instrument must be related to an asset or a liability; and

•	It must change the character of the interest rate by converting a variable rate to a fixed rate or vice versa.

Derivative financial instruments reported in the financial statements are:

•	The unamortised premium paid on purchased currency options is included in debtors in the balance sheet.

Cash flows related to foreign currency derivative transactions are reported along with related transactions in net cash inflow from operating activities or financing activities, as appropriate, in the Group cash flow statement.

Currency swaps
Principal amounts are revalued at exchange rates ruling at the date of the Group balance sheet and included in the sterling value of loans. Exchange gains/losses are included in the statement of recognised income and expense along with similar movements in the values of the investments being hedged.

Forward currency contracts
Those forward currency contracts hedging transaction exposures (purchases and sales held in the books of account) are retranslated to balance sheet rates with net unrealised gains/losses being shown as debtors/creditors. Both realised gains and losses on purchases/sales and unrealised gains/losses on forward contracts are recognised in operating profit.

Those contracts used to change the currency mix of net debt are revalued to balance sheet rates with net unrealised gains/losses being shown as part of the debt they are hedging. The difference between spot and forward rate for these contracts is recognised as part of net interest payable over the period of the contract. Realised and unrealised exchange gains/losses are shown in the financial statements in the same place as the underlying borrowing/deposit.

Currency options
Option premia are recognised at their historic cost in the Group balance sheet as “other debtors”. At maturity, the option premia net of any realised gains on exercise, are taken to the income statement as operating profit.

Interest rate swaps and forward rate agreements
Interest payments/receipts are accrued with interest income/expense as appropriate. They are not revalued to fair value or shown on the Group balance sheet at period end. If they are terminated early, the gain or loss is spread over the remaining maturity of the original instrument.

Interest rate caps
The option premia are recognised on the Group balance sheet as “other debtors”. The option premia, net of any realised gains on individual caplets, are taken to net interest payable and spread evenly over the lifetime of the cap.

Accounts	ICI Annual Report and Accounts 2005 59

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Group income statement
for the year ended 31 December 2005
		2005				2004

		Continuing	operations	Discontinued	Total	Continuing	operations	Discontinued	Total
				operations				operations
		Before	Special			Before	Special
		special	items			special	items
		items				items
	notes	£m	£m	£m	£m	£m	£m	£m	£m

Revenue	4,6	5,812		–	5,812	5,609		–	5,609

Operating costs	3,6	(5,302)	27	–	(5,275)	(5,106)	(5)	–	(5,111)

(including special items of:

restructuring costs	3		(13)	–	(13)		(5)	–	(5)

post-retirement benefits)	3		40	–	40		–	–	–

Other operating income	6	40	–	–	40	35	–	–	35

Profits less losses on disposal of fixed assets	3		7	–	7		(1)	–	(1)

Operating profit (loss)	3,4,6	550	34	–	584	538	(6)	–	532

Profits less losses on sale of operations	3		13	7	20		195	(20)	175

Share of profits less losses of associates	8	3	–	–	3	2	–	–	2

Interest expense	9	(129)	–	–	(129)	(170)	–	–	(170)

Interest income	9	57	–	–	57	85	–	–	85

Post-retirement benefit finance:

Interest cost	9,25	(451)	–	–	(451)	(447)	–	–	(447)

Expected return on assets	9,25	414	–	–	414	414	–	–	414

Foreign exchange gains on debt previously hedging goodwill written off to reserves	3,9		2	–	2		15	–	15

		(109)	2	–	(107)	(118)	15	–	(103)

Profit (loss) before taxation		444	49	7	500	422	204	(20)	606

Income tax expense	10	(92)	19	(7)	(80)	(88)	(16)	6	(98)

Net profit (loss)		352	68	–	420	334	188	(14)	508

Attributable to equity holders of the parent		321	69	–	390	306	182	(14)	474

Attributable to minority interest		31	(1)	–	30	28	6	–	34

Earnings (loss) per
£1 Ordinary Share	11

Basic – Continuing operations					32.9p				41.2p

Discontinued operations					–				(1.1)p

					32.9p				40.1p

Diluted – Continuing operations					32.8p				41.2p

Discontinued operations					–				(1.1)p

					32.8p				40.1p

Statement of Group recognised income and expense
for the year ended 31 December 2005

		2005	2004
	notes	£m	£m

Net profit		420	508

Exchange differences on translating foreign operations		83	(32)

Recycling of cumulative exchange differences		–	1

Actuarial gains and losses		(625)	(92)

Changes in fair value of cash flow hedges		2

Tax on items taken directly to equity		38	30

		(502)	(93)

Total recognised income and expense for the period	26	(82)	415

IFRS 2005 transitional adjustment (IAS 32 and IAS 39)	26	(63)

		(145)	415

Attributable to equity holders of the parent	26	(183)	381

Attributable to minority interests	26	38	34

See accompanying notes to consolidated financial statements.

60 ICI Annual Report and Accounts 2005	Accounts

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Group balance sheet
at 31 December 2005
		2005	2004
	notes	£m	£m

Assets

Non-current assets

Intangible assets	12	601	569

Property, plant and equipment	13	1,599	1,599

Investments in associates	14	19	22

Financial assets	15	73	35

Deferred tax assets	16	506	458

Other receivables	18	81	72

Post-retirement benefit asset	25	11	10

		2,890	2,765

Current assets

Inventories	17	658	648

Trade and other receivables	18	1,067	986

Financial assets	15	30	22

Cash and cash equivalents	19	522	477

		2,277	2,133

Total assets	4	5,167	4,898

Liabilities

Current liabilities

Trade and other payables	20	(1,485)	(1,303)

Financial liabilities	22	(231)	(300)

Current tax liabilities	21	(423)	(387)

Provisions	23	(106)	(210)

		(2,245)	(2,200)

Non-current liabilities

Financial liabilities	22	(1,097)	(1,114)

Other creditors	20	(40)	(15)

Provisions	23	(298)	(341)

Deferred tax liabilities	16	(274)	(285)

Post-retirement benefit liabilities	25	(1,699)	(1,190)

		(3,408)	(2,945)

Total liabilities	4	(5,653)	(5,145)

Net assets		(486)	(247)

Equity

Called-up share capital	26	1,192	1,191

Share premium account	26	934	933

Retained earnings and other reserves	26	(2,739)	(2,456)

Attributable to equity holders of the parent	26	(613)	(332)

Minority interests	26	127	85

Total equity	26	(486)	(247)

See accompanying notes to consolidated financial statements.

The accounts on pages 56 to 131 were authorised for issue by the Board of Directors on 16 February 2006 and were signed on its behalf by:

P B Ellwood CBE Director

A J Brown Director

Accounts	ICI Annual Report and Accounts 2005 61

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Group cash flow statement
for the year ended 31 December 2005
		2005	2004
	notes	£m	£m

Cash flows from operating activities

Profit before tax		500	606

Adjusted for:

Net finance expense		109	118

Depreciation and amortisation		168	169

Post-retirement benefit charges		41	63

Special items	3	(56)	(184)

Taxation on associates		1	2

Movement in working capital		60	13

Outflows relating to special items in operating profit		(53)	(81)

Post-retirement benefit payments	25	(153)	(151)

Interest paid		(122)	(153)

Interest received		55	87

Tax paid excluding tax on disposal of businesses		(83)	(43)

Dividends paid to equity holders of the parent		(91)	(82)

Dividends paid to minority interests		(15)	(13)

Other items		(2)	(24)

Net cash inflow from operating activities*		359	327

Cash flows from investing activities

Purchase of property, plant and equipment		(159)	(158)

Proceeds from sale of property, plant and equipment		17	8

Purchase of businesses, net of cash acquired	29	(23)	(4)

Net proceeds from disposal of businesses†	29	108	279

Payments in respect of disposals prior to 2004		(47)	(95)

Tax on disposal of businesses		(2)	(1)

Net cash (outflow) inflow from investing activities*		(106)	29

Cash flows from financing activities

(Increase) in current asset investments	28	(6)	(38)

Increase in long-term loans	28	6	12

Repayment of long-term loans	28	(137)	(521)

Net (decrease) increase in short-term borrowings	28	(114)	84

Movement in non-operating derivatives	28	26

Other financing cash flows	28	1	(1)

Net cash (outflow) from financing activities		(224)	(464)

Cash and cash equivalents at beginning of period	28	469	588

Net cash inflow (outflow) from all activities	28	29	(108)

Movement arising on foreign currency translation		18	(11)

Cash and cash equivalents at end of period	28	516	469

*	Net cash inflow from operating activities includes £nil (2004 £nil) cash flow relating to discontinued operations. Net cash flow from investing activities includes £43m (2004 £60m) cash outflow from discontinued operations.

†	Includes payments in respect of disposals in 2004 and later (see note 29).

See accompanying notes to consolidated financial statements.

62 ICI Annual Report and Accounts 2005	Accounts

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Notes relating to the Group accounts

1  Basis of presentation of financial information

These consolidated financial statements have been based on the recognition and measurement requirements of International Financial Reporting Standards and IFRIC interpretations in issue that are endorsed by the European Commission and effective (or which ICI has chosen to adopt early) at 31 December 2005 (‘adopted IFRS’). These financial statements also comply with full IFRS effective at 31 December 2005 as issued by the IASB. The following standards, amendments and interpretations are only effective for accounting periods beginning after 31 December 2005:

Standards, amendments and interpretations not expected to have a significant effect on the Group include: IFRS 6 Exploration for and Evaluation of Mineral Resources; IFRS 7 Financial Instruments: Disclosures; Amendment to IAS 1 Presentation of Financial Statements Capital Disclosures; Amendment to IAS 39 Cash flow hedge accounting of forecast intergroup transactions; Amendment to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 4 Insurance contracts; Amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards; IFRIC 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds and IFRIC 7 Applying the restatement approach under IAS 29, Financial reporting in hyperinflationary economies.

Standards, amendments and interpretations still under review as to their effect on the Group include: Amendment to IAS 21 The Effects of Changes in Foreign Exchange Rates: net investment in foreign operation; IFRIC 4 Determining whether an arrangement contains a lease; IFRIC 6 Liabilities arising from participating in a specific market – Waste electrical and electronic equipment and IFRIC 8 Scope of IFRS 2.

These are the Group’s first consolidated financial statements in accordance with adopted IFRS and IFRS 1 First-time Adoption of International Financial Reporting Standards. The Group’s transition date for adoption of IFRS is 1 January 2004. The Group has applied the exemption by the US Securities and Exchange Commission from the provision of a second year of comparatives. The disclosures required by IFRS 1 concerning the transition from UK GAAP to IFRS are given in note 35.

The Group’s accounting policies as set out in the 2004 Annual Report and Accounts have been revised where applicable to conform to IFRS. The complete accounting policies are set out on pages 56 to 59 of this report. IFRS 1 permits those companies adopting IFRS for the first time to take certain exemptions from the full requirements of IFRS in the transition period. The exemptions taken by ICI in accordance with IFRS 1 have been described in the accounting policy to which they relate and are repeated below. These policies have been consistently applied to all the years presented and in preparing the opening IFRS balance sheet at 1 January 2004 for the purpose of the transition to IFRS, except for those relating to the classification and measurement of financial instruments. The comparative figures in respect of 2004 have been restated to reflect these changes in accounting policies accordingly.

IFRS transition exemptions
ICI has taken the following key exemptions on transition to IFRS:

(a)	Business combinations: The Group has chosen not to restate business combinations prior to the transition date on an IFRS basis. If the Group had not taken this exemption, the key difference would have been that the accounting for the acquisition of the Unilever Speciality Chemicals business in 1997 would have been restated in accordance with IFRS 3. The main consequence of this would have been that the goodwill taken to reserves under UK GAAP would have been recognised on the balance sheet under IFRS, subject to an impairment test at the transition date and annually thereafter.

(b)	Employee benefits: All cumulative actuarial gains and losses have been recognised in equity at the transition date. This is to maintain consistency with prospective Group policy, whereby all actuarial gains and losses will be recognised directly in reserves via the statement of recognised income and expense. If the Group had not taken this exemption, then the cumulative actuarial gains and losses would have been split into a recognised portion and a larger unrecognised portion. The unrecognised portion offsetting the post-retirement benefit liability on the balance sheet would be charged to the income statement on a systematic basis over a period of time.

(c)	Cumulative translation differences: One of the requirements of IAS 21 The Effects of Changes in Foreign Exchange Rates is that on disposal of an operation, the cumulative amount of exchange differences previously recognised directly in equity for that foreign operation are to be transferred to the income statement as part of the profit or loss on disposal. The Group has adopted the exemption allowing these cumulative translation differences to be reset to zero at the transition date. If the Group had not taken this exemption, a different amount of net foreign exchange gains and losses would be transferred to the income statement on disposal of a foreign operation.

(d)	The Group took the exemption under IFRS 1 not to restate comparative information in respect of IAS 32 and IAS 39. As a consequence financial instruments included in the 2004 comparative information are still in accordance with UK GAAP, whereas they are accounted for in accordance with IFRS in the 2005 results. In accordance with the transitional provisions of IFRS, this had been treated as a change in accounting policy. The accounting policy for financial instruments under both UK GAAP and under IFRS is detailed on page 58 to 59 of this report. The adjustments made to reserves as a result of adopting IAS 32 and IAS 39 on 1 January 2005 are detailed in note 26. The resultant effect on opening net debt is detailed in note 28. If the Group had not taken this exemption, a number of financial instruments would have been recognised or revalued in the opening balance sheet at 1 January 2004 and accounted for during the year ended 31 December 2004 in accordance with IAS 32 and IAS 39.

The exemptions ICI has elected not to adopt include the following:

(a)	Share-based payments: The Group has not adopted the exemption to apply IFRS 2 Share-based payment only to awards made after 7 November 2002, instead a full retrospective approach has been followed on all awards granted but not fully vested at the date of transition to maintain consistency across reporting periods. Fair value disclosures in respect of share based incentive schemes have been previously made in the Group’s US GAAP net income reconciliation in the Annual Report and Accounts.

(b)	Fair value or revaluation at deemed cost: The Group has not adopted the exemption to restate items of property, plant and equipment to fair value at the transition date. Such items have been maintained at historical cost in order to maintain consistency with previous Group policy.

Accounts	ICI Annual Report and Accounts 2005 63

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Notes relating to the Group accounts

1  Basis of presentation of financial information (continued)

IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement came into effect on 1 January 2005. The European Commission has adopted a ‘carved-out’ version of IAS 39, which excludes certain aspects of hedge accounting. The endorsement of the full IAS 39 by the European Commission would have no significant effect on the results of the Group.

Continuing and Discontinued Operations
For reporting purposes, the results in these financial statements differentiate between the Group’s continuing and discontinued operations. Discontinued operations are components of the Group representing separate major lines of business or geographical areas of operations, or are part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operation and which have been sold, permanently terminated or classified as held for sale at the period end. A component of the Group comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. All other operations are classified as continuing operations. Transactions in these financial statements which are identified as relating to discontinued operations comprise items (and associated tax effects) in respect of the following operations, all of which were sold or terminated before 1 January 2004; Polyurethanes business, Tioxide business, selected Petrochemicals businesses, Acrylics business, Chlor-Chemicals business, Polyester business and Ethylene oxide business.

Non co-terminous year ends
Owing to local conditions and to avoid undue delay in the presentation of the Group accounts, one subsidiary made up their accounts to dates earlier than 31 December, but not earlier than 30 September; additionally four subsidiaries made up their accounts prior to 30 September but interim accounts to 31 December were drawn up for consolidation purposes.

Critical accounting policies, judgements and estimates
The preparation of the consolidated financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period and related disclosures. Actual results could differ from those estimates. Judgements made by management on the application of IFRS that have had a significant effect on the financial statements and estimates with a significant risk of material adjustments in the next year are discussed in note 37.

2  Directors’ and Officers’ remuneration and interests

The Directors and Officers are regarded as the key management personnel of the ICI Group. Information covering Directors’ remuneration, interests in shares, debentures, share options and pension benefits is included in the Remuneration Report on pages 42 to 52.

The aggregate remuneration paid to or accrued for key management personnel for services in all capacities during the years ended 31 December are as follows:

	2005			2004

	Directors	Officers	Total	Directors	Officers	Total
	£m	£m	£m	£m	£m	£m

Short-term employee benefits	4.3	2.5	6.8	4.1	2.4	6.5

Post-retirement benefits	0.4	0.2	0.6	0.3	0.2	0.5

Termination benefits	–	–	–	0.4	–	0.4

Share-based payments	2.3	1.0	3.3	1.7	0.7	2.4

	7.0	3.7	10.7	6.5	3.3	9.8

	£1 Ordinary	Options granted†
Shares†

	At	Options	Subscription	Date latest
	13 February	outstanding at	prices	option
	2006	13 February		expires
2006
	Number	Number	£

Directors (for further details see Remuneration Report pages 46, 47 and 50)	709,007	9,498,013	£1.340 to £10.077	17.02.15

Officers	180,790	4,484,043	£1.340 to £10.077	17.02.15

†	Includes ADRs disclosed in terms of £1 Ordinary Share equivalents/Ordinary Share option equivalents.

No individual Director or Officer had interests in shares or options exceeding one per cent of the issued Ordinary Share capital of the Company.

Loans and guarantees to Officers

At 31 December 2005 an interest free housing loan to an Officer of the Company amounting to £100,000 (2004 £100,000) was outstanding.

In accordance with the Company’s policy of providing housing assistance to staff on international assignment, throughout 2004, a subsidiary guaranteed a housing loan for an Officer to the extent of £143,000. During 2005, the Officer repaid the loan and the subsidiary was released from its guarantee.

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3  Special items before tax
	2005		2004
	£m		£m

Credited (charged) in arriving at operating profit (loss)(a)

Continuing operations

Restructuring	(13	)(a)	(5	)(g)

Post-retirement benefits	40	(a)	–

Profits less losses on disposal of fixed assets	7	(a)	(1)

	34		(6)

Credited (charged) after operating profit (loss)

Continuing operations

Profits less losses on sale of operations

Profits	16	(b)	204	(h)

Losses	(3	)(c)	(9	)(i)

	13		195

Foreign exchange gains on debt previously hedging goodwill written off to reserves	2	(d)	15	(d)

Discontinued operations

Profits less losses on sale of operations

Profits	60	(e)	9

Losses	(53	)(f)	(29	)(j)

	7		(20)

Special items within profit (loss) before taxation	56		184

(a)	A detailed description of those special items charged/credited in arriving at operating profit (loss) is provided in note 24 and include £13m relating to the restructuring programmes announced in 2003 (including the extension in 2004 following the disposal of the Quest Food Ingredients business and the further extension announced in 2005) split across each of; National Starch £2m charge, Quest £12m charge, Uniqema £4m release, Paints £5m charge and Corporate £2m release.

Included in the restructuring charges for National Starch and Quest are amounts relating to accelerated depreciation of £1m and £2m respectively.

Post-retirement benefits comprise a £40m benefit associated with changes to the terms of the Netherlands post-retirement pensions and healthcare plans.

Other items included within special operating items include a profit of £7m arising from the disposal of fixed assets, mainly land.

(b)	The profits on sale of continuing operations in 2005 includes the gain from the sale of the National Starch Vinamul Polymers business of £6m and a gain of £3m from the sale of the Paints wood finish business in Germany.

(c)	The losses on sale of continuing operations in 2005 relates to the loss on disposal of 51% of the rubber chemicals business in India of £3m.

(d)	Under IFRS, the exclusion of goodwill in reserves from the assets in the net investment hedge calculation has introduced volatility to the income statement. This results from the impact of foreign exchange rate movements on that part of the debt that cannot be considered part of the hedge.

The £2m (2004 £15m) impact arising in the income statement from this treatment is included within the net finance expense and presented as a special item.

(e)	The profits on sale of discontinued operations in 2005 relate primarily to credits arising from changes to post-retirement healthcare plans in the US relating to divested businesses previously disclosed as discontinued (£23m), a release of provisions following a land transaction in the north of England (£28m) and a £4m receipt from the Ineos Group.

(f)	The losses on sale of discontinued operations in 2005 relate primarily to increases in provisions relating to long-term residual activities of £37m principally relating to pension administration costs (£23m) and increased employer liability costs (£10m); and a further provision of £10m relating to the costs of divestment of the Chlor-Chemicals, Klea and Crosfield businesses.

(g)	A detailed description of those special items charged/credited in arriving at operating profit (loss) in 2004 is provided in note 24 and includes £8m in relation to the restructuring programmes announced in 2003 (including an extension to the programme following the disposal of the Quest Food Ingredients business) across each of; National Starch £1m, relating to severance costs and Quest £7m, relating to severance costs.

Restructuring in 2004 includes a credit of £3m relating to the release of prior year provisions.

(h)	The profits on sale of continuing operations in 2004 include the gain on sale of the Quest Food Ingredients business £163m, a gain of £26m from the sale of part of the Group’s interest in Pakistan PTA, a £7m gain in relation to the release of provisions created for the sale of Synetix in 2002 (see note 24), and a gain on the sale of the nitrocellulose and trading businesses in India (£5m).

(i)	The losses on sale of continuing operations in 2004 relate primarily to the loss on the closure of the polyethylene business in Argentina (£4m) and the loss on the sale of the Metro (wall coverings) business in Canada (£5m).

(j)	The losses on sale of discontinued operations in 2004 relate primarily to a £13m charge in relation to an increased provision in relation to the Polyurethanes, Tioxide and selected Petrochemical businesses, a £6m charge in relation to costs of the divestments of the Chlor-Chemicals, Klea and Crosfield businesses and a £5m charge relating to ICI’s exit from Ineos Chlor.

Under US GAAP, these special items would be included in operating income, unless they related to discontinued operations or foreign exchange gains on debt previously hedging goodwill written off to reserves.

Accounts	ICI Annual Report and Accounts 2005 65

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Notes relating to the Group accounts

4  Segment information

The Group is managed in five reporting segments, differentiated by business; primarily by the nature of products manufactured in each, together with a segment for discontinued operations. An explanation of the basis on which operations are classified as discontinued is set out in note 1.

The major products of each business segment are as follows:
Business segments	Products

National Starch	adhesives, sealants, specialty synthetic polymers, specialty food and industrial starches, electronic and engineering materials, specialty coatings and process lubricants

Quest	flavours, fragrances and fragrance materials

Uniqema	oleochemicals (process intermediates), polymers, base stocks and additives for lubricants, personal care, performance specialties for the manufacture of agrochemicals and coatings, oilfield chemicals, textile auxiliaries, spin finish, polymer additives and specialty cleaning

Paints	decorative paint, and coatings for food and beverage cans

Regional and Industrial	polyester staple fibre, pure terephthalic acid, soda ash, seeds, pharmaceuticals, rubber chemicals*, sulphur related products and wine chemicals

* Divested in fourth quarter 2005.
Corporate and other represents the shared costs that are not directly attributable to individual segments.

The geographical segments of the Group are the United Kingdom, Continental Europe, North America (USA and Canada), Latin America (Central and South America), Asia and the Other countries (principally Australia).

The accounting policies for each segment are the same as those appearing on pages 56 to 59. The Group’s policy is to transfer products internally at external market prices.

Business segments

	Segment revenue

	External customers

	Sales	Services	Total	Inter-	Total
				segment	segment
	£m	£m	£m	£m	£m

2005

National Starch	1,867	–	1,867	4	1,871

Quest	560	–	560	–	560

Uniqema	629	1	630	1	631

Paints	2,329	–	2,329	2	2,331

Regional and Industrial	420	3	423	5	428

Total reporting segments	5,805	4	5,809	12	5,821

Corporate and other	–	3	3	–	3

	5,805	7	5,812	12	5,824

Inter-segment revenue				(12)	(12)

	5,805	7	5,812	–	5,812

	Segment revenue

	External customers

	Sales	Services	Total	Inter-	Total
				segment	segment
	£m	£m	£m	£m	£m

2004

National Starch	1,866	–	1,866	12	1,878

Quest	583	–	583	1	584

Uniqema	626	–	626	3	629

Paints	2,159	–	2,159	2	2,161

Regional and Industrial	371	1	372	3	375

Total reporting segments	5,605	1	5,606	21	5,627

Corporate and other	–	3	3	–	3

	5,605	4	5,609	21	5,630

Inter-segment revenue				(21)	(21)

	5,605	4	5,609	–	5,609

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4  Segment information (continued)

Business segments

	Segment profit
	before special items
	and taxation

	2005	2004
	£m	£m

National Starch	214	214

Quest	52	47

Uniqema	22	20

Paints	253	235

Regional and Industrial	48	49

Total reporting segments	589	565

Corporate and other	(39)	(27)

Segment result	550	538

Share of profits less losses of associates	3	2

Net finance expense	(109)	(118)

	444	422

	Segment profit before interest and taxation and after special items

	Continuing	Discontinued	Total	Continuing	Discontinued	Total

	2005	2005	2005	2004	2004	2004
	£m	£m	£m	£m	£m	£m

National Starch	221	–	221	213	–	213

Quest	63	–	63	204	–	204

Uniqema	40	–	40	32	–	32

Paints	255	–	255	230	–	230

Regional and Industrial	48	7	55	74	(20)	54

Total reporting segments	627	7	634	753	(20)	733

Corporate and other	(30)	–	(30)	(26)	–	(26)

Segment result	597	7	604	727	(20)	707

Reconciliations

Segment result	597	7	604	727	(20)	707

Share of profits less losses of associates	3	–	3	2	–	2

Net finance expense	(107)	–	(107)	(103)	–	(103)

Income tax expense	(73)	(7)	(80)	(104)	6	(98)

Net profit (loss)	420	–	420	522	(14)	508

Segment result	597	7	604	727	(20)	707

Less: Profits less losses on the sale of operations	13	7	20	195	(20)	175

Operating profit (loss)	584	–	584	532	–	532

Accounts	ICI Annual Report and Accounts 2005 67

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Notes relating to the Group accounts

4  Segment information (continued)

Geographical segments

The figures for each geographic area show the revenue earned by, and the total assets and liabilities owned by, companies located in that area; export sales are included in the areas from which those sales were made.

			Revenue

		2005			2004

	External	Inter-	Total	External	Inter-	Total
		segment			segment
	£m	£m	£m	£m	£m	£m

United Kingdom*	809	216	1,025	829	230	1,059

Continental Europe	1,182	299	1,481	1,192	315	1,507

North America	1,948	176	2,124	1,940	198	2,138

Latin America	431	48	479	358	44	402

Asia	1,293	170	1,463	1,155	159	1,314

Other countries	149	2	151	135	2	137

	5,812	911	6,723	5,609	948	6,557

Inter-segment eliminations		(911)	(911)	–	(948)	(948)

	5,812	–	5,812	5,609	–	5,609

*	The total export sales made by ICI companies located in the United Kingdom was £365m in 2005 (2004 £392m).

Business segments
	Depreciation**		Amortisation
	(note 13)		(note 12)

	2005	2004	2005	2004
	£m	£m	£m	£m

National Starch	48	52	6	7

Quest	19	16	3	3

Uniqema	21	20	4	4

Paints	43	39	4	4

Regional and Industrial	18	19	–	–

Total reporting segments	149	146	17	18

Corporate and other	3	3	2	2

	152	149	19	20

	Capital expenditure*		Significant
	(note 12 and note 13)		non-cash
			expenses†

	2005	2004	2005	2004
	£m	£m	£m	£m

National Starch	53	64	1	(3)

Quest	22	17	1	1

Uniqema	17	18	1	1

Paints	45	48	2	2

Regional and Industrial	18	10	1	–

Total reporting segments	155	157	6	1

Corporate and other	3	3	–	–

	158	160	6	1

*	Capital expenditure relates to the cost incurred during the period to acquire segment assets that are expected to be used during more than one period (property, plant and equipment and intangible assets).
†	Significant non-cash expenses consist mainly of fair value gains/losses on derivatives and foreign exchange movements.
**	Includes depreciation relating to special items.

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4  Segment information (continued)

Business segments

	Segment assets		Segment liabilities

	2005	2004	2005	2004
	£m	£m	£m	£m

National Starch	1,465	1,450	361	327

Quest	374	364	96	100

Uniqema	461	468	116	122

Paints	1,231	1,155	516	452

Regional and Industrial	294	279	94	102

Total reporting segments	3,825	3,716	1,183	1,103

Corporate and other	83	89	144	137

	3,908	3,805	1,327	1,240

Investments in associates	19	22

Unallocated†	1,240	1,071	4,326	3,905

	5,167	4,898	5,653	5,145

†	Unallocated assets mainly comprise deferred tax assets, cash and cash equivalents, financial assets and other non-operating debtors. Unallocated liabilities mainly comprise post-retirement benefit liabilities, provisions, deferred tax liabilities, financial liabilities, current tax liabilities and other non- operating creditors.

	Goodwill
	included in
	segment assets

	2005	2004
	£m	£m

National Starch	256	224

Quest	17	16

Uniqema	13	11

Paints	256	252

Regional and Industrial	14	13

Total reporting segments	556	516

Corporate and other	–	–

	556	516

Geographical segments
	Segment assets		Segment liabilities

	2005	2004	2005	2004
	£m	£m	£m	£m

United Kingdom	542	602	307	315

Continental Europe	825	879	241	255

North America	1,378	1,213	357	272

Latin America	267	294	115	123

Asia	826	787	287	263

Other countries	70	30	20	12

	3,908	3,805	1,327	1,240

Investment in associates	19	22

Unallocated†	1,240	1,071	4,326	3,905

	5,167	4,898	5,653	5,145

†	Unallocated assets mainly comprise deferred tax assets, cash and cash equivalents, financial assets and other non-operating debtors. Unallocated liabilities mainly comprise post-retirement benefit liabilities, provisions, deferred tax liabilities, financial liabilities, current tax liabilities and other non- operating creditors.

Accounts	ICI Annual Report and Accounts 2005 69

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Notes relating to the Group accounts

4  Segment information (continued)

Geographical segments

	Capital
	expenditure*
	(note 12 and note 13)

	2005	2004
	£m	£m

United Kingdom	20	23

Continental Europe	27	38

North America	64	59

Latin America	8	9

Asia	37	30

Other countries	2	1

	158	160

*	Capital expenditure relates to the cost incurred during the period to acquire segment assets that are expected to be used during more than one period (property, plant and equipment and intangible assets).

Revenue by location of customer
	2005	2004
	£m	£m

United Kingdom	611	628

Continental Europe	1,251	1,264

North America	1,895	1,888

Latin America	460	382

Asia	1,395	1,252

Other countries	200	195

	5,812	5,609

70 ICI Annual Report and Accounts 2005	Accounts

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5  Employee numbers and costs

Average number of people employed by the Group

Business segments

	2005	2004

National Starch	8,910	9,410

Quest	3,450	3,730

Uniqema	2,630	2,800

Paints	15,160	15,330

Regional and Industrial	2,140	2,220

Corporate

Board support and parent company activities	110	110

Group technical resources and other shared services	130	220

	32,530	33,820

Geographical segments

	2005	2004

United Kingdom	4,520	4,790

Continental Europe	5,300	5,660

North America	10,650	11,350

Latin America	3,050	3,070

Asia	8,430	8,400

Other countries	580	550

Total employees	32,530	33,820

	2005	2004

Number of people employed by the Group at the year end	31,910	33,300

Employee costs

	2005	2004
	£m	£m

Salaries	886	893

Social security costs	90	88

Pension costs

Defined benefit plans	37	79

Defined contribution plans	16	16

Post-retirement healthcare plans	(25)	1

Other employment costs	2	14

	1,006	1,091

Less amounts allocated to capital	(8)	(4)

Severance costs charged in arriving at profit (loss) before tax	14	8

Post-retirement benefit finance expense	37	33

Employee costs charged in arriving at profit (loss) before tax	1,049	1,128

Accounts	ICI Annual Report and Accounts 2005 71

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Notes relating to the Group accounts

6  Operating profit

	2005	2004
	£m	£m

Operating profit before special items

Revenue

Sale of goods	5,805	5,605

Rendering of services	7	4

	5,812	5,609

Operating costs before special items

Cost of sales	(3,685)	(3,534)

Distribution costs	(887)	(882)

Research and development	(147)	(146)

Administration and other expenses	(583)	(544)

	(5,302)	(5,106)

Other operating income before special items

Royalties	4	1

Other income	36	34

	40	35

Operating profit before special items	550	538

Included above within operating costs before special items is a charge for depreciation of £149m (2004 £149m) and a charge for amortisation of £19m (2004 £20m). Net foreign exchange gains and losses recognised within operating profit amounted to £6m (2004 £1m).

	2005	2004
	£m	£m

Operating profit after special items

Revenue

Sale of goods	5,805	5,605

Rendering of services	7	4

	5,812	5,609

Operating costs

Cost of sales	(3,672)	(3,533)

Distribution costs	(884)	(883)

Research and development	(147)	(146)

Administration and other expenses	(572)	(549)

	(5,275)	(5,111)

Other operating income

Royalties	4	1

Other income	36	34

	40	35

Profit less losses on disposal of fixed assets	7	(1)

Operating profit after special items	584	532

Included above within operating costs after special items is a charge for depreciation of £152m (2004 £149m) and a charge for amortisation of £19m (2004 £20m). Net foreign exchange gains and losses recognised within operating profit after special items amounted to £6m (2004 £1m).

72 ICI Annual Report and Accounts 2005	Accounts

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6 Operating profit (continued)

Remuneration of the Auditor

Remuneration of the Auditor for each of the two years ending 31 December 2005 and 2004 was as follows:

		2005	2004
	notes	£m	£m

Audit of the Group – Remuneration of Auditor	1	3.4	3.1

Services other than audit – Remuneration of Auditor and associates

Audit related services	2	1.6	1.2

Tax services	3	0.5	0.7

		2.1	1.9

Notes

1.	Remuneration of the Auditor for the audit of the Group includes remuneration and expenses of the Auditor in respect of the statutory report to the members of the Company for the year 2005 amounting to £66,000 (2004 £65,000).

2.	Expenditure in 2005 related principally to assistance in preparation for Sarbanes-Oxley Section 404, employee benefit plans and review of interim financial statements. The expenditure for 2005 comprised audit related regulatory reporting £0.5m (2004 £0.4m) and further assurance services £1.1m (2004 £0.8m). Expenditure on audit related services in 2004 related principally to the transition to IFRS reporting, employee benefit plans and the review of interim financial statements.

3.	Tax services for 2005 related to advisory services £0.3m (2004 £0.4m) and compliance services £0.2m (2004 £0.3m).

7  Share-based payments

Employees’ share option schemes and other share-based plans
ICI currently grants share options and Stock Appreciation Rights (SARs) under the 2004 Executive Share Option Plan and conditional awards of shares and for US participants American Depositary Receipts (ADRs) under the Performance Growth Plan and the Performance Share Plan. There are also share options outstanding under a number of schemes under which grants are no longer made. These are the 1994 Share Option Scheme (Senior Staff Scheme), the 1994 Stock Appreciations Rights Plan and options outstanding from the Company’s savings related all employee share option scheme (UK – Sharesave).

Awards under the Performance Growth Plan and 2004 Executive Share Option Plan are made to Executive Directors and members of the Executive Management Team. These schemes are described on page 43. The Performance Growth Plan makes conditional awards of ICI shares or for US based participants ADRs, which are linked to performance over a fixed three-year period. At 31 December 2005 the number of conditional awards of Ordinary Share equivalents outstanding under the Performance Growth Plan was 4,060,652 (2004 3,902,288). The number of Ordinary Share equivalents conditionally awarded during 2005 was 1,393,867 (2004 1,585,303) with lapses during the year of 1,054,521 (2004 546,020).

The 2004 Executive Share Option Plan (Senior Staff Scheme) grants options that vest and become exercisable providing earnings per share targets over a three-year period are satisfied. Vesting levels will vary based on earnings per share levels achieved. There is no retesting after the three-year performance period. Options under the plan must be held for a minimum of three years from date of grant before they can be exercised and lapse if not exercised within ten years. The prices at which options are granted under the 2004 Executive Share Option Plan must not be less than the nominal value of an Ordinary Share nor less than the average of the middle market quotation of an ICI Ordinary Share on the London Stock Exchange on the three business days immediately preceding the date on which the option is granted. For US participants the awards are made as SARs denominated as ADRs.

Grants are made under the Performance Share Plan to senior staff below the level of the Executive Management Team. These awards are conditional on preset earnings per share targets over a three-year period. Awards are delivered in ICI shares or for US based participants, ADRs. At 31 December 2005 the number of conditional awards of Ordinary Share equivalents outstanding under the Performance Share Plan was 3,803,481 (2004 2,133,600). The number of Ordinary Share equivalents conditionally awarded during 2005 was 1,796,970 (2004 2,192,190) with lapses during the year of 127,089 (2004 58,590).

Share options outstanding under the 1994 Share Option Scheme were granted subject to performance conditions over a three-year period, which are retested each year until the 10 year terms of the grants are reached.

The 1994 Stock Appreciation Rights Plan grants stock appreciation rights, and on exercise, the gain is delivered in the form of American Depository Receipts (ADRs). Each ADR represents four ICI Ordinary Shares.

Under the UK – Sharesave Scheme the price at which options were granted could not be less than the greater of the nominal value of an Ordinary Share, or 80% of the average market value of an Ordinary Share on the three business days preceding the day on which the offer of options was made. The total purchase cost in respect of options granted under the UK – Sharesave Scheme is deducted from salary over a period of three or five years at the choice of the employee.

Awards granted to Directors under the Performance Growth Plan and Executive Share Option Plan are shown in the Remuneration report on pages 46 and 47.

Accounts	ICI Annual Report and Accounts 2005 73

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Notes relating to the Group accounts

7  Share-based payments (continued)

Share-based expense
The Group has applied the requirements of IFRS 2 Share-based Payment and has elected not to adopt the exemption to apply IFRS 2 only to awards made after 7 November 2002, instead a full retrospective approach has been followed on all grants not fully vested at the date of transition in order to maintain consistency across reporting periods.

The Group recognised total expenses all of which related to equity settled share-based payments transactions of:

	2005	2004
	£m	£m

Expense	7	8

Fair value assumptions of share-based payments
The fair value of awards granted is determined using the Black-Scholes valuation model.

Fair value of share options and other equity instruments and assumptions are shown in the table below:

	2005		2004

	Share	Other equity	Share	Other equity
	options	instruments	options	instruments

Weighted average fair value	£1.10	£2.58	£0.92	£1.95

Weighted average share price	£2.81	£ 2.77	£ 2.31	£2.22

Weighted average exercise price	£2.81	–	£2.31	–

Dividend yield	2.5%	2.5%	3.0%	3.7%

Expected volatility	54%	53%	55%	61%

Expected life	4 years	3 years	4 years	3 years

Risk free interest rate	4.6%	4.7%	5.0%	4.5%

The Group uses historical volatility figures as an input to the Black-Scholes valuation model. For each new grant, the historical volatility is considered for a period in line with the expected life of the option or equity instrument granted.

The Group assumes an expected life of one year after vesting for options and for other equity instruments the expected life is equal to the vesting period.

Participants in the Group’s share-based incentive schemes are not entitled to receive dividends during the vesting period. Therefore, dividends expected on the underlying shares during this period must be taken into account in determining the fair value of share options and other equity instruments granted. The Group assumes that until each share-based incentive award vests, the dividends per share will follow the same pattern as for the previous two years. The Group then considers whether any adjustments are required to the expected dividends based on knowledge of the Company.

A proportion of equity instruments awarded to members of the Executive Management Team is based on the TSR performance of the Company relative to a Peer Group. This market based performance condition is taken into account in determining the fair value of these awards. It is assumed the market is efficient and hence all available information about the Peer Group performance is already reflected in its share price. ICI therefore assumes that each company within the Peer Group has equal probabilities of attaining each ranking within the Peer Group.

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7  Share-based payments (continued)

Transactions on Option Schemes

	Senior Staff Scheme		UK – Sharesave		SARP

	Number	Weighted	Number	Weighted	Number	Weighted
	of options	average	of options	average	of options	average
		exercise		exercise	in ADRs	exercise
		price		price		price
	000		£000		£000	$

Outstanding

At beginning of 2004	31,786	3.06	11,376	2.23	5,414	18.62

Granted	2,700	2.31	–	–	337	16.83

Exercised	(778)	1.34	(32)	1.73	(131)	10.19

Cancelled	(2,342)	3.88	(2,665)	2.74	(224)	23.65

At beginning of 2005	31,366	2.97	8,679	2.08	5,396	18.50

Granted	2,584	2.81	–	–	277	21.25

Exercised	(3,058)	1.76	(434)	2.16	(331)	12.48

Cancelled	(3,424)	4.41	(1,686)	2.66	(253)	29.75

At end of 2005	27,468	2.91	6,559	1.93	5,089	18.48

Number of options exercisable at:

31 December 2004	7,336	4.62	331	2.25	1,090	31.02

31 December 2005	6,128	4.29	169	2.10	2,702	24.86

Summary of share options outstanding at 31 December 2005

	Total options outstanding			Exercisable options
	at 31 December 2005			at 31 December 2005

	Number	Weighted	Weighted	Number	Weighted
	outstanding	average	average	exercisable	average
		remaining	exercise		exercise
		contractual	price		price
		life
	000	Years	£/$	000	£/$

Exercise price range

Senior Staff Scheme

£0 – £5	26,097	6.55	2.67	4,838	3.43

£5 – £10	818	3.09	5.77	737	5.55

£0 – £15	553	2.38	10.08	553	10.08

	27,468		2.91	6,128	4.29

UK – Sharesave

£0 – £5	6,559	2.08	1.93	169	2.10

	6,559		1.93	169	2.10

SARP (ADRs)

$0 – $20	3,001	7.09	11.61	890	15.52

$20 – $40	1,939	5.09	25.85	1,663	26.61

$40 – $60	57	1.59	54.37	57	54.37

$60 – $80	92	2.38	65.49	92	65.49

	5,089		18.48	2,702	24.86

At 31 December 2005 there were options outstanding in respect of 34.0 million (2004 40.0 million) Ordinary Shares of £1 each under the Senior Staff and UK – Sharesave Option Schemes normally exercisable in the period 2006 to 2015 (2004: 2005 to 2014) at subscription prices of £1.34 to £10.08 (2004 £1.34 to £10.08) . Movements in the number of shares under option during 2005 comprised new options 2.6 million, options exercised 3.5 million, and options lapsed or waived 5.1 million. The number of Ordinary Shares issued during the year, wholly in respect of the exercise of options, totalled 0.4 million (2004 0.03 million). The weighted average subscription price of options outstanding at 31 December 2005 was £2.52. The weighted average grant price is equal to the weighted average exercise price detailed in the tables above.

Accounts	ICI Annual Report and Accounts 2005 75

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Notes relating to the Group accounts

8  Share of profits less losses of associates

	2005	2004
	£m	£m

Share of operating profits less losses	3	4

Associates net finance income	1	–

Taxation on profits less losses of associates	(1)	(2)

	3	2

9 Net finance expense

	2005	2004
	£m	£m

Interest expense and similar charges

Loan interest

Bank loans	(5)	(8)

Other loans	(92)	(122)

	(97)	(130)

Interest on short-term borrowings

Bank borrowings	(12)	(7)

Other borrowings	(7)	(11)

	(19)	(18)

Amortisation of discounted provisions	(10)	(10)

Fair value losses	–	–

Foreign exchange losses	(3)	(12)

	(129)	(170)

Interest income and similar income

Interest income on financial assets	49	72

Fair value gains	1	–

Foreign exchange gains	7	13

	57	85

Post-retirement benefit finance

Interest cost	(451)	(447)

Expected return on assets	414	414

	(37)	(33)

Net finance expense before special items	(109)	(118)

Foreign exchange gains on debt previously hedging goodwill written off to reserves	2	15

Net finance expense after special items	(107)	(103)

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10 Income tax expense

	2005	2004
	£m	£m

Profit before taxation is analysed as follows:

United Kingdom	138	178

Overseas	362	428

	500	606

	Continuing operations		Discontinued	Total
			operations
	Before	Special
	special	items
	items
	£m	£m	£m	£m

2005

Recognised in the income statement

Current tax expense

Current year corporation tax	142	(15)	(2)	125

Adjustments for prior years	(8)	–	–	(8)

Double taxation relief	(33)	–	–	(33)

	101	(15)	(2)	84

Deferred tax expense

Origination and reversal of temporary differences	(13)	(4)	9	(8)

Changes in tax rates	4	–	–	4

Benefit of tax losses recognised	(10)	–	–	(10)

Write down of a deferred tax asset	10	–	–	10

	(9)	(4)	9	(4)

Total income tax expense in income statement	92	(19)	7	80

	Continuing operations		Discontinued	Total
			operations
	Before	Special
	special	items
	items
	£m	£m	£m	£m

2004

Recognised in the income statement

Current tax expense

Current year corporation tax	101	15	(6)	110

Adjustments for prior years	(13)	–	–	(13)

Double taxation relief	(15)	–	–	(15)

	73	15	(6)	82

Deferred tax expense

Origination and reversal of temporary differences	47	1	–	48

Changes in tax rates	(1)	–	–	(1)

Benefit of tax losses recognised	(31)	–	–	(31)

Write down of a deferred tax asset	–	–	–	–

	15	1	–	16

Total income tax expense in income statement	88	16	(6)	98

The tax expense for 2005 consists of UK taxation of £28m (2004 £18m) and an overseas tax expense of £52m (2004 £80m). The UK taxation charge of £28m (2004 £18m) is calculated after applying double taxation relief of £33m (2004 £15m). The UK taxation expense consists of £10m credit in respect of special items (2004 £10m credit), £2m charge in respect of discontinued operations (2004 £1m credit) and £36m charge in respect of continuing operations before special items (2004 £29m charge). The overseas tax expense of £52m (2004 £80m) consists of £9m credit in respect of special items (2004 £26m charge), £5m charge in respect of discontinued operations (2004 £5m credit) and £56m charge in respect of continuing operations before special items (2004 £59m charge).

UK and overseas taxation has been provided on the profits (losses) earned for the periods covered by the Group accounts. UK Corporation tax has been provided at the rate of 30% (2004 30%).

The benefit in the period arising from a previously unrecognised tax loss, tax credit or temporary difference of a prior period that is used to reduce current tax expense is £8m, and to reduce deferred tax expense £44m.

The tax (credit) charge in 2005 and 2004 in relation to special items was in respect of disposal and restructuring programmes, as discussed in note 24.

The tax charge of £7m for discontinued operations (2004 £6m credit) relates to the profit on discontinuance of an operation, rather than to a profit made by a discontinued operation.

Accounts	ICI Annual Report and Accounts 2005 77

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Notes relating to the Group accounts

10 Income tax expense (continued)

The table below reconciles the total tax charge (credit) at the UK corporation tax rate to the Group’s income tax expense:

	2005	2004
	£m	£m

Taxation charge at UK corporation tax rate (2005 30%; 2004 30%)	150	182

Movement on provisions	(1)	(8)

Local taxes	1	9

Capital (gains) losses not taxable/deductible	(12)	(23)

Taxable intergroup dividend income	22	16

Depreciation permanently disallowed	1	–

Overseas tax rates	(5)	(10)

Current year tax losses not relieved	1	–

Prior year tax losses utilised	(11)	(31)

Tax holidays/manufacturing exemptions	(9)	(6)

Adjustments for prior years	(41)	(32)

Other	(16)	1

Income tax expense	80	98

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11  Earnings (loss) per £1 Ordinary Share
	Continuing	Discontinued	Total
	operations	operations
	£m	£m	£m

2005

Adjusted earnings*	321	–	321

Special items after tax and minorities	69	–	69

Earnings†	390	–	390

	million	million	million

Weighted average Ordinary Shares in issue during year	1,192	1,192	1,192

Weighted average shares held by Group’s employee share ownership plan	(7)	(7)	(7)

Basic weighted average Ordinary Shares in issue during year	1,185	1,185	1,185

Dilutive effect of share options	3	3	3

Diluted weighted average Ordinary Shares	1,188	1,188	1,188

	pence	pence	pence

Basic adjusted earnings per £1 Ordinary Share	27.1	–	27.1

Basic earnings per £1 Ordinary Share	32.9	–	32.9

Diluted adjusted earnings per £1 Ordinary Share	27.0	–	27.0

Diluted earnings per £1 Ordinary Share	32.8	–	32.8

	Continuing	Discontinued	Total
	operations	operations
	£m	£m	£m

2004

Adjusted earnings*	306	–	306

Special items after tax and minorities	182	(14)	168

Earnings†	488	(14)	474

	million	million	million

Weighted average Ordinary Shares in issue during year	1,191	1,191	1,191

Weighted average shares held by Group’s employee share ownership plan	(8)	(8)	(8)

Basic weighted average Ordinary Shares in issue during year	1,183	1,183	1,183

Dilutive effect of share options	1	1	1

Diluted weighted average Ordinary Shares	1,184	1,184	1,184

	pence	pence	pence

Basic adjusted earnings per £1 Ordinary Share	25.8	–	25.8

Basic earnings per £1 Ordinary Share	41.2	(1.1)	40.1

Diluted adjusted earnings per £1 Ordinary Share	25.8	–	25.8

Diluted earnings per £1 Ordinary Share	41.2	(1.1)	40.1

*	Adjusted earnings is the net profit (loss) for the financial year before special items attributable to equity holders of the parent.
†	Earnings is the net profit (loss) for the financial year attributable to equity holders of the parent.

There are no options, warrants or rights outstanding in respect of unissued shares except for the share option schemes for employees (note 7).
Adjusted earnings per £1 Ordinary Share have been calculated to show the impact of special items as these can have a distorting effect on earnings and therefore warrant separate consideration.

Accounts	ICI Annual Report and Accounts 2005 79

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Notes relating to the Group accounts

12 Intangible assets

	Goodwill	Computer	Other	Total
		software
	£m	£m	£m	£m

2005

Cost

At beginning of year	516	105	12	633

Additions	9	5	–	14

Acquired as part of business combinations	–	–	3	3

Disposals and other movements	4	(3)	(1)	–

Exchange adjustments	27	5	1	33

At end of year	556	112	15	683

Amortisation

At beginning of year		58	6	64

Amortisation for the year		17	2	19

Disposals and other movements		(2)	(1)	(3)

Exchange adjustments		2	–	2

At end of year		75	7	82

Net book value at end of 2005	556	37	8	601

	Goodwill	Computer	Other	Total
		software
	£m	£m	£m	£m

2004

Cost

At beginning of year	533	104	10	647

Additions	1	2	2	5

Disposals and other movements	–	–	–	–

Exchange adjustments	(18)	(1)	–	(19)

At end of year	516	105	12	633

Amortisation

At beginning of year		40	4	44

Amortisation for the year		18	2	20

Exchange adjustments		–	–	–

At end of year		58	6	64

Net book value at end of 2004	516	47	6	569

Net book value at beginning of 2004	533	64	6	603

Substantially all of the Group’s goodwill arose on the purchases of Acheson Industries Inc. and the European Home Improvement business of Williams Plc in 1998.

80 ICI Annual Report and Accounts 2005	Accounts

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12 Intangible assets (continued)

Impairment tests for cash-generating units containing goodwill
Significant amounts of goodwill have been allocated for impairment testing purposes to the following cash-generating units:
	2005	2004
	£m	£m

Paints Decorative Europe	244	242

National Starch Electronic and Engineering Materials	202	183

	446	425

Multiple units without significant goodwill	110	91

	556	516

The recoverable amount of both units is based on value in use calculations and is higher than the carrying value of the assets and goodwill allocated to  those units. The calculations use cash flow projections based on actual operating results and a four year business plan. A growth rate of 2.75% (2004 2.75%) has been used for both Paints Decorative Europe and National Starch Electronic and Engineering Materials to extrapolate beyond the most recent forecasts representing the long-term average growth rate for the countries in which the entities operate. A discount rate of 8.36% for Paints Decorative Europe and 7.25% for National Starch Electronic and Engineering Materials has been used in discounting the projected cash flows.

The key assumptions and approach to determining their value are:

Cash generating unit	Assumption	How determined

Paints Decorative Europe	Sales growth	Forecast GDP growth and forecast paint market growth
	Cost growth	Forecast inflation and the impact of restructuring programmes

National Starch Electronic	Sales growth	In line with electronic industry expectations
and Engineering Materials	Cost growth	Expected to grow in line with business growth

13 Property, plant and equipment

	Land and	Plant and	Payments on	Total
	buildings	equipment	account and
			assets in
			course of
			construction
	£m	£m	£m	£m

2005

Cost

At beginning of year	813	2,051	117	2,981

New subsidiary undertakings	–	6	–	6

Capital expenditure	–	–	153	153

Transfers of assets into use	26	127	(153)	–

Disposals and other movements	(48)	(147)	(37)	(232)

Exchange adjustments	51	117	10	178

At end of year	842	2,154	90	3,086

Depreciation

At beginning of year	247	1,135		1,382

Charge for year	27	125		152

Disposals and other movements	(21)	(105)		(126)

Exchange adjustments	15	64		79

At end of year	268	1,219		1,487

Net book value at end of 2005	574	935	90	1,599

Accounts	ICI Annual Report and Accounts 2005 81

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Notes relating to the Group accounts

13	Property, plant and equipment (continued)

		Land and	Plant and	Payments on	Total
		buildings	equipment	account and
				assets in
				course of
				construction
		£m	£m	£m	£m

2004

Cost

At beginning of year		860	2,132	115	3,107

New subsidiary undertakings		–	1	1	2

Capital expenditure		–	–	156	156

Transfers of assets into use		26	133	(159)	–

Disposals and other movements		(34)	(142)	9	(167)

Exchange adjustments		(39)	(73)	(5)	(117)

At end of year		813	2,051	117	2,981

Depreciation

At beginning of year		237	1,153		1,390

Charge for year		27	122		149

Disposals and other movements		(5)	(92)		(97)

Exchange adjustments		(12)	(48)		(60)

At end of year		247	1,135		1,382

Net book value at end of 2004		566	916	117	1,599

Net book value at beginning of 2004		623	979	115	1,717

	2005	2004
The net book value of land and buildings comprises:	£m	£m

Freeholds	541	536

Long leases (over 50 years unexpired)	13	11

Short leases	20	19

	574	566

Capital expenditure in the year includes capitalised finance leases of £nil; creditors for capital work done but not paid decreased by £1m; the resulting cash expenditure on property, plant and equipment, including computer software of £5m, was £159m.

The net book value of the property, plant and equipment of the Group includes capitalised finance leases of £7m (2004 £7m) comprising cost of £11m (2004 £10m) less depreciation of £4m (2004 £3m). The depreciation charge for the year in respect of capitalised leases was £1m (2004 £1m) and finance charges were £nil (2004 £nil).

Included in land and buildings is £128m (2004 £125m) in respect of the cost of land which is not subject to depreciation.

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14  Investments in associates
	Equity accounted shares

	2005	2004
	£m	£m

Cost

At beginning of year	11	12

Additions	–	–

Disposals and other movements	(6)	(1)

Exchange adjustments	–	–

At end of year	5	11

Share of post-acquisition reserves less losses

At beginning of year	11	9

Retained profits less losses	3	2

Reclassifications	–	(1)

Exchange adjustments	–	1

At end of year	14	11

Balance sheet value at end of year	19	22

Balance sheet value at beginning of year	22	21

The Group’s material associates at 31 December 2005 are:

	Issued share capital at date of	Held by a	Principal activities	Incorporation
	latest available audited accounts	subsidiary
		of ICI
	Class of capital	%

IC Insurance Ltd	Ordinary	49	Insurance and reinsurance underwriting	England

Metlac Spa	Ordinary	44	Packaging coatings	Italy

	2005	2004
	£m	£m

Investments in associates

Financial information is given based on 100% holding:

Assets	84	84

Liabilities	(35)	(34)

Equity	49	50

Revenues	46	43

Profit	5	5

The Group’s associates have the same annual reporting date as the Group.

Accounts	ICI Annual Report and Accounts 2005 83

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Notes relating to the Group accounts

15 Financial assets

			2005	2004
	notes		£m	£m

Non-current assets

Other investments	15	(a)	40	35

Derivative assets greater than 1 year†			33

			73	35

Current assets

Current asset investments			28	22

Derivative assets less than 1 year†			2

			30	22

†	Derivative assets are only recognised since the adoption of IAS 39 on 1 January 2005. As noted in the basis of preparation, comparative information was not restated.

(a) Other investments

	2005			2004

	Investments	Loans	Total	Investments	Loans	ø	Total

	£m	£m	£m	£m	£m		£m

Cost

At beginning of year	18	18	36	18	114		132

Additions	2	–	2	2	26		28

Disposals and other movements	(1)	–	(1)	–	(134)		(134)

Reclassifications	–	–	–	1	12		13

Exchange adjustments	2	2	4	(3)	–		(3)

At end of year	21	20	41	18	18		36

Provisions

At beginning of year	(1)	–	(1)	(1)	(99)		(100)

Additions	–	–	–	–	(30)		(30)

Disposals and other movements	–	–	–	–	129		129

Exchange adjustments	–	–	–	–	–		–

At end of year	(1)	–	(1)	(1)	–		(1)

Balance sheet value at end of year	20	20	40	17	18		35

Balance sheet value at beginning of year	17	18	35	17	15		32

ø	At the start of 2004 loans to other investments principally comprised the Group’s loans to Ineos Chlor. Under an agreement announced on 25 October 2004, Ineos agreed to take over ICI’s outstanding funding commitment to Ineos Chlor of £55m. As part of the agreement, ICI wrote off all existing indebtedness from Ineos Chlor and transferred its 15% shareholding in Ineos Chlor to Ineos. Of the £134m of loans advanced, £129m had been fully provided (£30m transferred from other provisions (see note 23)). The net write off of the balance of £5m was included as a special item in 2004 (see note 3).

84 ICI Annual Report and Accounts 2005	Accounts

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16 Deferred taxation assets and liabilities

Deferred taxation
 Deferred taxation accounted for in the Group financial statements and the potential amounts of deferred taxation were:

	Balance at	Recognised	Recognised	Balance at	Recognised	Recognised	Balance at
	1 Jan 2004	in income	in equity	1 Jan 2005	in income	in equity	31 Dec 2005
	£m	£m	£m	£m	£m	£m	£m

Deferred tax assets

Restructuring provisions	25	(14)	(1)	10	(5)	–	5

Post-retirement benefits	104	19	23	146	(52)	50	144

Employee liabilities	61	(8)	(3)	50	12	1	63

Other provisions	60	(20)	(2)	38	(18)	2	22

Stock valuation	9	(2)	–	7	9	1	17

Provisions on disposal of businesses	25	(17)	–	8	7	1	16

Losses	45	4	(6)	43	(24)	7	26

Intangibles	67	(18)	(2)	47	(1)	4	50

Foreign tax credits	29	9	(3)	35	1	4	40

Reclassifications – foreign tax credits	–	–	–	19	–	–	19

Reclassifications – others	–	–	–	10	–	–	10

Other	11	37	(3)	45	42	7	94

	436	(10)	3	458	(29)	77	506

Deferred taxation liabilities

UK property, plant and equipment	(25)	(4)	–	(29)	7	–	(22)

Non-UK property, plant and equipment	(180)	(3)	11	(172)	2	(16)	(186)

Others	(89)	1	4	(84)	24	(6)	(66)

	(294)	(6)	15	(285)	33	(22)	(274)

The amount recognised in equity includes £38m (2004 £30m) credit to equity in respect of tax on items taken directly to equity and the retranslation of foreign currency deferred tax assets and liabilities £17m credit (2004 £12m charge). In 2004, balance sheet reclassifications of £29m were made between corporation tax payable and deferred tax assets.

Deferred tax assets of £492m (2004 £259m) have not been recognised due to the degree of uncertainty over the utilisation of the underlying tax losses and deductions in certain jurisdictions. These valuation allowances have been set against gross deferred tax assets of £998m (2004 £717m). The gross deferred tax assets arise as a result of restructuring provisions £8m (2004 £10m), pensions £460m (2004 £337m), employee liabilities £102m (2004 £59m), other provisions £24m (2004 £38m), stock valuation £17m (2004 £7m), provisions on disposal of businesses £25m (2004 £8m), losses £111m (2004 £95m), intangibles £50m (2004 £47m), foreign tax credits £59m (2004 £54m) and other timing differences of £142m (2004 £62m). The change in valuation allowances during the year ended 31 December 2005 was £233m (2004 £63m) and the valuation allowance has been decreased by £11m (2004 £6m) by a change in circumstances.

Operating losses of £351m (2004 £313m) are carried forward and available to reduce future taxable income in a number of jurisdictions: these losses have given rise to deferred tax assets of £111m (2004 £95m) against which are set valuation adjustments of £85m (2004 £52m). £3m of these losses, net of valuation allowances, have expiration dates through to 2012 and the balance can be carried forward indefinitely. In addition, there are deductible temporary differences of £887m (2004 £622m) against which are set valuation allowances of £407m (2004 £207m). There are also contingent deferred tax assets related to certain potential capital loss carry forwards that are under discussion with the relevant taxing authorities. As the extent of those losses is uncertain, management has not quantified them or any related deferred tax asset.

The deferred tax adjustments to net income and net equity to conform with US GAAP are disclosed in note 36.

No taxes have been provided for liabilities which may arise on the distribution of unremitted earnings of subsidiaries on the basis of control, except where distributions of such profits are planned. Cumulative unremitted earnings of overseas subsidiaries and associates totalled approximately £1,174m at 31 December 2005 (2004 £1,527m). It is not practicable to calculate the tax which would arise on remittance of these amounts: it would be substantially lower than statutory rates after giving effect to foreign tax credits.

Accounts	ICI Annual Report and Accounts 2005 85

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Notes relating to the Group accounts

17 Inventories
	2005	2004
	£m	£m

Raw materials and consumables	211	212

Stocks in process	18	19

Finished goods and goods for resale	429	417

	658	648

	2005	2004
	£m	£m

Analysis of inventory write-downs recognised in period:

Write-down of inventory	23	21

Reversal of inventory write-downs	(13)	(18)

	10	3

18 Trade and other receivables
	2005	2004
	£m	£m

Current

Trade debtors	866	795

Less: amounts set aside for doubtful accounts	(37)	(39)

	829	756

Taxation recoverable	39	10

Other prepayments and accrued income	80	82

Other debtors	119	138

	1,067	986

Non-current

Other debtors	74	65

Other prepayments and accrued income	7	7

	81	72

	1,148	1,058

Trade debtors includes amounts which have been securitised with a financial institution. An amount of £nil (2004 £104m) is included within short-term borrowings as the Group retains the risks in relation to this amount. Accordingly the financial institution has the rights over amounts included within trade debtors of £196m at 31 December 2005 (2004 £168m) (up to a maximum of its loan).

The Company has also provided an asset-backed guarantee, via a wholly owned subsidiary, ICI Receivables Funding Ltd (“the SPV”) specifically incorporated to provide the guarantee, for £250m to support the Company’s commitments for the ICI Pension Fund (see note 33). The asset-backed guarantee is secured by way of fixed and floating charges over certain trade debtors and cash of Group companies, which have been assigned to the SPV. At 31 December 2005, £268m (2004 £251m) of trade debtors included above were assigned to the SPV and £5m (2004 £80m) of cash and cash equivalents.

19 Cash and cash equivalents
	2005	2004
	£m	£m

Cash at bank	366	394

Investments and short-term deposits*	156	83

Cash and cash equivalents per balance sheet	522	477

Overdrafts	(6)	(8)

Cash and cash equivalents per cash flow statement	516	469

* Investments and short-term deposits had a maturity of three months or less on acquisition.

The amount of cash and cash equivalent balances that are not available for use by the Group are £64m (2004 £46m) and relate to balances held by the insurance captive.
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20 Trade and other payables
	2005	2004
	£m	£m

Current

Trade creditors	807	740

Value added taxes, payroll taxes and social security	28	27

Accruals	250	239

Other creditors*	400	297

	1,485	1,303

Non-current

Accruals	28	11

Other creditors*	12	4

	40	15

* Includes obligations under finance leases (note 31).

Under US GAAP, provisions for liabilities and charges (note 23) would be shown under other creditors, split between current and non-current.

21 Current tax liability

The current tax liability of £423m (2004 £387m) represents the amount of income taxes payable in respect of current and prior periods. Also included within this balance is the provision for potential liabilities for taxation arising in prior years and various tax exposures. In particular, a provision of £74m (2004 £84m) exists for the exposures arising from the Group’s reshaping and disposal programme and a provision of £60m (2004 £71m) to cover exposure in respect of transfer pricing issues in various jurisdictions around the world and further provisions totalling £114m (2004 £109m) in respect of various other tax exposures.

Provisions for tax contingencies require management to make judgements and estimates in relation to tax issues and exposures. Amounts are based on management’s interpretation of country specific tax law and the likelihood of settlement. Tax benefits are not recognised unless the tax positions are probable of being sustained. In arriving at this position, management reviews each material tax benefit to assess whether a provision should be taken against full recognition of the benefit on the basis of potential settlement through negotiation and/or litigation. All such provisions are included in the current tax liability above.

22 Financial liabilities
			2005	2004
	notes		£m	£m

Current liabilities

Short-term borrowings	22	(a)	14	135

External loans less than 1 year	22	(b)	166	165

Derivative liabilities less than 1 year†	30		51

			231	300

Non-current liabilities

External loans greater than 1 year	22	(b)	1,072	1,114

Derivative liabilities greater than 1 year†	30		25

			1,097	1,114

†Derivative liabilities are only recognised since the adoption of IAS 39 on 1 January 2005. As noted in the basis of preparation, comparative information was not restated.

(a) Short-term borrowings

			Average interest
			rate*

	2005	2004	2005	2004
	£m	£m	%	%

Bank borrowings

Secured – by floating charge	–	112

Unsecured	14	8

	14	120	2.5	2.8

Other borrowings

Unsecured	–	15

	–	15	–	0.3

	14	135

Maximum short-term borrowings outstanding during year	455	140

* Based on borrowings outstanding at 31 December.
Various short-term lines of credit, both committed and uncommitted, are available to the Group and are reviewed regularly. There are no facility fees payable on uncommitted lines nor is there a requirement for an equivalent deposit to be maintained with any of the banks.

Accounts	ICI Annual Report and Accounts 2005 87

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Notes relating to the Group accounts

22 Financial liabilities (continued)

(b) Loans

	Repayment	2005	2004
	dates	£m	£m

Secured loans

US dollars	2005	–	2

Other currencies	2006–2013	2	1

Total secured		2	3

Secured by fixed charge – bank loans		–	1

Secured by floating charge – bank loans		2	2

Unsecured loans

Sterling

9[3] /4 % Bonds	2005	–	100

7.625% Bonds	2007	316	299

Others	2006	10	13

		326	412

US dollars

8[7] / 8% Debentures	2006	141	130

7[1] /20 % Notes	2007	141	130

5[5] /8 % Notes	2013	282	259

4[3] / 8 % Notes	2008	282	259

Variable rate medium-term notes	2010	24	26

Others	2006 – 2008	33	40

		903	844

Other currencies	2006 – 2012	7	16

Total unsecured		1,236	1,272

Total loans – before financial derivatives (see table on page 89)		1,238	1,275

Financial derivatives			4

Total loans – after financial derivatives			1,279

The financial instruments disclosures in note 30 detail the fair value hedge relationships between the Group’s fixed rate loans and interest rate swaps. Following the implementation of IAS 32 and IAS 39, certain loans outstanding at 31 December 2005 are reported in the table above at their fair value. The comparative information in these financial statements is not in accordance with IAS 32 and IAS 39 as the Group has elected to apply the exemption in IFRS 1 and therefore the 2004 loans in the table above are presented at amortised cost, in accordance with UK GAAP.

In 2005, the effect of financial derivatives has been disclosed separately in derivative liabilities in the balance sheet.

The secured debt referred to in this note and the secured short-term borrowings referred to above were secured by property, plant and other assets with a net book value at 31 December 2005 of £4m (2004 £179m).

		Repayment	Currency	Rate	Amount
		dates		%	£m

New finance	Bank loan	2005 – 2006	Various	Various	6

	Euro commercial paper	2005	Various	Various	500

	Money market loans	2005	Various	Various	1,671

					2,177

Finance repaid	Bank loan		Various	Various	(97)

	Euro commercial paper		Various	Various	(500)

	Money market loans		Various	Various	(1,671)

	Bond repayment		GBP	9.75%	(100)

					(2,368)

88 ICI Annual Report and Accounts 2005	Accounts

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22  Financial liabilities (continued)

(b) Loans (continued)

Effects of financial derivatives
The following analysis reflects the effects of financial derivatives on the Group’s borrowings at 31 December 2005:

	Before	After
	financial	financial
	derivatives	derivatives
	£m	£m

Sterling	328	16

US dollar	901	1,146

Euro	7	60

Japanese yen	–	25

Other currencies	2	2

	1,238	1,249

Fixed rate loans	1,170	–

Floating rate loans	68	1,249

	1,238	1,249

	2005	2004
	£m	£m

Loan maturities

Bank loans

Loans or instalments thereof are repayable:

After 5 years from balance sheet date	2	–

From 4 to 5 years	–	–

From 3 to 4 years	–	7

From 2 to 3 years	7	12

From 1 to 2 years	13	12

Total due after more than one year	22	31

Total due within one year	14	15

	36	46

Other loans

Loans or instalments thereof are repayable:

After 5 years from balance sheet date	283	288

From 4 to 5 years	25	1

From 3 to 4 years	1	260

From 2 to 3 years	282	382

From 1 to 2 years	459	152

Total due after more than one year	1,050	1,083

Total due within one year	152	150

	1,202	1,233

Total loans

Loans or instalments thereof are repayable:

After 5 years from balance sheet date	285	288

From 4 to 5 years	25	1

From 3 to 4 years	1	267

From 2 to 3 years	289	394

From 1 to 2 years	472	164

Total due after more than one year	1,072	1,114

Total due within one year	166	165

Total loans	1,238	1,279

Aggregate amount of loans any instalment of which falls due after 5 years	297	294

Accounts	ICI Annual Report and Accounts 2005 89

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Notes relating to the Group accounts

23 Provisions for liabilities and charges

	Environmental	Disposal	Restructuring	Other	Total
	provisions*	provisions	provisions	provisions
		(note 24)	(note 24)
	£m	£m	£m	£m	£m

At 31 December 2004	25	310	73	143	551

IFRS 2005 transitional adjustment				(70)	(70)

Provisions made during the year	3	77	19	1	100

Provisions used during the year	(4)	(71)	(50)	(4)	(129)

Provisions reversed during the year	(2)	(33)	(6)	–	(41)

Increase due to effluxion of time	–	10	–	–	10

Transfers to creditors	–	–	–	(20)	(20)

Exchange and other movements	3	2	(3)	1	3

At 31 December 2005	25	295	33	51	404

Current	6	59	31	10	106

Non-current	19	236	2	41	298

	25	295	33	51	404

Under US GAAP, provisions for liabilities and charges would be shown under other creditors (note 20).

* Other than arising on disposal.

Other provisions
The IFRS 2005 transitional adjustment represents the transfer of the provision in respect of own shares to financial liabilities on adoption of IAS 39 Financial Instruments: Recognition and Measurement. This adjustment is described further in note 30.

90 ICI Annual Report and Accounts 2005	Accounts

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24 Disposal and legacy, and restructuring provisions
	Disposal and legacy		Restructuring provisions
	provisions

	2005	2004	2005	2004
	£m	£m	£m	£m

At beginning of year	310	348	73	148

Provisions made during the year	77	50	19	8

Provisions used during the year	(71)	(85)	(50)	(77)

Provisions reversed during the year	(33)	(11)	(6)	(3)

Exchange and other movements	12	8	(3)	(3)

At end of year	295	310	33	73

Comprising

Severance costs	18	21	27	54

Other	277	289	6	19

	295	310	33	73

Disposal and legacy provisions
ICI commenced reshaping its portfolio of businesses in 1997 consistent with plans to focus its resources on Paints and Specialty Products. In pursuit of this strategy the Group announced that it intended to divest most of its Industrial Chemicals businesses.

Prior to 2004

Between 1997 and 2004 the Group sold its Polyurethanes, Tioxide and selected Petrochemicals businesses, Chlor-Chemicals, Klea and Crosfield businesses, Polyester polymer intermediates business excluding operations in Pakistan, the Explosives operations in Canada, Latin America and Europe and the explosives distribution business in the USA, the Polyester film business, the Forest Products business based in Canada, the UK based Fertiliser business, the Teesside Utilities and Services business, the Acrylics business, the Automotive refinish business, the Fluoropolymers business, Ethylene Oxide, the Methanol business and the Methylamines and derivatives businesses, the Group’s 50% interest in Phillips-Imperial Petroleum, the Eutech engineering consultancy, the synetix catalyst business, the 51% owned pharmaceutical business of ICI India, the Security Systems business, the UK Nitrocellulose and Energetic Technologies business, the Permabond and Cheese Coatings business of National Starch and the Explosives business of ICI India. In addition, Irish Fertiliser Industries Ltd, a business in which the Group had a 49% interest, ceased trading.

Provisions were created for both long-term residual obligations resulting from the divestments and more immediate and direct disposal costs. Total provisions created for the divestments prior to 2004 were £1,636m mainly in respect of termination costs (£295m), post-retirement benefit costs relating to employees transferring to the purchaser (£329m), transaction costs (£105m), separation costs (£96m), IT related costs (£38m), site clearance (£48m), asset write-downs (£74m), and long-term residual costs (£285m).

The long-term residual provisions were created to cover legacy management, legal, estates, pension administration and environmental costs resulting from these divestments. The nature of the provisions is such that expenditure is expected to occur over the period from 2006 to at least 2030. During 2004 revisions were made to these provisions resulting in a release of £4m. During 2005 further revisions were made resulting in a net charge of £16m. At 31 December 2005, £201m remained to be spent.

The direct disposal provisions relating to the pre-2004 divestments were reviewed during 2005 resulting in a net charge of £4m to profit on special items. At 31 December 2005, £74m remained to be spent relating to pre-2004 divestments principally termination costs (£16m), transaction costs (£6m) and site separation costs (£9m). These provisions are expected to be substantially utilised by the end of 2007.

2004

(i) Quest Food Ingredients
The Group completed the sale of Quest’s Food Ingredients business on 30 April 2004. Provisions of £22m were charged in respect of transaction costs (£6m), post-retirement benefit costs relating to employees transferring to the purchaser (£6m), separation costs (£9m) and severance costs (£1m). Minor revisions were made during 2005. At 31 December 2005, £10m remained to be spent. The majority of provisions are expected to be utilised by the end of 2006.

(ii) Other disposals
During 2004 the Group closed its polyethylene business in Argentina. Provisions of £5m were charged in respect of transaction costs (£1m) and separation costs (£4m). At 31 December 2005, £2m remained to be spent relating to separation costs. The majority of provisions are expected to be utilised by the end of 2007.

2005

(i) National Starch Vinamul Polymers
The Group completed the sale of National Starch Vinamul Polymers business on 7 February 2005. Provisions of £23m were charged in respect of transaction costs (£5m), post-retirement benefit liabilities relating to employees transferring to the purchaser (£13m) and environmental costs (£5m). As at 31 December 2005, £7m remained to be spent including post-retirement benefit costs (£2m) and environmental costs (£5m). Full utilisation is expected by the end of 2006.

(ii) Paints Wood Finishing
The Group completed the sale of Paints Wood Finishing business on 30 September 2005 creating a provision of £1m in relation to separation costs. This provision is expected to be utilised in 2007.

Accounts	ICI Annual Report and Accounts 2005 91

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Notes relating to the Group accounts

24   Disposal and legacy, and restructuring provisions (continued)

Restructuring provisions

Prior to 2004

The Group undertook a series of restructuring actions between 1999 and 2001 across its portfolio affecting all segments.

The total provisions before tax included in special items of £319m for these restructuring programmes was charged against profits. The total included £158m relating to termination of 2,330 employees, £48m to asset write-downs and £113m for other costs. During 2004 a review of restructuring provisions was conducted, leading to a release of £3m. At 31 December 2005, £4m of provisions remained to be spent, including £2m relating to the severance of 29 employees. This provision is expected to be utilised in 2006.

In 2003 the Group undertook a series of restructuring programmes to improve cost effectiveness across each of the following segments:

(i)	National Starch – staff reductions mainly in administration and the restructuring of manufacturing assets, predominantly across the Natural Polymers Group.

(ii)	Quest – staff reductions in the Foods business and in supporting administrative functions and the restructuring of manufacturing assets.

(iii)	Uniqema – a major reduction in support overheads and the rationalisation and relocation of manufacturing capabilities in the US.

(iv)	Paints – a programme to restructure supply chain activities in Europe and North America.

(v)	Corporate and other – staff reductions resulting in a smaller and more focused corporate centre.

The plans focus on manufacturing and supply chain rationalisations and reductions in administrative support. The total charge to special items in 2003 included £111m relating to the termination of some 2,130 employees, £48m for asset write-downs and £42m for other costs.

2004

During 2004 an extension to the 2003 restructuring programme was approved in Quest following the disposal of the Food Ingredients business. Revisions were made to the estimated cost of the 2003 programme resulting in £8m being charged in 2004 as a loss on special items, relating to termination of employees split between National Starch (£1m) and Quest (£7m).

2005

During 2005, restructuring was initiated to eliminate further costs in National Starch, Paints and Quest.

Charges of £19m relating to termination of employees were incurred in 2005 and further charges of £9m are expected in 2006, bringing the total charge in special items for the 2003 programme to £231m. A charge of £2m was incurred by National Starch in 2005, with a further £4m expected in 2006, a charge of £12m was incurred by Quest in 2005, with a further £4m expected in 2006 and a charge of £5m for Paints with a further £1m expected in 2006. Releases of £6m (Uniqema £4m and Corporate £2m) were made in the year. Spend of £49m was incurred during 2005, with the remainder expected to be substantially utilised by the end of 2006. At 31 December 2005, £29m remained to be spent including £25m relating to the termination of 287 employees.

25   Post-retirement benefits

The Group accounts for post-retirement benefits in accordance with IAS 19 Employee Benefits. Analysis is also provided, in note 36, of the aggregate net periodic benefit cost and funded status of the Group’s post-retirement schemes restated in accordance with US GAAP and in compliance with the requirements of SFAS No. 87 Employers’ Accounting for Pensions, SFAS No. 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, SFAS No. 106 Employers’ Accounting for Post-retirement Benefits other than Pensions and SFAS No. 132 Employers’ Disclosures about Pensions and Other Post-retirement Benefits (revised December 2003).

The Group operates retirement schemes which cover the majority of employees (including Directors) of the Group. ICI policy, where practicable, is to provide retirement benefits for new employees on a defined contribution basis. The Company pays pension contributions for each employee into an individual retirement account which is used to provide pension benefits at retirement. This policy is now in place in the majority of countries in which ICI operates. However, retirement plans for many existing employees are of the defined benefit type under which benefits are based on employees’ years of service and average final remuneration and are funded through separate trustee-administrated funds. Formal funding valuations of the Group’s main defined benefit schemes are undertaken regularly, by independent qualified actuaries, normally at least triennially and adopting the projected unit method.

The largest pension plan in the Group is the ICI Pension Fund in the UK which accounts for approximately 80% of the Group’s pension plan defined benefit obligations. There are also other large, funded pension plans in the UK, US, Canada, the Netherlands and Belgium that account for approximately 17% of the Group’s pension plan defined benefit obligations and other large, unfunded pension plans in the US, Canada and Germany that account for approximately 2% of the Group’s pension plan defined benefit obligations. The remainder of the obligations comprise a large number of small plans, funded and unfunded, located throughout the world in the countries in which ICI operates.

The Group provides in North America, and to a lesser extent in some other countries, unfunded healthcare and life assurance benefits for retired employees. At 31 December 2005 approximately 17,000 (2004 18,000) current and retired employees were eligible to benefit from these schemes. The liabilities in respect of these benefits are fully accrued over the expected working lifetime of the existing members.

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25   Post-retirement benefits (continued)

Key financial assumptions – Group
The principal weighted average rates used at 31 December were:

	2005	2004
	% p.a.	% p.a.

Discount rate	4.8	5.3

Inflation rate	2.7	2.6

Long-term rate of increase in future earnings	4.2	4.0

Increase in pensions in payment	2.7	2.4

Post-retirement healthcare cost inflation rate	9.0	9.7

Expected rates of return on plan assets:

Equities	8.2	8.2

Bonds	4.7	4.9

Other	5.7	4.6

Expected rate of return on reimbursement rights	5.6	4.6

The overall expected long-term rate of return on asset assumption is determined on a country-by-country (and Euro-zone) basis. The rates are based on market expectations by asset classes, at the beginning of the period, for returns over the entire life of the related obligations. The assumption setting process is based on short and long-term historical analysis and investment managers’ forecasts for equities, hedge funds and private equity, and the available market yields for bonds.

Mortality assumptions – UK
Following an in depth analysis of the mortality experience in the two main UK funds (“Funds”) carried out as part of the formal valuation of the Funds as at 31 March 2005, it was decided to make a change to the mortality assumptions used in both Funds’ formal valuations, both in terms of the current mortality table applied and the allowance for future improvements in longevity. The updated mortality tables adopted as at 31 March 2005 were PMA92C05MC with a +1.75 year age-rating for male members retiring in normal health and PFA92C05MC with a +2.25 age-rating for female members retiring in normal health, with allowance for future mortality improvements in line with the medium cohort. This change has been carried through into the calculation of the pension liabilities reflected in the balance sheet as at 31 December 2005 for both of the main UK Funds.

The table below illustrates the effect of this change on the expected age at death of an average member retiring currently at age 62 and one who retires at age 62 in 10 years time. The figures at 31 December 2004 are based on the demographic assumptions underlying the previous formal valuation of the ICI Pension Fund as at 31 March 2003 and were applied in the calculation of the pension liabilities at 31 December 2004. The figures at 31 December 2005 are those derived from the 31 March 2005 valuation. Shorter longevity assumptions are used for members who retire on grounds of ill-health.

	At	At
	31Dec	31Dec
	2005	2004
	in years	in years

Retiring today at age 62

Male	85.0	83.9

Female	87.5	86.6

Retiring in 10 years at age 62

Male	85.8	84.7

Female	88.2	87.3

Assumed healthcare cost trend rates have a significant effect on the amounts recognised in profit or loss. A one percentage point movement in assumed healthcare cost trend rates would have the following effects:

	One	One
	percentage	percentage
	point	point
	increase	decrease
	£m	£m

Effect on the aggregate of the current service cost and interest cost	(0.5)	0.5

Effect on the other post-retirement defined benefit obligation	(7.9)	6.8

Accounts	ICI Annual Report and Accounts 2005 93

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Notes relating to the Group accounts

25   Post-retirement benefits (continued)

Defined benefit plans – pensions and other post-retirement plan disclosures

Amounts recognised on the Group balance sheet
	Pension		Other		Total
	plans		post-retiremen
			plans

	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m

Plan assets

Equities	1,511	1,439	–	–	1,511	1,439

Bonds	6,355	5,795	–	–	6,355	5,795

Other	323	398	5	5	328	403

Total fair value of plan assets	8,189	7,632	5	5	8,194	7,637

Present value of defined benefit obligation	9,680	8,569	202	252	9,882	8,821

Net (deficit) in the plans	(1,491)	(937)	(197)	(247)	(1,688)	(1,184)

Fair value of reimbursement rights recognised as an asset			1	5	1	5

Restrictions on assets recognised	(1)	(1)	–	–	(1)	(1)

Liability recognised in the Group balance sheet	(1,492)	(938)	(196)	(242)	(1,688)	(1,180)

Represented by

(Deficits)	(1,503)	(948)	(196)	(242)	(1,699)	(1,190)

Surpluses	11	10	–	–	11	10

Analysis of net recognised (deficit)

ICI UK Pension Fund	(817)	(411)	–	–	(817)	(411)

Other funded pension plans	(449)	(336)	–	–	(449)	(336)

Total funded plans	(1,266)	(747)	–	–	(1,266)	(747)

Total unfunded plans	(226)	(191)	(196)	(242)	(422)	(433)

Liability recognised in the Group balance sheet	(1,492)	(938)	(196)	(242)	(1,688)	(1,180)

Analysis of the amounts recognised in the Group income statement

	Pension		Other		Total
	plans		post-retirement
			plans

	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m

Amounts in net operating costs

Current service costs	50	57	5	5	55	62

Past service cost	12	22	(13)	(3)	(1)	19

Curtailments	(23)	–	(17)	(1)	(40)	(1)

Settlements	(2)	–	–	–	(2)	–

	37	79	(25)	1	12	80

Amounts in profits less losses on disposal of operations

Past service cost	–	–	(23)	–	(23)	–

Curtailments	–	–	(12)	–	(12)	–

Settlements	(11)	(15)	(1)	(2)	(12)	(17)

	(11)	(15)	(36)	(2)	(47)	(17)

Amounts in net finance expense

Expected return on plan assets	(414)	(414)	–	–	(414)	(414)

Interest cost	440	435	11	12	451	447

	26	21	11	12	37	33

Total amounts charged/(credited) to the income statement	52	85	(50)	11	2	96

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25   Post-retirement benefits (continued)

Defined benefit plans – pensions and other post-retirement plan disclosures (continued)

Analysis of the amounts recognised in the statement of Group recognised income and expense

	2005		2004

	Pension	Other	Pension	Other
	plans	post-retirement	plans	post-retirement
		plans		plans
	£m	£m	£m	£m

Excess of actual return over expected return on plan assets	495	–	229	–

as % of plan assets	6.0%	–	3.0%	–

Excess of actual return over expected return on reimbursement rights		–		–

as % of plan reimbursement rights		–		–

Experience (gains) losses arising on plan liabilities	1,130	(10)	291	30

as % of plan liabilities	11.7%	(5.0)%	3.4%	11.9%

Net actuarial (gains) losses recognised in the statement
of the Group recognised income and expense	635	(10)	62	30

as % of plan liabilities	6.6%	(5.0)%	0.7%	11.9%

Cumulative amount of actuarial (gains) losses recognised in the
statement of Group recognised income and expense	697	20	62	30

History of experience adjustments – pension plans

	2005	2004
	£m	£m

Present value of defined benefit obligation	9,680	8,569

Fair value of plan assets	8,189	7,632

Deficit in the plan	1,491	937

Experience adjustments on plan liabilities	1,130	291

Experience adjustments on plan assets	495	229

History of experience adjustments – other post-retirement plans

	2005	2004
	£m	£m

Present value of defined benefit obligation	202	252

Fair value of plan assets	5	5

Deficit in the plan	197	247

Experience adjustments on plan liabilities	(10)	30

Experience adjustments on plan assets	–	–

The history of experience adjustments starts from 1 January 2004, date of transition to IFRS.

Accounts	ICI Annual Report and Accounts 2005 95

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Notes relating to the Group accounts

25   Post-retirement benefits (continued)

Defined benefit plans – pensions and other post-retirement plan disclosures (continued)

Movements in present value of defined benefit obligation during the year

	Pension		Other		Total
	plans		post-retirement
			plans

	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m

Opening defined benefit obligation	8,569	8,375	252	238	8,821	8,613

Movement in year:

Current service cost	50	57	5	5	55	62

Past service cost – vested	12	22	(41)	(3)	(29)	19

Past service cost – unvested	–	–	(5)	–	(5)	–

Effect of curtailments	(23)	–	(29)	(1)	(52)	(1)

Effect of settlements	(36)	(40)	(1)	(2)	(37)	(42)

Interest cost	440	435	11	12	451	447

Contributions by plan participants	4	5	–	–	4	5

Benefits paid	(541)	(541)	(13)	(16)	(554)	(557)

Actuarial (gains) losses	1,130	291	(10)	30	1,120	321

Exchange adjustments	75	(35)	33	(11)	108	(46)

Closing defined benefit obligation	9,680	8,569	202	252	9,882	8,821

Split between

Funded	9,406	8,335	–	–	9,406	8,335

Unfunded	274	234	202	252	476	486

Movements in fair value of plan assets during the year

	Pension		Other		Total
	plans		post-retirement
			plans

	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m

Opening fair value of plan assets	7,632	7,402	5	7	7,637	7,409

Movement in year:

Effect of settlements	(23)	(25)	–	–	(23)	(25)

Expected return on plan assets	414	414	–	–	414	414

Contributions by plan participants	4	5	–	–	4	5

Contributions by employer†	152	176	13	15	165	191

Benefits paid	(541)	(541)	(13)	(16)	(554)	(557)

Actuarial gains (losses)	495	229	–	–	495	229

Exchange adjustments	56	(28)	–	(1)	56	(29)

Closing fair value of plan assets	8,189	7,632	5	5	8,194	7,637

†	Includes amounts paid against restructuring provisions of £12m (2004 £40m); included within outflows from special items in operating profit in the Group cash flow statement.

Movements in reimbursement rights during the year

	Other
	post-retirement
	plans

	2005	2004
	£m	£m

Opening reimbursement rights	5	5

Movement in year:

Effect of plan amendment	(5)	–

Actuarial gains (losses)	–	1

Exchange adjustments	1	(1)

Closing reimbursement rights	1	5

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Post-retirement benefits (continued)

Defined benefit plans – pensions and other post-retirement plan disclosures (continued)

Estimated future benefit payments

Benefits expected to be paid, reflecting future service, as appropriate	£m

Payable in the year to 31 December

2006	560

2007	556

2008	557

2009	560

2010	563

2011 to 2015	2,863

Expected contributions
The Group expects to contribute £202m to its defined benefit pension plans in 2006, and £13m to the other post-retirement healthcare plans. The £202m contribution to the defined benefit pension plans include a £122m “top-up” payment to the ICI UK Pension Fund and a £12m “top-up” payment to the ICI UK Specialty Chemicals Pension Fund.

Investment policies and strategies
ICI has established a set of best practice principles for pension fund investment so as to ensure a globally consistent approach. These principles, which have been determined and adopted by the fiduciaries of ICI’s pension funds worldwide, include guidelines in the areas of governance, risk budgeting, strategic asset allocation and benchmarks, manager structure and selection, monitoring and other investment issues (such as derivatives and self investment). The over-arching principle clearly states that strategic asset allocation should be determined through explicit consideration of each plan’s specific liability profile and funding level and not by local common practice. Furthermore, all plans must establish a strategic asset allocation benchmark, a relevant total plan performance benchmark and a process for controlling deviations from the strategic asset allocation benchmark. Pension funds are expected to invest in a diversified range of asset classes and investment managers. These assets may include derivatives up to a maximum of 10% of the individual fund unless a higher percentage is agreed after consultation with the Company. However, no self-investment is permitted. Whilst the Company expects to be consulted on these strategic (and other) matters, it recognises that final responsibility for establishing investment strategy often rests with local fiduciaries, who do not publish target allocations to asset classes.

Accounts	ICI Annual Report and Accounts 2005 97

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Notes relating to the Group accounts

26  Reconciliation of changes in equity

	Share	Share	Translation	Associate	Hedging	Retained	Equity	Minority	Total
	capital	premium	reserve	reserve	reserve	earnings	holders	interests	equity
		account					of the
							parent
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2004	1,191	933		9		(2,773)	(640)	68	(572)

Total recognised income
and expense			(31)	2	–	410	381	34	415

Dividends						(82)	(82)	(13)	(95)

Share-based payments						8	8	–	8

Movements in respect of own shares						1	1	–	1

Other movements	–	–	–	–	–	–	–	(4)	(4)

At 31 December 2004	1,191	933	(31)	11	–	(2,436)	(332)	85	(247)

IFRS 2005 transition
adjustments	–	–	–	–	(1)	(62)	(63)	–	(63)

Total recognised income
and expense			75	3	2	(200)	(120)	38	(82)

Dividends						(91)	(91)	(17)	(108)

Share-based payments						7	7	–	7

Shares issued/movement
in respect of own shares	1	1				5	7	–	7

Acquisition of additional
minority interests						2	2	(2)	–

Other movements†	–	–	–	–	–	(23)	(23)	23	–

At 31 December 2005	1,192	934	44	14	1	(2,798)	(613)	127	(486)

†	Following a review during the year of the Group’s reserves, an amount totalling £23m has been reclassified from reserves of the equity holders of the parent company to the minority interest reserves of the Group’s Pakistan PTA business. There was and is no impact on the income statement as a result of this reclassification.

As noted in the basis of preparation on page 63, IAS 32 Financial Instruments: Disclosure and Presentation, and IAS 39 Financial Instruments:
Recognition and Measurement came into effect on 1 January 2005 and the Group took the exemption not to restate comparatives. As a result of these standards, a number of financial instruments have been recognised or revalued in the opening balance sheet at 1 January 2005 decreasing reserves by £63m. The own shares that the Group has acquired, or is committed to acquire under forward contracts, to hedge its obligations under various share option schemes, have been included in treasury stock under IAS 32 and debited to reserves on transition. This has been partly offset by the release of a provision held under UK GAAP relating to the same liability, resulting in a debit of £56m to reserves. Interest rate swaps and loans previously held at carrying value have been restated to fair value on transition resulting in an additional net debit to reserves of £6m. There has also been a further £1m debit arising from the inclusion of corn futures in the National Starch business.

Translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of foreign operations as well as from the translation of liabilities that hedge the Group’s net investment in a foreign subsidiary.

Hedging reserve
The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Associate reserve
The associate reserve comprises profits less losses of the Group’s associated undertakings (see note 14).

Retained earnings
Retained earnings includes net profit and loss for the year and the reserves relating to own shares. Own shares relate to 4.3 million (2004 8.3 million) shares of the Company held by the Imperial Chemical Industries PLC Employee Benefit Trust which are under option to, or conditionally gifted to, employees under the arrangements described in note 7. The deduction in reserves is £27m (2004 £52m) and the shares have a market value at 31 December 2005 of £14m (2004 £20m).

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26 Reconciliation of changes in equity (continued)

Called up £1 Ordinary share capital of the parent company

	Authorised	Allotted
		called-up
		and fully
		paid
	£m	£m

At 1 January 2004	1,400	1,191

Employee share option schemes – options exercised		–

At 31 December 2004	1,400	1,191

Employee share option schemes – options exercised		1

At 31 December 2005	1,400	1,192

Limitation of borrowings
The Articles of Association of Imperial Chemical Industries PLC state that borrowings after deducting cash, current asset investments and short-term deposits, must not exceed two and a half times the shareholders’ equity after adding back sums, calculated in accordance with US GAAP, equivalent to the unamortised balance of goodwill arising on acquisitions made after 1 January 1986. Any borrowings, cash or short-term investments held by subsidiaries in their capacity as trustee of a Group pension fund are excluded from the calculation. For the purposes of calculating the basis of the borrowings limits, in accordance with the Articles of Association, the total of the sums standing to the credit of capital and revenue reserves of the Company and its subsidiary undertakings, to be added to the nominal amount of the share capital of the Company, was £1,539m at 31 December 2005 (2004 £1,095m).

The Group has acquired, or is committed to acquire under forward contracts, 34.7 million shares or ADSs of the Company to hedge its obligations under the Senior Staff and Executive Share Options and Stock Appreciation Rights, the Performance Growth Plan and the Performance Share Plan. 4.3 million shares purchased in the market are held by a trust. In addition, the trust has entered into forward commitments to purchase 26.4 million shares at a weighted average cost of £4.78 per share (total balance sheet liability of £126m) in 2006, although the trust has the option to roll forward these commitments for further periods if required. These forward commitments include collateral requirements related to the prevailing share price of the Company. At 31 December 2005, no collateral is posted with the counterparties to these transactions. The contracts include the right to either take delivery of shares or to “net settle” the contracts in cash. These shares are intended to satisfy requirements for share options exercisable in the period 2006 to 2015.

27  Dividends

	2005	2004	2005	2004
	Pence per £1 Ordinary Share		£m	£m

2004 second interim, paid 15 April 2005	3.90	3.50	46	42

2005 first interim, paid 7 October 2005	3.75	3.40	45	40

Amounts recognised as distributions to equity holders in the period	7.65	6.90	91	82

	2006
	Pence per £1
	Ordinary Share	£m

2005 second interim, payable on 14 April 2006	3.95	47

The proposed 2005 second interim dividend will be submitted to the shareholders for confirmation at the Annual General Meeting and has not been recognised as a distribution to equity holders in reserves or included as a liability in these financial statements.

Impkemix Trustee Limited, a wholly owned subsidiary which acts as a trustee for the Imperial Chemical Industries PLC Employee Benefit Trust (the Trust) has waived the right to receive dividends on shares held by the Trust in its own name. Dividends received on shares allocated to beneficiaries and shares held in the form of American Depositary Shares (ADSs) are distributed, respectively, to beneficiaries and ADS shareholders.

Accounts	ICI Annual Report and Accounts 2005 99

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Notes relating to the Group accounts

28  Analysis of net debt

	Financing – debt							Cash	Net debt
								and cash
								equivalents*

	Loans		Derivatives	Short-term	Finance	Current	Total
	Due after	Due within		borrowings	leases	asset
	one year	one year		other than		investments
				overdrafts

	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 31 December 2004	(1,114)	(168)		(127)	(2)	22	(1,389)	469	(920)

IFRS 2005 transitional adjustments	(37)	27	(73)	14	–	–	(69)	–	(69)

Exchange adjustments	(96)	(2)	47	(9)	–	2	(58)	18	(40)

Cash flow	5	126	(26)	114	(1)	6	224	29	253

Acquisitions and disposals	–	–	–	–	–	–	–	(3)	(3)

Fair value movements	17	4	11	–	–	–	32	–	32

Other non-cash changes	153	(153)	–	–	1	(2)	(1)	3	2

At 31 December 2005	(1,072)	(166)	(41)	(8)	(2)	28	(1,261)	516	(745)

At 1 January 2004	(1,353)	(534)		(23)	(4)	–	(1,914)	588	(1,326)

Exchange adjustments	69	30		(20)	1	(16)	64	(7)	57

Cash flow	39	470		(84)	1	38	464	(108)	356

Acquisitions and disposals	(3)	–		–	–	–	(3)	(4)	(7)

Other non-cash changes	134	(134)		–	–	–	–	–	–

At 31 December 2004	(1,114)	(168)		(127)	(2)	22	(1,389)	469	(920)

* “Cash and cash equivalents” in the analysis of net debt includes cash at bank, deposits repayable on demand, overdrafts and investments and short-term deposits which had a maturity of three months or less on acquisition.

Reflected in the Group balance sheet at 31 December 2005

Non-current financial assets			33				33		33 †

Current financial assets			2			28	30		30

Cash and cash equivalents								522	522

Current financial liabilities		(166)	(51)	(8)			(225)	(6)	(231)

Non-current financial liabilities	(1,072)		(25)				(1,097)		(1,097)

Other creditors					(2)		(2)		(2)†

At 31 December 2005	(1,072)	(166)	(41)	(8)	(2)	28	(1,261)	516	(745)

†	Together with other items.

As reported in note 30, a number of financial instruments have been recognised in the opening balance sheet at 1 January 2005. Certain instruments have been included in net debt resulting in net debt being adjusted at 1 January 2005 as shown above. The own shares that the Group has acquired, or is committed to acquire under forward contracts, to hedge its obligations under various share option schemes are included in treasury stock under IAS 32. The amount included in net debt as at 1 January 2005, reflecting the extent that the contracts are ‘out of the money’, is £63m. Interest rate swaps are now recognised at fair value and certain loans previously held at amortised cost are now adjusted for fair value attributable to hedged risk. This resulted in an increase in net debt of £6m through an increase in the value of loans of £14m, partly offset by a reduction in the value of swaps of £8m.

29   Acquisitions and disposals

Acquisitions
On 1 September 2005, the Group acquired the trade and assets of the Celanese redispersible powder polymers business for £15m, satisfied in cash. The business produces polymer emulsions. Goodwill of £5m has arisen on the acquisition, reflecting some of the expected synergies to be gained as the acquisition is fully integrated into the business. The results of the Group for the year include less than £1m of profit attributable to the acquisition. It is not practicable to identify the revenue and result of the acquired business as if it was assumed to have been acquired at the start of the year, due to the synergies arising from the integration of the business into existing operations.

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29 Acquisitions and disposals (continued)

The acquisition had the following effect on the Group’s assets and liabilities:

Net assets at the acquisition date

2005
Recognised
values
£m

Property, plant and equipment	5

Intangible assets	3

Inventories	2

Net identifiable assets and liabilities	10

Goodwill on acquisition	6

Consideration paid, satisfied in cash	15

Cash acquired	–

Net cash outflow	15

Reconciliation to Group cash flow statement

Net cash outflow from material acquisitions	15

Cash outflow from other acquisitions	8

Total cash outflow from acquisitions	23

There were no fair value adjustments to the recognised values of the assets and liabilities above.

Disposals
On 7 February 2005, the Group completed the sale of the Vinamul Polymers business (part of the Specialty Synthetic Polymers division of National Starch) for £111m, satisfied in cash, and the control of the business passed to the acquirer. The net disposal proceeds were used to reduce Group debt.

On 30 April 2004, the Group completed the sale of the Quest Food Ingredients business for £249m, satisfied in cash, on which date the control of the business passed to the acquirer. The disposal was effected in order for Quest to focus on its flavour and fragrance businesses.

These disposals had the following effect on the Group’s assets and liabilities:

	2005	2004
	National	Quest Food
	Starch	Ingredients
	Vinamul
	Polymers
	£m	£m

Property, plant and equipment	(96)	(60)

Intangible assets	(1)	–

Inventories	(12)	(24)

Trade and other receivables	(17)	(13)

Cash and cash equivalents	(3)	(4)

Trade and other payables	21	11

Post-retirement benefit liabilities	23	21

Net identifiable assets and liabilities (at date of completion)	(85)	(69)

Consideration received, satisfied in cash	(114)	(253)

Cash disposed of	3	4

Net cash (inflow)	(111)	(249)

Reconciliation to Group cash flow statement

Net cash (inflow) from material disposals	(111)	(249)

Cash (inflow) from other disposals	(17)	(42)

Payments in respect of disposals in 2004 or later	20	12

Total cash (inflow) from disposals	(108)	(279)

Accounts	ICI Annual Report and Accounts 2005 101

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Notes relating to the Group accounts

30 Financial instruments

Exposure to credit, interest rate, commodity price and currency risks arise in the normal course of the Group’s business. Derivative financial instruments are used to hedge exposure to fluctuations in foreign exchange rates, interest rates and commodity price movements. The Group’s treasury objectives, risk management strategies and policies are discussed in the Operating and financial review on pages 22 and 23.

(a) Exemption to restate comparative information for IAS 32 and IAS 39
The comparative information in these financial statements does not comply with IAS 32 and IAS 39 as the Group has elected to apply the exemption in IFRS 1. As a result of these standards, a number of financial instruments have been recognised or revalued in the opening balance sheet at 1 January 2005 decreasing reserves by £63m (see note 26). The own shares that the Group has acquired, or is committed to acquire under forward contracts, to hedge its obligations under various share option schemes, have been included as treasury stock under IAS 32 and debited to reserves on transition. This has been partly offset by the release of a provision held under UK GAAP relating to the same liability, resulting in a debit of £56m to reserves. Interest rate swaps have been restated to fair value and certain loans previously held at amortised cost are now adjusted for fair value attributable to hedged risk resulting in an additional net debit to reserves of £6m. There has also been a further £1m debit arising from the inclusion of corn futures in the National Starch business.

(b) Interest rate risk
The interest rate profile of the Group’s financial assets and financial liabilities at 31 December 2005, after taking into account the effect of interest rate and currency swaps, is set out in the tables below. Further quantitative analysis of the sensitivity to movements in interest rates is reported in the Operating and financial review on pages 22 and 23.

Hedging
Interest rate swaps, denominated in US dollars and Sterling, have been executed to hedge the Group’s exposure to interest rate risks in accordance with its interest rate policy. These swaps are matched in maturity to the underlying debt. At 31 December 2005, the Group had interest rate swaps with a notional contract amount of £2,330m (2004 £1,860m). The maturity profile of the net fixed rate exposure on loans is spread over several years to reduce re-financing and re-pricing risk and matures between 2006 and 2013.

Interest rate swaps (including those in effective fair value hedging relationships) are measured at fair value under IAS 39. The fair value of interest rate swaps at 1 January 2005 was adjusted against the opening balance of the hedging reserve at that date. This amounted to a gain of £8m. The fair value adjustment relating to loans that form part of designated fair value hedge relationships at 1 January 2005 was a loss of £14m.

The fair value of interest rate swaps recognised as hedges at 31 December 2005 is a net liability of £4m (comprised of assets of £17m and liabilities of £21m).

From 1 January 2005 interest rate swaps designated as fair value hedges are fair valued through the income statement as part of net finance expense. Underlying loans that form part of fair value hedge relationships are adjusted for fair value attributable to hedged risk through the income statement to offset any mark-to-market adjustment arising on the interest rate swaps. Hedge documentation is prepared for all fair value hedges at inception and effectiveness testing is carried out quarterly. All designated hedges have remained effective throughout the current financial year.

Financial assets

	2005

	At fixed	At floating	Interest	Total
	interest	interest	free
	rates	rates
	£m	£m	£m	£m

Cash and cash equivalents

Sterling	–	71	10	81

US dollar	–	21	9	30

Euro	–	19	27	46

Japanese yen	–	4	2	6

Other currencies	–	149	82	231

	–	264	130	394

Other financial assets

Sterling				175

US dollar				287

Euro				212

Japanese yen				33

Other currencies				425

				1,132

Total financial assets				1,526

102 ICI Annual Report and Accounts 2005	Accounts

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30 Financial instruments (continued)

(b) Interest rate risk (continued)

Financial assets (continued)

At 31 December 2005 the financial assets of the Group comprised (*):

2005
£m

Non-current assets

Investments in associates	19

Financial assets – investments (1)	20

Financial assets – loans (2)	20

Trade and other receivables (2)	74

133

Current assets

Trade and other receivables (2)	994

Financial assets (1)	28

Cash and cash equivalents	522

Less financial assets of insurance subsidiaries*	(151)

1,393

1,526

* Includes cash and cash equivalents of £128m and trade and other receivables of £23m.

Applying the categorisation rules of financial assets in accordance with IAS 39 the above classes of assets are: (1) Held-to-maturity investments and (2) Loans and receivables. None of the Group’s financial assets, with the exception of derivative assets, are held at fair value.

As the comparative information in these financial statements is not in accordance with IAS 32 and IAS 39, the following table for 2004 is presented in accordance with UK GAAP.

	2004

	All fixed	At	Interest	Total
	interest	floating	free
	rates	interest
		rates
	£m	£m	£m	£m

Cash and cash equivalents

Sterling	–	82	16	98

US dollar	–	39	60	99

Euro	–	3	42	45

Japanese yen	–	–	3	3

Other currencies	–	37	125	162

	–	161	246	407

Fixed asset investments and debtors due after more than one year

Sterling				–

US dollar				41

Euro				1

Other currencies				19

Total financial assets				468

As at 31 December 2004 the financial assets of the Group comprised:
				2004
				£m

Investments in participating and other investments

Other investments

Shares				17

Loans				18

Debtors due after more than one year				26

Current asset investments and short-term deposits				105

Cash				396

Less financial assets of insurance subsidiaries				(94)

				468

Accounts	ICI Annual Report and Accounts 2005 103

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Notes relating to the Group accounts

30 Financial instruments (continued)

(b) Interest rate risk (continued)

Financial assets (continued)

Floating rate financial assets comprise bank deposits bearing interest at rates fixed in advance for periods ranging from 1 day to 12 months by reference to the relevant inter-bank rate. The weighted average interest rates for fixed asset investment loans are 6.3% and for cash and cash equivalents 4.3%.

Purchases or sales of financial assets are accounted for at settlement date.

Financial liabilities

	2005

	At fixed	At floating	Interest	Total
	interest	interest	free
	rates	rates
	£m	£m	£m	£m

Sterling	–	(68)	706	638

US dollar	–	631	464	1,095

Euro	–	493	274	767

Japanese yen	–	110	49	159

Other currencies	–	127	453	580

	–	1,293	1,946	3,239

The weighted average interest rates for fixed financial liabilities are: Sterling n/a (2004 n/a); US dollar n/a (2004 7.8%); Euro n/a (2004 3.3%); Japanese yen n/a (2004 n/a); other currencies n/a (2004 n/a). Floating rate financial liabilities bear interest based upon short-term inter-bank rates.

The weighted average period for which rates are fixed are: Sterling n/a (2004 n/a); US dollar n/a (2004 2 years); Euro n/a (2004 8 years); Japanese yen n/a (2004 n/a); other currencies n/a (2004 n/a).

Interest rate swaps have created a fully floating book during the current financial year in line with Group policy. The impact on loans, post interest rate swaps, is that interest rates will re-price between 3 months and 12 months. Short-term borrowings re-price within 3 months. The sensitivity analysis provided in the Operating and financial review on page 23 indicates the Group’s risks in relation to interest rate changes.

The figures shown above take into account various interest rate swaps, currency swaps and forward exchange contracts used to manage the interest rate and currency profile of financial assets and financial liabilities.

At 31 December 2005 the financial liabilities of the Group comprised:

2005
£m

Non-current liabilities

Loans	1,072

Derivative liabilities	25

Derivative assets(*)	(33)

Finance leases	1

Other creditors	39

1,104

Current liabilities

Short-term borrowings	14

Current instalments of loans	166

Derivative liabilities	51

Derivative assets (*)	(2)

Trade and other payables	807

Finance leases	1

Other creditors	1,098

2,135

3,239

(*)	Note: Derivative assets (relating to interest rate swaps) are included within the financial liabilities table as the majority arise through the management of the debt book. The fair value of the underlying loans and related derivative liabilities are also presented in the financial liabilities table above and to understand the fair value of the overall book it is appropriate to also include derivative assets.

104 ICI Annual Report and Accounts 2005	Accounts

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30 Financial instruments (continued)

(b) Interest rate risk (continued)

Financial liabilities (continued)

As the comparative information in these financial statements is not in accordance with IAS 32 and IAS 39, the following table for 2004 is presented in accordance with UK GAAP.

	2004

	At fixed	At floating	Total
	interest	interest
	rates	rates
	£m	£m	£m

Sterling	11	(62)	(51)

US dollar	259	545	804

Euro	7	460	467

Japanese yen	–	98	98

Other currencies	–	115	115

	277	1,156	1,433

2004
£m

Short-term borrowings	137

Current instalments of loans	165

Loans	1,117

Other creditors due after more than one year

Other creditors	13

Finance leases	1

1,433

(c) Income statement and equity
In 1999 the Group had a US$1bn interest rate swap that was used to manage its interest rate exposure. When the underlying item was removed from the Group’s balance sheet as a result of a divestment transaction, the swap was no longer performing as a hedge. To manage this exposure, the Group elected to trade a new “equal and opposite” swap that effectively closed out its exposure to the original US$1bn swap. By trading this “equal and opposite” swap, the Group was in substance terminating the US$1bn swap. This transaction did however lock in a negative carrying value (i.e. a fixed interest expense) until the maturity of both swaps in 2007. At 1 January 2005, as a result of the transition to IAS 39, these two swaps were fair valued through the hedging reserve. They are fair valued through the income statement from this date onwards, giving rise to very minimal interest rate risk for the Group. This has resulted in a gain of £1m during the year. Interest is paid and received in US dollars each quarter.

The interest rate component of cross currency swaps is recognised in the income statement as it is not part of an effective hedge relationship. Only the foreign exchange component (see section (e) of this note) is utilised to hedge net investments in accordance with Group policy. The fair value movement on the interest rate component in 2005 was £nil. Cross currency swaps have a nominal amount at the balance sheet date of £360m and mature on a range of dates up to August 2007.

Accounts	ICI Annual Report and Accounts 2005 105

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Notes relating to the Group accounts

30 Financial instruments (continued)

(d) Liquidity risk

The maturity profile of the Group’s financial liabilities, as defined in section (b) of this note, at 31 December 2005 was as follows:

2005
£m

In one year or less	2,135

In more than one year but not more than two years	475

In more than two years but not more than three years	300

In more than three years but not more than four years	1

In more than four years but not more than five years	24

In more than five years	304

3,239

The comparative information in these financial statements does not comply with IAS 32 and IAS 39 as the Group has elected to apply the exemption under IFRS 1. The following table for 2004 has been presented in accordance with UK GAAP.

The maturity profile of the Group’s financial liabilities, as defined in section (b) of this note, at 31 December 2004 was as follows:

2004
£m

In one year or less	302

In more than one year but not more than two years	172

In more than two years but not more than five years	670

In more than five years	289

1,433

(e) Foreign currency risk
The Group mainly is exposed to foreign currency risk arising on sales, purchases and borrowings outside of Group functional currencies. All derivatives managing currency exposures are stated in the balance sheet at fair value. The Operating and financial review on page 23 indicates the Group’s sensitivity to currency risks.

Transaction exposure hedging
The Group hedges all exposures arising from sales and purchases where markets exist to hedge working capital exposure in line with foreign currency policy. The Group uses forward exchange contracts to hedge its foreign currency risk. All of the forward contracts have maturities of less than one year at the balance sheet date. Hedge accounting is not applied for derivatives used to manage these currency exposures. Both the changes in fair value of the forward contracts and the foreign exchange gains and losses relating to the underlying monetary items are recognised as part of operating profit. The fair value of forward exchange contracts used to manage transaction exposure is £nil at 31 December 2005 (2004 £1m).

Forecast cash flow hedging
In addition to transaction hedging, the Group also hedges foreign exchange exposures arising from firm commitments and forecast transactions. After 1 January 2005, these transactions are accounted for as cash flow hedges in accordance with the defined accounting policy and hedge documentation is prepared for all cash flow hedges at inception and effectiveness testing is carried out quarterly.

Gains and losses on cash flow hedges that have been deferred in the cash flow hedging reserve during the period, in addition to those that have been recycled through the income statement, are shown in the table below.

Cash flow hedging reserve movements

2005
£m

Brought forward cash flow hedging reserve at 1 January 2005	(1)

Amounts deferred in the period on effective cash flow hedges	2

Amounts removed from the reserve and recognised in the income statement	–

Amounts removed from the reserve and capitalised in the balance sheet	–

Carried forward cash flow hedging reserve at 31 December 2005	1

Note 1: no comparative information is provided as the Group elected not to restate 2004 for IAS 32 and IAS 39.

Note 2: the above table also includes effective commodity price hedges where gains and losses have been deferred to future periods (see section (f) of this note).

The cash flow relating to firm commitments and forecast transactions are all expected to occur in the next 15 months.

106 ICI Annual Report and Accounts 2005	Accounts

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30 Financial instruments (continued)

(e) Foreign currency risk (continued)

Hedge of net investment in foreign subsidiaries
The Group hedges its net investment in foreign entities by denominating external debt in a mix of foreign currencies, and through the use of cross currency swaps and liquidity forwards. Section (b) of this note shows the currency mix of debt at 31 December 2005 and 31 December 2004 after taking into account the impact of derivatives. The Group applies hedge accounting, in accordance with the defined accounting policy, for all net investment hedges. Hedge documentation is prepared for all net investment hedges at inception and effectiveness testing is carried out quarterly from 1 January 2005.

The Group recognises gains and losses on debt, cross currency swaps and liquidity forwards in equity, up to the level of net assets in accordance with Group Policy. For all or part of the year the borrowings have exceeded the net assets on a currency-by-currency basis. For the portion that has exceeded the net assets, the gains and losses are recognised in the income statement. This has resulted in a gain of £2m (2004 £15m) for the year which has been disclosed on the face of the income statement within special items.

(f) Commodity price risk
The Group purchases corn futures in the US and Europe to hedge its price exposure to this commodity. These futures are accounted for as hedges in accordance with the defined accounting policy from 1 January 2005. Hedge documentation is prepared for all hedge relationships at inception and effectiveness testing is carried out quarterly.

The fair value of unrealised futures is recognised on the balance sheet. Once purchased, all gains and losses on futures are capitalised into the carrying value of the raw materials.

The hedges have been fully effective during the period and at 31 December 2005 a gain of £1m has been deferred in the cash flow hedging reserve. The movements in the cash flow hedging reserve are included in the table in section (e) of this note.

(g)  Fair values
The fair values together with the carrying amounts shown in the balance sheet are as follows (comparative carrying amounts are not restated for IAS 39).

	2005

	Notional	Carrying	Fair
	principal	values *	values *
	amounts *
	At 31 Dec	At 31 Dec	At 31 Dec

	£m	£m	£m

Investments in associates†	19	19	19

Other investments†	40	40	40

Cash and cash equivalents†	394	394	394

Trade and other receivables†	1,045	1,045	1,045

Current asset investments†	28	28	28

Short-term borrowings	(14)	(14)	(14)

Loans	(1,245)	(1,238)	(1,280)

Trade and other payables†	(807)	(807)	(807)

Other creditors and accruals†	(1,137)	(1,137)	(1,137)

Financial liabilities	(35)	(35)	(35)

Currency swaps	2	(1)	(1)

Interest rate swaps	2,330	(10)	(10)

Liquidity forwardsø	–	3	3

Total net liabilities		(1,713)	(1,755)

Financial assets		1,526

Financial liabilities		(3,239)

		(1,713)

*	( ) = liability
†	The fair value approximates to the carrying value.
ø	Liquidity forwards are hedging debt and are therefore included in the financial liabilities total.

The total decrease in the fair value of long-term debt net of associated hedges for the year ended 31 December 2005 of £75m arose from the net repayment of loans (£131m), adverse movements on foreign exchange (£101m) and favourable movements due to changes in interest rates (£45m).

Where interest rate and currency instruments are designated to a group of borrowings or cash and cash equivalents with similar characteristics, altering their interest rate or currency profile, the net cash amounts to be received or paid on the agreements are accrued in current assets or liabilities and recognised as an adjustment to interest income or expense (“accrual accounting”).

Loans that are part of fair value hedge relationships (see section (b) of this note) are held in the balance sheet at fair value and at 31 December 2005 amounted to £1,170m. All other loans are held at amortised cost and the carrying value in the balance sheet is £68m, at 31 December 2005.

Accounts	ICI Annual Report and Accounts 2005 107

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Notes relating to the Group accounts

30 Financial instruments (continued)

(g) Fair values (continued)
As the comparative information in these financial statements is not in accordance with IAS 32 and IAS 39, the following table for 2004 is presented in accordance with UK GAAP.

	2004

	Notional	Carrying	Fair
	principal	values *	values *
	amounts *
	At 31 Dec	At 31 Dec	At 31 Dec

	£m	£m	£m

Interest in participating and other investments – other investments†	35	35	35

Current asset investments and short-term deposits†	81	81	81

Cash†	326	326	326

Other financial assets†	26	26	26

Short-term borrowings	(135)	(137)	(137)

Loans	(1,279)	(1,278)	(1,355)

Other financial liabilities	(14)	(14)	(14)

Currency swaps	(3)	(4)	(2)

Interest rate swaps	1,860	–	12

Total net liabilities		(965)	(1,028)

Financial assets		468

Financial liabilities		(1,433)

		(965)

*	( ) = liability
†	The fair value approximates to the carrying value.

(h) Estimation of fair values
 The following summarises the major methods and assumptions used, applied consistently, in estimating the fair value of financial instruments reflected in the tables in section (g).

Derivatives
The fair value of all derivatives are estimated from discounted anticipated cash flows utilising a risk-adjusted zero coupon yield curve in the relevant currencies.

Interest-bearing loans and borrowings
The fair value of all the loans is estimated from discounted anticipated cash flows utilising a risk-adjusted zero coupon yield curve in the relevant currencies. A credit spread is added to yield curves to obtain an accurate basis for fair valuation.

Trade and other receivables/payables
For all receivables and payables, the notional amount is deemed to reflect the fair value.

Securities
Where available fair value is based on quoted market prices at the balance sheet date without any deduction for transaction costs.

Where discounted cash flow techniques are used, estimated cash flows are based on management’s best estimates and the discount rate is a market related rate for a similar instrument at the balance sheet date.

(i) Credit risk
Surplus funds are invested in high quality liquid marketable investments, including money market instruments, government securities and asset backed securities. Investments are of a plain vanilla nature with no embedded interest rate options. The majority of asset backed securities have some risk of early redemption, but are of a floating rate nature and hence have minimal fixed interest rate risk. There are no investments of a fixed rate nature with maturity greater than one year and consequently the fair value of investments is considered to be materially the same as the value in the Group's balance sheet.

The Group's exposure to credit risk is controlled by setting a policy for limiting credit exposure to counterparties, which is reviewed annually, and reviewing credit ratings and limiting individual aggregate credit exposures accordingly. The Group considers the possibility of material loss in the event of non-performance by a financial counterparty to be unlikely.

At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

The notional amounts of financial instruments used in debt and currency management do not represent amounts exchanged by the parties and, thus, are not a measure of the credit risk to the Group arising through the use of these instruments. The immediate credit exposure of financial instruments is represented by those financial instruments that have a positive fair value at the balance sheet date. At 31 December 2005 the aggregate value of all financial instruments with a positive fair value (assets) was £16m for currency swaps (2004 £49m), £17m for interest rate swaps (2004 £22m) and £6m for forward contracts (2004 £2m).

The Group deposits central funds, when available, with highly rated banks in line with Group policy. The central funds on deposit at the balance sheet date were £76m (2004 £6m).

108 ICI Annual Report and Accounts 2005	Accounts

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30  Financial instruments (continued)

(j)  Collateral
The Group has used financial assets as collateral for the following securitisations programmes:

Trade debtors includes amounts which have been securitised with a financial institution. An amount of £nil (2004 £104m) is included within short-term borrowings as the Group retains the risks in relation to this amount. Accordingly, the financial institution has the rights over amounts included within trade debtors of £196m at 31 December 2005 (2004 £168m) (up to a maximum of its loan).

The Company has also provided an asset-backed guarantee, via a wholly owned subsidiary, ICI Receivables Funding Ltd (the “SPV”) specifically incorporated to provide the guarantee, for £250m to support its commitments for the ICI Pension Fund (see note 33). The asset-backed guarantee is secured by way of fixed and floating charges over certain trade debtors and cash of certain Group companies, which have been assigned to the SPV. At 31 December 2005, £268m of trade debtors (2004 £251m), £5m of cash and cash equivalents (2004 £80m) were assigned to the SPV. The collateral is held against that commitment.

(k)  Borrowing facilities
Committed undrawn facilities available to the Group at 31 December in respect of which all conditions precedent had been met at that date were as follows:

	2005	2004
	£m	£m

Expiring in one year or less	224	–

Expiring in more than one year and less than two years	–	355

Expiring in more than two years	406	363

	630	718

(l) Hedges
As the comparative information in these financial statements is not in accordance with IAS 32 and IAS 39, the following table for 2004 is presented in accordance with UK GAAP.

The table below analyses movements in the fair values of derivatives used to hedge financial assets and financial liabilities for 2004:
	Fair value	Fair value	Total net
	assets	liabilities	assets/
			(liabilities)
	£m	£m	£m

Unrecognised gains and losses on hedges at 1 January 2004	134	(142)	(8)

Gains and losses arising in previous years that were recognised during the year	(47)	64	17

Gains and losses arising before 1 January that were not recognised during the year	87	(78)	9

Gains and losses arising in the year that were not recognised during the year	(14)	4	(10)

Unrecognised gains and losses on hedges at 31 December 2004	73	(74)	(1)

Of which:

Gains and losses expected to be recognised within 1 year	2	(40)	(38)

Gains and losses to be recognised after more than 1 year	71	(34)	37

	73	(74)	(1)

(m) Currency management
As the comparative information in these financial statements is not in accordance with IAS 32 and IAS 39, the following table for 2004 is presented in accordance with UK GAAP.

The financial instruments used in currency management are accounted for as described in the Group’s accounting policies on pages 58 and 59.

The notional principal amounts and fair values for forward exchange contracts used in currency management are as follows for 31 December 2004.
	Notional	Carrying		Fair values	*
	principal	values	*
	amounts *
	£m	£m		£m

Hedging working capital		1		1

Forward contracts to buy currency	67

Forward contracts to sell currency	(58)

Hedging anticipated cash flows		–		–

Currency contracts to buy currency	–

Currency contracts to sell currency	–

Hedging debt		(13)		(12)

Forward contracts to buy currency	470

Forward contracts to sell currency	(483)

*	( ) = liability

The carrying values of currency hedging instruments do not materially differ from the fair values based on quoted market prices.

Accounts	ICI Annual Report and Accounts 2005 109

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Notes relating to the Group accounts

31 Leases

	2005	2004
	£m	£m

Total rentals under operating leases, charged as an expense in the income statement

Minimum lease payments	7	8

Sub-lease payments	56	50

Total	63	58

Future minimum sub-lease payments of £1m (2004 £1m) are expected to be received under non-cancellable sub-leases at the balance sheet date.

	2005	2004
	£m	£m

Commitments under non-cancellable operating leases to pay rentals during the year following the year of these accounts, analysed according to the period in which each lease expires

Expiring within 1 year	11	11

Expiring in years 2 to 5	29	30

Expiring thereafter	22	21

	62	62

	Operating leases		Finance leases

	2005	2004	2005	2004
Obligations under leases comprise	£m	£m	£m	£m

Rentals due within 1 year	62	62	1	1

Rentals due after more than 1 year

From 1 to 2 years	51	49	–	–

From 2 to 3 years	43	38	–	–

From 3 to 4 years	32	28	–	–

From 4 to 5 years	27	22	–	–

After 5 years from balance sheet date	107	102	1	1

	260	239	1	1

	322	301	2	2

Less amounts representing interest			–	–

Present value of net minimum lease payments			2	2

Less current lease obligations			(1)	(1)

Non-current lease obligations			1	1

The difference between the future minimum lease payments at the balance sheet date and the present value is not significant. Obligations under finance leases are included in trade and other payables (note 20). The Group had no commitments under finance leases at the balance sheet date which were due to commence thereafter.

The Group leases items of land and buildings under operating leases, which are used in ongoing business activities. The lease terms vary and are subject to renewal clauses upon expiry.

110 ICI Annual Report and Accounts 2005	Accounts

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32 Commitments and contingent liabilities

	2005	2004
	£m	£m

Commitments for capital expenditure not provided for in these accounts (including acquisitions)

Contracts placed for future expenditure	19	25

Expenditure authorised but not yet contracted	81	98

	100	123

Contingent liabilities existed at 31 December 2005 in connection with guarantees of borrowings and uncalled capital relating to subsidiary and other undertakings and guarantees relating to pension funds, including the solvency of pension funds. On a consolidated basis, the Group had no contingent liability in respect of guarantees of borrowings and uncalled capital for the Group at 31 December 2005 (31 December 2004: £nil).

The Group is also subject to contingencies pursuant to requirements that subsidiaries comply with relevant laws, regulations and standards. Such violations, in particular provisions of environmental, health and safety laws (including spills or other releases of hazardous substances to the environment) or of permit or approval requirements, could result in restrictions on the operation of the Group’s facilities, damages, fines or other sanctions, increased costs of compliance, as well as reputational damage. ICI is also subject to environmental laws and regulations, principally in respect of soil and groundwater remediation, that in the future may require it to take action to correct effects on the environment of prior disposal or release of chemical substances by the Group or other parties.

ICI has established provisions in respect of future environmental, health and safety liabilities that are not covered by enforceable indemnities from third parties, for which expenditure is probable and the cost of which can be estimated within a reasonable range of outcomes. These actual and potential liabilities, however, are inherently difficult to predict and to quantify. Existing provisions could therefore be inadequate to cover these liabilities, and additional costs to meet such actual and potential obligations could have an adverse effect on the Group’s results of operations, cash flow and financial condition.

The Glidden Company (“Glidden”), a wholly owned subsidiary of ICI, is a defendant, along with former producers of lead pigment and former producers of lead pigment based paint as well as other lead product manufacturers and their trade associations, in a number of law suits in the United States. These law suits seek damages for alleged personal injury caused by lead pigment based paint or the costs of removing lead pigment based paint. An alleged predecessor of Glidden manufactured lead pigments until the 1950s and lead pigment based consumer paint until the 1960s. Glidden is currently a defendant in three active suits (The City of New York v. Lead Industries Association, Inc, et al. (1989), Smith v. Lead Industries Association, Inc, et al. (1999) and Hurkmans v. Salczenco, et al. (2005)) and is also named in one unserved case. Glidden continues to believe that it has strong defences to all of the pending cases, has denied all liability and will continue to defend all such actions.

In 1986, a subsidiary of ICI purchased a newly formed company, now Glidden, from a predecessor of Millennium Holdings LLC (“the Seller”), now a subsidiary of Lyondell Chemical Company. Under the sale agreement, the Seller agreed to indemnify Glidden against certain claims relating to certain pre-completion liabilities, and Glidden also gave certain indemnities to the Seller. Whilst Glidden did not acquire any assets or liabilities for the manufacture or sale of lead pigments, the Seller, however, has previously asserted that it is entitled to indemnification under the sale agreement for certain liabilities it may have relating to lead pigment and/or lead pigment based paint litigation. Glidden, which has assumed all of the purchaser’s rights and obligations under the sale agreement, believes that it has no such obligation to indemnify the Seller. The above indemnity claims have not been ruled on by any court.

In July 2004, ICI received a request for information from the European Commission relating to alleged cartel activity in the European Methacrylates market. In ICI’s case, the allegations concern a period starting in 1995 and ending when it sold its Acrylics business in 1999. During 2005, the Commission issued a statement of objections, alleging that ICI’s former Acrylics business was involved in breaches of European competition law and, during the fourth quarter, ICI provided a written response to the Commission and attended an oral hearing. ICI’s policy is to conduct its business in full compliance with the applicable competition laws. ICI will continue to assist the European Commission with this matter. Their decision is expected in 2006.

During January and February 2006, a number of purported class action lawsuits were filed, currently in the US District Court for the Eastern District of Pennsylvania and the US District Court for the District of New Jersey, on behalf of purchasers of methyl methacrylate who claim to have suffered anti-trust injury as a result of alleged cartel activity referred to in the paragraph above. Along with other parties, ICI has been named as a defendant.

With respect to each of the claims and proceedings described in the four paragraphs above, ICI is unable to make estimates within a reasonable range of outcomes of the loss to which the claims or proceedings may give rise. Disclosure of the amount sought by claimants and plaintiffs (where known) is not considered meaningful with respect to these claims and proceedings, however, an unfavourable outcome of one or more of these matters could have a material effect on the Group’s results of operations, cash flow or financial position.

The Group is also subject to various other claims or legal proceedings, principally in the United Kingdom and United States, including the following:

In May 2003, the Kanagawa City Health and Medical Bureau in Japan required Quest Japan to recall flavours containing an ingredient known as WS3. The Japanese health authorities acknowledged that WS3 posed no risk to human health, but nevertheless argued that technically it was not approved for use in Japan. Quest has settled its dispute, without admission of liability, with two of the affected customers. It remains possible that the third affected customer may commence proceedings seeking to recover alleged damages.

From the early 1970s until 1999 ICI Americas Inc (“ICIA”), a subsidiary, operated and maintained, on behalf of the US Army, two manufacturing facilities. Employees at each facility were employed by ICIA and were members of ICIA pension schemes. The US Army reimbursed to ICIA the cost of contributions to each pension scheme. Upon termination of the contract in 1999 each of the schemes carried a surplus. In September 2004 the US Army Contracting Officer issued a final determination holding that termination of the contract triggered a refund to the US Government of an amount equal to the value of the 1999 pension surplus. ICIA is appealing the final determination to the Armed Services Board of Contract Appeals.

Following ICI’s trading statement on 25 March 2003, three purported class action lawsuits were filed in the US Federal District Court for

Accounts	ICI Annual Report and Accounts 2005 111

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Notes relating to the Group accounts

32 Commitments and contingent liabilities (continued)

the Southern District of New York on behalf of ICI shareholders who purchased ICI ADRs and Ordinary Shares between August 2002 and March 2003. The lawsuits, which have now been consolidated into a single action, allege that prior to the trading statement ICI failed todisclose properly the extent of customer service problems at Quest following the implementation of new enterprise resource planning systems in 2002. In September 2004 the court dismissed a number of the plaintiffs’ claims. ICI continues to contest the remaining claims.

On 30 April 2004 ICI sold its Quest Food Ingredients business to Kerry Group PLC (“Kerry”) for US$440m. Kerry has raised a number of issues regarding potential claims under the sale and purchase agreement. No proceedings have been commenced.

The Directors do not believe that the outcome of the matters described in the four paragraphs above will have a material effect on the Group’s financial position.

In recent years, the Group has carried out a programme of strategic disposals, in the course of which the Group has given to other parties certain indemnities, warranties and guarantees, including indemnities, warranties and guarantees relating to known and potential latent environmental, health and safety liabilities. There are also a number of contracts relating to businesses which the Group exited as part of its disposal programme which have not been novated to the purchasers of these businesses.

The Group’s 50% interest in Teesside Gas Transportation Ltd (“TGT”) was sold, during 1996, to a subsidiary of its other shareholder, Enron Europe Ltd (“Enron”) which is currently in administration. TGT contracted with the owners of a distribution network (the CATS parties) to purchase pipeline capacity for North Sea gas and the commitment is guaranteed severally on a 50:50 basis by ICI and Enron. The present value of the commitment guaranteed by ICI at 31 December 2005 is estimated at £92m. On the sale of the Group’s interest in TGT to Enron, ICI received the benefit of a counter guarantee from Enron’s parent, Enron Corp. Enron Corp. sought Chapter 11 bankruptcy protection in the USA on 2 December 2001.

The Group’s interest in Teesside Power Ltd (“TPL”) was sold on 31 December 1998 to Enron Teesside Operations Ltd (“ETOL”). TPL had previously contracted with certain gas sellers for the purchase of gas. Enron Corp. and ICI had guaranteed on a several basis the liability of TPL to the gas sellers in the proportions 70% and 30% respectively. On the sale of the Group’s interest in TPL to ETOL, ICI received the benefit of a counter indemnity from ETOL and a guarantee from Enron Corp. in respect of ICI’s 30% guarantee commitment to the gas sellers. As mentioned above, Enron Corp. has sought Chapter 11 bankruptcy protection in the USA. ETOL went into administrative receivership in April 2003, and sold its business and assets to Sembcorp Utilities Teesside Ltd (“Sembcorp”); however, the counter indemnity to ICI was not transferred to Sembcorp and remained a liability of ETOL which is now in liquidation. The present value of the gas purchase commitment guaranteed by ICI at 31 December 2005 is estimated at £96m.

The numbers quoted in the two paragraphs above are ICI’s current estimates of its maximum potential liability.

The only significant take-or-pay contract entered into by subsidiaries is for the purchase of electric power in the UK, which commenced in the second quarter of 1998, for 15 years. The value of this commitment at 31 December 2005 is estimated at £108m.

The ultimate outcome of the matters described in this note is subject to many uncertainties, including future events and the uncertainties inherent in litigation. The Group has made provision in its financial statements for such matters to the extent that losses are presently considered probable and estimable. However, these matters involve substantial sums, and an unfavourable outcome of one or more of these matters could have a material effect on the Group’s results of operations, cash flow or financial position.

33 Related party transactions

Related party transactions The following information is provided in accordance with IAS 24 Related Party Disclosures, as being material transactions with related parties during 2005.

Related party: IC Insurance Ltd and its subsidiaries, disclosed as a principal associate on page 83.

Transactions: Funds on deposit with ICI Finance PLC amounted to £10m (2004 £10m).

Related party: ICI Pension Trustees Ltd

Transactions: In recognition of a deficit for funding purposes of £657m and a funding ratio of 90.9% at 31 March 2005 identified as a result of the completion of the valuation of the ICI UK Pension Fund (“the Fund”), the Company has agreed to make “top-up” contributions to the Fund over the next nine years, comprising annual payments of £122m for the first four years, starting in 2006, and annual payments of £62m for the following five years.

The Company has also provided an asset-backed guarantee, via a wholly owned subsidiary, ICI Receivables Funding Ltd (“the SPV”) specifically incorporated to provide the guarantee, for £250m to support its commitments to the Fund. The asset-backed guarantee is secured by way of fixed and floating charge over the receivables of certain Group companies, which have been assigned to the SPV and by way of cash and cash equivalents deposited with the SPV. At 31 December 2005, £268m (2004 £251m) of trade debtors and £5m (2004 £80m) of cash and cash equivalents were assigned to the SPV.

112 ICI Annual Report and Accounts 2005	Accounts

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34 Interest in joint ventures

The Group’s material joint ventures at 31 December 2005 are:
	Proportion	Principal
	held by	activities
	ICI %

Arkem (PTY) Limited	50	Sale of speciality chemicals

Purbond AG	50	Manufacturer of polyurethane adhesive products

National Starch Turkey	50	Local solutions provider for emulsion polymers

Interest in joint ventures
Included in the consolidated financial statements are the following items that represent the Group’s interest in the assets and liabilities, revenues and expenses of the joint ventures.

	2005	2004
	£m	£m

Non-current assets	3	3

Current assets	3	1

Total assets	6	4

Current liabilities	(2)	–

Non-current liabilities	–	–

Total liabilities	(2)	–

Net assets	4	4

Revenue	8	8

Expense	(7)	(8)

Profit before tax	1	–

Accounts	ICI Annual Report and Accounts 2005 113

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Notes relating to the Group accounts

35 Comparative data restated in accordance with the transition to IFRS

From 1 January 2005, the Group has been reporting its results in accordance with International Financial Reporting Standards (IFRS). The transition date for ICI for the adoption of IFRS is 1 January 2004. All comparative data in this report has been restated, except the Group has taken the exemption under IFRS 1 not to restate comparatives for IAS 32 and IAS 39. ICI has applied the exemption by the US Securities and Exchange Commission to exclude a second year of comparatives.

To comply with the requirements of reporting the first set of annual results following transition to IFRS, a reconciliation of profit (loss) under UK GAAP for the year to 31 December 2004 to the income (expense) under IFRS for the year to 31 December 2004 is set out below. A detailed analysis of these adjustments and a summary of the differences between UK GAAP and IFRS that led to the adjustments are set out on pages 116 to 118.

Group income statement for the year ended 31 December 2004
	UK GAAP

	Continuing operations		Discontinued	Total
			operations
	Before	Exceptional
	exceptional	items
	items
	£m	£m	£m	£m

Revenue	5,601		–	5,601

Operating costs	(5,192)	(5)	–	(5,197)

(including restructuring costs)

Other operating income	35	–	–	35

Profits less losses on disposal of fixed assets

Operating profit (loss)	444	(5)	–	439

Profits less losses on sale of operations		23	(20)	3

Profits less losses on disposal of fixed assets		(1)	–	(1)

Share of profits less losses of associates	4	–	–	4

Interest expense	(158)	–	–	(158)

Interest income	72	–	–	72

Post-retirement benefit finance:

Interest costs

Expected return on assets

Foreign exchange gains on debt previously hedging goodwill written off to reserves

	(86)	–	–	(86)

Profit (loss) before taxation	362	17	(20)	359

Income tax expense	(111)	(11)	6	(116)

Net profit (loss)	251	6	(14)	243

Attributable to equity holders of the parent	224	–	(14)	210

Attributable to minority interests	27	6	–	33

Dividends				(86)

Profit retained for year				124

Earnings (loss) per £1 Ordinary share basic and diluted)

Continuing operations				18.9p

Discontinued operations				(1.1)p

				17.8p

Shaded areas represent the disclosure of certain line items that are not applicable under the relevant GAAP.

114 ICI Annual Report and Accounts 2005	Accounts

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Notes relating to the Group accounts

35 Comparative data restated in accordance with the transition to FRS (continued)

IFRS also requires a reconciliation of equity under UK GAAP at 1 January 2004 to equity under IFRS at 1 January 2004 and a reconciliation of equity under UK GAAP at 31 December 2004 to equity under IFRS at 31 December 2004. These reconciliations are set out on page 119.

A reconciliation is also required under IFRS of material adjustments to the cash flow under UK GAAP for the year ended 31 December 2004 to the cash flow for the year to 31 December 2004 under IFRS. This reconciliation is set out on page 120.
Group income statement for the year ended 31 December 2004
Total IFRS
adjustments
(see pages 116 and 117)

Revenue	8

Operating costs	86

(including restructuring costs)

Other operating income	–

Profits less losses on disposal of fixed assets	(1)

Operating profit (loss)	93

Profits less losses on sale of operations	172

Profits less losses on disposal of fixed assets	1

Share of profits less losses of associates	(2)

Interest expense	(12)

Interest income	13

Post-retirement benefit finance:

Interest costs	(447)

Expected return on assets	414

Foreign exchange gains on debt previously hedging goodwill written off to reserves	15

(17)

Profit (loss) before taxation	247

Income tax expense	18

Net profit (loss)	265

Attributable to equity holders of the parent	264

Attributable to minority interests	1

Dividends	86

Profit retained for year

Earnings (loss) per £1 Ordinary share basic and diluted)

Continuing operations	22.3p

Discontinued operations	–

22.3p

Accounts	ICI Annual Report and Accounts 2005 115a

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Notes relating to the Group accounts

35 Comparative data restated in accordance with the transition to FRS (continued)

Group income statement for the year ended 31 December 2004

	IFRS

	Continuing operations		Discontinued	Total
			operations
	Before	Special
	special	items
	items
	£m	£m	£m	£m

Revenue	5,609	–	–	5,609

Operating costs	(5,106)	(5)	–	(5,111)

(including restructuring costs)		(5)	–	(5)

Other operating income	35	–	–	35

Profits less losses on disposal of fixed assets		(1)	–	(1)

Operating profit (loss)	538	(6)	–	532

Profits less losses on sale of operations		195	(20)	175

Profits less losses on disposal of fixed assets

Share of profits less losses of associates	2	–	–	2

Interest expense	(170)	–	–	(170)

Interest income	85	–	–	85

Post-retirement benefit finance:

Interest costs	(447)	–	–	(447)

Expected return on assets	414	–	–	414

Foreign exchange gains on debt previously hedging goodwill written off to reserves		15	–	15

	(118)	15	–	(103)

Profit (loss) before taxation	422	204	(20)	606

Income tax expense	(88)	(16)	6	(98)

Net profit (loss)	334	188	(14)	508

Attributable to equity holders of the parent	306	182	(14)	474

Attributable to minority interests	28	6	–	34

Dividends

Profit retained for year

Earnings (loss) per £1 Ordinary share basic and diluted)

Continuing operations				41.2p

Discontinued operations				(1.1)p

				40.1p

Accounts	ICI Annual Report and Accounts 2005 115b

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Notes relating to the Group accounts

35 Comparative data restated in accordance with the transition to IFRS (continued)

Analysis of IFRS adjustments to the Group income statement for the year ended 31 December 2004

	Employee	Share-based	Foreign		Goodwill		Dividends
	benefits	payments	exchange

	(a )	(b )	(c(i	))	(d	)	(e	)
	£m	£m	£m		£m		£m

Revenue

Operating costs	65	(6)			35

Other operating income

Profit less losses on disposal of fixed assets

Operating profit (loss)	65	(6)			35

Profits less losses on sale of operations

Profit less losses on disposal of fixed assets

Share of profits less losses of associates

Interest expense			(12)

Interest income			13

Post-retirement benefit finance:

Interest costs	(447)

Expected return on assets	414

Foreign exchange gains on debt previously
hedging goodwill written off to reserves

	(33)		1

Profit before taxation	32	(6)	1		35

Income tax expense	23	2	–		–

Net profit	55	(4)	1		35

Attributable to equity holders of the parent	54	(4)	1		35

Attributable to minority interests	1	–	–		–

Dividends							86

Profit retained for year	54	(4)	1		35		86

A summary of the principal differences between UK GAAP and IFRS as applicable to ICI is as follows:

a) Employee benefits

Under UK GAAP, the Group measured pension commitments and other related benefits in accordance with SSAP 24 Accounting for Pension Costs. Additional disclosures were given in accordance with FRS 17 Retirement Benefits. Under IFRS, the Group measures pension commitments and other related benefits in accordance with IAS 19 Employee Benefits. IAS 19 is similar to FRS 17 in that it adopts a balance sheet approach, bringing the deficit/surplus of the pension/other post-retirement benefit schemes onto the balance sheet.

However, FRS 17 requires all actuarial gains and losses to be recognised directly in reserves, whereas IAS 19 also includes an alternative option allowing actuarial gains and losses to be held on the balance sheet and released to the income statement over a period of time. ICI has elected not to adopt this alternative option and therefore is accounting for post-retirement benefits in a manner consistent with FRS 17.

Rather than showing solely an operating charge in the income statement, as was the case under SSAP 24, under IAS 19 a net financing expense is also recognised. The net finance expense relates to the unwinding of the discount applied to the liabilities of the post-retirement benefit schemes offset by the expected return on the assets of the schemes.

Under UK GAAP, the liability/asset on the balance sheet represented the timing differences between the SSAP 24 charge and the payments made to the pension and post-retirement healthcare schemes. Under IFRS, the liability/asset on the balance sheet represents the deficit/surplus on pension and post-retirement healthcare schemes. This balance encompasses all assets/liabilities arising from defined benefit schemes.

b) Share-based payments

The Group operates a range of share-based incentive schemes (both awards of options and awards of shares) that are impacted by IFRS 2 Share-based payments. Previously under UK GAAP an expense was only recognised for the awards of shares and this expense was calculated based on the intrinsic value (the difference between the exercise price and the market value at date of the award). For all other schemes, the intrinsic value was nil. Under IFRS, an expense is recognised in the income statement for all share-based payments (both awards of options and awards of shares). This expense has been calculated based on the fair value at the date of the award using the Black-Scholes option pricing model.

Under UK GAAP, a liability has been recognised for schemes where shares are awarded based on the intrinsic value of the awards. Under IFRS, the balance sheet entry is based on the fair value of all awards (awards of shares and options) and results in either a credit to liabilities for cash settled awards or a credit to equity for equity settled awards. Substantially all ICI schemes are equity settled.

116 ICI Annual Report and Accounts 2005	Accounts

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Notes relating to the Group accounts

35 Comparative data restated in accordance with the transition to IFRS (continued)

Analysis of IFRS adjustments to the Group income statement for the year ended 31 December 2004

	Joint		Business	Reclassifications	Adjustments before
	ventures		combinations		special items and
					discontinued
	(f	)	(g(i ))	(h(i ))	operations
	£m		£m	£m	£m

Revenue	8			–	8

Operating costs	(8)			–	86

Other operating income					–

Profit less losses on disposal of fixed assets

Operating profit (loss)	–			–	94

Profits less losses on sale of operations				–

Profit less losses on disposal of fixed assets				–

Share of profits less losses of associates				(2)	(2)

Interest expense				–	(12)

Interest income				–	13

Post-retirement benefit finance:

Interest costs				–	(447)

Expected return on assets				–	414

Foreign exchange gains on debt previously
hedging goodwill written off to reserves				–

				–	(32)

Profit before taxation	–		–	(2)	60

Income tax expense	–		(4)	2	23

Net profit	–		(4)	–	83

Attributable to equity holders of the parent	–		(4)	–	82

Attributable to minority interests	–		–	–	1

Dividends					86

Profit retained for year	–		(4)	–	168

A summary of the principal differences between UK GAAP and IFRS as applicable to ICI is as follows:

Accounts	ICI Annual Report and Accounts 2005 117a

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Notes relating to the Group accounts

35 Comparative data restated in accordance with the transition to IFRS (continued)

Analysis of IFRS adjustments to the Group income statement for the year ended 31 December 2004

	Foreign		Business		Reclassifications	Total
	exchange		combinations			adjustments

	(c(ii	))	(g(ii	))	(h(ii ))
	£m		£m		£m	£m

Revenue					–	8

Operating costs					–	86

Other operating income						–

Profit less losses on disposal of fixed assets					(1)	(1)

Operating profit (loss)			–		(1)	93

Profits less losses on sale of operations			172		–	172

Profit less losses on disposal of fixed assets					1	1

Share of profits less losses of associates					–	(2)

Interest expense					–	(12)

Interest income					–	13

Post-retirement benefit finance:

Interest costs					–	(447)

Expected return on assets					–	414

Foreign exchange gains on debt previously
hedging goodwill written off to reserves	15				–	15

	15				–	(17)

Profit before taxation	15		172		–	247

Income tax expense	(5)		–		–	18

Net profit	10		172		–	265

Attributable to equity holders of the parent	10		172		–	264

Attributable to minority interests	–		–		–	1

Dividends						86

Profit retained for year	10		172		–	350

A summary of the principal differences between UK GAAP and IFRS as applicable to ICI is as follows:

c) Foreign exchange

i) Intercompany funding arrangements
The Group has a range of intercompany funding arrangements in place in order to optimise the sourcing of finance for the Group and optimise the funding of its subsidiaries. Under both UK GAAP and IFRS, foreign exchange gains (losses) on intergroup loans are recognised in the income statement, unless the loans can be designated as part of the Group’s investment in its foreign operations, when the exchange gains (losses) can then be recognised in reserves. However, IFRS is more specific in determining which loans can be designated as part of the Group’s investment in its foreign operations, in particular excluding intergroup loans that are not denominated in the functional currency of either the lender or the borrower.

ii) Net investment hedge
In addition to the above, the Group partially hedges its net investment in foreign subsidiaries by denominating external debt in a mix of foreign currencies. Under UK GAAP, the goodwill (approaching £4bn) which was offset against reserves was included as an asset in this hedge calculation. Under IFRS, goodwill in reserves is not designated as an asset and therefore cannot be used in the hedging calculation. There is no effect on the balance sheet as a result of changes to the treatment of foreign exchange under IFRS.

d) Goodwill

UK GAAP required goodwill to be amortised over its expected useful economic life. Under IFRS, goodwill is no longer amortised but frozen at the UK GAAP carrying value on transition and tested annually for impairment. Negative goodwill cannot be recognised as an asset on the balance sheet and should be recognised in the income statement as it arises. Any negative goodwill held on the balance sheet at the transition date was released to reserves.

Accounts	ICI Annual Report and Accounts 2005 117b

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Notes relating to the Group accounts

35 Comparative data restated in accordance with the transition to IFRS (continued)

e) Dividends

Under UK GAAP, the practice was to recognise dividends in the profit and loss account in the period to which they relate, whereas under IFRS the dividend is recognised directly in equity in the period in which it is declared. As a consequence of this, the dividend creditor is also not recognised until the dividend is declared.

f) Joint ventures

Under UK GAAP the equity method of consolidation was used, whereby ICI’s share of the joint ventures’ operating results was included in one line in the profit and loss account, with the related tax being included in the Group taxation on profit on ordinary activities. Under IFRS, joint ventures can be recognised using either the proportionate consolidation method or the equity method of accounting. ICI has adopted the proportionate consolidation method under IFRS, whereby ICI’s share of the joint ventures’ net assets and results is recognised on a line-by-line basis. This has resulted in adjustments to key lines in the income statement, although net profit (loss) is unchanged.

g) Business combinations

i) Profit (loss) on disposal
Under UK GAAP, goodwill that was previously held in reserves was recycled and included within the profit (loss) on disposal calculation. Under IFRS, any goodwill held in reserves is not recycled on disposal.

Also, on disposal of an operation under IFRS, ICI will transfer the cumulative amount of exchange differences recognised in equity since the transition date to the income statement as part of the profit and loss on disposal. Under UK GAAP these cumulative exchange differences remained in reserves.

ii) Post-retirement benefits
Under IFRS, a post-retirement benefit liability was recognised in relation to Quest Food Ingredients on transition. This liability was included in the disposal of Quest Food Ingredients during the year.

iii) Taxation
IFRS applies different criteria for the recognition of deferred tax in relation to internal restructuring.

h) Reclassifications

i) Share of profits less disposals of associates
Under IFRS, the share of net profits less losses of associates is shown as a single line item post-tax below operating profit. Therefore, ICI’s share of taxation on the profits less losses of associates has been reclassified from taxation on profit on ordinary activities to share of profits less losses of associates.

ii) Share of profits less losses on disposal of fixed assets
Under UK GAAP, ICI has shown profits less losses on disposal of fixed assets separately below operating profit. Under IFRS this item has been reclassified as a component of operating profit.

iii) Balance sheet reclassifications
IFRS replaces the term “cash” with “cash and cash equivalents”, where cash equivalents are defined as short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to insignificant changes in value. They usually have a maturity date less than three months from acquisition. These were included in current asset investments under UK GAAP.

IFRS states that provisions expected to be settled within one year of the balance sheet date should be classified as current liabilities. This has resulted in a reclassification from non-current liabilities to current liabilities.

IFRS requires computer software that is not an integral part of the hardware to be treated as an intangible asset. Under UK GAAP, Group policy was to categorise all capitalised software as tangible assets. This has also resulted in a balance sheet reclassification.

Under UK GAAP, the net deferred tax liability is shown within provisions and the current tax liability is shown within trade creditors and other payables. Under IFRS, the deferred tax asset and deferred tax liability and the current tax liability are all shown separately on the face of the balance sheet.

118 ICI Annual Report and Accounts 2005	Accounts

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Reconciliation of equity by component

as at 1 January 2004
	Share	Share	Translation	Retained	Equity	Minority	Total
	capital	premium	reserves	earnings	holders	interest	equity
		account		and other	of the
				reserves	parent
	£m	£m	£m	£m	£m	£m	£m

UK GAAP	1,191	933		(1,674)	450	69	519

IFRS adjustments:

Employee benefits				(1,161)	(1,161)	(1)	(1,162)

Dividends				42	42	–	42

Share-based payments				5	5	–	5

Goodwill movement				1	1	–	1

Business combinations				23	23	–	23

IFRS	1,191	933		(2,764)	(640)	68	(572)

as at 31 December 2004

	Share	Share	Translation	Retained	Equity	Minority	Total
	capital	premium	reserves	earnings	holders	interest	equity
		account		and other	of the
				reserves	parent
	£m	£m	£m	£m	£m	£m	£m

UK GAAP	1,191	933		(1,403)	721	87	808

IFRS adjustments:

Opening equity adjustments				(1,090)	(1,090)	(1)	(1,091)

Total recognised income
and expense			(31)	296	265	(1)	264

Dividends				(82)	(82)	–	(82)

Goodwill movement				(154)	(154)	–	(154)

Share-based payments				8	8	–	8

IFRS	1,191	933	(31)	(2,425)	(332)	85	(247)

Under IFRS, the shareholders’ funds of the Group were a net deficit of £247m at 31 December 2004. This is primarily a result of the deficits on the pension and post-retirement healthcare schemes being recognised on the balance sheet.

Accounts	ICI Annual Report and Accounts 2005 119

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Notes relating to the Group accounts

35 Comparative data restated in accordance with the transition to IFRS (continued)

Group cash flow statement for the year ended 31 December 2004

	UK GAAP	IFRS	IFRS
		adjustments
	£m	£m	£m

Cash flows from operating activities

Profit before tax	359	247	606

Adjusted for:

Net finance expense	86	32	118

Depreciation and amortisation	204	(35)	169

Post-retirement benefit charges		63	63

Special items	3	(187)	(184)

Taxation on associates	–	2	2

Movement in working capital	–	13	13

ICI UK Pension Fund prepayment movement	(10)	10

Outflows relating to special items in operating profit†	(81)	–	(81)

Post-retirement benefit payments		(151)	(151)

Interest paid	(153)	–	(153)

Interest received	87	–	87

Tax paid excluding tax on disposal of businesses	(43)	–	(43)

Dividends paid to equity holders of the parent	(82)	–	(82)

Dividends paid to minority interests	(13)	–	(13)

Other items	(30)	6	(24)

Net cash inflow from operating activities	327	–	327

Cash flows from investing activities

Purchase of property, plant and equipment	(158)	–	(158)

Proceeds from sale of property, plant and equipment	8	–	8

Purchase of businesses, net of cash acquired	(4)	–	(4)

Net proceeds from disposal of businesses	279	–	279

Payment in respect of disposals prior to 2004ø	(95)	–	(95)

Tax on disposal of businesses	(1)	–	(1)

Net cash inflow from investing activities	29	–	29

Cash flows from financing activities

Decrease (increase) in current asset investments	225	(263)	(38)

Increase in long-term loans	12	–	12

Repayment of long-term loans	(521)	–	(521)

Net increase in short-term borrowings	84	–	84

Other financing cash flows	(1)	–	(1)

Net cash (outflow) from financing activities	(201)	(263)	(464)

Cash and cash equivalents at beginning of period	243	345	588

Net cash inflow (outflow) from all activities	155	(263)	(108)

Movement arising on foreign currency translation	(12)	1	(11)

Cash and cash equivalents at end of period	386	83	469

† Includes payments against restructuring provisions.
ø Includes investments in Ineos Chlor.

The move from UK GAAP to IFRS does not change the net cash flow of the Group. The IFRS cash flow format is similar to UK GAAP but presents various cash flows in different categories and in a different order from the UK GAAP cash flow statement.

IFRS replaces the term “cash” with “cash and cash equivalents”, where cash equivalents are defined as short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to insignificant changes in value. They usually have a maturity date less than three months from acquisition. In the cash flow under IFRS, overdrafts are also shown within cash and cash equivalents whereas they are included within short-term borrowings under UK GAAP. In the balance sheet, overdrafts are shown in current liabilities under both UK GAAP and IFRS.

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36 Differences between IFRS and US accounting principles

The accompanying Group financial statements included in this report are prepared in accordance with adopted IFRS. As explained in the basis of preparation, ICI has taken the exemption allowed by the US Securities and Exchange Commission (US SEC) from the provision of a second year of comparative information for companies adopting IFRS for the first time in 2005. The significant differences between IFRS and US Generally Accepted Accounting Principles (US GAAP) for the years ended 31 December 2005 and 2004 that affect the Group’s net income and shareholders’ equity are set out below:

(a) Accounting for pension costs
There are a number of significant differences between IFRS under IAS 19 and US GAAP in accounting for pension costs that have a particular impact on ICI:

(i) Under IAS 19, the Group has taken the option to recognise actuarial gains and losses in full through the statement of Group recognised income and expense in the period in which they are incurred. Under SFAS No. 87 Employers’ Accounting for Pensions the Group recognises actuarial gains and losses over the remaining average service life of employees.

(ii) IAS 19 requires past service costs to be recognised immediately if they are already fully vested, or on a straight-line basis over the period until the extra benefits are vested if they do not vest immediately. SFAS No. 87 requires prior service costs to be recognised over the expected remaining service lives of the participants or in certain circumstances their remaining lives, even if the benefits are already fully vested. This also applies to negative past service costs.

(iii) SFAS No. 87 stipulates a minimum level of recognition of pension scheme liabilities calculated by reference to the accumulated benefit obligation, which has no equivalent in IAS 19. If the accumulated benefit obligation is greater than the value of the pension scheme assets, a minimum liability is reflected in the balance sheet reflecting the unfunded accumulated pension liability. An equal amount is recognised as an intangible asset up to the amount of the unrecognised prior service cost and thereafter directly in other comprehensive income.

Additional post-retirement benefit disclosures are provided under US GAAP in accordance with SFAS No. 132(R).

(b) Purchase accounting adjustments, including the amortisation and impairment of goodwill and intangibles
The accounting policy for goodwill is similar between IFRS and US GAAP, with goodwill arising on acquisitions capitalised and reviewed for impairment annually and whenever indicators of impairment arise. The methodology for testing impairment differs between IFRS and US GAAP. However, due to the historic differences in accounting between UK GAAP and US GAAP for goodwill and other intangibles, relating mainly to amounts capitalised and amounts amortised, the Group has recognised significantly more goodwill on the balance sheet under US GAAP compared to IFRS. As a result, disposals of goodwill, any impairments and exchange on retranslation of goodwill may vary between IFRS and US GAAP.

(c) Capitalisation of interest
Capitalisation of borrowing costs is not required under IAS 23 Borrowing Costs and the Group expenses all borrowing costs as incurred. Under US GAAP, SFAS No. 34 Capitalization of Interest Cost requires interest incurred as part of the cost of constructing fixed assets to be capitalised and amortised over the life of the asset.

(d) Derivative instruments and hedging activities
There are three significant differences between IFRS and US GAAP in accounting for derivative instruments and hedging activities that have a particular impact on ICI.

(i)	Upon adopting IAS 39, ICI applied hedge accounting for interest rate swaps and related debt, therefore both the derivative and the debt were brought onto the opening balance sheet at fair value. The Group therefore has an opening balance sheet adjustment in the US GAAP balance sheet to reverse the impact of bringing the debt onto the IFRS balance sheet at fair value. This adjustment will reverse as the debt in existence on transition matures. As hedge accounting has been applied under SFAS 133 from 1 January 2005, fair value movements on the debt can be recorded in the income statement, as under IFRS.

(ii)	Under IFRS, goodwill in reserves is not designated as an asset, and hence cannot be used in the calculation of the net investment hedge. Therefore exchange is taken to the income statement on retranslation of the part of the debt that does not act as a hedge. However, under US GAAP, this goodwill is on balance sheet and therefore can be used in the calculation of the investment hedge. In the US GAAP reconciliation, the Group reverses the amount taken to the Income Statement and recognises this in reserves (to the extent that a hedging relationship exists).

(iii)	Under US GAAP, the forward contracts in place to purchase shares in order to service share option grants are marked to current market value where the market value is below the contracted purchase price. Under IFRS, the total liability is recognised on the balance sheet.

(e) Restructuring costs
The Group has historically incurred various restructuring costs that have primarily comprised costs such as employee termination benefits, contract termination costs and costs to consolidate or close facilities or relocate employees. Under IFRS, liabilities for restructuring costs are recognised once a detailed formal plan is in place and valid expectations have been raised in those affected that the restructuring will be carried out. A liability is recognised for voluntary redundancy payments to the extent that it’s expected that volunteers will come forward. Under US GAAP, restructuring costs are accounted for as follows:

(i)	Prior to the adoption of SFAS No. 146 Accounting for Costs Associated with Exit or Disposal Activities on 1 January 2003, involuntary employee termination benefits were recognised as a liability in accordance with EITF 94-3 in the period management committed the Group to a plan contingent upon a number of factors including the prior communication of termination benefits to affected employees. SFAS No. 146 requires some one-time benefit arrangements to be recorded as one-time charges following a fair value model on the communication date to employees. Accretion expense is recorded for discounting over the payment period. Other one-time benefits are recognised rateably over the future service period. Ongoing benefit arrangements are accounted for under SFAS No. 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits or SFAS No. 112 Employers’ Accounting for Post-employment Benefits and are accrued once they become probable and estimable.

(ii)	Under US GAAP, voluntary termination benefits are accrued when the terms are accepted by the individual employee.

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Notes relating to the Group accounts

36  Differences between IFRS and US accounting principles (continued)

(iii)	Prior to the adoption of SFAS No. 146, other costs associated with an exit activity were recognised as a liability in accordance with EITF 94-3 when the Group’s management committed to execute an exit plan that would result in costs that would have no future economic benefit.

SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be measured at fair value and first be recognised when the liability is irrevocably incurred.

(iv)	Under IFRS, assets to be abandoned are written down to the higher of net realisable value and value in use. Under USGAAP assets to be abandoned are classified as held for use. A preliminary review of tangible fixed assets is carried out using undiscounted future cash flows. If the undiscounted future cash flows are less than the asset’s (or asset groups) carrying value, an impairment loss must be recognised. The impairment loss is calculated using discounted future cash flows. The asset is subsequently depreciated over its remaining useful economic life.

(f) Foreign exchange
Under US GAAP, on the sale of a foreign enterprise cumulative foreign exchange differences within reserves are taken to net income in arriving at a gain or loss on disposal. Although IFRS also requires inclusion of the cumulative translation differences held in reserves as part of the calculation of gains or loss on disposal, they were reset to zero at transition to IFRS on 1 January 2004.

(g) Discontinued operations
Under IFRS, a discontinued operation is a component of an entity that has either been disposed of, or is held for sale; where a component of an entity comprises operations and cash flows that can be clearly distinguished from the rest of the entity, both operationally and for financial reporting purposes. IFRS further states that such a component of the entity must either represent a separate major line of business or geographical area of operation or is part of a single co-ordinated plan to dispose of either a separate major line of business or geographical area of operation, or is a subsidiary acquired exclusively with a view to resale. A list of businesses which have been treated as discontinued operations under IFRS is included in note 1.

Under SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets a discontinued operation is also defined as a component of an entity that has been disposed of or held for sale, where the component must have operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. However, US GAAP does not require the component to represent a separate major line of business or geographical area of operations or be part of a single co-ordinated plan to dispose of either a separate major line of business or geographical area of operations. SFAS No.144 also requires that the results of operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity following the disposal and the entity will not have any significant ongoing involvement in the operations of the component after the disposal.

Under US GAAP, the Quest Food Ingredients disposal during 2004 met the SFAS No. 144 conditions and therefore, was classified as a discontinued operation. The disposal of the National Starch Vinamul Polymers business that completed on 7 February 2005 is treated as continuing under US GAAP as Vinamul will continue to be a supplier to National Starch and the cash flows of Vinamul will not be eliminated from the ongoing operations of National Starch following the disposal transaction.

Accordingly, under US GAAP, the results of the Quest Food Ingredients operations and the gain on the disposal are classified within discontinued operations. In 2004, Quest Food Ingredients sales were £50m and the pre-tax profit £7m. Under IFRS, the profit on sale in 2004 amounted to £145m. Under US GAAP, goodwill in respect of this business was included on the balance sheet. SFAS No. 142 requires that, where part of a reporting unit is disposed, the goodwill written off should be based on the relative fair values of the business being disposed and the portion of the reporting unit to be retained. The goodwill allocated to Quest Food Ingredients under US GAAP was £163m. Quest Food Ingredients also had additional post-retirement benefit liabilities under IFRS of £19m arising due to measurement differences, which were included in the calculation of profit on sale. Quest Food Ingredients also had an intangible asset of £7m under US GAAP that was not recognised under IFRS. US GAAP also requires the cumulative translation differences of £3m held in reserves to be recycled in the profit/loss on disposal calculation. Consequently, the loss reported under US GAAP amounted to £39m and the adjustments totalling £184m have been included in the US GAAP reconciliation under the headings to which they relate.

The disposal of the Vinamul Polymers business completed in the first quarter of 2005. Sales for the business in 2005 and 2004 were £15m and £163m respectively. Under IFRS the pre-tax profit for 2005 was £nil (2004 £12m). A loss of £57m was recognised under US GAAP in 2004 on initial write-down of the business to fair value, under the heading “Disposal of business”.

Under IFRS, neither the disposal of Quest Food Ingredients or National Starch Vinamul Polymers business represented a separate major line of business or geographical area of operations or were part of a single co-ordinated plan to dispose of either a separate major line of business or geographical area of operations. As a result, they were both classified as continuing under IFRS.

(h) Disposal adjustments
In 2000, the Group recorded the disposal of its Chlor-Chemicals business as a discontinued operation. Under US GAAP Staff Accounting Bulletin (SAB) Topic 5E, due principally to the continuing 15% equity interest of the Group in the disposed operations and a commitment by the Group to provide additional funding to finance the Ineos-Chlor business, the entity could not be deconsolidated. On 25 October 2004, Ineos agreed to take over ICI’s outstanding funding commitment to the Ineos Group of £55m. As a result, ICI wrote-off all existing indebtedness from Ineos Chlor and transferred its 15% equity interest to Ineos. A charge of £5m was incurred in the IFRS results for this transaction. Under US GAAP, the results of the operation of Ineos Chlor up to the date of disposal, and the loss on disposal of £5m are included within continuing operations in 2004.

(i) Taxation
The adjustment in respect of taxation relates to the deferred tax effect of US GAAP adjustments and to the application of different recognition criteria for the benefit of an uncertain tax exposure. In respect of the latter, under US GAAP, a benefit of £38m, recorded in 2005 under IFRS, has been deferred until 2006 as final confirmation was only received after the balance sheet date.

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36 Differences between IFRS and US accounting principles (continued)

(j) Guarantor’s Accounting and Disclosure Requirements for Guarantees
FIN No. 45 Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements addresses the disclosure to be made by a guarantor in its financial statements about its obligations under guarantees. FIN No. 45 also requires the guarantor to recognise a liability for the non-contingent component of the guarantee, that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The Group adopted the disclosure requirements of FIN No. 45 in 2002 and no guarantees have been entered into or modified after 31 December 2002 that would require recognition of a liability under FIN No. 45.

Note 32 discloses the nature and circumstances of the material guarantees together with their present value. The maximum potential amount of future undiscounted payments under all ICI’s guarantees as defined by FIN No.45, including those disclosed in note 32, with terms ranging between 1 to 13 years, amounted to £486m at 31 December 2005 (2004 £636m). After taking into account various mitigating and recourse factors, mainly the ability to procure products from other sources and to onward sell the various products and services, the maximum potential amount of future undiscounted payments is reduced to £162m (2004 £150m).

(k) Discounted provisions
Under SOP 96-1, a provision can only be discounted if the aggregate amount of the liability and the timing of the future cash flow are fixed or determinably reliable. Under IFRS, the Group holds discounted provisions relating to environmental and legacy items associated with businesses disposed of the liability and timing of the future cash flows of some of these provisions is not fixed or determinably reliable. The liability and timing of the future cash flows of some of these provisions is not fixed or determinably reliable. As these discounts are unwound under IFRS, a financing cost is charged to interest in the Income Statement.

(l) New US Accounting Standards not yet implemented
SFAS No. 154 Accounting Changes and Error Corrections
(a replacement of APB Opinion No. 20 and FASB Statement No 3). The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. The four main areas of accounting that this standard applies to are as follows: (a) changes in accounting principles; (b) changes in accounting estimates; (c) changes in reporting entities; and (d) corrections of errors in previously issued financial statements. This is designed to converge with IFRS. The Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005.

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Notes relating to the Group accounts

36  Differences between IFRS and US accounting principles (continued)

The following is a summary of the material adjustments to net income and shareholders’ equity which would have been required if US GAAP had been applied instead of IFRS:

		2005	2004
	notes	£m	£m

Net income (loss) after special items attributable to equity holders of the parent – IFRS		390	474

Continuing operations		390	488

Discontinued operations		–	(14)

Adjustments to conform with US GAAP

Post-retirement expense		(176)	(75)

Purchase accounting adjustments

Goodwill	(iv)	(2)	(162)

Other intangibles	(i)	(29)	(36)

Disposals and other adjustments

Disposal of businesses		(12)	(53)

Discounted provisions	(ii)	16	(14)

Capitalisation of interest	(iii)	(2)	(4)

Derivative instruments and hedging activities

Mark to market of derivatives	(v)	25	(12)

Net investment hedge	(v)	(2)	(15)

Restructuring costs	(vi)	3	(47)

Others		(6)	–

Tax effect of US GAAP adjustments		3	49

Total US GAAP adjustments		(182)	(369)

Net income (loss) attributable to equity holders of the parent – US GAAP		208	105

Continuing operations		206	129

Discontinued operations		2	(24)

		pence	pence

Basic earnings (loss) per Ordinary Share in accordance with US GAAP		17.6	8.9

Continuing operations		17.4	10.9

Discontinued operations		0.2	(2.0)

Diluted earnings (loss) per Ordinary Share in accordance with US GAAP		17.5	8.9

Continuing operations		17.3	10.9

Discontinued operations		0.2	(2.0)

For US GAAP purposes, the segmentation follows that of IFRS. Adjustments have been made between Continuing and Discontinued operations so that the disclosure under US GAAP satisfies SFAS No. 144. For the purposes of segmental disclosures under IFRS, reference should be made to page 66 where there is a description of each class of business.

Under US GAAP, sales and cost of sales/administrative expenses as reported under IFRS are reduced by £26m (2004 £32m); on application of EITF 01-09, which requires that certain advertising co-operative allowances paid to customers are deducted from sales.

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36 Differences between IFRS and US accounting principles (continued)

		2005	2004
	notes	£m	£m

Shareholders’ equity, as shown in the Group balance sheet – IFRS		(613)	(332)

Adjustments to conform with US GAAP

Intangible assets

Post-retirement benefit costs	(vii)	7	17

Purchase accounting adjustments	(i), (iv)	2,456	2,435

Disposal accounting adjustments		–	(58)

Tangible assets

Capitalisation of interest	(iii)	25	27

Other assets		(3)	(4)

Deferred tax asset and tax effect of US GAAP adjustments		(49)	(54)

Financial liabilities	(v)	98	24

Provisions

Restructuring	(vi)	3	–

Discounted provisions	(ii)	(22)	(38)

Post-retirement benefit liability	(vii)	173	303

Other liabilities		(7)	(4)

Deferred tax liability and tax effect of US GAAP adjustments		(58)	(37)

Total US GAAP adjustments		2,623	2,611

Shareholders’ equity – US GAAP		2,010	2,279

The effect of applying US GAAP to items other than those directly affecting net income or shareholders’ equity is dealt with in other notes relating to the accounts. The disclosures required by SFAS No. 130 Reporting Comprehensive Income have been made in the Group’s financial statements in the statement of Group recognised income and expense, in note 26 and in the disclosure relating to pensions and other post-retirement benefits (US GAAP) on pages 126 to 129.

Statement of Group cash flow: Basis of preparation
The Statement of Group cash flow is prepared in accordance with IAS 7 Cash Flow Statements, the objective and presentation of which is similar to that set out in the US Standard SFAS No. 95 Statements of Cash Flows. The two statements differ, however, in their definitions of cash and cash equivalents with overdrafts being included under IFRS and excluded under US GAAP.

Calculated in accordance with SFAS No. 95, cash and cash equivalents at 31 December 2004 and 2005 and the movements during the years ending on those dates were as follows:
	2005	2004
	£m	£m

Cash and cash equivalents – IFRS	516	469

Overdrafts	6	8

Cash and cash equivalents – US GAAP	522	477

Change in the balance of cash and cash equivalents

At beginning of year	477	592

Exchange adjustments	19	(8)

Cash inflow (outflow) during year	29	(103)

Acquisitions and disposals	(3)	(4)

At end of year	522	477

Notes relating to the differences between IFRS and US accounting principles:

(i) Other intangible assets
At 31 December 2005, the Group had intangible assets other than goodwill with a gross carrying amount of £270m less accumulated amortisation of £230m under US GAAP. The charge of £29m (2004 £36m) relating to other intangible assets is due to an amortisation charge of £27m (2004 £29m) and loss on disposal of a business of £2m (2004 £7m). The amortisation expense for the five succeeding years is estimated as follows: 2006 £27m, 2007 £13m, 2008 £nil, 2009 £nil and 2010 £nil.

( ii) Discounted provision
The credit of £16m (2004 £13m charge) arising on discounted provisions is due to the reversal of the discount unwind (discount rate used = 4.6%) of £4m (2004 £3m) and a release of £12m (2004 £16m increase). The undiscounted provision recognised under US GAAP at 31 December 2005 of £82m is £22m higher than the discounted provision held under IFRS (2004 £38m higher). The expected payments for the five succeeding years are estimated as follows: 2006 £5m, 2007 £5m, 2008 £4m, 2009 £5m and 2010 £6m.

Accounts	ICI Annual Report and Accounts 2005 125

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Notes relating to the Group accounts

36  Differences between IFRS and US accounting principles (continued)

Notes relating to the differences between IFRS and US accounting principles (continued)

(iii) Capitalisation of interest
At 31 December 2005, the Group had capitalised interest with a gross carrying amount of £100m less accumulated amortisation of £75m. The charge relating to capitalised interest of £2m (2004 £4m) is the net of additions in the period of £3m (2004 £1m) offset by an amortisation charge of £5m (2004 £5m).

(iv) Goodwill balance under US GAAP

	National	Quest	Paints	Regional	Total
	Starch			and
				Industrial
	£m	£m	£m	£m	£m

At beginning of 2005	1,778	547	486	16	2,827

Additions	8	–	5	–	13

Disposals	(2)	–	–	–	(2)

Exchange adjustments	92	22	18	2	134

At end of 2005	1,876	569	509	18	2,972

At beginning of 2004	1,915	736	504	18	3,173

Additions	–	–	1	–	1

Disposals	(57)	(163)	–	–	(220)

Exchange adjustments	(80)	(26)	(19)	(2)	(127)

At end of 2004	1,778	547	486	16	2,827

Included above is goodwill with a net book value of £556m (2004 £516m) also recognised under IFRS.

(v) Derivative instruments and hedging activities
The charge of £2m (2004 £15m charge) is the reversal of the exchange gain recognised under IFRS on the part of the debt that cannot be hedged. This is recognised directly in reserves under US GAAP, but in the income statement under IFRS. The credit of £25m (2004 £12m charge) relating to the mark-to-market of derivatives is the adjustment reflecting the movement in the employee share ownership plan (ESOP) forward contracts to purchase own shares that are “out of the money”. Derivative instruments of £98m (2004 £24m) under IFRS are not recognised on the balance sheet under US GAAP.

(vi) Restructuring costs
The credit of £3m (2004 £47m charge) relating to restructuring arises from the difference in recognition of asset impairments. This has resulted in a lower restructuring provision under US GAAP of £3m.

(vii) Pensions and other post-retirement benefits – US GAAP
For the purposes of the disclosure in accordance with US GAAP, the financial information relating to pensions and other post-retirement benefits has been presented in accordance with the requirements of SFAS No. 87 Accounting for Pensions, SFAS No. 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, SFAS No. 112 Employers’ Accounting for Post-employment Benefits, SFAS No. 106 Employers’ Accounting for Post-retirement Benefits other than Pensions and SFAS No. 132(R) Employers’ Disclosures about Pensions and Other Post-retirement Benefits. Prior to 2005, this information was based on the Group’s major defined benefit schemes. As a result of the transition from UK GAAP to IFRS, and to provide a more complete presentation, the Group collected information on all the Group’s defined benefit schemes worldwide from 1 January 2004 under IFRS. This extended data population has been included under US GAAP from 1 January 2005.

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36  Differences between IFRS and US accounting principles (continued)

Notes relating to the difference between IFRS and US accounting principles (continued)

(vii) Pensions and other post-retirement benefits – US GAAP (continued)

Assumptions
Assumed weighted discount rates and rates of increase in remuneration used in calculating benefit obligations together with long-term rates of return on plan assets used in the Group’s pension plans for SFAS No. 87 purposes are shown in the table below, together with the assumptions relating to other post-retirement benefit plans for SFAS No. 106.

	Pension		Other
	plans		post-retirement
			plans

	2005	2004	2005	2004
	%	%	%	%

Weighted average assumptions used to determine benefit
obligations at 31 December

Discount rate	4.8	5.3	5.3	5.8

Long-term rate of increase in remuneration	4.2	3.9	3.6	3.3

Weighted average assumptions used to determine net cost for year

Discount rate	5.2	5.4	5.5	6.2

Expected long-term rate of return on assets	5.8	5.9

Long-term rate increase in remuneration	4.2	3.9

Assumed healthcare cost trend rates at 31 December

Healthcare cost trend rate assumed for next year			9.0	9.7

Rate that cost trend gradually declines to			4.50	4.25

Year that rate reaches the rate it is assumed to remain at			2011	2010

Components of net periodic benefit cost
The net periodic benefit cost under SFAS No. 87 and SFAS No. 88 for the Group’s pension benefit plans, and under SFAS No. 106 in respect of other post-retirement benefit plans, comprised:

	Pension		Other
	plans		post-retirement
			plans

	2005	2004	2005	2004
	£m	£m	£m	£m

Components of net periodic benefit cost

Service cost	62	73	5	3

Interest cost	440	432	11	12

Expected return on plan assets for period	(413)	(421)	–	–

Amortisation of prior service cost	(1)	7	(2)	(1)

Amortisation of unrecognised transition obligation	–	1	–	–

Amortisation of net actuarial loss (gain)	68	39	2	2

Recognised on termination/curtailment/settlement benefits	(2)	(6)	–	(2)

Net periodic benefit cost	154	125	16	14

There are no charges in 2004 or 2005 for contractual terminations included in net periodic benefit costs, which are included within the relevant IFRS statutory headings.

The healthcare cost trend has a significant effect on the amounts reported. For the Group, increasing the assumed healthcare cost rates by 1% in every year would increase the accumulated post-retirement benefit obligation as of 31 December 2005 by £7m (2004 £12m) and the aggregate of the service and interest cost components of net periodic post-retirement benefit cost for the year ended 31 December 2005 by £1m (2004 £1m).

Other comprehensive income
	2005	2004
	£m	£m

Amounts included in other comprehensive income (arising from change in additional minimum pension liability recognised)	488	9

Taxation	(26)	(6)

	462	3

Accounts	ICI Annual Report and Accounts 2005 127

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Notes relating to the Group accounts

36  Differences between IFRS and US accounting principles (continued)

(vii) Pensions and other post-retirement benefits – US GAAP (continued)

Obligations and funded status
The funded status of the Group’s post-retirement defined benefit pension plans and other post-retirement benefit plans, covering both continuing and discontinued operations, under SFAS No. 87 and SFAS No. 106 is as follows:

	Pension plans		Other
	at 31 December		post-retirement plans
			at 31 December

	2005	2004	2005	2004
	£m	£m	£m	£m

Change in benefit obligations

Benefit obligation at beginning of year – major plans	8,363	8,186	215	198

Increase in reported population – minor plans recognised at 1 January 2005	206		37

	8,569	8,186	252	198

Service cost	62	73	5	3

Interest cost	440	432	11	12

Participants’ contributions	4	4	–	–

Plan amendments	(23)	(1)	(63)	(3)

Actuarial loss (gain)	1,130	274	(10)	34

Divestitures	(13)	(19)	(1)	–

Curtailments	–	–	(12)	–

Settlements	(23)	(21)	–	(3)

Business combinations	–	2	–	–

Benefit payments	(541)	(521)	(13)	(13)

Population change	–	–	–	–

Exchange	75	(46)	33	(13)

Benefit obligation at end of year	9,680	8,363	202	215

Change in plan assets

Fair value of plan assets at beginning of year – major plans	7,564	7,343	5	6

Increase in reported population – minor plans recognised at 1 January 2005	82		–

	7,646	7,343	5	6

Actual return on plan assets	908	639	–	–

Business combinations	–	2	–	–

Divestitures	(8)	(11)	–	–

Settlements	(15)	(14)	–	–

Employer’s contributions	152	153	13	12

Participants’ contributions	4	4	–	–

Benefit payments	(541)	(521)	(13)	(13)

Population change	–	–	–	–

Exchange	58	(31)	–	–

Fair value of plan assets at end of year	8,204	7,564	5	5

Funded status

Funded status at end of year	(1,476)	(799)	(197)	(210)

Unrecognised net actuarial loss (gain)	1,343	845	52	54

Unrecognised transition amount	–	8	–	–

Unrecognised prior service cost	(20)	7	(67)	(4)

Net amount recognised	(153)	61	(212)	(160)

Prepaid benefit cost	7	18	–	–

Accrued benefit cost	(1,320)	(639)	(212)	(160)

Intangible assets	7	17	–	–

Accumulated other comprehensive income	1,153	665	–	–

Net amount recognised	(153)	61	(212)	(160)

128 ICI Annual Report and Accounts 2005	Accounts

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36  Differences between IFRS and US accounting principles (continued)

(vii) Pensions and other post-retirement benefits – US GAAP (continued)

	Pension benefits
	At 31 December

	2005	2004
	£m	£m

Supplementary analysis of pension plans

All plans

Accumulated benefit obligation	9,513	8,189

Pension plans with an accumulated benefit obligation in excess of plan assets

Projected benefit obligation	9,666	8,324

Accumulated benefit obligation	9,476	8,151

Fair value of plan assets	8,159	7,517

Asset allocations
	Percentage of fair
	value of plan assets
	at 31 December

	2005	2004

	%	%

Equity securities	18	19

Debt securities	78	76

Other assets	4	5

	100	100

Accounts	ICI Annual Report and Accounts 2005 129

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Notes relating to the Group accounts

37  Critical accounting policies, judgements and estimates

The Group’s main accounting policies affecting its results of operations and financial condition are set out on pages 56 to 59. Judgements and assumptions have been required by management in applying the Group’s accounting policies in many areas. Actual results may differ from the estimates calculated using these judgements and assumptions. Key sources of estimation uncertainty and critical accounting judgements are as follows:

Disposal provisions
As at 31 December 2005, the Group had divestment provisions of £295m. These disposal provisions have arisen as a result of the reshaping of the Group’s portfolio of businesses and include amounts relating to long-term residual obligations such as legacy management, pension administration, environmental costs and direct disposal costs such as termination costs, transaction costs and separation costs. The initial determination of the size of these provisions, and the subsequent timing and amounts of the expenditure in relation to these provisions, is inherently difficult to estimate and is based on best management judgement at the time. The provisions are regularly reviewed in the light of the most current information available.

Post-retirement benefits
The Group operates a number of defined benefit retirement plans. The Group’s total obligation in respect of defined benefit plans is calculated by independent, qualified actuaries and updated at least annually and totals £9.9bn. The Group also has plan assets totalling £8.2bn giving a net deficit position of £1.7bn for the Group. The size of the obligation is sensitive to actuarial assumptions. These include demographic assumptions covering mortality and longevity, and economic assumptions covering price and medical costs inflation, benefit and salary increases together with the discount rate used. A 0.1% decrease in the discount rate would increase the obligation by approximately £135m with all other assumptions unchanged. The size of the plan assets is sensitive to asset return levels and the level of contributions from the Company.

Contingent liabilities
The Group is exposed to a variety of events which might result in liabilities arising. No provision has been made for these contingent liabilities since either the obligations have been evaluated as “possible” and their existence will be confirmed by uncertain future events, or they have not been recognised because either a transfer of economic benefits is not “probable” or the amount cannot be measured with sufficient reliability. In particular, no provision has been made for the allegations regarding ICI’s former Acrylics business, as at this time there is uncertainty as to whether an obligation exists and if it did, how such an obligation could be reliably estimated. Details of the Group’s contingent liabilities are set out in note 32 to the consolidated financial statements.

Taxation
Provisions for tax contingencies require management to make judgements and estimates in relation to tax issues and exposures. Amounts provided are based on management’s interpretation of country specific tax law and the likelihood of settlement. Tax benefits are not recognised unless the tax positions are probable of being sustained. In arriving at this position, management reviews each material tax benefit to assess whether a provision should be taken against full recognition of the benefit on the basis of potential settlement through negotiation and/or litigation. All such provisions are included in current tax liabilities.

The material tax provisions are discussed below:

Over the past nine years, the Group has established a portfolio of specialty chemicals and coatings businesses through a number of acquisitions and disposals. Since 1997, the Group has bought and sold businesses worth in excess of £12bn. As a result of this reshaping and of disposals, a number of potential tax exposures have arisen. The Group has a provision of £74m for these exposures. In addition, the Group faces a number of potential transfer pricing issues in jurisdictions around the world. The issues are often complex and can require many years to resolve. The total provision included in the financial statements to cover the various worldwide exposures to transfer pricing issues is £60m.

Additionally, the Group considers its goodwill policy to be critical under US GAAP.

Goodwill
The Group has capitalised goodwill under US GAAP of £3bn at 31 December 2005. Goodwill is required to be tested for impairment at least annually or more frequently if changes in circumstances or the occurrence of events indicated potential impairment exists. The Company uses the present value of future cash flows to determine implied fair value. In calculating the implied fair value, significant management judgement is required in forecasting cash flows of the reporting unit, in estimating terminal growth values and in selecting an appropriate discount rate. If alternative management judgements were adopted then different impairment outcomes could result. No impairment resulted from the annual impairment test in 2005. The headroom in the annual impairment test under US GAAP for the Quest reporting unit was £85m (total US GAAP goodwill of £569m at 31 December 2005); a 1% increase in the discount rate applied would have resulted in an impairment.

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Principal subsidiary undertakings
at 31 December 2005

	Class of	Held by ICI		Principal activities in 2005
	capital	%
UNITED KINGDOM
ICI Finance PLC	Ordinary	100	†	Financial services
England

Quest International Flavours and	Ordinary	100	†	Manufacture of flavours and fragrances
Fragrances Limited
England
CONTINENTAL EUROPE
Deutsche ICI GmbH	Ordinary	100	†	Manufacture of paints, adhesives and oleochemicals
Germany

Quest International Nederland BV	Ordinary	100	†	Manufacture of flavours
The Netherlands

Unichema Chemie BV	Ordinary	100	†	Manufacture of specialty oleochemicals and derivatives
The Netherlands
THE AMERICAS
ICI American Holdings Inc	Common	100	†	Holding company
USA

The Glidden Company	Common	100	†	Manufacture of paints
USA

Indopco Inc USA	Common	100	†	Manufacture of adhesives, industrial starches, electronicmaterials, flavourings, fragrances, oleochemicals, resins and specialty chemicals

ICI Canada Inc	Common	100	†	Manufacture of paints; merchanting of ICI and
Canada				other products

Tintas Coral Ltda	Ordinary	100	†	Manufacture of paints
Brazil
ASIA PACIFIC
ICI India Ltd	Equity*	51		Manufacture of paints, surfactants and adhesives
India
(Accounting date 31 March;
reporting date 31 December)

ICI Pakistan Ltd Pakistan	Ordinary*	76	†	Manufacture of polyester staple fibre, soda ash, paints, specialty chemicals, sodium bicarbonateand polyurethanes; marketing of seeds, toll manufactured and imported pharmaceuticals and animal health products; merchanting of general chemicals

Pakistan PTA Ltd	Ordinary*	75	†	Manufacture of pure terephthalic acid
Pakistan

Nippon NSC Ltd Japan	Common	100	†	Manufacture of adhesives and specialty synthetic polymers; merchanting of starch products

National Starch and Chemical	Ordinary	100	†	Manufacture of food and industrial starches
(Thailand) Ltd
Thailand

* Listed
† Held by subsidiaries

The country of principal operations and registration or incorporation is stated below each company. The accounting dates of the principal subsidiary undertakings are 31 December unless otherwise stated.

The companies listed above are those whose results, in the opinion of the Directors, principally affected the profits or net assets of the Group. A full list of subsidiary and associated undertakings at 31 December will be annexed to the next annual return of the Company to be filed with the Registrar of Companies.

Accounts	ICI Annual Report and Accounts 2005 131

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Independent auditor’s report to the
Members of Imperial Chemical Industries PLC

We have audited the parent company accounts of Imperial Chemical Industries PLC for the year ended 31 December 2005 which comprise the Balance Sheet and the related notes. These parent company accounts have been prepared under the accounting policies set out therein. We have also audited the information in the Directors’ Remuneration Report that is described as having been audited.

We have reported separately on the Group accounts of Imperial Chemical Industries PLC for the year ended 31 December 2005.

This report is made solely to the Company’s members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an Auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors
The Directors’ responsibilities for preparing the Annual Report, the Directors’ Remuneration Report and the parent company accounts in accordance with applicable law and UK Accounting Standards (UK Generally Accepted Accounting Practice) are set out in the Statement of Directors’ Responsibilities on page 53.

Our responsibility is to audit the parent company accounts and the part of the Directors’ Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the parent company accounts give a true and fair view and whether the parent company accounts and the part of the Directors’ Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors’ Report is not consistent with the parent company accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors’ remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited parent company accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company accounts. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company accounts and the part of the Directors’ Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the parent company accounts, and of whether the accounting policies are appropriate to the Company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company accounts and the part of the Directors’ Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company accounts and the part of the Directors’ Remuneration Report to be audited.

Opinion
In our opinion:
•	the parent company accounts give a true and fair view, in accordance with UK Generally Accepted Accounting Practice, of the state of the Company’s affairs as at 31 December 2005; and

•	the parent company accounts and the part of the Directors’ Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London

16 February 2006

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Company accounting policies

As used in the financial statements and related notes, the term ‘Company’ refers to Imperial Chemical Industries PLC. The separate financial statements of the Company are presented as required by the Companies Act 1985. As permitted by the Act, the separate financial statements have been prepared in accordance with UK Generally Accepted Accounting Principles (“UK GAAP”).

The financial statements have been prepared on the historical cost basis. The principal accounting policies adopted are set out below. By virtue of Section 230 of the Companies Act 1985, the Company is exempt from presenting a profit and loss account. The Company has taken the exemption to prepare a cash flow statement under the terms of FRS1 (revised 1996) Cash flow statements.

The following paragraphs describe the main accounting policies. These policies have been consistently applied to all the years presented except for those relating to the measurement of financial instruments.

Turnover
Turnover represents amounts received and receivable for goods supplied and services rendered to customers after deducting sales allowances, rebates and value added taxes. Revenue from the sale of goods is recognised when the significant risks and rewards of ownership of the goods have been transferred to the customer, the revenue can be measured reliably and collectability is reasonably assured.

Depreciation
The Company’s policy is to write-off the book value of each tangible fixed asset excluding land to its residual value evenly over its estimated remaining life. Reviews are made annually of the estimated remaining lives of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear. Under this policy, the total lives approximate to 32 years for buildings and 14 years for plant and equipment. Depreciation of assets qualifying for grants is calculated on their full cost. No depreciation has been provided on land. Impairment reviews are performed where there is an indication of potential impairment. If the carrying value of an asset exceeds the higher of the discounted estimated future cash flows and net realisable value, the impairment is charged to the profit and loss account.

Retirement benefits
Retirement benefits are accounted for under FRS 17 Retirement benefits. The company operates defined contribution and benefit schemes for its employees. The Company is unable to identify its share of assets of the underlying assets and liabilities of its defined benefit schemes. In accordance with FRS 17 the Company accounts for them as though they were defined contribution schemes.

Research and development
Research and development expenditure is charged to profit in the year in which it is incurred.

Foreign currencies
Assets and liabilities are translated at exchange rates ruling at the date of the Company balance sheet. Exchange differences on foreign currency borrowings and deposits are included with net interest payable. Exchange differences on all other balances are taken to operating profit.

Financial derivatives
As described further in note (i), financial instruments in 2005 are reported in accordance with FRS 26 Financial Instruments: Measurement. The Company has applied this standard prospectively and therefore comparative information has not been restated. The accounting policies for both years are presented below.

Financial derivatives – 2005
The Company uses various derivative financial instruments to manage exposure to foreign exchange risks. The Company does not use derivative financial instruments for speculative purposes.

The accounting for the Company’s various hedging activities is detailed below.

Hedge accounting
The accounting for the Company’s various hedging activities are detailed below:

Transaction exposure hedging
Forward currency contracts hedging transaction exposures are fair valued through the income statement.

Forecast cash flow hedging
Derivatives used to hedge the currency risks associated with forecast cash flows are fair valued through the income statement. Where these derivatives form part of designated, effective cash flow hedges, the portion of the gain or loss that is determined to be an effective hedge in terms of FRS 26 Financial Instruments: Measurement is recognised directly in equity. Amounts that have been recognised directly in equity are recognised in the income statement in the same period or periods during which the hedged forecast transaction impacts the income statement.

Discontinuance of hedge accounting
Hedge accounting is discontinued prospectively when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At the time, the following accounting treatment will be adopted:

Fair value hedges
Any adjustment made to the carrying amount of the hedged item, as a consequence of the fair value hedge relationship, shall be amortised to profit or loss through the income statement over the remaining life of the hedged item.

Cash flow hedges
Any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a forecast transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period through the income statement.

Financial derivatives – 2004
The Company uses various derivative financial instruments to reduce exposure to foreign exchange risks.

Hedge accounting
The Company considers its derivative financial instruments to be “hedges” (i.e. an offset of foreign exchange and interest rate risks) when certain criteria are met.

Foreign currency derivative instruments
The Company’s criteria to qualify for hedge accounting are:

•	The instrument must be related to a foreign currency asset or liability that is probable and whose characteristics have been identified;

•	It must involve the same currency as the hedged item; and

•	It must reduce the risk of foreign currency exchange movements on the Company’s operations.

Cash flows related to foreign currency derivative transactions are reported along with related transactions in net cash inflow from operating, investing or financing activities, as appropriate, in the Company cash flow statement.

Accounts	ICI Annual Report and Accounts 2005 133

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Company accounting policies

Investments
Investments are held at cost less provisions for impairment.

Operating leases
The cost of operating leases is charged on the straight line basis over the period of the lease.

Taxation
Full provision for deferred tax is made for timing differences between the recognition of gains and losses in the financial statements and their recognition in the tax computation, using current tax rates except as otherwise required by FRS 19 Deferred Tax. The Company does not discount these balances. No deferred tax is provided in respect of any future remittance of earnings of foreign subsidiaries or associates where no commitment has been made to remit such earnings.

Stock valuation
Finished goods, raw materials and other stocks are stated at the lower of cost and net realisable value, the first in, first out or an average cost method of valuation is used. In determining cost for stock valuation purposes, depreciation is included but selling expenses and certain overhead expenses are excluded.

Environmental liabilities
The Company is exposed to environmental liabilities relating primarily to its past operations, principally in respect of soil and groundwater remediation costs. Provisions for these costs are made when expenditure on remedial work is probable and the cost can be estimated within a reasonable range of possible outcomes.

Disposal provisions
The Company is exposed to certain liabilities when businesses are divested and disposal provisions are created as part of the gain or loss on disposal calculation. Typical costs include pension liabilities, environmental costs, transaction costs and separation costs. Provisions are only established when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that a transfer of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The Company reviews its disposal provisions regularly to determine whether they accurately reflect the present obligations of the Company based on the latest available facts.

Contingent liabilities
Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence of one or more uncertain future events not wholly within the Company’s control or are present obligations arising from past events that are not recognised as it is not probable a transfer of economic benefits will occur or the amount cannot be measured with sufficient certainty. The Company’s reviews its obligations regularly.

Share-based payments
The Company has applied the requirements of FRS 20 Share-based Payment and has elected not to adopt the exemption to apply FRS 20 only to awards made after 7 November 2002, instead a full retrospective approach has been followed on all grants not fully vested at the date of adoption to maintain consistency across reporting periods.

The Company issues equity settled share based payments to certain employees. Equity settled share based payments are measured at fair value at grant date. Fair value is measured using the Black-Scholes model, taking into account the terms and conditions upon which the instruments were granted, excluding the impact of any non-market vesting conditions.

The total amount to be expensed over the vesting period is determined by reference to the fair value of the equity instruments granted and the number of equity instruments which eventually vest. At each balance sheet date, the Company revises its estimates of the number of equity instruments that are expected to vest. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

134 ICI Annual Report and Accounts 2005	Accounts

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Company balance sheet
at 31 December 2005

			As restated
		2005	2004
	notes	£m	£m

Assets employed

Fixed assets

Tangible assets	(ii)	61	66

Investments

Subsidiary undertakings	(iii)	12,710	11,854

Participating and other interests	(iv)	1	1

		12,772	11,921

Current assets

Stocks	(v)	31	37

Debtors	(vi)	2,627	1,849

Cash		12	9

		2,670	1,895

Total assets		15,442	13,816

Creditors due within one year

Current instalments of loans	(viii)	–	(105)

Other creditors	(vii)	(7,641)	(5,838)

		(7,641)	(5,943)

Net current (liabilities)		(4,971)	(4,048)

Total assets less current liabilities		7,801	7,873

Financed by
Creditors due after more than one year

Loans	(viii)	23	26

Other creditors	(vii)	3,085	3,335

		3,108	3,361

Provisions for liabilities and charges	(ix)	81	77

Shareholders’ funds – equity

Called-up share capital	(xii)	1,192	1,191

Share premium account	(xii)	934	933

Profit and loss account	(xii)	2,486	2,311

Total shareholders’ funds	(xii)	4,612	4,435

		7,801	7,873

See accompanying notes to consolidated financial statements.

The accounts on pages 133 to 142 were authorised for issue by the Board of Directors on 16 February 2006 and were signed on its behalf by:

P B Ellwood CBE Director

A J Brown Director

Accounts	ICI Annual Report and Accounts 2005 135

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Notes relating to the Company accounts

(i) Basis of presentation

The separate financial statements of the Company are presented as required by the Companies Act 1985. As permitted by the Act, the separate financial statements have been prepared in accordance with UK Generally Accepted Accounting Principals (“UK GAAP”). The accounting policies under UK GAAP are presented on pages 133 to 134.

A list of principal subsidiary undertakings is presented on page 131.

Implementation of UK Accounting Standards

New accounting standards

FRS 17 – Retirement benefits
This standard applies to all types of benefits that an employer provides after employees have completed their service, including pension and post-retirement healthcare benefits. The standard sets out revised requirements for the accounting and disclosure of an employer’s retirement benefits and related funding. The transitional disclosure requirements of the standard have been provided in the Group accounts from 2001 to 2004. The standard has been adopted in full in these financial statements. Compliance with FRS 17 has reduced the 2004 shareholders’ funds by £237m (reduction in prepayment of £338m, reduction in provisions of £108m and increase in other creditors of £7m) and decreased net profit for 2004 by £8m.

FRS 20 – Share-based payment
The Company operates a range of share-based incentive schemes (both awards of options and awards of shares) and has applied the requirements of FRS 20 for the first time in these financial statements. The Company has elected not to adopt the exemption to apply FRS 20 only to awards made after 7 November 2002, instead a full retrospective approach has been followed on all grants not fully vested at the date of adoption to maintain consistency across reporting periods. Under FRS 20, an expense is recognised in the income statement for all share-based payments calculated based on the fair value at the date of grant using the Black-Scholes pricing model. Compliance with FRS 20 has reduced the 2004 shareholders’ funds by £nil and decreased net profit for 2004 by £3m. Net profit for 2005 has also been reduced by £3m.

FRS 21 – Events after the balance sheet date
This standard sets out revised requirements for accounting for events after the balance sheet date. As a result of this standard, dividends can only be recognised at the balance sheet date if a legal liability exists. The second interim dividend for 2005 is therefore not recognised until the dividend is declared which is after the balance sheet date. The 2004 second interim dividend was not declared at 31 December 2004, therefore the dividend charge recognised in the profit and loss and the dividend creditor recognised in the balance sheet have been reversed. The standard has been adopted in full in these financial statements. Compliance with FRS 21 has increased the 2004 shareholders’ funds by £46m.

FRS 22 – Earnings per share
This standard which was issued on 2 December 2004 and prescribes the basis for calculating and presenting earnings per share in the financial statements. This standard applies to listed companies that do not prepare consolidated financial statements and therefore will not impact the Company’s financial statements. The statement was effective for years ended after 1 January 2005.

FRS 23 – The effects of changes in foreign exchange rates
This standard which was issued on 2 December 2004 and prescribes how to include foreign currency transactions and foreign operations in financial statements and how to translate financial statements into a presentational currency. The statement is effective from 1 January 2005. The standard has been adopted in full in these financial statements. Following the Company’s policy for adoption of FRS 26 (see below), the requirements of FRS 23 have been applied prospectively from 1 January 2005. Compliance with FRS 23 has increased 2005 net profit by £6m.

FRS 25 – Financial instruments: Disclosure and presentation
FRS 25 supersedes FRS 13 Derivatives and other financial instruments: disclosure and substantially amends FRS 4 Capital instruments. The standard is effective from 1 January 2005. However, as consolidated financial statements have been prepared under the IFRS equivalent standard (IAS 32), the parent Company is exempt from the disclosure requirements of this standard.

FRS 26 – Financial instruments: Measurement
FRS 26 applies to all listed entities for the periods beginning on or after 1 January 2005 and prescribes new accounting rules relating to financial instruments and hedge accounting. This standard has been adopted in full in these financial statements and the requirement applied prospectively from 1 January 2005.

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(ii) Tangible assets

	Land and	Plant and	Payments on	Total
	buildings	equipment	account and
			assets in
			course of
			construction
	£m	£m	£m	£m

Cost

At beginning of year	32	187	12	231

Capital expenditure	–	–	9	9

Transfers of assets into use	–	14	(14)	–

Disposals and other movements	(1)	(8)	–	(9)

At end of year	31	193	7	231

Depreciation

At beginning of year	17	148	–	165

Charge for year	1	13	–	14

Disposals and other movements	(1)	(8)	–	(9)

At end of year	17	153	–	170

Net book value at end 2005	14	40	7	61

Net book value at end 2004	15	39	12	66

Analysis of land and buildings

	2005	2004
	£m	£m

The net book value of land and buildings comprises:

Freeholds	4	5

Long leases (over 50 years unexpired)	–	–

Short leases	10	10

	14	15

(iii) Investments in subsidiary undertakings

	Shares	Loans	Total
	£m	£m	£m

Cost

At beginning of year	3,881	8,045	11,926

New investments/new loans	–	3,614	3,614

Disposals/loans repaid	–	(2,966)	(2,966)

Exchange adjustments	5	206	211

At end of year	3,886	8,899	12,785

Provisions

At beginning of year	(71)	(1)	(72)

Exchange adjustments	(3)	–	(3)

At end of year	(74)	(1)	(75)

Balance sheet value at end 2005	3,812	8,898	12,710

Balance sheet value at end 2004	3,810	8,044	11,854

	2005	2004
	£m	£m

Shares in subsidiary undertakings which are listed investments

Balance sheet value	4	4

Market value	95	56

The Company’s investments in its subsidiary undertakings, which are eliminated on consolidation, consist of either equity or long-term loans, or both. Normal trading balances are included in either debtors or creditors. Information on principal subsidiary undertakings is given on page 131.
Accounts	ICI Annual Report and Accounts 2005 137

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Notes relating to the Company accounts

(iv) Investments in participating and other interests

Other
shares
£m
Cost

At the beginning and end of year	2

Provisions

At the beginning and end of year	(1)

Balance sheet value at end 2005	1

Balance sheet value at end 2004	1

(v) Stocks

	2005	2004
	£m	£m

Raw materials and consumables	5	5

Stocks in process	–	1

Finished goods and goods for resale	26	31

	31	37

(vi) Debtors

		As restated
	2005	2004
	£m	£m

Trade debtors	–	5

Less: amounts set aside for doubtful accounts	–	–

	–	5

Amounts owed by subsidiary undertakings	2,612	1,827

Other prepayments and accrued income	10	13

Other debtors	5	4

	2,627	1,849

The Company has also provided an asset-backed guarantee, via a wholly owned subsidiary, ICI Receivables Funding Ltd (“the SPV”) specifically incorporated to provide the guarantee, for £250m to support its commitments for the ICI Pension Fund (see note 33 to the Group accounts). The asset-backed guarantee is secured by way of fixed and floating charges over the trade debtors of certain Group companies, which have been assigned to the SPV. At 31 December 2005, £41m of the Company’s gross trade debtors (2004 £54m) were assigned to the SPV.
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(vii) Other creditors

		As restated
	2005	2004
	£m	£m

Amounts due within one year

Trade creditors	63	59

Amounts owed to subsidiary undertakings	7,336	5,542

Corporate taxation	187	180

Accruals	28	32

Other creditors	27	25

	7,641	5,838

Amounts due after more than one year

Amounts owed to subsidiary undertakings	3,074	3,321

Other creditors	11	14

	3,085	3,335

(viii) Loans

	Repayment	2005	2004
	dates	£m	£m

Unsecured loans

Sterling

9[3] /4 % Bonds	2005	–	100

US dollars

Variable rate medium-term notes	2010	23	26

Other currencies	2005	–	5

Total unsecured		23	131

	2005	2004
	£m	£m

Loan maturities

Loans or instalments thereof are repayable:

After 5 years from balance sheet date	–	26

From 2 to 5 years	23	–

From 1 to 2 years	–	–

Total due after more than one year	23	26

Total due within one year	–	105

Total loans	23	131

Aggregate amount of loans any instalment of which falls due after 5 years	–	26

Accounts	ICI Annual Report and Accounts 2005 139

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Notes relating to the Company accounts

(ix) Provisions for liabilities and charges

	Deferred	Disposal	Restructuring	Other	Total
	taxation	provisions	provisions	provisions
	(as restated)			(as restated)
	£m	£m	£m	£m	£m

At beginning of 2005	5	50	14	8	77

Profit and loss account	8	23	–	(2)	29

Net amounts paid or becoming payable	–	(15)	(10)	–	(25)

Exchange and other movements	–	–	–	–	–

At end of 2005	13	58	4	6	81

Divestment provisions
Divestment provisions relate to long-term residual activities principally relating to pension administration and environmental costs. The nature of these provisions is such that expenditure is expected to occur over the period from 2006 to at least 2030.

(x) Deferred tax

	2005	2004
	£m	£m

Deferred tax liabilities

UK fixed assets/other	(22)	(16)

	(22)	(16)

Deferred tax assets

Restructuring provisions	1	4

Employee liabilities	1	–

Business provisions	5	5

Other	2	2

	9	11

	(13)	(5)

Deferred tax liabilities accounted for at the balance sheet date

Analysed as:

Current	(4)	(1)

Non-current	(9)	(4)

	(13)	(5)

(xi) Called-up share capital

	Authorised	Allotted
		called-up
		and fully
		paid
	£m	£m

Ordinary Shares of £1 each

At beginning of 2004	1,400	1,191

Employee share option schemes – option exercised		–

At end of 2004	1,400	1,191

Employee share option schemes – option exercised		1

At end of 2005	1,400	1,192

140 ICI Annual Report and Accounts 2005	Accounts

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(xii) Share capital and reserves

	Share	Share	Profit	Total
	capital	premium	and loss
		account	account
	£m	£m	£m	£m

At 1 January 2005	1,191	933	2,502	4,626

Prior year adjustments following adoption of FRS 17, FRS 20,
and FRS 21 (see basis of preparation)	–	–	(191)	(191)

As restated at 1 January 2005	1,191	933	2,311	4,435

Net profit for the year	–	–	263	263

Dividends	–	–	(91)	(91)

Share-based payments	–	–	3	3

Shares issued/rights issue	1	1	–	2

At 31 December 2005	1,192	934	2,486	4,612

By virtue of s230 of the Companies Act 1985, the Company is exempt from preparing a profit and loss account.

For details on dividends paid and payable during the year, see note 27 to the Group accounts.

(xiii) Commitments and contingencies

	2005	2004
	£m	£m

Commitments for capital expenditure not provided for in these accounts (including acquisitions)

Contracts placed for future expenditure	2	4

Expenditure authorised but not yet contracted	4	5

	6	9

Contingent liabilities existed at 31 December 2005 in connection with guarantees and uncalled capital relating to subsidiary and other undertakings and guarantees relating to pension funds, including the solvency of pension funds. The maximum contingent liability for the Company, mainly on guarantees of borrowings by subsidiaries, was £1,203m (2004 £1,123m). In particular, the Company has fully and unconditionally guaranteed the debt securities of its wholly owned subsidiary ICI Wilmington, Inc. From time to time, the Company, in the ordinary course of business, also provides guarantees to its wholly owned subsidiaries.

The Company has not adopted amendments to FRS 26 in relation to financial guarantee contracts which will apply for periods commencing on or after 1 January 2006. Where the Company enters into financial guarantee contracts and guarantees the indebtedness of other companies within the Group, the Company considers these to be insurance arrangements, and accounts for them as such. In this respect, the Company treats the guarantee contract as a contingent liability until such time that it becomes probable that the Company will be required to make a payment under the guarantee. The Company does not expect the amendments to have any impact on the financial statements for the period commencing 1 January 2006.

(xiv) Post-retirement benefits

The Company operates defined contribution and multi-employer defined benefit schemes for its employees. The cost recognised in the period for defined contribution schemes amounted to £45m in 2005 (2004 £51m). Outstanding contributions at the balance sheet date amounted to £nil (2004 £nil). The principal multi-employer defined benefit schemes in operation in the UK are the ICI Pension Fund and the ICI Specialty Chemicals Pension Fund. The date of the most recent full actuarial funding valuation for the ICI Pension Fund and the ICI Specialty Chemicals Pension Fund was 31 March 2005. The Company is unable to identify its share of the underlying assets and liabilities of these funds. The deficit on the ICI Pension Fund and ICI Specialty Chemicals Pension Fund amounted to £817m and £140m respectively at 31 December 2005. Under FRS 17, the Company treats its contributions into these schemes as though they were defined contributions and has consequently not recognised any deficit relating to these schemes.

Accounts	ICI Annual Report and Accounts 2005 141

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Notes relating to the Company accounts

(xv) Staff numbers and costs

The average number of persons employed by the Company (including Directors) during the year, was as follows:

	Number of employees

	2005	2004

Average number of persons employed by the Company	1,177	1,254

The aggregate payroll costs of these persons were as follows:
	2005	2004
	£m	£m

Wages and salaries	63	68

Share-based payments (see note xvii)	3	3

Social security costs	7	7

Other pension costs	47	52

	120	130

(xvi) Directors’ remuneration

Information covering Directors’ remuneration, interests in shares, debentures, share options and pension benefits is included in note 2 relating to the Group accounts and in the Remuneration Report on pages 42 to 52.

(xvii) Share-based payments

For details of ICI’s employee share option schemes and other share-based plans refer to note 7 relating to the Group accounts.

The Company has applied the requirement of FRS 20 Share-based payment and has elected not to adopt the exemption to apply FRS 20 only to awards made after 7 November 2002, instead a full retrospective approach has been followed on all grants not fully vested at the date of transition in order to maintain consistency across the reporting periods.

The fair value of awards granted is determined using the Black-Scholes valuation model, refer to note 7 relating to the Group accounts for the fair value assumptions used.

Transactions on Option Schemes

	Senior Staff Scheme		UK – Sharesave		SARP

	Number of	Weighted	Number of	Weighted	Number	Weighted
	options	average	options	average	of options	average
		exercise		exercise	in ADRs	exercise
		price		price		price
	000		£000		£000	$

Outstanding

At beginning of 2004	14,145	3.03	2,795	2.23	608	16.81

Granted	2,700	2.31	–	–	195	16.83

Exercised	(587)	1.34	(8)	1.73	–	–

Cancelled	(1,129)	3.88	(640)	2.74	–	–

At beginning of 2005	15,129	2.90	2,147	2.08	803	16.82

Granted	2,584	2.81	–	–	160	21.25

Exercised	(2,293)	1.78	(107)	2.16	–	–

Cancelled	(1,709)	4.41	(417)	2.66	–	–

At end of 2005	13,711	2.89	1,623	1.93	963	17.55

142 ICI Annual Report and Accounts 2005	Accounts

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Group selected financial data

The selected financial data on pages 143 to 148 is shown in accordance with IFRS for 2005 and 2004, and in accordance with UK GAAP for 2004 to 2001. The UK GAAP data should be read in conjunction with the IFRS transition adjustments in note 35 to gain an understanding of the nature of the adjustments made to UK GAAP data to comply with IFRS.

The IFRS data has been selected from the financial statements of the ICI Group for this year or, where certain items are not shown in those annual audited financial statements, has been prepared for the purposes of this report. This data should be read in conjunction with, and is qualified in its entirety with reference to, the financial statements and notes relating to the accounts included elsewhere in this report. The IFRS data has been restated where appropriate to accord with the Group’s current accounting policies (which precede and form part of the Group’s financial statements) and basis of presentation of financial information (described in note 1 to the Group accounts).

The UK GAAP data has been selected from the financial statements of the ICI Group from the four years ended 2004 or, where certain items are not shown in those annual audited financial statements, has been prepared for the purposes of this report. This data should be read in conjunction with, and is qualified in its entirety with reference to, the financial statements and notes relating to the accounts included elsewhere in those reports. The UK GAAP data has been restated where appropriate to accord with the Group’s accounting policies as presented in the 2004 Annual Report and Accounts, being the most recent set of Group consolidated statements presented under UK GAAP.

The net profit (loss) for the financial periods in the summary Group income statement and Shareholders’ funds – equity in the summary Group balance sheets are stated in accordance with accounting principles generally accepted under IFRS. Refer to note 36 to the Group accounts for a discussion of the main differences between IFRS and accounting principles generally accepted in the US (US GAAP).

		2005	2004
	notes	£m	£m

Summary of Group income statement – IFRS

Revenue		5,812	5,609

Operating profit before special items	2	550	538

Special items charged to operating profit		34	(6)

Operating profit after special items	2	584	532

Share of profits less losses of associates		3	2

Profits less losses on sale of operations		20	175

Interest expense		(129)	(170)

Interest income		57	85

Post-retirement benefit finance:

Interest cost		(451)	(447)

Expected return on assets		414	414

Foreign exchange gains on debt previously hedging goodwill written off to reserves		2	15

		(107)	(103)

Profit (loss) before taxation		500	606

Income tax expense	3	(80)	(98)

Net profit (loss) for the financial year		420	508

Attributable to equity holders of the parent		390	474

Attributable to minority interests		30	34

Net profit (loss) for the financial year		420	508

Continuing operations	4	420	522

Discontinued operations	1,3	–	(14)

Total		420	508

Profit before income tax expense and special items		444	422

Earnings and dividends

Adjusted earnings (loss) per £1 Ordinary Share	5	27.1p	25.8p

Earnings per £1 Ordinary Share	5	32.9p	40.1p

Basic Earnings per £1 Ordinary Share

Continuing operations		32.9p	41.2p

Discontinued operations	1,3	–	(1.1)p

Total basic earnings per £1 Ordinary Share		32.9p	40.1p

Diluted Earnings per £1 Ordinary Share

Continuing operations		32.8p	41.2p

Discontinued operations	1,3	–	(1.1)p

Total diluted earnings per £1 Ordinary Share		32.8p	40.1p

Dividends per £1 Ordinary Share – pence		7.7p	7.3p

Group selected financial data	ICI Annual Report and Accounts 2005 143

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Group selected financial data continued

		2004		2003		2002		2001
	notes	£m		£m		£m		£m

Summary of Group profit and loss accounts – UK GAAP

Turnover		5,601		5,849		6,125		6,425

Operating profit before exceptional items	2	444	*	394	*	496	*	536	*

Exceptional items charged to operating profit		(5)		(200)		–		(143)

Operating profit after exceptional items	2	439		194		496		393

Share of operating profits less losses of associates before exceptional items		4		2		18		57

Share of exceptional items of associates		–		–		–		(9)

Profits less losses on sale of operations		3		32		50		7

Profits less losses on disposal of fixed assets		(1)		5		3		8

Amounts written off investments		–		(57)		(99)		–

Net interest payable	3

Group		(86)		(92)		(123)		(162)

Associates				1		(28)		(67)
		(86)		(91)		(151)		(229)

Profit before taxation		359		85		317		227

Taxation	3	(116)		(41)		(111)		(97)

Attributable to minorities		(33)		(24)		(27)		(28)

Net profit (loss) for the financial year		210		20		179		102

Continuing operations	4	224		23		166		113

Discontinued operations	1,3	(14)		(3)		13		(11)

Total		210		20		179		102

Profit before taxation, exceptional items and goodwill amortisation		397		341		400		401

Earnings (loss) per £1 Ordinary Share before goodwill amortisation
and exceptional items	5	21.9	p	18.5	p	23.7	p	29.8	p

Earnings per £1 Ordinary Share	5

Basic Earnings (loss) per £1 Ordinary Share

Continuing operations		18.9	p	2.0	p	14.9	p	13.0	p

Discontinued operations	1,3	(1.1	)p	(0.3	)p	1.2	p	(1.3	)p

Total basic earnings (loss) per £1 Ordinary Share		17.8	p	1.7	p	16.1	p	11.7	p

Diluted Earnings (loss) per £1 Ordinary Share

Continuing operations		18.8	p	2.0	p	14.8	p	13.0	p

Discontinued operations	1,3	(1.1	)p	(0.3	)p	1.2	p	(1.3	)p

Total diluted earnings (loss) per £1 Ordinary Share		17.7	p	1.7	p	16.0	p	11.7	p

Dividends per £1 Ordinary Share – pence		7.3	p	6.3	p	7.5	p	13.3	p

* After amortisation of goodwill £35m (2003 £36m; 2002 £27m; 2001 £37m).

144 ICI Annual Report and Accounts 2005	Group selected financial data

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Summary of Group balance sheets – IFRS

The notes to the selected financial data apply to both IFRS and UK GAAP except where specified otherwise.

	2005	2004
	£m	£m

Non-current assets	2,890	2,765

Current assets	2,277	2,133

Total assets	5,167	4,898

Current liabilities	(2,245)	(2,200)

Non-current liabilities	(3,408)	(2,945)

Total liabilities	(5,653)	(5,145)

Net assets	(486)	(247)

Attributable to equity holders of the parent	(613)	(332)

Minority interests	127	85

Total equity	(486)	(247)

Summary of Group balance sheets – UK GAAP

	2004	2003	2002	2001
	£m	£m	£m	£m

Non-current assets	2,200	2,383	2,568	3,143

Current assets	2,736	2,825	2,898	3,126

Total assets	4,936	5,208	5,466	6,269

Current liabilities	(2,077)	(2,226)	(2,418)	(3,601)

Non-current liabilities	(2,051)	(2,463)	(2,516)	(3,011)

Total liabilities	(4,128)	(4,689)	(4,934)	(6,612)

Net assets	808	519	532	(343)

Attributable to equity holders of the parent	721	450	463	(394)

Minority interests	87	69	69	51

Total equity	808	519	532	(343)

Group selected financial data	ICI Annual Report and Accounts 2005 145

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Group selected financial data continued

Summary of Group cash flow statement – IFRS

	2005	2004
	£m	£m

Net cash inflow from operating activities	359	327

Net cash (outflow) inflow from investing activities	(106)	29

Net cash (outflow) from financing activities	(224)	(464)

Cash and cash equivalents at beginning of period	469	588

Net cash inflow (outflow) from all activities	29	(108)

Movement arising on foreign currency translation	18	(11)

Cash and cash equivalents at end of period	516	469

Summary of Group cash flow statement – UK GAAP

	2004	2003	2002	2001
	£m	£m	£m	£m

Net cash inflow from operating activities	327	327	305	187

Net cash inflow (outflow) from investing activities	29	(61)	44	(298)

Net cash (outflow) inflow from financing activities	(201)	(278)	(357)	176

Cash and cash equivalents at beginning of period	243	246	260	209

Net cash inflow (outflow) from all activities	155	(12)	(8)	65

Movement arising on foreign currency translation	(12)	9	(6)	(14)

Cash and cash equivalents at end of period	386	243	246	260

146 ICI Annual Report and Accounts 2005	Group selected financial data

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Notes relating to Group selected financial data

1 Discontinued operations

The basis on which operations have been included under the heading of “Discontinued operations” is explained in note 1 to the Group financial statements, together with a list of these operations in respect of which transactions have been recorded since 1 January 2004. Transactions relating to discontinued operations in 2001 and 2003 additionally includes the disposal of the Group’s 50% equity shareholding in Philips–Imperial Petroleum Ltd.

2 Operating profit

Operating profit consists of revenue, royalties and other income, less related costs of sales, distribution, research and development, administration and other expenses. Depreciation is included in each category, as appropriate, in the Group income statement.

3 Interest income, interest expense and income tax expense

Interest income, interest expense and income tax expense has been allocated to Discontinued operations to reflect the legal entity incidence of these items within the businesses divested.

4 Special items – Continuing operations

IFRS

Special items relating to Continuing operations included in the Group income statement were as follows:

	2005	2004
	£m	£m

Continuing operations

Special items before taxation	49	204

Taxation on special items	19	(16)

Special items attributable to minorities	1	(6)

Net profit (loss) on special items attributable to equity holders of the parent	69	182

Note 3 to the Group accounts gives details of special items for 2004 to 2005.

Special items disclosed separately in the IFRS income statement would be incorporated in individual line items under US GAAP. Special items under IFRS do not represent extraordinary items under US GAAP.

UK GAAP

	2004	2003	2002	2001
	£m	£m	£m	£m

Exceptional items before taxation	17	(211)	(56)	(155)

Taxation on exceptional items	(11)	52	1	48

Exceptional items attributable to minorities	(6)	(1)	(6)	(2)

Net profit (loss) on exceptional items	–	(160)	(61)	(109)

5   Earnings per £1 Ordinary Share – pence per share

	2005	2004	2003	2002	2001
Average Ordinary Shares	million	million	million	million	million

Weighted average Ordinary Shares in issue during the year	1,192	1,191	1,191	1,123	876

Weighted average shares held by Group’s employee share ownership plan	(7)	(8)	(9)	(9)	(7)

Basic weighted average Ordinary Shares in issue during the year	1,185	1,183	1,182	1,114	869

Dilutive effect of share options	3	1	–	2	–

Diluted weighted average Ordinary Shares	1,188	1,184	1,182	1,116	869

Basic earnings per £1 Ordinary Share and diluted earnings per £1 Ordinary Share for a period are calculated by dividing the appropriate value (continuing, discontinued or total) of net profit (loss) for the financial year (see tables on pages 143 and 144) by, respectively, basic weighted average Ordinary Shares in issue during the period or diluted weighted average Ordinary Shares in issue during the period.

Group selected financial data	ICI Annual Report and Accounts 2005 147

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Notes relating to Group selected financial data continued

5   Earnings per £1 Ordinary Share – pence (continued)

Basic earnings per £1 Ordinary Share – IFRS

		2005	2004

Net profit (loss) attributable to equity holders of the parent	£m	390	474

Basic weighted average Ordinary Shares in issue	million	1,185	1,183

Basic earnings (loss) per £1 Ordinary Share	pence	32.9p	40.1p

Basic earnings per £1 Ordinary Share – UK GAAP

		2004	2003	2002	2001

Net profit (loss) attributable to equity holders of the parent	£m	210	20	179	102

Basic weighted average Ordinary Shares in issue	million	1,183	1,182	1,114	869

Basic earnings (loss) per £1 Ordinary Share	pence	17.8p	1.7p	16.1p	11.7p

Adjusted earnings per £1 Ordinary Share – IFRS

		2005	2004

Earnings	£m	390	474

Special items after tax and minorities	£m	(69)	(168)

Adjusted earnings	£m	321	306

Basic weighted average Ordinary Shares in issue	million	1,185	1,183

Basic adjusted earnings per £1 Ordinary Share	pence	27.1p	25.8p

Diluted weighted average Ordinary Shares in issue	million	1,188	1,184

Diluted adjusted earnings per £1 Ordinary Share	pence	27.0p	25.8p

Adjusted earnings per share has been calculated, since these special items can have a distorting effect on the trend of underlying earnings.

Adjusted earnings per £1 Ordinary Share – UK GAAP

		2004	2003	2002	2001

Net profit (loss) for the financial year	£m	210	20	179	102

Exceptional items (after tax and minorities) and goodwill amortisation	£m	49	199	85	157

Net profit before exceptional items and goodwill amortisation	£m	259	219	264	259

Basic weighted average Ordinary Shares in issue	million	1,183	1,182	1,114	869

Basic earnings per £1 Ordinary Share before exceptional items
and goodwill amortisation	pence	21.9p	18.5p	23.7p	29.8p

Diluted weighted average Ordinary Shares in issue	million	1,184	1,182	1,116	869

Diluted earnings per £1 Ordinary Share before exceptional items
and goodwill amortisation	pence	21.9p	18.5p	23.7p	29.8p

148 ICI Annual Report and Accounts 2005	Group selected financial data

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Risk factors

The following section comprises a summary of what ICI believes are the main risk factors that could potentially impact the Group’s operating and financial performance.

ICI operates in competitive markets. If the Group does not continue to compete in its markets effectively by developing innovative products and responding effectively to the activities of its competitors, it could lose customers and its results of operations could be adversely affected.

ICI has a wide portfolio of business units competing across a diverse range of geographic and product markets. The Group’s business may be adversely affected if it does not:

•	continue to develop innovative products that satisfy customer needs and preferences;

•	develop new technology or enhance existing technology that supports product development or provides cost or other advantages over its competitors; and

•	attract and retain skilled employees who are key to achieving these objectives.

Because the Group is subject to price competition, it must also continue to satisfy these objectives while maintaining a competitive cost base.

In addition, some of ICI’s competitors in certain markets are larger and have greater financial resources than the Group. This may enable them to deliver products on more attractive terms or to invest larger amounts of capital into their businesses, including expenditure for research and development. If any of the Group’s current or future competitors develop proprietary technology that enables them to produce new products or services or to deliver existing products or services at a significantly lower cost, the Group’s products and services could be rendered uneconomical or obsolete.

While some of the Group’s product range comprises products and services that are protected by proprietary knowledge or patents, some of its businesses use technology that is widely available. Accordingly, certain product segments of the Group’s business may be vulnerable to new competitors and may be adversely affected by increased price competition. Any of these developments could lead to a loss of customers and could adversely affect the Group’s results of operations.

The price volatility of some of the raw materials ICI uses could adversely affect its results of operations.

ICI uses significant amounts of various chemicals and other materials as raw materials in manufacturing its products. Prices for some of these raw materials are volatile and are affected by cyclical movements in commodity prices, availability of such raw materials, demand for a variety of products which are produced using these raw materials, levels of price competition among local and global suppliers and general economic conditions. The Group’s diverse portfolio of value added products provides some ability to pass on higher input prices to its customers, but this ability is, to a large extent, dependent on market conditions. There may be times when the Group is not able to recover increases in the cost of raw materials for some products due to weakness in demand for such products or the actions of its competitors. This could adversely affect the Group’s results of operations.

The occurrence of major operational problems could have an adverse effect on the Group’s results of operations and cash flow.

The Group’s revenues are dependent on the continued operation of its various manufacturing facilities. Operational risks include:

•	equipment and systems failures;

•	failure to comply with applicable regulations and standards and to maintain necessary permits and approvals;

•	raw material supply disruptions;

•	labour force shortages or work stoppages;

•	events impeding or increasing the cost of transporting products;

•	natural disasters; and

•	terrorist attacks.

While the Group maintains insurance at levels that it believes are appropriate for its industry, some of these operational risks could result in losses and liabilities in excess of its insurance coverage or in uninsured losses or liabilities. The occurrence of major operational problems resulting from the above or other events may have an adverse effect on the results of operations of a particular manufacturing facility, or with respect to certain of these risks, the results of operations and cash flow of the Group as a whole.

The Group undertakes a number of significant projects each year and poor execution or failure to complete such projects could have an adverse effect on results of operations.

The Group, or any of the Group’s business units, may undertake significant projects including restructuring, capital expenditure, disposals, acquisitions and outsourcing, all of which require significant project management from initiation through to implementation. Failure to manage such projects appropriately or to implement such projects may have an adverse effect on the results of operations of a particular business unit and/or the Group as a whole.

Loss of a significant number of key personnel could adversely affect the Group’s results of operations.

The Group relies on key personnel such as business leaders and technical experts whose knowledge is important to the success of the Group. Although ICI has procedures in place to identify and retain key personnel, events beyond its control may lead to loss of such personnel. Where this happens, there are processes designed to enable the transfer of know-how from key personnel, however, failure to transfer such know-how prior to the loss of key personnel and an inability to replace such key personnel in a timely fashion could have an adverse effect on the Group’s results of operations.

ICI derives a significant percentage of its revenue in some of its businesses from sales to major customers, and if it is unable to retain these customers, its results of operations could be adversely affected.

While no single customer accounted for more than 10% of Group sales in 2005, sales to major customers in some of its businesses, particularly in Paints and Quest, are significant. ICI believes that the wide selling range and nature of the specialty products it supplies reduce the potential adverse consequences of the loss of business from any one customer for any one of its products or in any one of its businesses. Nevertheless, the loss of major customers, without replacement, could have an adverse effect on the Group’s results of operations.

Risk factors	ICI Annual Report and Accounts 2005 149

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Risk factors continued

The Group’s reliance on key suppliers in some of its businesses could result in an adverse effect on results of operations.

Some of the Group’s business units rely on a small number of suppliers for their key raw materials. If any of these suppliers is unable to meet its obligations or increases its prices, the Group may not be able to find a replacement supplier that is able to provide such raw materials on similar terms. Consequently, the Group may be forced to pay higher prices to obtain raw materials, which it may not be able to pass on to its customers in the form of increased prices for its finished products. In addition, some of the raw materials used may become unavailable and there can be no assurance that the Group will be able to obtain suitable and cost effective substitutes. Furthermore, any consolidation in the industries that supply the Group’s raw materials could further reduce the number of available suppliers.

Any interruption of supply or price increases caused by these or other factors, which the Group is not able to mitigate by securing satisfactory replacement suppliers, could have an adverse effect on its results of operations.

ICI’s indebtedness and resulting leverage could reduce its operational and competitive flexibility, increase its vulnerability to adverse economic and industry conditions, increase its interest costs and adversely affect results of operations and cash flow.

ICI’s outstanding net indebtedness amounted to £745m as of 31 December 2005. ICI’s indebtedness could affect the Group in adverse ways, in particular by requiring the Group to dedicate a significant portion of its operational cash flow to service payments on such indebtedness, and by limiting its ability to borrow additional funds or refinance existing indebtedness on attractive terms. Furthermore, its indebtedness could increase its vulnerability to adverse economic and industry conditions, limit its ability to fund future capital expenditures, research and development and other general corporate requirements and limit its flexibility to react to changes in its business and the industries in which the Group operates.

In addition, like many other companies, ICI is dependent on its ability to obtain short-term financing to fund a portion of its financing requirements. While ICI has access to £769m in committed and undrawn bank facilities as of 31 December 2005, limitations on ICI’s ability to access short-term financing could increase its interest costs and could adversely affect its results of operations and cash flow.

A decision by the rating agencies to downgrade ICI’s credit rating would reduce its funding options, increase its cost of borrowings and have an adverse impact on results of operations and cash flow.

A number of factors, some of which are not within the Group’s control, may, individually or in combination, affect the rating agencies’ view of the Group’s credit profile and lead them to place the Group on credit watch or downgrade its credit rating, including:

•	a significant deterioration in the Group’s operating performance;

•	the occurrence of material, unexpected additional cash charges leading to a weakening in cash flow/debt metrics;

•	a significant deterioration in the economic environment in which the Group operates;

•	the occurrence of any of the events described in the other risk factors contained in this Annual Report and Accounts; and

•	further significant increases in the deficit of the Group’s pension funds or significant increases in the top-up contributions of such funds.

Recently disposed businesses may expose ICI to costs that could have an adverse effect on its results of operations, cash flow and financial condition.

In recent years, ICI has carried out a programme of strategic disposals, in the course of which it has given to other parties in those transactions certain indemnities, warranties and guarantees, including indemnities, warranties and guarantees relating to known and potential latent environmental, health and safety liabilities. There are also a number of contracts relating to businesses that ICI exited as part of its disposal programme which have not been novated to the purchasers of these businesses.

The extent to which ICI will be required in the future to incur costs under any of the indemnifications, warranties, guarantees or contracts referred to above or any similar contractual provision which the Group entered into in connection with its disposal programme, is not predictable and, if the Group should incur such costs, the costs could have an adverse effect on results of operations, cash flow and financial condition. For a more detailed description of these exposures see note 32 relating to the Group accounts.

Risks associated with the Group’s international operations could adversely affect its results of operations.

ICI is an international business with operations in over 50 countries and conducts business in many currencies. These operations are subject to the risks associated with international operations which include:

•	slowdown or recession in global, regional or national economic growth;

•	tariffs and trade barriers;

•	exchange controls;

•	fluctuations in national currencies;

•	social and political risks;

•	national and regional labour disputes;

•	required compliance with a variety of foreign laws, regulations and standards; and

•	the difficulty of enforcing legal claims and agreements through some foreign legal systems.

Furthermore, some of ICI’s businesses are subject to cyclical fluctuations in the industries and economies in which they operate. Finally, like all international businesses, ICI faces the risk of exposure when costs arise in a different currency than sales and the risk arising from the need to translate foreign currency denominated profits into pounds Sterling, the Group’s reporting currency. Any of the risks discussed above could adversely affect its results of operations.

Economic, social and political conditions in developing economies could adversely affect the Group’s results of operations and future growth.

ICI has operations in many developing economies in Asia and Latin America, and its strategy includes continuing to expand its business in these regions. However, many developing economies have recent histories of economic, social and political instability brought about by a number of factors, including unexpected changes in local laws, regulations and standards, substantial depreciation and volatility in national currencies, the imposition of trade barriers, and wage and price controls. Any of these factors could adversely affect ICI’s results of operations and future growth.

150 ICI Annual Report and Accounts 2005	Risk factors

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ICI’s exposure to consumer markets exposes it to legal risks, regulation and potential liabilities from product liability claims asserted by consumers, which could have an adverse effect on results of operations, cash flow and financial condition.

A significant proportion of the Group’s products is sold directly or indirectly to end-user consumers, even if the Group does not itself provide these products directly to consumers. This exposure to consumer markets exposes the Group to legal risks, regulation by relevant authorities and potential liabilities to consumers of these products, which may not be covered by the Group’s existing insurance coverage or may exceed its insurance coverage. Any of these factors could have an adverse effect on the Group’s results of operations, cash flow and financial condition.

Certain companies in the Group are the subject of various claims and proceedings which, if successfully asserted against them, could have an adverse effect on its results of operations, cash flow and financial condition.

Certain companies in the Group are the subject of various claims and proceedings. These concern issues such as alleged product liability and contract disputes. For a description of certain of these matters see note 32 relating to the Group accounts.

The successful assertion of current or future claims and proceedings could have an adverse effect on the Group’s results of operations, cash flow and financial condition.

Violations of environmental, health and safety and other laws, regulations and standards could restrict the Group’s operations, expose it to liability, increase its costs and have an adverse effect on its results of operations, cash flow and financial condition.

ICI is subject to a broad range of laws, regulations and standards in each of the jurisdictions where it operates, including those relating to pollution, the health and safety of employees, protection of the public, protection of the environment and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. These regulations and standards are becoming increasingly stringent.

In the ordinary course of business, ICI is subject to inspections and monitoring by the appropriate enforcement authorities. ICI also requires relevant permits and approvals for its operations which require compliance with their terms and which may be subject to renewal, modification and, in some circumstances, revocation.

It is the Group’s policy to require that its subsidiaries comply with relevant laws, regulations and standards. However, violations of applicable laws, regulations and standards, in particular provisions of environmental, health and safety laws (including spills or other releases of hazardous substances to the environment) or of permit or approval requirements, could result in restrictions on the operation of the Group’s facilities, damages, fines or other sanctions, increased costs of compliance as well as reputational damage. ICI is also subject to environmental laws and regulations, principally in respect of soil and groundwater remediation, that in the future may require it to take action to correct effects on the environment of prior disposal or release of chemical substances by the Group or other parties.

ICI has established provisions in respect of future environmental, health and safety liabilities that are not covered by enforceable indemnities from third parties, for which expenditure is probable and the cost of which can be estimated within a reasonable range of outcomes. These actual and potential liabilities, however, are inherently difficult to predict and to quantify. Existing provisions could therefore be inadequate to cover these liabilities, and additional costs to meet such actual and potential obligations could have an adverse effect on the Group’s results of operations, cash flow and financial condition.

Failure to comply with corporate governance requirements could have an adverse effect on the Group’s results of operations.

The Group has in place a corporate governance framework which meets the requirements set out in the Combined Code. Processes are in place to ensure that this framework is complied with and maintained. The Group’s corporate governance structure is more fully described in the Corporate Governance report on pages 35 to 40.

Failure by the Group to implement, update, manage and maintain its corporate governance compliance and control framework or failure to comply with such a framework could have an adverse effect on the Group’s results of operations.

ICI has given undertakings and guarantees relating to pension funds, including the solvency of the ICI UK Pension Fund, which could have an adverse effect on its results of operations and cash flow.

ICI provides retirement benefits for the majority of its former and current employees through a variety of defined benefit and, more recently, defined contribution schemes. These include the ICI UK Pension Fund (“Fund”), which is ICI’s largest defined benefit scheme. At 31 December 2005 it had liabilities of £7,770m, offset by scheme assets with a market value of £6,953m, giving a net deficit of £817m which is recorded on the Group’s balance sheet under international accounting standard IAS 19 Employee Benefits. The Fund represents 79% of the Group’s total post-retirement scheme liabilities and 85% of the Group’s total post-retirement scheme assets at 31 December 2005.

The most recent valuation of the Fund revealed an increase in the funding shortfall to £657m at 31 March 2005. Given that the Fund is extremely mature, the funding deficit shortfall has to be rectified through funding from the Company.

Factors such as the risk of poor future investment returns on scheme assets, changes in actuarial assumptions including mortality of scheme members, higher rates of inflation and/or falling bond-return rates used to discount the scheme liabilities, could all serve to increase the Fund deficit, thereby requiring increased future funding contributions from the Company with a resulting adverse effect on the Group’s results of operations, cash flow and financial condition.

Risk factors	ICI Annual Report and Accounts 2005 151

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Shareholder information

Trading market for Ordinary Shares
The authorised share capital of the Company comprises 1,400,000,000 Ordinary Shares of £1 each. At the close of business on 31 December 2005, 1,191,666,256 Ordinary Shares were in issue. At the close of business on 13 February 2006, 1,192,323,516 Ordinary Shares were in issue.

The principal trading market for the Company’s Ordinary Shares is the London Stock Exchange. ADSs (each representing four Ordinary Shares) evidenced by ADRs issued by Citibank, as depositary, are listed on the New York Stock Exchange.

	Total	In the
		USA

Number of record holders of:

Ordinary Shares as at 13 February 2006	126,657	697

ADSs as at 13 February 2006	2,053	1,996

As of 13 February 2006 the proportion of Ordinary Shares represented by ADSs was 5.27% of the Ordinary Shares in issue.

The following table shows, for the years and months indicated, the reported high and low middle market values for the Company’s Ordinary Shares on the London Stock Exchange and the reported high and low sale prices of ADSs on the New York Stock Exchange:

	£1 Ordinary Shares		ADSs

	Year/month	Year/month	Year/month	Year/month
	high	low	high	low
	£	£	US$	US$

Year

2001	5.57	2.83	33.19	17.16

2002	4.30	2.03	19.90	12.85

2003	2.38	0.90	15.43	5.82

2004

First quarter	2.47	1.94	18.60	14.25

Second quarter	2.36	1.93	17.31	13.65

Third quarter	2.32	2.05	16.81	14.86

Fourth quarter	2.41	2.07	18.58	15.08

Year	2.47	1.93	18.60	13.65

2005

First quarter	2.83	2.31	21.61	17.31

Second quarter	2.78	2.44	20.95	18.01

Third quarter	3.08	2.54	22.33	17.89

Fourth quarter	3.36	2.78	23.74	19.73

Year	3.36	2.31	23.74	17.31

2005

July	2.66	2.54	18.64	17.89

August	2.98	2.63	21.39	18.67

September	3.08	2.88	22.33	20.71

October	3.02	2.78	21.10	19.73

November	3.30	2.89	22.68	20.32

December	3.36	3.29	23.74	22.75

2006

January	3.65	3.35	26.10	23.77

February (through to 13 February 2006)	3.67	3.39	26.02	23.52

The share price on 13 February 2006 was £3.51; the ADR price was US$24.34.

On 4 February 2002 ICI announced a seven for eleven Rights Issue. Dealings in nil paid Ordinary Share rights and ADS rights began on 26 February 2002.

Defaults, dividend arrearages and delinquencies
(a)	There has been no material default in the payment of principal, interest, a sinking or purchase fund instalment, or any other material default with respect to any indebtedness for or in respect of monies borrowed or raised by whatever means of the Company or any of its significant subsidiaries.

(b)	There have been no arrears in the payment of dividends on and no material delinquency with respect to any class of preferred stock of any significant subsidiary of the Company.

152 ICI Annual Report and Accounts 2005	Shareholder information

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Analyses of shareholdings
The following tables analyse the holdings of Ordinary Shares at the end of 2005:
By size of account	Number
	of Ordinary	Number
	shareholders’	of shares
Size of holding	accounts	(millions)%

1-250	53,965	6	1

251-500	27,657	10	1

501-1,000	23,396	17	1

1,001-5,000	20,339	39	3

5,001-10,000	1,054	8	1

10,001-50,000	572	13	1

50,001-1,000,000	491	132	11

Over 1,000,000	148	967	81

All holdings	127,622	1,192	100

By category

%

UK

Pension funds	15

Life assurance	14

Mutual funds	25

Individuals	11

Others	6

71

Overseas	29

100

In addition to the number of registered shareholders shown, there are approximately 8,200 holders of ADRs. The ADRs, each of which evidences one ADS, which represents four £1 Ordinary Shares, are issued by Citibank Shareholder Services.

Control of Company

(a)	So far as the Company is aware, it is neither directly nor indirectly owned or controlled by one or more corporations.

(b)	(i) Set out below is information regarding interests in the Company’s £1 Ordinary Shares appearing in the Register of Interests in Shares maintained by the Company:

	As at 9 February 2004		As at 10 February 2005		As at 13 February 2006

Identity of Group	Amount	Per cent	Amount	Per cent	Amount	Per cent
	owned	of class	owned	of class	owned	of class
	(number		(number		(number
	of shares)		of shares)		of shares)
	millions		millions		millions

Barclays Bank PLC	112.5	9.45	101.4	8.51	119.6	10.03

Capital International Limited	n/a	n/a	46.3	3.89	72.9	6.11

Citibank Shareholder Services*	n/a	n/a	101.7	8.53	62.8	5.27

Legal & General Investment Management	44.3	3.72	44.6	3.74	48.1	4.03

Morley Fund Management Ltd	n/a	n/a	36.1	3.03	47.9	4.02

Standard Life Investments Ltd	44.7	3.75	55.4	4.64	38.2	3.21

Brandes Investment Partners LLC	102.0	8.56	94.3	7.91	n/a	n/a

JPMorgan Chase Bank*	107.4	9.01	n/a	n/a	n/a	n/a

Artisan Partners LP	82.0	6.89	n/a	n/a	n/a	n/a

*	This interest relates to ADRs issued by JPMorgan Chase Bank and by Citibank Shareholder Services, when acting in respective periods as Depositary; ADRs evidence ADSs.

No other person held an interest in shares, comprising 3% or more of the issued Ordinary Share Capital of the Company, appearing in the Register of Interests in Shares maintained under the provisions of Section 211 of the Companies Act 1985.

The voting rights of the major shareholders, listed in the table above, do not differ from those of any other shareholder of the Company’s Ordinary Shares.

(ii) As of 13 February 2006 the total amount of the Company’s voting securities owned by Directors and Officers of ICI, as a group, was:

Title of class
	Amount	Per cent
	owned	of class
	(number of
	shares)

Ordinary Shares	889,797	0.074

(iii) During the period from 31 December 2005 to 13 February 2006 there were no changes in the beneficial or non-beneficial interests of the Directors in the Ordinary Share Capital of the Company other than the vesting of Performance Growth Plan (PGP) shares and the employee benefit trust.

(c)	The Company does not know of any arrangements the operation of which might result in a change in control of the Company.

Exchange controls and other limitations affecting security holders

(a)	There are no governmental laws, decrees or regulations in the UK restricting the import or export of capital or affecting the remittance of dividends, interest or other payments to non-resident holders of the Company’s Ordinary Shares or ADSs. However, a 1.5% stamp duty reserve tax is payable upon the deposit of ICI Ordinary Shares in connection with the creation of, but not subsequent dealing in, ADRs.

This is in lieu of the normal 0.5% stamp duty on all purchases of Ordinary Shares.

(b)	There are no limitations under English Law or the Company’s Memorandum and Articles of Association on the right of non-resident or foreign owners to be the registered holders of and to vote Ordinary Shares of the Company.

Shareholder Information	ICI Annual Report and Accounts 2005 153

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Shareholder information continued

Taxation
The following discussion is intended as a general guide only. Shareholders who are in any doubt with regard to tax matters, or who are resident in countries other than the USA should consult their own tax advisers.

Taxation of US resident shareholders
The following summary of the principal UK and certain federal US tax consequences of ownership of Ordinary Shares or ADSs, held as capital assets by US resident shareholders is based on current UK and US federal tax law and practice, as well as the current Double Taxation (Income) Convention (“the Convention”) between the UK and the USA which came into force on 31 March 2003. The following summary is also based in part on representations by JPMorgan Chase Bank as Depositary for the ADSs and assumes that each obligation in the deposit agreement among the Company, the Depositary and the holders of ADSs and any related agreement will be performed in accordance with its terms.

Taxation of dividends paid to US resident shareholders
The UK does not currently impose a withholding tax on dividends paid by a UK company, such as the Company.

Distributions paid by the Company to a US resident shareholder will be treated for US federal income tax purposes as foreign source ordinary dividend income to the extent of the Company’s current or accumulated earnings and profits for US federal income tax purposes. The amount of the dividend will be the US dollar value of the pounds Sterling received on the date the dividend is received by the Depository for US resident shareholders of ADSs (or in the case of Ordinary Shares, received by the US resident shareholder), regardless of whether or not the dividend is converted into US dollars. No deduction for dividends received is allowed for corporate US resident shareholders with respect to dividends paid by the Company.

Subject to applicable limitations that may vary depending upon a US resident shareholder’s individual circumstances, dividends paid to non-corporate US resident shareholders in taxable years beginning before 1 January 2009 will be taxable at a maximum tax rate of 15%. Non-corporate US resident shareholders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

Taxation of capital gains for US resident shareholders
Under the Convention, each contracting state may, in general, tax capital gains in accordance with the provisions of its domestic law. Under present UK law, individuals who are neither resident nor ordinarily resident in the UK, and companies which are not resident in the UK, generally will not be liable to UK tax on capital gains made on the disposal of their Ordinary Shares or ADSs, unless such Ordinary Shares or ADSs are held in connection with a trade, profession or vocation carried on in the UK through a branch or agency.

A US resident shareholder will recognise capital gain or loss for US federal income tax purposes on the sale or exchange of the Ordinary Shares or ADSs in the same manner as on the sale or exchange of any other shares held as capital assets. Any gain or loss will generally be US source capital gain or loss, which will be long-term if the Ordinary Shares or ADSs were held for longer than one year.

UK inheritance tax
Under the current Double Taxation (Estates) Convention (the Estate Tax Convention), between the USA and the UK, Ordinary Shares or ADSs held by an individual shareholder who is domiciled for the purposes of the Estate Tax Convention in the USA, and is not for the purposes of the Estate Tax Convention a national of the UK, nor resident in the UK for seven out of the last ten tax years, will generally not be subject to the UK inheritance tax on the individual’s death nor on a chargeable gift of the Ordinary Shares or ADSs during the individual’s lifetime provided that any applicable US federal gift or estate tax liability is paid, unless the Ordinary Shares or ADSs are part of the business property of a permanent establishment of the individual in the UK or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the UK. Where the Ordinary Shares or ADSs have been placed in trust by a settlor who, at the time of settlement, was a US resident shareholder, the Ordinary Shares or ADSs will generally not be subject to UK inheritance tax unless the settlor, at the time of settlement, was not domiciled in the USA or was a UK national. In the exceptional case where the Ordinary Shares or ADSs are subject both to UK inheritance tax and to US federal gift or estate tax, the Estate Tax Convention generally provides for double taxation to be relieved by means of credit relief.

Stamp Duty
In practice, no UK stamp duty is payable on any issue or transfer of ADSs provided that the instrument of transfer is executed and remains at all times outside the UK. In practice, no stamp duty reserve tax is payable on an agreement to transfer ADSs.

Capital gains tax information for UK shareholders
In certain circumstances, when a shareholder in the UK sells shares, liability to tax in respect of capital gains is computed by reference to the market value of the shares on 31 March 1982. The market value of ICI Ordinary Shares at 31 March 1982, for the purposes of capital gains tax, was 309p.

ICI demerged its bioscience business to Zeneca Group PLC on 1 June 1993. Post-demerger ICI shares inherited a base cost for capital gains equivalent to 0.50239 of their pre-demerger base cost.

For the purposes of UK taxation of capital gains (CGT), the issue of new ICI shares in the 2002 rights issue was regarded as a reorganisation of the share capital of ICI. New shares acquired by taking up an entitlement under the rights issue were treated as the same asset as, and having been acquired at the same time as and at the same aggregate cost as, the prior holding of ICI shares. The subscription money for the new shares was added to the base cost of the existing holding. (In the case of shareholders within the charge to corporation tax, indexation allowance applies to the amount paid for the new shares only from the date the amount was paid or liable to be paid.)

Incorporation of the Company
Imperial Chemical Industries PLC was originally incorporated in the UK and registered in England, under the Companies Acts, 1908 to 1917 on 7 December 1926 as a limited company. It was re-registered under the Companies Acts, 1948 to 1980 as a public limited company on 30 June 1981.

Memorandum and Articles of Association
A summary of certain provisions of the Company’s Memorandum and Articles of Association was filed with the Company’s report to the SEC on Form 20-F for the year ended 31 December 2004.

Registered Office
20 Manchester Square
London W1U 3AN
Telephone +44(0)20 7009 5000

Annual Report on Form 20-F 2005
The information in this report comprises the Annual Report and Accounts of the Company in accordance with UK requirements, certain portions of which will be included in the Annual Report on Form 20-F that will be filed with the SEC for the year ended 31 December 2005. Unless specifically otherwise indicated, this report has been prepared as at 16 February 2006, the date on which the Directors presented their Annual Report and Accounts and on which the independent auditors issued their opinion in compliance with UK requirements.

When the Annual Report on Form 20-F for the year ended 31 December 2005 is filed with the SEC, certain information contained in this report may be updated or supplemented.

154 ICI Annual Report and Accounts 2005	Shareholder information

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Quarterly results
Unaudited trading results of the ICI Group for 2006 are expected to be announced as follows:
First quarter	4 May 2006
Half year	3 August 2006
Nine months	2 November 2006
Full year	8 February 2007

Dividend payments
A second interim dividend for the year 2005, which the Annual General Meeting will be asked to confirm, is payable on 14 April 2006 to holders of Ordinary Shares registered in the books of the Company on 3 March 2006. Dividends are normally paid as follows:

First interim:	announced with the half year results and paid
in early October; and

Second interim:	announced with the full year results and paid
in mid to late April.

Registrar and Transfer Office
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Telephone: 0870 600 3993

Dividend mandate
Any shareholder wishing dividends to be paid directly into a bank or building society account should contact the Registrar for a dividend mandate form. Dividends paid in this way will be paid through the Bankers Automated Clearing System (BACS).

Electronic Communications
Shareholders may now receive the Annual Report and Accounts and  the Annual Review electronically. There are a number of advantages  in opting to receive shareholder documentation in electronic form, including: faster delivery of documents; documents may be read and  downloaded at the shareholder’s convenience; confirmation of transmission of proxy forms; improved security procedures for verifying proxy forms; potential cost savings for the Company; and the saving of environmental resources. To register for electronic communications,  shareholders should visit ICI’s corporate website (www.ici.com).

Share dealing service
The Company has arranged a share dealing service through The Share  Centre Limited, a member of the London Stock Exchange, under which existing and new UK resident shareholders may buy or sell ICI shares.  Further information may be obtained from:

The Share Centre Limited
PO Box 2000
Aylesbury
Buckinghamshire HP21 8ZB
Telephone: 01296 414 144

The publication of the information above in relation to the share dealing service has been approved for the purposes of Section 21 of the Financial Services and Markets Act 2000 by The Share Centre Limited, which is a member of the London Stock Exchange and is  authorised and regulated by the Financial Services Authority under reference 146768.

ADR Depositary
Citibank Shareholder Services is Depositary for ICI’s American  Depositary Receipts. Shareholder enquiries may be directed to:

Citibank Shareholder Services
PO Box 43077
Providence, RI 02940-3077
USA
US calls (toll free number): 1-877-CITI-ADR (1-877-248-4237)
Non US calls: 1-781-575-4555
E-mail enquiries to: citibank@shareholders-online.com

Documents on display – Securities and Exchange Commission (SEC)
ICI files annual, semi-annual and special reports and other information with the SEC. Any document that ICI files may be read and copied at the SEC’s public reference room at Headquarters Office, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, USA. Please call the SEC at +1-800-732-0330 for further information or view reports filed since 4 November 2002 online at www.sec.gov

The ADSs representing ICI’s Ordinary Shares are listed on the New York Stock Exchange (NYSE) and ICI’s Ordinary Shares are listed on the Official List of the Financial Services Authority and traded on the London Stock Exchange. Reports and other information about the Group that ICI has filed pursuant to the rules of the NYSE, the Financial Services Authority and the London Stock Exchange are available via those bodies.

A copy of each report filed within the preceding 12 months can also be inspected by any shareholder or ADR holder during normal business hours at the offices of the Company at 20 Manchester Square, London, W1U 3AN.

Exchange rates
The following table sets forth, for the years, months and dates indicated, the noon buying rate in New York City for cable transfers in pounds Sterling as certified by the Federal Reserve Bank of New York for customs purposes (the “noon buying rate”):

	Highest	Lowest	Average	At
	rate	rate	rate	Year
	during	during	during	end
US$ to pound sterling (£) (1)	period	period	period
Year			(2) (3)	(2)

2001	1.50	1.37	1.44	1.45

2002	1.61	1.41	1.50	1.61

2003	1.78	1.55	1.64	1.78

2004	1.95	1.77	1.84	1.92

2005	1.93	1.71	1.81	1.72

2005

August	1.81	1.77

September	1.84	1.76

October	1.79	1.75

November	1.78	1.71

December	1.77	1.72

2006

January	1.79	1.74

February (as of 13 February)	1.78	1.74

The noon buying rate on 13 February 2006 was $1.74 = £1

(1)	All figures have been taken directly or derived from figures released through the Public Information Office of the Federal Reserve in Washington, D C or New York City.

(2)	The noon buying rate on such dates differed from the rates used in preparation of the Group’s financial statements as of such dates.

(3)	The average is the average of the noon buying rate on the last day of each month during the period indicated.

Fluctuations in the exchange rate between the pound Sterling and the US dollar will affect the US dollar equivalent of the pound Sterling prices of the Ordinary Shares of Imperial Chemical Industries PLC on the London Stock Exchange and, as a result, will affect the market prices of ADSs on the NYSE. Cash dividends, if any, will be paid by the Company in respect of Ordinary Shares in pounds Sterling, and exchange rate fluctuations will affect the US dollar amounts received by holders of ADSs on conversion by the Depositary of such dividends.

A substantial proportion of the Group’s assets, liabilities, revenues and expenses are denominated in currencies other than pounds Sterling. Accordingly, fluctuations in the value of the pound Sterling relative to other currencies can have a significant effect on the translation into Sterling of non-Sterling assets, liabilities, revenues and expenses (see relevant sections of the Operating and financial review, on page 23).

Shareholder Information	ICI Annual Report and Accounts 2005 155

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Definitions

In this document the following words and expressions shall, unless the context otherwise requires, have the following meanings:

ADR	American Depositary Receipt evidencing title to an ADS.

ADS	American Depositary Share representing four underlying Ordinary Shares of the Company.

As reported performance	Performance including the effects of currency translation differences and the impact of acquisitions and divestments.

bn	billion – 1,000 million.

Company	Imperial Chemical Industries PLC.

Comparable performance	References to “comparable” performance excludes the effect of currency translation differences and the impact of acquisitions and divestments on the results reported by the International Businesses. Performance is measured on a consistent basis over two or more financial periods. Comparable results for both 2005 and 2004 are translated at constant exchange rates, which equate to the annual average exchange rates for 2004 and exclude the results of divested businesses and the impact of acquired businesses from the relevant periods.

Depositary	Citibank Shareholder Services, as depositary under the deposit agreement pursuant to which the ADRs are issued.

Derivative	A financial instrument whose value changes in response to a change in a specified underlying, for which there is little or no initial net investment, and that is settled at a future date.

Directors	The Directors of Imperial Chemical Industries PLC.

EBITDA	ICI defines earnings before interest, taxation, depreciation and amortisation (EBITDA) as profit before special items, net finance expense, taxation, depreciation and amortisation of intangibles. Management believes EBITDA serves as an important financial indicator, however, EBITDA should not be considered in isolation, or as an alternative to operating profit or net profit or cash flow from operating activities, in each case, determined in accordance with IFRS or US GAAP as appropriate.

Effective tax rate	Effective tax rate is calculated as taxation (excluding tax on special items) divided by profit before tax (before special items).

ESOP	Employee share ownership plans, of which the principal plans are the 2004 Executive Share Option Plan, the 1994 Senior Staff Share Option Scheme, the 1994 Stock Appreciation Rights Plan, the Performance Growth Plan and the Performance Share Plan.

Fair value	The amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Financial instrument	Any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Hedging	A strategy used in risk management whereby an entity seeks to reduce or eliminate financial risks by entering into transactions that give an offsetting risk profile. This may or may not allow an entity to use hedge accounting, whereby special accounting rules may be used if specific hedge effectiveness and other criteria are met.

IAS/IASB	International Accounting Standard/International Accounting Standards Board.

ICI, ICI Group or the Group	Imperial Chemical Industries PLC and its subsidiary companies (its consolidated subsidiaries and its proportionally consolidated joint ventures but not its associates).

IFRS	International Financial Reporting Standards.

IFRIC	International Financial Reporting Interpretations Committee.

Interest cover	Calculations of interest cover are based on the sum of the Group’s trading profit, post-retirement benefit finance charges, the Group’s share of net associated company income (associates trading profit less taxation and net finance expense of associates) divided by interest payable by the Group (excluding share of net finance expense of associates and post-retirement benefit finance expense).

International Businesses	The International Businesses comprise the Group’s National Starch, Quest, Uniqema and Paints businesses.

London Stock Exchange	London Stock Exchange plc.

m	million.

NYSE	New York Stock Exchange.

Ordinary Shares	Ordinary shares of £1 each in the capital of Imperial Chemical Industries PLC.

pound Sterling, £, pence or p	Refers to units of UK currency.

Revenue	IFRS equivalent of sales and turnover.

SEC	The United States Securities and Exchange Commission.

SFAS	Statement of Financial Accounting Standards (US).

UK or United Kingdom	United Kingdom of Great Britain and Northern Ireland.

US dollar, dollar, US$ or $	Refers to units of US currency.

USA or US or United States	United States of America.

Figures in parentheses in tables and financial statements are used to represent negative numbers.

156 ICI Annual Report and Accounts 2005	Definitions

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Definitions used in computation of Group Financial Targets
Adjusted earnings per share	Net profit before special items attributable to the equity holders of the parent, divided by weighted average number of shares in issue (less weighted average number of shares held by the Group’s employee share plans) during the period.

Comparable sales growth	Sales growth compared with the prior period excluding the effects of currency translation differences and the impact of acquisitions and divestments.

Comparable trading profit growth	Trading profit growth compared with the prior period excluding the effects of currency translation differences and the impact of acquisitions and divestments.

Earnings per share	Net profit after special items attributable to the equity holders of the parent, divided by the weighted average number of shares in issue (less the weighted average number of shares held by the Group’s employee share plans) during the period.

Net debt	The borrowings of ICI (comprising loans and short-term borrowings other than overdrafts together with related derivatives, obligations under finance leases and the liabilities associated with the forward contracts for the acquisition of own shares (the extent that the contracts are ‘out of the money’)) less cash (including overdrafts), cash equivalents and current asset investments.

Net profit before special items	Net profit attributable to equity holders of the parent before special items.

Reporting segments	The Reporting segments comprise the Group’s National Starch, Quest, Uniqema, Paints and Regional and Industrial businesses.

Return on capital employed (ROCE)	Group trading profit after amortisation of intangibles, before special items, after restructuring amortisation* and after a tax charge† for the last twelve months divided by the average of capital employed for this current period end and that of the twelve months previously, expressed as a percentage.

Notes:
	*	Cash expenditure on restructuring is capitalised in each year that expenditure occurs and is then amortised over three years starting on 1 January following the year of the expenditure.

	†	A tax charge is applied to the Group trading profit (before amortisation of intangibles and after restructuring amortisation) using the Group’s effective tax rate for the year (2005: 21%, 2004: 21%).

Capital employed: Net operating assets plus net operating special items.

Net operating assets: Property, plant and equipment plus goodwill on acquisitionsø plus operating working capital.

	ø	Goodwill on acquisitions relates to goodwill capitalised on the Group balance sheet and, therefore, excludes goodwill arising prior to 31 December 1997 (largely that arising on the acquisition of the Unilever Speciality Chemical businesses) which has been charged directly to reserves.

Net operating special items: For financial ratio calculation purposes only, this is defined as: Asset write downs arising on restructuring plus cash cost of restructuring before tax and after amortisation: for financial ratio purposes only, cash expenditure is capitalised in each year that expenditure occurs and is then amortised over three years starting on 1 January following the year of expenditure.

Segment assets	Segment assets are those operating assets that are employed by a segment in its operating activities and that are either directly attributable to the segments or can be allocated to the segment on a reasonable basis.

Segment liabilities	Segment liabilities are those operating liabilities that are employed by a segment in its operating activities and that are either directly attributable to the segments or can be allocated to the segment on a reasonable basis.

Special items	Special items are those items of financial performance that should be separately disclosed to assist in the understanding of the financial performance achieved by the Group and in making projections of future results, as explained in IAS 1 Presentation of Financial Statements. Special items includes items relating to both continuing and discontinued businesses.

Trading margin	Trading profit, expressed as a percentage of sales.

Trading profit	Operating profit before special items.

Definitions	ICI Annual Report and Accounts 2005 157

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Index
	(Notes)	Pages
Accounting
IFRS/US GAAP	(36)	121-129
policies – Group		56-59
standards – Group	(1)	63-64
Acquisitions	(29)	100-101
American Depositary Shares		152-155
Annual General Meeting		41
Assets
by business segment	(4)	69
by geographic segment	(4)	69
intangible	(12)	80-81
property, plant & equipment	(13)	81-82
Asset lives		56
Associates
accounting policy		56
material associates	(14)	83
share of profits	(8)	20, 76
Audit Committee membership		37
Auditor (Independent Auditor)
remuneration	(6)	41, 73
report		54, 132
Balance sheets		61, 135
Board committees		36
Board of Directors		30-33
Borrowings –financial liabilities	(22)	87-89
Business
description		9-14
reviews – 2005		25-27
Capital
expenditure	(13)	28, 80
commitments	(32)	111
expenditure by business	(4)	28, 68
Capital gains tax, shareholders’		154
Cash and cash equivalents	(19)	86
Cash flow
commentary		21-22
Group statement		62
US GAAP	(36)	125
Chairman’s and the Chief
Executive’s statement		2-3
Charitable donations		41
Competition		19
Contingent liabilities	(32)	57, 111,
		130
Corporate governance		35-40
Critical accounting policies	(37)	130
Currencies
accounting policy		56
Debt (net) – analysis	(28)	100
Deferred taxation	(16)	85
Definitions		156-157
Depreciation & amortisation
accounting policy		56
by business segment	(4)	68
Directors’
biographies		31-33
long-term incentives		44, 46
remuneration	(2)	45, 64
report		41
responsibilities		53
retirement benefits		49-50
service contracts		51-52
share options		47-48
shareholdings		50
	(Notes)	Pages
Disposals	(29)	101
Disposal & Legacy provisions	(24)	91-92
Dividends
paid, payable	(27)	99
payment dates		155
Earnings per Ordinary Share	(11)	79
Employee share ownership
plan accounting policy		57
Employees
employment principles		17-18
numbers and costs	(5)	71
pensions/retirement benefits		18
Environment
accounting policy		57
commentary		17
contingencies	(32)	111
provisions	(23)	90
Equity	(26)	98-99
Exchange rate information		155
Executive Management Team		34
Finance expense (net)	(9)	76
Financial
assets	(15)	84
calendar		155
highlights		1, 5
liabilities	(22)	57-59
selected data		143-146
Financial derivatives
accounting policy		58-59
hedging & risk management	(22, 30)	22,23,87,
		102-109
Going concern		41
Goodwill
accounting policy		57, 130
by business segment	(4)	69
Income statement		60
Intellectual property		19
Internal control
corporate governance		37-38
Inventories/stocks
accounting policy		57
analysis	(17)	86
Investments
accounting policy		56
associates	(14)	83
participating, other	(iv)	138
subsidiaries	(iii)	137
International Financial
Reporting Standards		56, 63
Leases	(31)	110
Legacy issues		19
Loans – financial liabilities	(22, 30)	88-89,
		104-106
Markets and distribution		19
National Starch business		9-10, 25
Notes to accounts		63-130,
		136-142
Operating and financial review
business reviews –2005		25-27
financing review		22-24
operating performance		20-21
US GAAP		24
Operating costs	(6)	72
Operating profit	(7)	72-73
	(Notes)	Pages
Paints business		13-14,
		26-27
Payables	(20)	87
Payment to suppliers		41
Pensions – employee benefits
accounting policy		57, 130
analysis	(25)	92-97,
		151
Political donations		41
Post-retirement benefits	(25)	92-97,
		151
Profit by business segment	(4)	67
Provisions for liabilities
and charges	(23)	90
Quest business		10-11, 25
Raw materials		19
Receivables	(18)	86
Recognised income & expense		60
Regional and Industrial business		14, 27
Registrar		155
Related party transactions	(33)	24, 112
Remuneration Committee
membership		36, 51
report		42-52
Research and development	(6)	15,57,72
Reserves	(26, xii)	98, 141
Restatement of comparatives	(35)	114-120
Restructuring provisions	(24)	91-92
Returns on investments	(25)	93
Revenue
accounting policy		56
by business segment	(4)	66
by geographic area	(4)	68
by customer location	(4)	70
Risk factors		149-151
Safety health, environment		15-17
Seasonality		19
Segmental analysis		66-70
Share capital	(26, xii)	98, 140-141
Shareholders’ information		152-155
Shareholdings – analysis		153
Share options	(7)	73-75
Share premium account	(26, xii)	98, 141
Special items	(3)	65
Stocks/inventories
accounting policy		57
analysis	(17)	86
Strategy		7-8
Subsidiaries
investment	(iii)	137
principal subsidiaries		131
Sustainability		15
Taxation
accounting policy		56
income tax analysis	(10)	77-78
commentary		20
Treasury policies		22
Uniqema business		8,12,26
US GAAP v IFRS	(36)	121-129

158 ICI Annual Report and Accounts 2005	Index

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Forward-looking statements

This Annual Report and Accounts contains statements concerning the Group’s business, financial condition, results of operations and certain of the Group’s plans, objectives, assumptions, projections, expectations or beliefs with respect to these items. These statements are intended as forward-looking statements within the meaning of the US Private Securities Litigations Reform Act of 1995. These statements include, without limitation, those concerning:

•	the Group’s strategy and its ability to achieve it;

•	the benefits of the restructuring programmes in the Group’s businesses;

•	the Group’s net debt;

•	the Group’s credit rating;

•	expectations regarding sales, operating profit and growth;

•	plans for the launch of new products and services;

•	the impact of regulatory initiatives on operations and costs;

•	the Group’s possible or assumed future results of operations;

•	capital expenditure and investment plans;

•	adequacy of capital and liquidity;

•	financing plans;

•	the Group’s retirement benefit schemes;

•	the outcome of claims and litigation; and

•	statements preceded by, followed by, or that included the words “believe”, “expect”, “intend”, “will”, “plan”, “anticipate”, “goal”, “aim”, “seeks”, or similar expressions.

The Company cautions that any forward-looking statements in this Annual Report and Accounts may, and often do, vary from actual results and the differences between these statements and actual results can be material. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only at their respective dates.

The Company undertakes no obligation to release publicly the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this Annual Report and Accounts, including, without limitation, changes in the Group’s business or acquisition or divestment strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things:
•	the impact of competitive products and pricing;

•	changes in the price of raw materials;

•	the occurrence of major operational problems;

•	the loss of major customers;

•	limitations imposed by the Group’s indebtedness and leverage;

•	a credit rating downgrade by the rating agencies;

•	contingent liabilities, including those arising in connection with disposed businesses;

•	risks associated with the Group’s international operations;

•	risks of claims and litigation;

•	financial performance of the Group’s retirement benefit schemes; and

•	other factors described in the Company’s filings with the US Securities and Exchange Commission.

You should read “Risk Factors” on pages 149 to 151 for more information regarding factors that could cause actual results and developments to differ from those expressed or implied by the forward-looking statements in this document.

Forward-looking statements	ICI Annual Report and Accounts 2005 159

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This report is the Annual Report and Accounts of the Company for the year ended 31 December 2005.

A summary report for the year, the Annual Review 2005, is produced as a separate document and is issued to shareholders unless they have elected to receive the full Annual Report and Accounts. The Annual Review includes a statement from the Chairman and the Chief Executive, a summary review of activities, Summary Remuneration Report and Summary Financial Statements.

As noted on pages 39 and 155, shareholders may now elect to receive the Annual Report and Accounts and the Annual Review in electronic form by registering on ICI’s corporate website (www.ici.com).

Words within single quotation marks within the text of this document, the letters ICI, the Roundel Device, Ablestik, Acheson, Alabastine, Alba, Alco, Aquacoral, BioCaptive, Coral, Cuprinol, Cuprinol Sprayable, Devoe, Duco, Dulux, Dulux Diamond, Elotex, Emerson & Cuming, Glidden, Hammerite, ImpaQ Taste Technology, Metalshield, National Starch, Neutrozone, Polycell, Polyfilla, Quest, Quisine, Sterishield,
Uniqema, Valentine and Xyladecor are all trademarks of the ICI Group.

Other named products appearing within this document that are non-ICI trademarks are: Gaultier2, Miss Dior Cherie, Paludrine, Perspex Silver Shadow from Davidoff, This Old House, Tumulte from Christian Lacroix and Zirh’s Corduroy.

Auditor:
KPMG Audit Plc,
8 Salisbury Square,
London EC4Y 8BB

Registered Office:
20 Manchester Square,
London W1U 3AN
Telephone: +44(0)20 7009 5000

Printed in Great Britain on paper manufactured at a mill certified to ISO 14001 environmental management standard. The fibres used are from sustainable sources and have been bleached using a combination of Totally Chlorine Free (TCF) and Elemental Chlorine Free (ECF) processes. The material is recyclable and biodegradable. Design: Corporate Edge. Print: St Ives Westerham Press.

160 ICI Annual Report and Accounts 2005

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